FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

2004 REFERENCE DOCUMENT

This reference document was filed with the Autorité des Marchés Financiers (French Financial Markets Authority) on April 14, 2005, in accordance with the provisions of Articles 211-1 to 211-42 of the general regulation of the AMF.

It may be used in support of any financial transaction if it is supplemented by a prospectus approved by the Autorité des Marchés Financiers.

1

PARTIES RESPONSIBLE FOR THE ACCURACY OF THE REFERENCE DOCUMENTS AND THE AUDIT OF THE FINANCIAL STATEMENTS

1.1 PARTY RESPONSIBLE FOR THE ACCURACY OF THE REFERENCE DOCUMENT		3

1.2 ATTESTATION		3

1.3 PARTIES RESPONSIBLE FOR THE AUDIT OF THE FINANCIAL STATEMENTS		3
1.3.1	Principal Statutory Auditors	3
1.3.2	Deputy Statutory Auditors	4

1.4 CORPORATE COMMUNICATIONS		5

1.1 PARTY RESPONSIBLE FOR THE ACCURACY OF THE REFERENCE DOCUMENT		3

1.2 ATTESTATION		3

1.3 PARTIES RESPONSIBLE FOR THE AUDIT OF THE FINANCIAL STATEMENTS		3

1.3.1	Principal Statutory Auditors	3
1.3.2	Deputy Statutory Auditors	4

1.4 CORPORATE COMMUNICATIONS		5

1.1 PARTY RESPONSIBLE FOR THE ACCURACY OF THE REFERENCE DOCUMENT

Mr. Gérard Mestrallet, Chairman and Chief Executive Officer.

1.2 A TTESTATION

“To our knowledge, the information presented in this reference document fairly reflects the current situation and includes all information necessary for investors’ understanding of the assets, activities, financial situation, results and future prospects of SUEZ. No material aspects of such information have been omitted.”

Chairman and Chief Executive Officer

Gérard Mestrallet

1.3 PARTIES RESPONSIBLE FOR THE AUDIT OF THE FINANCIAL STATEMENTS

1.3.1 PRINCIPAL STATUTORY AUDITORS

Barbier Frinault & Autres

Ernst & Young

Represented by Mr. Christian Chochon

41 Rue Ybry, 92576 Neuilly-sur-Seine Cedex

Appointed on June 22, 1983, whose appointment was most recently renewed by the Combined Ordinary and Extraordinary Shareholders’ Meeting of May 4, 2001 for a period of six years, which will expire at the close of the 2007 General Annual Meeting held to approve the financial statements for the fiscal year ending December 31, 2006.

Deloitte & Associés

Represented by Mr. Jean-Paul Picard

185 Avenue Charles de Gaulle, B.P. 136 92524 Neuilly-sur-Seine

Appointed on May 28, 1999 for a period of six years, expiring at the close of the 2005 General Annual Meeting held to approve the financial statements for the fiscal year ended December 31, 2004.

A proposal will be made by the SUEZ Board of Directors to the May 2005 Shareholders’ Meeting to renew the appointment of Deloitte & Associés for an additional six years.

1.3.2 DEPUTY STATUTORY AUDITORS

Mr. Francis Scheidecker

Deputy of Barbier Frinault & Autres

41 Rue Ybry, 92576 Neuilly-sur-Seine Cedex

Appointed on June 14, 1995 whose appointment was most recently renewed by the Combined Annual General Shareholders’ Meeting of May 4, 2001 for a period of six years, which will expire at the close of the 2007 Annual General Meeting held to approve the financial statements for the fiscal year ending December 31, 2006.

Since Mr. Francis Scheidecker has now retired, a proposal will be put by SUEZ’ Board of Directors to the May 2005 Annual General Meeting to appoint Mr. Francis Gidoin to replace him for a period of two years.

BEAS

7-9 Villa Houssay, 92200 Neuilly-sur-Seine

Appointed on May 28, 1999 for a period of six years, which will expire at the close of the 2005 Annual General Meeting held to approve the financial statements for the fiscal year ended December 31, 2004.

A proposal will be put by SUEZ’ Board of Directors to the May 2005 Annual General Meeting to renew the appointment of BEAS for an additional six years.

REPORT OF THE STATUTORY AUDITORS ON THE REFERENCE DOCUMENT

This is a free translation of a French language original for convenience purposes only. Accounting principles and auditing standards and their application in practice vary among nations. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices utilized by the statutory auditors in France with respect to such financial statements included in a prospectus may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statements and the auditors’ report of which a translation for convenience purposes only is presented in this document are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice.

As statutory auditors of SUEZ and in accordance with AMF General Regulation and with French professional standards, we have performed certain procedures on the information in respect of the financial position and historical financial statements included in the accompanying Reference Document

This Reference Document is the responsibility of the Company’s Chairman and Chief Executive Officer. Our responsibility is to report a conclusion on the fairness of the information contained therein with respect to the financial position and financial statements.

We have conducted our work in accordance with French professional standards. Those standards require that we assess the fairness of the information presented on the financial position and financial statements and to verify their consistency with the audited financial statements. We also read other financial information contained in the Reference Document in order to identify any significant inconsistencies with information in respect of the financial position and financial statements and to bring to your attention any obvious misstatements we noted based on our general understanding of the company gained through our audit. This Reference Document does not include any prospective information on a properly prepared individual component or item.

We issued an unqualified opinion on the individual accounts drawn up by the Board of Directors for fiscal years 2002, 2003 and 2004 in accordance with French professional standards.

We issued an unqualified opinion on the consolidated financial statements drawn up by the Board of Directors for fiscal year 2002.

Our report on the consolidated financial statements for fiscal year 2002 dated March 7, 2003 draws attention to the change in accounting method resulting from the first-time application, as of January 1, 2002, of CRC Regulation No. 2000-06 relating to liabilities.

We issued an unqualified opinion on the consolidated financial statements drawn up by the Board of Directors for fiscal year 2003.

Our report on the consolidated financial statements for fiscal year 2003 dated March 31, 2004 draws attention to the change in the accounting presentation of energy trading transactions and the change in the estimated depreciation periods of nuclear power stations.

We issued an unqualified opinion on the consolidated financial statements drawn up by the Board of Directors for fiscal year 2004.

In our report on the consolidated financial statements for fiscal year 2004, we brought to your attention paragraph 5.2 Transition to IFRS of the “Reference Document” that describes the principles adopted by the Group to establish the transition to the IFRS standards, particularly relating to the concession contracts.

Based on the procedures performed, we have nothing to report on the fairness of the information relating to the financial position and the financial statements included in the Reference Document.

Neuilly-sur-Seine, April 12, 2005

The Statutory Auditors

Deloitte et Associés	Barbier Frinault & Others, Ernst & Young,

Jean-Paul Picard	Christian Chochon

Additional information

In accordance with article L. 225-235 of the French Company Law (Code de commerce), the statutory auditor’s’ report on the individual accounts at December 31, 2004 includes the following justification of our assessments:

As specified in Note 1 to the consolidated financial statements, the carrying value of investments in consolidated entities which SUEZ intends to hold on a long-term basis are written down to their value in use if lower. In terms of investments in consolidated entities which SUEZ has decided to sell, the carrying value is written down to the estimated disposal value if lower. Reserves for contingencies and losses may be recorded if the company believes that its commitment will be higher than the value of assets held. We have assessed the reasonableness of the main economic data used. If necessary, we have familiarized ourselves with the disposal terms and conditions in order to assess the reasonableness of the asset values used by the Group.

The Reference Document also includes the following reports :

The Statutory auditors’ report on the consolidated financial statements at December 31, 2004 (paragraph 5.5 of the Reference Document), which includes the justification of their assessment in accordance with Article L.225-235 of the French company law (Code de commerce).

In accordance with Article L.225-235 of the French company law (Code de commerce), the statutory auditors’ report on the report prepared by the Chairman of the Board of SUEZ Company (appendix of the Registration document) with respect to the internal control procedures for the preparation and treatment of accounting and financial information.

1.4 CORPORATE COMMUNICATIONS

Valérie Bernis

Executive Vice-President in charge of Communications

Tel.: +33 (0)1 40 06 67 72

Address: 16 Rue de la Ville l’Evêque, 75008 Paris

Website: www.suez.com

The SUEZ reference document is translated into English, Spanish and Dutch.

Tentative Financial Reporting Schedule

• Presentation of the annual financial statements:	March 10, 2005

• Presentation of first quarter revenues for 2005:	May 4, 2005

• Annual General Meeting:	May 13, 2005

• Presentation of first half year revenues for 2005:	August 2, 2005

• Presentation of first half year income for 2005:	September 8, 2005

• Presentation of third quarter revenues for 2005:	November 3, 2005

2

INFORMATION REGARDING THE TRANSACTION

Not applicable.

3

GENERAL INFORMATION ON THE COMPANY AND ITS SHARE CAPITAL

3.1 GENERAL INFORMATION ON THE COMPANY

3.1.1 CORPORATE NAME AND REGISTERED OFFICE

SUEZ

16 Rue de la Ville l’Evêque, 75008 PARIS

3.1.2 LEGAL FORM AND APPLICABLE LEGISLATION

(Article 1 of the bylaws)

SUEZ is a French société anonyme (corporation) with a Board of Directors that is subject to the provisions of Book II of the French Commercial Code applicable to commercial companies, as well as all other provisions of French law applicable to commercial companies. It is governed by current and future laws and regulations applicable to corporations and by its bylaws.

3.1.3 DATE OF INCORPORATION AND TERM

(Article 5 of the bylaws)

The Company was incorporated on February 23, 1880 for an initial term of 99 years with an initial expiration date of December 31, 2040, unless it is dissolved early or its initial term is extended.

3.1.4 CORPORATE PURPOSE (Article 3 of the bylaws)

The corporate purpose of the company is the management and development of its current and future assets, in all countries and by all means and, in particular :

a) obtaining, purchasing, leasing and operating any and all concessions and companies involved in supplying towns with drinking or industrial water, the evacuation and treatment of waste water, drying and draining operations, irrigation and the development of all water transport, protection and storage structures.

b) obtaining, purchasing, leasing and operating any and all selling and service activities to local public authorities and private individuals with respect to urban development and management of the environment.

c) the design, development and performance of any and all projects and any and all public or private works on behalf of local public authorities and private individuals; the preparation and signing of any and all treaties, contracts and agreements relating to the performance of such projects and works.

d) the acquisition of any and all shareholdings through the subscription, purchase, transfer, exchange or by any other means, of shares, interests, bonds and any and all other securities in companies already in existence or to be created.

e) obtaining, purchasing, assigning, conceding and operating of all patents, licenses and processes.

f) and, more generally, any and all industrial, commercial, financial, personal or real-estate transactions relating directly or indirectly to the corporate purpose or which are likely to favor and develop the business of the Company.

3.1.5 PLACE OF INCORPORATION

The Company was incorporated in Paris under the number 542 062 559

Its APE (business activity) code is 741J.

3.1.6 LOCATION OF THE COMPANY’S LEGAL DOCUMENTS

All legal documents concerning SUEZ can be consulted at the Company’s registered office:

16 Rue de la Ville l’Evêque, 75008 Paris.

3.1.7 FISCAL YEAR (Article 25 of the bylaws)

The Company’s fiscal year starts on January 1 and ends on December 31.

3.1.8 DISTRIBUTION OF PROFITS UNDER THE BYLAWS

(Articles 25 and 26 of the bylaws)

Distributable earnings consist of net income for the year, less any prior year losses, amounts to be allocated to the statutory reserve and all other amounts to be taken to reserves pursuant to the law, increased by retained earnings.

The following amounts are deducted from distributable earnings:

•	the amount needed to pay shareholders an initial dividend equal to 5% of the fully paid-in and unredeemed value of their shares, without shareholders being entitled to claim payment of this dividend out of subsequent profits, should there be an insufficient amount of profits for the year to cover this payment;

•	amounts that the Shareholders’ Meeting, on the proposal of the Board of Directors, decides to transfer to retained earnings or allocate to the creation of reserves or contingency funds for the purpose inter alia of redeeming some or all of the Company’s shares.

Any distributable earnings that remain after the above amounts have been deducted shall be allocated equally to all shareholders, prorata to the par value of their shares, as an additional dividend.

The Shareholders’ Meeting convened to approve the financial statements for the fiscal year can give shareholders the choice between receiving payment of all or part of any dividend or interim dividend distributed in accordance with applicable laws and regulations, either in cash or in shares of the Company.

When distributing profits or reserves, the Ordinary Shareholders’ Meeting can, on the recommendation of the Board of Directors, decide to allocate negotiable securities from the Company’s portfolio, with the obligation for shareholders, where applicable, to arrange for the necessary groupings of shares in order to receive any number of securities allocated.

3.1.9 SHAREHOLDERS’ MEETINGS

Notice of Meetings

(Articles 22 and 23 of the bylaws)

Shareholders’ Meetings are considered “Extraordinary” when the decisions relate to a change in the bylaws and “Ordinary” in all other cases.

Shareholders’ Meetings are convened and conducted in accordance with the terms and conditions of French law.

Meetings are held at the registered office or any other location within the department of the registered office.

Shareholders’ Meetings are chaired by the Chairman of the Board of Directors, or, in his absence, by the oldest Vice-Chairman present at the meeting, or, failing this, by a Director specially appointed for this purpose by the Board of Directors. Failing all of the above, the Shareholders’ Meeting can elect its own Chairman.

Minutes of the Meetings are prepared and copies thereof are certified and filed in accordance with French law.

Attendance (Article 22 of the bylaws)

All shareholders, irrespective of the number of shares they hold, can take part in meetings, either in person or through a proxy, provided they give proof of their identity and the number of shares they hold, either through registration of their shares or by filing, at the locations indicated in the notice of meeting, a certificate from an intermediary which states that the shares held in the shareholder’s account will be blocked until the date of the Meeting. These formalities must be completed no later than one day before the date of the Shareholders’ Meeting.

Subject to the consent of the Board of Directors or its Chairman when the Shareholders’ Meeting is convened, shareholders may also take part in the Shareholders’ Meeting by video conference or means of electronic telecommunication or remote transmission, subject to and in accordance with the terms and conditions of the applicable laws and regulations. These shareholders are considered to be present at the Meeting when calculating quorum and majority requirements.

Shareholders’ Meetings, duly constituted, represent all shareholders.

All shareholders are bound by the decisions of Shareholders’ Meetings taken in accordance with applicable laws and the bylaws.

Voting Rights (Article 24 of the bylaws)

Single voting rights

Voting rights attached to shares are proportionate to the percentage of share capital they represent. Each share entitles its holder to at least one vote.

Where shares are subject to beneficial ownership, the voting rights attached to these shares are exercised by the beneficial owners at Ordinary and Extraordinary Shareholders’ Meetings.

All shareholders can vote by mail in accordance with the terms and conditions set by the provisions of French law and the regulations in force.

Double voting rights

Double voting rights are attributed, in proportion to the percentage of share capital they represent, to all fully paid-in shares held in registered form for at least two years in the name of the same shareholder or the shareholder and individuals whose rights are now held by such shareholder, either intestate or by virtue of a will, as a result of the division of marital property between spouses, or through an inter vivos donation to a spouse or relative entitled to a share in the deceased’s estate.

In the event of a capital increase by capitalization of reserves, profits or additional paid-in capital, double voting rights are conferred, from issuance, on registered bonus shares allotted to shareholders in respect of existing shares that benefit from such rights.

Double voting rights are no longer conferred on any shares that are converted into bearer shares or transferred to another shareholder, with the exception of registered to registered transfers as a result of an inheritance or family gift.

Double voting rights can only be cancelled in the following cases:

•	by a unanimous decision of the body of shareholders taken at an Extraordinary Shareholders’ Meeting with a view to amending the bylaws,

•	subject to the ratification of such decision by the Special Meeting of shareholders that hold double voting rights, which must approve this cancellation by a two-thirds majority.

At December 31, 2004, the Company held, excluding treasury stock, 156,381,023 double voting rights.

Notices that Must be Made to the Company (Article 7 of the bylaws)

All private individuals and legal entities, acting alone or in concert, who acquire or cease to hold, directly or indirectly, a fraction of the share capital equal to or greater than 1% or a multiple thereof, up to 34% of the share capital, are required to inform the Company, by certified letter with return receipt requested, within 15 days from the date on which one of these thresholds is crossed, of the total number of shares held directly, indirectly or in concert.

Failure to comply with the above requirement results in cancellation of the voting rights attached to those shares exceeding the unreported fraction at all shareholders’ meetings held during a two-year period following the date of filing of the aforementioned notice. Application of this penalty is subject to a request by one or more shareholders holding at least 5% of the share capital of the Company. This request is recorded in the minutes of the Shareholders’ Meeting.

Identification of Shareholders (Article 7 of the bylaws)

The Company may request, at any time and in accordance with applicable laws and regulations, the stock market clearing house to inform it of the name and, in the case of a legal entity, the corporate name, nationality and address, of holders of securities that confer immediate or future entitlement to vote at shareholders’ meetings, together with their individual shareholdings and, where appropriate, any restrictions attached to such shares.

3.2 GENERAL INFORMATION ON THE SHARE CAPITAL

3.2.1 CHANGES IN SHARE CAPITAL AND VOTING RIGHTS

Any change in the share capital or rights conferred by shares must be made in accordance with Section II of the bylaws. Share capital increases may only be resolved by shareholders at an Extraordinary Shareholders’ Meeting, upon presentation of a report by the Board of Directors.

Where the Company’s share capital is increased by the capitalization of reserves, profits or additional paid-in capital, the Shareholders’ Meeting must vote in accordance with the quorum and majority requirements applicable to Ordinary Shareholders’ Meetings.

3.2.2 PAID-IN CAPITAL, NUMBER AND CLASSES OF SHARES

As of December 31, 2004, the share capital of the Company was 2,040,930,772 euros, divided into 1,020,465,386 fully paid-in shares with a par value of 2 euros each.

The following main transactions occurred during fiscal year 2004:

•	issuance of 11,996,123 shares within the scope of the share issue reserved for Group employees (Spring 2004),

•	issuance of 785,235 shares following the exercise of stock options,

•	issuance of 4,222 shares following the conversion of 807 January-February 1996 4% convertible bonds.

3.2.3 AUTHORIZED SHARE CAPITAL NOT ISSUED

Main authorizations available to SUEZ

Authorizations granted by the Combined General Meeting of April 27, 2004

Reso	Purpose of the resolution	Term	Maximum amount	Amount utilized	Balance
12th	Authorization to trade in the Company’s shares	18 months (as from April 27, 2004)	Max. purchase price: 36 Min. sale price: 12 Max. shareholding: 10% of the capital Total amount of acquisitions: < 3.6 billion	SUEZ held 1.19% of its share capital as of December 31, 2004	8.81% of the share capital

13th	Capital increase, via the issue, with retention of preferential subscription rights, of shares, warrants and/or marketable securities that are convertible, redeemable, exchangeable or otherwise exercisable for shares of the Company, or by the capitalization of additional paid-in capital, reserves, profits or other amounts	26 months (as from April 27, 2004)	700 million for shares •(a) (representing a share capital increase of 34%) + 5 billion of euros for debt securities•(a)	none	All authorized limits

14th	Capital increase, via the issue, with cancellation of preferential subscription rights, of shares, warrants and/or marketable securities that are convertible, redeemable, exchangeable or otherwise exercisable for shares of the Company, including to remunerate shares contributed within the context of a public exchange offer	26 months (as from April 27, 2004)	700 million for shares•(a) (representing a share capital increase of 34%) + 5 billion for debt securities•(a)	none	All authorized limits

15th	Authorization to reduce the share capital by canceling shares	18 months (as from April 27, 2004)	10% of the share capital for each 24-month period	The 11/20/2002 Board of Directors’ meeting cancelled 3.11% of the share capital. The 24-month period has elapsed	10% of the share capital

16th	Capital increase reserved for employees who belong to a SUEZ corporate savings plan	3 years (as from April 27, 2004)	3% of the share capital	Issuance of 6,897,451 shares, i.e. 0.68% of the capital	2.32% of the capital

17th	Capital increase, with cancellation of preferential subscription rights, in favor of Spring Multiple 2004 SCA	1 year (as from April 27, 2004)	30 million, i.e. 15 million shares (approx. 1.5% of the share capital)	Issuance of 5,098,672 shares, i.e. 0.50% of the share capital	-

18th	Stock options for the senior management executives and employees of companies within the Group	38 months (as from April 27, 2004)	3% of the share capital	Allocation of 8,705,190 stock options on 11/17/2004, i.e. 0.85% of the share capital	2.15% of the share capital

(a)	These amounts may not be cumulated. They represent a common ceiling applicable to resolutions 13 th and 14 th of the April 27, 2004 Combined Shareholders’ Meeting.

Authorizations granted by the Combined General Meeting of May 4, 2001

Reso	Purpose of the resolution	Term	Maximum amount	Amount utilized	Balance
29th	Authorization to issue bonds and debt securities•(b)	5 years (as from May 4, 2001)	7 billion

231 million for the 2001/2003 1% bond issue exchangeable for Vinci shares redeemed on November 22, 2003

500 million for the 2001/2003 3-month Euribor bond issue redeemed on June 27, 2003

1.19 billion for the 2003/2006 4.5% bond issue exchangeable for Fortis shares representing a total utilization of 1.92 billion

5.08 billion

	+ Bonds resulting from the exercise of warrants or other securities		+ 3.5 billion	None	+ 3.5 billion

(b)	The SUEZ Board of Directors’ meeting of September 1, 2004 adopted a decision allowing the issue of bonds. This represents a delegation of powers valid only for ordinary bonds, granted to the Chairman and Chief Executive:

Purpose	Term	Maximum amount	Amount utilized	Balance
Issuance of ordinary bonds	1 year	5 billion	None	5 billion

3.2.4 SHARES THAT DO NOT REPRESENT AN INTEREST IN THE SHARE CAPITAL

SUEZ has not issued any founder’s shares or voting right certificates.

October and December 1999 Issue of SUEZ 5.875% Bonds

On October 13, 1999, SUEZ privately placed bonds with an initial tranche of 1.250 million of euros, followed in December 1999 by an additional tranche of 150 million of euros, under the following terms and conditions:

1st tranche

Issue amount:	1,250 million of euros, made up of 1,250,000 bonds with a nominal value of 1,000 euros each

Issue price:	101.045% of the nominal value

Issue and settlement date:	October 13, 1999

Interest:	5.875% per annum, payable on October 13 each year and for the first time on October 13, 2000

Redemption:	At par, in full, on October 13, 2009

Early redemption:	in the event of a change in the tax treatment applicable to bonds

Term:	10 years

Repurchase:	bonds may be repurchased on the stock market or over the counter. All bonds that are repurchased will be cancelled

Listing:	Euronext Paris

ISIN code:	FR 0000495848

2nd tranche

Issue amount:	150 million of euros, made up of 150,000 bonds with a nominal value of 1,000 euros each

Issue price:	100.813% of the nominal value

Issue and settlement date:	13 octobre 1999

Interest:	5.875% per annum, payable on October 13 each year and for the first time on October 13, 2000

Redemption:	At par, in full, on October 13, 2009

Early redemption:	in the event of a change in the tax treatment applicable to bonds

Term:	10 years

Repurchase:	bonds may be repurchased on the stock market or over the counter. All bonds that are repurchased will be cancelled

Listing:	Euronext Paris

ISIN code:	FR 0000495848

Bonds in the two tranches repurchased and cancelled by SUEZ:	15,000 bonds in 2003 and 164,352 bonds in 2004

Number of bonds outstanding as of December 31, 2004:	1,220,648

2000/2007 Issue of SUEZ 6.25% Bonds

At the beginning of November 2000, SUEZ launched a 500 million of euros bond issue, made up of 50,000 bonds with a nominal value of 10,000 euros each, under the following terms and conditions:

Issue price:	100% of the nominal value

Issue and settlement date:	November 2, 2000

Interest:	6.25% per annum, payable on November 2 each year and for the first time on November 2, 2001

Redemption:	at par, in full on November 2, 2007

Early redemption:	in the event of a change in the tax treatment applicable to bonds

Term:	7 years

Repurchase:	bonds may be repurchased on the stock market or over the counter. All bonds that are repurchased will be cancelled

Assimilation :	the issuer reserves the right to issue new bonds assimilated to the existing bonds and with the same terms and conditions

Listing:	Euronext Paris

ISIN code:	FR 0000483430

Bonds repurchased and cancelled by SUEZ:	2,605 bonds in 2004

Number of bonds outstanding as of December 31, 2004:	47,395

These issues are guaranteed by GIE SUEZ Alliance.

Bonds Issued by GIE SUEZ Alliance

GIE SUEZ Alliance, created in November 2001, is the Group’s preferred financing vehicle in the banking and bond markets. As of December 31, 2004, the Group had eight members (SUEZ, SUEZ Finance, SUEZ-TRACTEBEL, Elyo, Ondeo, Lyonnaise des Eaux France, SUEZ Environnement and Sita France).

GIE SUEZ Alliance made the following issues:

•	Two bond issues in fiscal year 2002, one of which (2002/2003 floating rate bond) matured on October 27, 2003.

•	A 3 billion of euros bond issue in 2003, divided into three tranches (with terms of 7, 12 and 20 years).

The main characteristics of the outstanding bond issues are as follows:

2002/2009 Issue of GIE SUEZ Alliance 5.50% Bonds

In February 2002, GIE SUEZ Alliance launched a 1,250 million of euros bond issue made up of 1,250,000 bonds with a nominal value of 1,000 euros each, under the following terms and conditions:

Issue amount:	1,000 million: 99.731% of the nominal value, payable in full on the settlement date

250 million: 98.704% of the nominal value, payable in full on the settlement date

Issue and settlement date:	February 20, 2002

Interest:	5.50% per annum, payable in arrears on February 20 each year and for the first time on February 20, 2003

Redemption:	at par, in full on February 20, 2009

Early redemption:	in the event of a change in the tax treatment applicable to bonds

Term:	7 years

Repurchase:	bonds may be repurchased on the stock market or over the counter. All bonds that are repurchased will be cancelled

Listing:	Luxembourg Stock Market

ISIN code:	FR 0000488207

As of December 31, 2004, GIE SUEZ Alliance had not repurchased any bonds.

2003/2023 Issue of GIE SUEZ Alliance Bonds in Three Tranches

In June 2003, GIE SUEZ Alliance launched a 3 billion of euros bond issue (in three tranches) made up of bonds with a nominal value of 1,000 euros each, under the following terms and conditions:

1st tranche after 7 years (2003-2010)

Issue amount:	1,250 million: 99.467% of the nominal value, payable in full on the settlement date

Issue and settlement date:	June 24, 2003

Interest:	4.25% per annum, payable in arrears on June 24 each year and for the first time on June 24, 2004

Redemption:	at par, in full on June 24, 2010

Early redemption:	in the event of a change in the tax treatment applicable to bonds

Term:	7 years

Repurchase:	bonds may be repurchased on the stock market or over the counter. All bonds that are repurchased will be cancelled

Listing:	Luxembourg Stock Market

ISIN code:	FR 0000475733

2nd tranche after 12 years (2003-2015)

Issue amount:	750 million: 99.583% of the nominal value for 500 million of euros and 101.744% of the nominal value for 250 million of euros, payable in full on the settlement date

Issue and settlement date:	June 24, 2003

Interest:	5.125% per annum, payable in arrears on June 24 each year and for the first time on June 24, 2004

Redemption:	at par, in full on June 24, 2015

Early redemption:	in the event of a change in the tax treatment applicable to bonds

Term:	12 years

Repurchase:	bonds may be repurchased on the stock market or over the counter. All bonds that are repurchased will be cancelled

Listing:	Luxembourg Stock Market

ISIN code:	FR 0000475741

3rd tranche after 20 years (2003-2023)

Issue amount:	1,000 million: 99.446% of the nominal value, payable in full on the settlement date

Issue and settlement date:	June 24, 2003

Interest:	5.75% per annum, payable in arrears on June 24 each year and for the first time on June 24, 2004

Redemption:	at par, in full on June 24, 2023

Early redemption:	in the event of a change in the tax treatment applicable to bonds

Term:	20 years

Repurchase:	bonds may be repurchased on the stock market or over the counter. All bonds that are repurchased will be cancelled

Listing:	Luxembourg Stock Market

ISIN code:	FR 0000475758

As of December 31, 2004, GIE SUEZ Alliance had not repurchased any bonds.

*    *

*

The various bonds issued by SUEZ that may be exchanged for shares are detailed in Note 16.2 in Chapter 5.

*    *

*

Euro Medium Term Notes (EMTN) Program

In March 2001, SUEZ launched a 2 billion euros Euro Medium Term Notes program.

In June 2002, GIE SUEZ Alliance joined SUEZ and SUEZ Finance as an additional issuer under this program.

In October 2003, the amount of the program was increased to 5 billion euros.

SUEZ Finance did not launch any new issues in 2004. As of December 31, 2004, the outstanding amount stood at 431 million euros.

Treasury Notes

The SUEZ Finance treasury note program, guaranteed by GIE SUEZ Alliance since May 2002, was increased from 2 billion euros to 3 billion euros in July 2002.

During fiscal year 2004, SUEZ Finance gradually reduced its issues to decrease outstanding amounts from 714.5 million euros to 150 million euros as of December 31, 2004.

3.2.5 SECURITIES CONFERRING ENTITLEMENT TO SUEZ SHARE CAPITAL

January-February 1996 4% Convertible Bonds

In February 1996, Lyonnaise des Eaux issued convertible bonds for a total amount of 525,949,158.25 euros, made up of 6,634,616 bonds with a nominal value of 79.27 euros each, under the following terms and conditions:

Issue amount:	par

Issue and settlement date:	February 6, 1996

Interest:	4% per annum, payable on January 1 each year

Redemption:	in full on January 1, 2006, at a price of 96.04 (FRF 630), i.e. 121.15% of the issue price.

Early redemption:	1) at any time by repurchase on the stock market, in particular by way of a public offer, without any limit to price or quantity

2) between January 1, 2001 and December 31, 2005

- at a price determined such that the holder receives the gross actuarial yield to maturity offered by the loan, i.e. 5.65%;

- if the average share price exceeds 115% of the early redemption price.

3) at any time if less than 10% of the initial number of bonds remain outstanding at 96.04 (FRF 630), i.e. 121.15% of the nominal value.

Term:	9 years and 330 days

Conversion:	1 share for 1 bond initially

5 shares for 1 bond following the five-for-one share split in May 2001 then 5.22 following the distribution of a dividend from the reserve accounts (see below).

Listing:	Euronext Paris

ISIN code:	FR 0000094781

This issue is guaranteed by GIE SUEZ Alliance.

During fiscal year 2004, 807 January-February 1996 4% bonds were converted resulting in the issue of 4,222 SUEZ shares.

As of December 31, 2004, 2,593,121 bonds remained outstanding, representing 39.08% of securities issued.

The conversion of these bonds would lead to the issue of 13,536,092 new shares as of December 31, 2004.

During fiscal year 2004, January-February 1996 4% bond high and low prices were 92.00 euros (February 3, 2004) and 114.00 euros (December 31, 2004) respectively, and the closing price on December 31, 2004 was 110.20 euros (source: Fininfo SA).

The April 27, 2004 Shareholders’ Meeting resolved to distribute a dividend of 0.71 euros per share from the special long-term capital gains reserve account. As a result, as from May 3, 2004, the new exchange ratio, which was adjusted to factor in the distribution of reserves in cash, rose from 5.00 to 5.22 shares for every convertible bond.

Payment of Fractions of Shares

All bondholders who exercise the rights attached to their bonds may be allocated a number of SUEZ shares calculated by applying the applicable exchange ratio to the number of bonds presented on a given date.

Where there are fractions of shares, the owner may ask to be allocated either of the following:

•	the nearest lower whole number of shares, in which case the holder will receive a sum in cash equal to the value of the fraction of the share calculated on the basis of the Euronext Paris SA opening trading price, published on the last trading day before the date the conversion is requested and on which SUEZ securities are listed; or

•	the nearest higher whole number of shares, provided that the Company is paid a sum equal to the value of the fraction of the additional share requested, calculated on the basis set forth in the foregoing paragraph.

Options to Subscribe and Purchase to Shares

The SUEZ annual stock option plan aims to closely involve executive and senior management, as well as managers showing high potential, in the future development of the Company, and in creating shareholder value.

The award of purchase and subscription stock options is also a means of fostering loyalty, taking into account contribution to strategic policies as well as adhesion to Group values.

Conditions for the award of options and the list of beneficiaries are set by the Board of Directors in accordance with the authorization granted at General Meetings of Shareholders.

In 2004, stock-options were awarded based on the wish of executive management to maintain a growing base of beneficiaries, so as to preserve the coherence of SUEZ’ policy in this area in a difficult global economic environment. The decision taken in 2003 not to apply a discount when determining the option price continued to apply in 2004 and will remain in effect in the future.

Furthermore, the Board of Directors decided that the exercise of options awarded shall be subject to certain conditions, provided for in the conditional system for senior management executives and in the enhanced condition system for members of the Group’s Executive Committee.

Conditional system

The exercise of half the options awarded to the Group’s senior managers, and half the options awarded to the members of the Group Executive Committee (after deduction of approximately 10% of their options, which are subject to the “enhanced conditional system”), is subject to a performance condition. The options under this performance condition may be exercised if, during the period from November 17, 2008 to November 16, 2012, the SUEZ share price is equal to or greater than the exercise price of 18.14 euros adjusted for the change in the Eurostoxx Utilities Index observed over the period November 17, 2004 to November 17, 2008.

Enhanced conditional system

Approximately 10% of the options awarded to the members of the Group Executive Committee are subject to a more demanding performance condition. After deduction of this 10% portion, half of the remaining options are subject to the “conditional system” above, and the other half are free from performance conditions. The 10% of options under this enhanced performance condition may be exercised if the SUEZ share price on November 17, 2008 (as measured by the arithmetic mean of the share price during the previous 20 trading days) is equal to or greater than the exercise price of 18.14 euros adjusted for the change in the Eurostoxx Utilities Index observed over the period November 17, 2004 to November 17, 2008, plus 1% per annum. If this condition is met, then the associated options may be exercised; if the condition is not met, then these options are irrevocably lost.

History of Stock Option Plans in Force

Pursuant to Section D. 174-12 of the French Commercial Code, the payment, on May 3, 2004, of the dividend for the fiscal year 2003 by means of a deduction from the “Special long-term capital gains reserve” gave rise to the adjustment of both the exercise price and the number of options existing on the date on which the dividend was paid. The following tables, which take this adjustment into account, provide information on the type of stock option plans, the exercise conditions, and, where applicable, the percentage discount to the exercise price.

Stock Subscription Options

Former Lyonnaise des Eaux Plan

Situation as of May 3, 2004, before payment of the dividend.

Plan	Date of authorizing SM	Vesting Date	Strike price ()	Discount	No. of beneficiaries by plan	Total number of shares	Number of shares to be subscribed by the Management Committee	Stock options exercised between 01/01/2004 and 05/03/2004	Stock options cancelled between 01/01/2004 and 05/03/2004	Stock options not exercised as of 05/03/2004	Expiration date
07/24/1996	06/09/1994	07/24/1998	13.90	5%	492	2,271,500	680,000	18,599	5,000	633,308	07/24/2004

Situation after adjustment of the prices and quantities following payment of the dividend by means of a deduction from the reserves.

Plan	Stock options not exercised as of 05/04/2004 (after adjustment)	Strike price ()	Number of shares to be subscribed by the Management Committee	Stock options exercised between 05/04/2004 and 12/31/2004	Stock options cancelled between 05/04/2004 and 12/31/2004	Stock options not exercised as of 12/31/2004	Expiration date
07/24/1996	660,976	13.32	709,610	625,340	35,636	Plan expired	07/24/2004

SUEZ Plans

Situation as of May 3, 2004, before payment of the dividend.

Plan	Date of authorizing SM	Vesting Date	Strike price ()	Discount	No. of beneficiaries by plan	Total number of shares	Number of shares to be subscribed by the Group’s senior management executives (*)	Stock options exercised between 01/01/2004 and 05/03/2004	Stock options cancelled between 01/01/2004 and 05/03/2004	Stock options not exercised as of 05/03/2004	Expiration date
11/17/1997	06/19/1997	11/17/2002	17.47	5%	873	4,996,000	880,000	0	0	4,734,000	11/17/2005

11/28/2000	05/05/2000	11/28/2004	36.41	—	1,347	6,493,000	1,127,500	0	2,500	6,340,750	11/28/2010

12/21/2000	05/05/2000	12/21/2004	37.84	—	510	3,000,500	145,000	0	2,500	2,899,000	12/20/2010

11/28/2001	05/04/2001	11/28/2005	34.51	—	3,161	13,035,000	1,685,000	0	1,000	12,814,250	11/27/2011

11/20/2002	05/04/2001	11/20/2006	17.67	—	2,528	8,991,847	1,254,000	0	2,000	8,941,092	11/19/2012

11/19/2003	05/04/2001	11/19/2007	13.93	—	2,069	7,831,970	1,263,500	0	0	7,831,970	11/18/2011

Total						44,348,317	6,355,000	0	8,000	43,561,062

Situation after adjustment of the prices and quantities following payment of the dividend by means of a deduction from the reserves.

Plans	Stock options not exercised as of 05/04/2004 (after adjustment)	Strike price ()	Number of shares to be subscribed by the Management Committee (*)	Stock options exercised between 05/04/2004 and 12/31/2004	Stock options cancelled between 05/04/2004 and 12/31/2004	Stock options not exercised as of 12/31/ 2004	Expiration date
11/17/1997	4,941,066	16.74	918,376	138,165	4,175	4,798,726	11/18/2005

11/28/2000	6,616,005	34.89	1,176,621	0	46,703	6,569,302	11/28/2010

12/21/2000	3,025,473	36.26	151,319	0	43,570	2,981,903	12/20/2010

11/28/2001	13,367,002	33.06	1,758,904	0	202,811	13,164,191	11/27/2011

11/20/2002	9,292,519	16.93	1,308,812	0	82,889	9,209,630	11/19/2012

11/19/2003	8,108,638	13.35	1,318,394	3,131	118,245	7,987,262	11/18/2011

11/17/2004 (**)		18.14	1,302,000	0	0	8,705,190	11/16/2012

Total			7,934,426	141,296	498,393	53,416,204

(*)	On allotment and corresponding, in fiscal years 2002, 2003 and 2004, to the Executive Committee.

(**)	Decision of the April 27, 2004 Shareholders’ Meeting, without a discount, with 2,229 beneficiaries, options can be exercised as from November 17, 2008.

Stock Purchase Options

Former Compagnie de SUEZ Plan

Situation as of May 3, 2004, before payment of the dividend.

Plan	Date of authorizing SM	Vesting Date	Strike price ()	Discount	No. of beneficiaries by plan	Total number of shares	Number of shares to be subscribed by the Management Committee	Stock options exercised between 01/01/2004 and 05/03/2004	Stock options cancelled between 01/01/2004 and 05/03/2004	Stock options not exercised as of 05/03/2004	Expiration date
10/15/1996	06/14/1995	10/15/1998	9.79	20%	61	436,325	156,395	87,765	—	118,031	10/15/2004

Situation after adjustment of the prices and quantities following payment of the dividend by means of a deduction from the reserves.

Plan	Stock options not exercised as of 05/04/2004 (after adjustment)	Strike price ()	Number of shares to be subscribed by the Management Committee	Stock options exercised between 05/04/2004 and 12/31/2004	Stock options cancelled between 05/04/2004 and 12/31/2004	Stock options not exercised as of 12/31/2004	Expiration date
10/15/1996	123,204	9.38	455,397	123,204	—	Plan échu	10/15/2004

SUEZ Plans

Situation as of May 3, 2004, before payment of the dividend.

Plan	Date of authorizing SM	Vesting Date	Strike price ()	Discount	No. of beneficiaries by plan	Total number of shares	Number of shares to be subscribed by the Group’s senior management executives (*)	Stock options exercised between 01/01/2004 and 05/03/2004	Stock options cancelled between 01/01/2004 and 05/03/2004	Stock options not exercised as of 05/03/2004	Expiration date
11/16/1998	06/11/1998	11/16/2003	29.82	5%	971	5,203,500	1,238,500	—	0	4,745,250	11/16/2006

06/30/1999	06/11/1998	06/30/2004	32.36	+ 1%	29	244,500	30,000	—	0	240,500	06/30/2007

11/15/1999	06/11/1998	11/15/2004	30.22	—	1,115	5,095,250	1,117,500	—	0	4,944,000	11/15/2007

01/31/2000	06/11/1998	01/31/2005	30.13	—	143	868,750	50,000	—	0	868,750	01/31/2008

Total						11,412,000	2,436,000	—	0	10,798,500

Situation after adjustment of the prices and quantities following payment of the dividend by means of a deduction from the reserves.

Plans	Stock options not exercised as of 05/04/2004 (after adjustment)	Strike price ()	Number of shares to be subscribed by the Management Committee (a)	Stock options exercised between 05/04/2004 and 12/31/2004	Stock options cancelled between 05/04/2004 and 12/31/2004	Stock options not exercised as of 12/31/ 2004	Expiration date
11/16/1998	4,953,313	28.57	1,292,688	—	20,877	4,932,436	11/16/2006

06/30/1999	251,069	31.00	31,317	—	—	251,069	06/30/2007

11/15/1999	5,161,269	28.95	1,166,524	—	8,874	5,152,395	11/15/2007

01/31/2000	906,764	28.87	52,183	—	—	906,764	01/31/2008

Total			2,542,712	—	29,751	11,242,664

(*)	On allotment and corresponding, in fiscal years 2002, 2003 and 2004, to the Executive Committee.

Former SITA Stock Subscription Options

Former SITA Plans

Situation as of May 3, 2004, before payment of the dividend.

Plan	Date of authorizing SM	Vesting Date	Strike price ()		Discount	No. of beneficiaries by plan	Total number of shares	Number of shares to be subscribed by the Group’s senior management executives (*)	Stock options exercised between 01/01/2004 and 05/03/2004	Stock options cancelled between 01/01/2004 and 05/03/2004	Stock options not exercised as of 05/03/2004	Expiration date
06/09/1998	06/04/1997	06/09/2000	201.69	(*)	5%	131	76,850	30,300	—	—	72,700	05/25/2006

05/26/1999	06/04/1997	05/26/2003	198.90	(*)	5%	187	113,900	37,200	—	—	104,000	05/25/2006

Total							190,750	67,500	—	—	176,700

(*)	This strike price corresponds to the SITA stock option strike price. The SUEZ share exchange will be performed on the basis of 5 SITA shares for 40 SUEZ shares, i.e. a price of 25.21 euros for the 1998 plan and 24.86 euros for the 1999 plan.

Situation after adjustment of the prices and quantities following payment of the dividend by means of a deduction from the reserves.

Plan	Stock options not exercised as of 05/04/2004 (after adjustment)	Strike price ()	Number of shares to be subscribed by the Management Committee	Stock options exercised between 05/04/2004 and 12/31/2004	Stock options cancelled between 05/04/2004 and 12/31/2004	Stock options not exercised as of 12/31/2004	Expiration date
06/09/1998	607,109	24.15	253,032	—	20,042	587,067	25/05/2006

05/26/1999	868,492	23.82	310,653	—	20,877	847,615	25/05/2006

Total	1,475,601		563,685	—	40,919	41,434,682

Potential share Capital as of December 31, 2004

The potential share capital of the Company as of December 31, 2004 is 66,952,296 shares (+ 6.56%):

•	13,536,092 (+ 1.33%) shares that may result from the conversion of January-February 1996 4% convertible bonds.

•	53,416,204 (+ 5.23%) shares that may result from the exercise of stock subscription options.

The calculation of diluted earnings per share is presented in Note 13.8 to the consolidated financial statements (Chapter 5).

3.2.6 CHANGES IN SHARE CAPITAL OVER THE LAST FIVE YEARS

Year	Share capital increase	Share issue		Share capital (in thousands of )	Number of shares
		Par value (in)	Additional paid-in capital (in)

12/31/1999				1,984,293	198,429,306

	Issuance of 3,129,256 shares with a par value of 10 within the scope of the capital increase reserved for Group employees (Spring 2000)	31,292,560	424,891,117	2,015,586	201,558,562

	Issuance of 2,308,499 shares with a par value of 10 by the conversion of January-February 1996 4% convertible bonds	23,084,990	159,917,780	2,038,671	203,867,061

	Issuance of 219,520 shares with a par value of 10 by the exercise of subscription options	2,195,200	14,245,071	2,040,866	204,086,581

	Issuance of 179,136 shares with a par value of 10 by the exercise of Northumbrian Water Group subscription options	1,791,360	15,971,765	2,042,657	204,265,717

12/31/2000				2,042,657	204,265,717

05/15/2001	Par value of shares divided by 5			2,042,657	1,021,328,585

	Issuance of 495,050 shares with a par value of 2 by the conversion of 99,010 January–February 1996 4% convertible bonds	990,100	6,858,768	2,043,647	1,021,823,635

	Issuance of 246,015 shares with a par value of 2 by the exercise of subscription options	492,030	3,061,066	2,044,139	1,022,069,650

	Issuance of 1,590,315 shares with a par value of 2 by the exercise of Northumbrian Water Group subscription options	3,180,630	28,358,497	2,047,320	1,023,659,965

06/30/2001				2,047,320	1,023,659,965

	Issuance of 1,791,550 shares with a par value of 2 by the conversion of 358,310 January–February 1996 4% convertible bonds	3,583,100	24,820,134	2,050,903	1,025,451,515

	Issuance of 829,450 shares with a par value of 2 by the exercise of subscription options	1,658,900	10,007,906	2,052,562	1,026,280,965

12/31/2001				2,052,562	1,026,280,965

	Issuance of 598,870 shares with a par value of 2 by the conversion of 119,774 January–February 1996 4% convertible bonds	1,197,740	8,296,745	2,053,760	1,026,879,835

Year	Share capital increase	Share issue		Share capital (in thousands of )	Number of shares
		Par value (in)	Additional paid-in capital (in)

	Issuance of 153,095 shares with a par value of 2 by the exercise of subscription options	306,190	1,928,490	2,054,066	1,027,032,930

06/30/2002				2,054,066	1,027,032,930

	Issuance of 12,487,034 shares with a par value of 2 within the scope of the capital increase reserved for Group employees (Spring 2002)	24,974,068	239,338,303	2,079,040	1,039,519,964

	Cancellation, effective as of December 31, 2002, of 32,373,156 treasury stock	64,746,312	767,578,589	2,014,294	1,007,146,808

	Issuance of 182,215 shares with a par value of 2 by the conversion of 36,443 January–February 1996 4% convertible bonds	364,430	2,524,407	2,014,658	1,007,329,023

	Issuance of 93,380 shares with a par value of 2 by the exercise of subscription options	186,760	1,207,730	2,014,845	1,007,422,403

12/31/2002				2,014,845	1,007,422,403

	Issuance of 2,300 shares with a par value of 2 by the conversion of January-February 1996 4% convertible bonds	4,600	31,864.20	2,014,849	1,007,424,703

	Issuance of 199,603 shares with a par value of 2 by the exercise of subscription options	399,206	2,600,654.20	2,015,249	1,007,624,306

06/30/2003				2,015,249	1,007,624,306

	Issuance of 55,500 shares with a par value of 2 by the exercise of subscription options	111,000	660,450.00	2,015,360	1,007,679,806

12/31/2003				2,015,360	1,007,679,806

	Issuance of 2,392 shares with a par value of 2 by the conversion of January-February 1996 4% convertible bonds	4,784	31,442.39	2,015,364	1,007,682,198

	Issuance of 360,241 shares with a par value of 2 by the exercise of subscription options			2,016,085	1,008,042,439

06/30/2004				2,016,085	1,008,042,439

	Issuance of 11,996,123 shares with a par value of 2 within the scope of the capital increase reserved for Group employees (Spring 2004)	23,992,246	150,071,498.73	2,040,081	1,020,038,562

	Issuance of 1,830 shares with a par value of 2 by the conversion of January-February 1996 4% convertible bonds	3,660	24,235.90	2,040,081	1,020,040,392

	Issuance of 424,994 shares with a par value of 2 by the exercise of subscription options	849,988	5,283,550.31	2,040,931	1,020,465,386

12/31/2004				2,040,931	1,020,465,386

3.3 ALLOCATION OF THE SHARE CAPITAL AND VOTING

RIGHTS

3.3.1 SHARE CAPITAL AND SHARE OWNERSHIP

As of December 31, 2004, SUEZ’ share capital amounted to 2,040,930,772 euros, made up of 1,020,465,386 fully paid-in shares with a par value of 2 euros each, representing 1,164,667,136 voting rights.

As of December 31, 2004, SUEZ performed a survey of all identifiable bearer shares and identified approximately 410,000 shareholders.

Shareholders as of December 31, 2004

	% of share capital (a)	% of voting rights (b)

Groupe Bruxelles Lambert (GBL)	7.1%	12.3%
Employee shareholders (c)	4.2%	5.1%
Crédit Agricole Group (c)	3.4%	5.8%
CDC group	3.1%	3.7%
Cogema	2.2%	4.0%
CNP Assurances	1.6%	1.5%
Caixa	1.5%	1.4%
Sofina	1.2%	1.0%
Treasury stock	1.2%	—
Senior management executives	ns	ns
General public (to our knowledge, no shareholder in this category holds more than 5% of the share capital)	74.5%	65.2%

	100%	100%

(a)	calculated based on the number of shares outstanding as of December 31, 2004.

(b)	calculated based on the number of reported voting rights (April 27, 2004 Shareholders’ Meeting), i.e. 1,149,551,713.

(c)	see paragraph “Exceeding Statutory Thresholds” below.

The difference between percentage interests in the capital and voting rights is due to the following:

•	the Company’s bylaws confer double voting rights on shares held by the same shareholder for more than two years in registered form,

•	French law cancels voting rights attached to treasury stock held by the Company.

To the Company’s knowledge, there are no shareholder agreements relating to SUEZ’ capital.

Exceeding Statutory Thresholds

On December 23, 2004, Crédit Agricole exceeded the statutory threshold of 5% and reported that it owned 5.209% of the share capital and 7.355% of the voting rights of SUEZ.

For technical reasons due to the French regulations on transparency, the amount reported includes the 17.6 million SUEZ shares used to cover the commitments made by the Crédit Agricole group to employees of the SUEZ group in connection with international transactions concerning employee savings, which are the subject of agreements that provide that voting rights attached to the shares can be exercised in the manner decided by a body which, like the Supervisory Board of a French company investment trust (FCPE), is made up of employees and representatives of companies in the SUEZ group.

In light of these agreements, the 17.6 million shares held as set out above are entered in the various tables that provide a breakdown of the Company’s share capital under the heading “employee shareholders” and not under Crédit Agricole.

Treasury Stock as of December 31, 2004

The twelfth resolution of the Combined Annual General Meeting of April 27, 2004 authorized the Company to trade in its own shares for equity management purposes, subject to the terms and conditions of applicable laws and regulations.

(Prospectus approved by the AMF on March 22, 2004 – Approval No. 04-178)

Conditions :	maximum purchase price:	€36
	minimum sale price:	€12
	maximum shareholding:	10% of share capital
	total amount of acquisitions:	€3,6 billion

Between the Shareholders’ Meetings of April 27, 2004 and December 31, 2004, the Company purchased 153,565 of its own shares for a total amount of 2.94 million of euros and a price per share of 19.16 euros. No shares were sold during this period.

A liquidity agreement was entered into in December 2004 with Rothschild and Cie Banque for a period of one year, which is subject to automatic renewal, for 40 million of euros. The main purpose of this agreement was to reduce the volatility of SUEZ shares and thus the risk perceived by investors. The agreement complies with the Code of Conduct of the AFEI (French Association of Investment Firms).

As of December 31, 2004, the Company held 12.2 million of its own shares, representing 1.2% of its share capital.

Between January 1 and February 28, 2005, the Company purchased 1,387,585 of its own shares for a total amount of 28.76 million of euros and a price per share of 20.73 euros and sold 686,150 shares for a total amount of 13.91 million of euros and a price per share of 20.27 euros.

3.3.2 MAJOR CHANGES IN SHARE OWNERSHIP DURING THE LAST THREE FISCAL YEARS

	12/31/2002		12/31/2003		12/31/2004
	% of share capital	% of voting rights	% of share capital	% of voting rights	% of share capital		% of voting rights

Groupe Bruxelles Lambert (GBL)	7.2	12.5	7.2	12.5	7.1		12.3
Employee shareholders (**)	4.0	4.5	3.9	4.5	4.2	(*)	5.1
Crédit Agricole Group (**)	3.3	5.7	3.4	5.8	3.4		5.8
CDC group	3.2	3.8	3.2	3.7	3.1		3.7
Cogema	2.3	2.8	2.3	2.8	2.2		4.0
CNP Assurances	1.6	1.4	1.7	1.5	1.6		1.5
Caixa	1.5	1.4	1.5	1.4	1.5		1.4
Sofina	1.0	0.9	1.2	1.1	1.2		1.0

(*)	Pursuant to the 16th and 17th resolutions adopted by the General Annual Meeting of April 27, 2004, SUEZ carried out a capital increase reserved for Group employees (Spring 2004 operation), issuing 12 million shares.

(**)	See paragraph “Exceeding Statutory Thresholds” above.

3.3.3 LEGAL ENTITIES WITH A CONTROLLING INTEREST IN THE COMPANY

Not applicable.

3.3.4 ORGANIZATIONAL CHART

See Chapter 4 – Group Strategy and Description of Business Activities.

3.3.5 PLEDGES OF THE ISSUER’S SHARES

None.

3.3.6 PLEDGES OF ASSETS, GUARANTEES, SURETYSHIPS

See Notes 10 and 20 to the consolidated financial statements.

3.4 FINANCIAL INSTRUMENTS MARKET

SUEZ shares are listed on Euronext Paris, Euronext Brussels, and on the Stock Markets in Luxembourg and Zurich.

Since September 18, 2001, SUEZ shares are also listed on the New York Stock Exchange (NYSE) in the form of American Depositary Shares (ADSs). Each ADS represents one SUEZ share.

SUEZ shares are included in all of the main international indices: CAC 40, Dow-Jones Stoxx 50, Dow-Jones Euro Stoxx 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone.

Information on the markets of the various financial instruments issued by SUEZ is presented in section 3.2.4.

Price Highs and Lows and Trading Volumes for SUEZ Shares in Paris

(source: Fininfo SA)

	High ()	Low ()	Trading volume (a)	Capitals (a) (in millions of )
2003
August	14.79	13.17	5,156,239	72,302
September	15.78	13.60	5,632,076	83,287
October	14.44	13.34	4,525,339	62,840
November	14.76	13.52	5,594,977	78,786
December	16.00	14.41	5,204,861	79,445

2004
January	17.64	15.35	5,716,236	93,068
February	18.40	16.41	5,054,903	88,232
March	18.57	15.57	7,213,803	122,095
April	17.67	16.50	5,754,307	98,732
May	16.36	15.23	4,997,639	79,420
June	17.24	15.61	4,712,969	77,647
July	17.33	16.05	3,529,299	58,656
August	16.51	15.13	4,328,192	68,509

	High ()	Low ()	Trading volume (a)	Capitals (a) (in millions of )
September	17.87	15.90	6,521,872	111,895
October	18.47	17.33	5,077,222	91,378
November	19.02	17.60	4,715,581	85,661
December	19.63	17.70	4,116,072	77,098

2005
January	20.69	18.77	5,462,707	107,333
February	21.90	19.92	5,300,963	110,958

(a)	daily average.

Price Highs and Lows and Trading Volumes for ADSs on the New York Stock Market

(source: Fininfo SA)

	High (USD)	Low (USD)	Trading volume (a)	Capitals (a) (in millions of USD)
2003
August	16.07	15.00	19,290	—
September	17.18	15.85	36,452	—
October	16.96	15.80	24,700	—
November	17.47	15.93	20,732	—
December	20.24	17.43	18,959	—

2004
January	21.92	19.55	22,160	—
February	23.21	20.70	22,711	—
March	22.95	19.13	30,022	—
April	21.22	19.00	24,181	—
May	20.04	18.15	21,855	—
June	21.07	18.86	18,462	—
July	21.00	19.42	17,614	—
August	19.90	18.81	22,773	—
September	21.77	19.30	29,543	—
October	23.53	21.64	23,014	—
November	24.19	22.91	34,233	—
December	26.84	24.00	43,568	—

2005
January	27.25	24.70	43,835	—
February	28.43	26.29	37,874	—

(a)	daily average.

Price Highs and Lows and Trading Volumes for January-February 1996 4% Convertible Bonds in Paris

(source: Fininfo SA)

	High ()	Low ()	Trading volume (a)	Capitals (a) (in millions of)
2003
August	103.00	98.50	180	—
September	103.10	92.25	1,297	—
October	101.90	90.60	253	—
November	101.95	99.00	1,253	—
December	103.00	99.70	260	—

2004
January	101.50	93.10	430	—
February	105.90	92.00	1,018	—
March	104.40	100.75	348	—
April	107.00	101.00	215	—
May	103.40	94.00	84	—
June	104.50	100.00	373	—
July	111.10	100.60	527	—
August	103.00	101.15	241	—
September	110.00	102.35	377	—
October	106.50	102.70	525	—
November	107.10	102.75	162	—
December	114.00	98.00	288	—

2005
January	110.00	102.00	482	—
February	110.40	101.10	1,144	—

(a)	daily average.

Traded Share Options

SUEZ option class trading volumes in 2004 in Paris (number of contracts)

Period	Calls	Puts	Total
January 1 to December 31, 2004	9,526,925	4,831,819	14,358,744

3.5 DIVIDENDS

Dividends for the last five fiscal years (after adjustment for the 5 for 1 share split)

Fiscal year (in )	Net dividend	Tax credit on dividends	Gross dividend
1999	0.60	0.30	0.90
2000 (a)	0.66	0.33	0.99
2000 (b)	0.56	0.28	0.84
2001 (a)	0.71	0.355	1.065
2001 (b)	0.61	0.305	0.915
2002 (a)	0.71	0.355	1.065
2002 (b)	0.61	0.305	0.915
2003 (a)	0.71	0.355	1.065
2003 (b) / (c)	0.71	0.355	0.915

(a)	Fully paid-in shares.

(b)	Shares not fully paid in.

(c)	the dividend for shares that have not been paid in is equal to 0.71 due to the distribution made out of the long-term capital gains reserves.

After a period of five years, unclaimed dividends are automatically paid to the French Treasury.

Dividend Policy

Increase in net dividends for 2004:

Given SUEZ’ capacity for continued growth and its ability to improve its cash flows and in order for the shareholders’ dividend payments to reflect the Group’s improved results, the Board of Directors has decided to offer a dividend of 0.80 euros per share (an increase of nearly 13% when compared to 2003), i.e. a distribution of 816.4 million of euros.

Dynamic Medium-Term Dividend Policy:

The Board of Directors is confident of the Group’s prospects in each of its business lines and intends to maintain its dynamic dividend policy over the medium term. This policy is consistent with the Group’s increase in net earnings and offers a competitive rate of return.

4

STRATEGY AND DESCRIPTION OF ACTIVITIES

4. 1 VISION AND STRATEGY

History of the formation of SUEZ

SUEZ is the result of the June 1997 merger of Compagnie de SUEZ and Lyonnaise des Eaux. At the time, Compagnie de SUEZ, which had built and operated the SUEZ Canal until it was nationalized by the Egyptian government in 1956, was still a holding company with diversified interests in Belgium and France, specifically in the financial services and energy sectors. Lyonnaise des Eaux was a diversified company in the management and treatment of water, waste, construction, communication, and technical facilities management.

4.1.1 DESCRIPTION OF THE GROUP’S ACTIVITIES

The services offered by SUEZ meet the basic needs of a broad range of customers.

As announced in 1997 during the merger, SUEZ gradually ceased to be a conglomerate to become an industrial services group, an international player in sustainable development, offering a wide range of solutions to companies, individuals, and municipalities in the field of energy and the environment (water and waste services).

SUEZ responds to the needs of cities and companies confronted by the new demands imposed by population growth, urban spread, rising living standards and environmental protection. The Group’s operating companies rise to such local challenges through partnerships based on performance, innovation and dialogue. Their technical and managerial expertise enables urban authorities and companies to control energy consumption, limit gas emissions (and therefore the greenhouse effect), conserve natural resources and provide access to waste treatment, whilst at the same time exercising permanent control over those risks capable of compromising public health and safety.

The specific business of SUEZ is to devise, design, implement, and manage systems and networks in each of its businesses, in order to meet the needs of its customers – businesses, municipalities or consumers. SUEZ aims to provide them with the specific and innovative solutions they expect.

The development of the Group is based, therefore, on a diversified service offer backed by its extensive expertise, and vast experience, as well as on the financial and geographic flexibility it enjoys as a result of its recurring cash flow and international network.

SUEZ holds leading positions in each of its core sectors – Energy and Environment:

•	In Energy, SUEZ is a major player with recognized expertise in the various segments of the value chain, including electricity production, energy trading as a support activity, the transport and marketing of electricity and natural gas, the management of transport and distribution networks, services such as the on-site construction and operation of cogeneration units, technical management and systems optimization of customer facilities, and engineering activities.

•	In the Environment sector, SUEZ is a major player in water-related services. It designs and manages systems for drinking water production and distribution, wastewater treatment, and engineering activities, and provides a broad range of services to industries. SUEZ is a global player in waste management for municipal clients and businesses. Its services cover the entire value chain – collection, sorting and recycling, incineration, landfill, and most categories of residential or hazardous wastes.

SUEZ believes that its diversified customer base represents a foundation for recurrent activities with a potential for organic growth greater than the growth in Gross Domestic Product.

SUEZ serves two major customer segments:

Municipal customers and consumers

Changes in public policies, national legislation, and growing urbanization are important factors in shaping the Group’s long-term potential market.

In fact, the use of the private sector is growing in three significant ways: partly at the pace of market deregulation, partly because public authorities are becoming increasingly aware of the limited nature of their resources and specialized expertise, and partly because of stricter environmental regulations in the case of waste services. This use of the private sector may take the form of privatizations, concessions, or operation and maintenance contracts. For many international institutions and municipalities, it means greater efficiency, in the form of prices that better reflect economic reality, greater quality of service, and an increase in the population served.

SUEZ believes that the long-term growth potential of these markets is very great. In the Energy sector, the continuing deregulation in Europe will mean eligibility for all residential customers from July 1, 2007. Concerning the Environment, outsourcing management of water and waste collection and treatment services to the private sector is mostly limited to Europe and the United States. At the international level, the long-term needs are tremendous, but the public/private partnership schemes still remain to be determined.

As stated in the Camdessus (1) report, the private sector can only help solve this worldwide problem if solutions are found to both prevent risk-taking from being unfairly at the expense of the operators, and to ensure that local authorities are able to honor their contractual commitments, in particular concerning rates. The fact that these conditions are currently imperfectly fulfilled has caused the Group to take initiatives in certain countries concerning several large water contracts they had obtained outside France (see below, section 4.3.2).

Business customers

Customers in the tertiary and industrial sectors are, in fact, frequently looking for customized solutions which the Group is able to provide in its fields of expertise.

SUEZ offers:

•	The supply of basic goods and services (electricity, gas, water, and waste management).

•	A wide range of specialized services that now include the treatment of hazardous industrial waste, the design and supply of water treatment facilities and electrical and mechanical facilities, and climatic engineering.

•	On-site industrial, commercial, or tertiary management services from maintenance to complex outsourcing operations.

SUEZ believes that the market for services to businesses should continue to grow in the coming years, but the rate of this growth will correlate with the strength of national economies. The development of activities subcontracted by businesses to external service providers is characterized by some strong trends:

•	the gradual shift from simple services (maintenance) to more complex services (facilities management, complete waste management);

•	the need for the provider to commit to results and no longer just to means;

•	the sharing, or even the transfer, of all or part of the industrial risk (outsourcing);

•	the opportunities available due to deregulation of energy markets.

The contracts that SUEZ offers can be multi-site – thanks to its international presence – single-service, or even multi-service, based on the needs of the customer. In this case, they may, for example, include the provision of ultra-pure water (Ondeo), electricity, gas, and heat (SUEZ Energy Europe and SUEZ Energy International), waste incineration and treatment (SITA), industrial services (Fabricom), facilities management, or even on-site management of energy production facilities (Elyo).

4.1.2 GROUP ORGANIZATION

SUEZ is organized in four operational branches in its two lines of business - Energy and Environment.

As part of the Group’s new brand architecture, the branches were renamed on March 15, 2005.

•	The Electricity & Gas Europe (EGE) business line, which covers all European activities in the gas and electricity sector, has become SUEZ Energy Europe. (SEE)

•	The Electricity & Gas International (EGI) business line, which handles SUEZ activities in the gas and electricity business outside Europe, has become SUEZ Energy International. (SEI)

•	The Industrial and Energy Services (SEI) business line, which performs SUEZ activities in industrial installation and maintenance services, and in energy and engineering services, has become SUEZ Energy Services. (SES)

•	The SUEZ Environment business line covers all Group activities in the Water and Cleanliness businesses. Its name remains unchanged.

A detailed structural organization chart showing the main companies attached to each operational business line is provided in section 4.1.5, “Simplified organizational chart for the Group at 12/31/2004”.

SUEZ ENERGY EUROPE

formerly

Electricity & Gas Europe

SUEZ ENERGY INTERNATIONAL

formerly

Electricity & Gas International

SUEZ ENERGY SERVICES

formerly

Industrial & Energy Services

SUEZ ENVIRONMENT

ENERGY

ENVIRONMENT

4.1.3 2004 FEATURED DYNAMIC ORGANIC GROWTH AND A SHARP RISE IN PROFITABILITY

2003 was the year of implementing the action plan announced by the Group in January 2003, intended to improve and secure the Group’s profitability and bolster its financial balances. At the end of the 2003 fiscal year, achievements were in line with all the objectives of the action plan, in terms of both reduced debt and cost savings (Optimax program), and reduced SUEZ exposure in emerging countries.

Against this backdrop, the year 2004 began for SUEZ with the implementation of a profitable organic growth strategy focused on its two businesses: Energy and Environment.

Thus, in the course of 2004, SUEZ completed its shift of focus to its two core businesses, finalizing its withdrawal from the communications sector. In February 2004, SUEZ sold its 29.2% interest in M6. In accordance with the commitments made to the CSA (French audiovisual agency), SUEZ will nevertheless keep a 5% residual interest in M6 for three years. Furthermore, following the agreement protocol signed in March 2004 with UnitedGlobalCom (UGC), in July 2004 SUEZ concluded the sale of Noos to Médiaréseaux, a French holding company of the UGC Group. In Belgium, the Group also sold its interest in Worldcom S.A.

Shifting its focus to its core businesses, Group activity grew swiftly in 2004, with a 6.2% organic increase (2) in revenues. In 2004, Group revenues totaled 40.7 billion euros.

Following the sale of its communications businesses, all of the Group’s sales revenues are now generated by the Energy and Environment businesses. Energy accounts for the larger share with 72%, and Environmental services account for the other 28%.

Breakdown of revenues

in millions of except for %	2004		2003		2002
Energy	29,334	72%	26,635	67%	24,242	59%
Environment	11,405	28%	12,310	31%	15,897	39%
Other	0	0%	677	2%	644	2%

Group Total	40,739	100%	39,622	100%	40,784	100%

Growth of revenues was especially strong in the Energy businesses, with 8.1% organic growth. As in 2003, activities outside of Europe (SUEZ Energy International) enjoyed particularly strong organic growth (+30.5%) due to the commissioning of new electricity generation facilities, the continued development of its liquefied natural gas (LNG) transmission and regasification business, and the vitality of its commercial activities, in particular in the United States, boosted by an improving economic environment. In Europe (SUEZ Energy Europe), organic growth of revenues was 4.4%, mainly tied to optimization of electric generation facilities and of the gas contract portfolio. The service business (SUEZ Energy Services) posted an organic growth of 3.3%, driven by the commercial development of Elyo/Axima Services, especially in France, Benelux and Italy. For Fabricom, growth of Ineo and Endel activities induced a global activity increase despite a difficult Dutch environment.

In Environment, organic growth was less pronounced (1.6%), with widely differing situations according to the business. The Water business in Europe generated organic growth of 2.7%, mainly through Agbar in Spain and the sharp increase in sanitation activities and services in France. The waste services business in Europe posted stable revenues for the same scope of consolidation and exchange rate: growth of activity in France and the United Kingdom was offset by a less favorable situation in Germany and the Netherlands due to a poor economic situation, a reduction in certain municipal contracts and a downward pressure on waste collection and sorting prices in Germany. The international business experienced organic growth of 5.4%, mainly as a result of price increases in Chile and continued development in Brazil, Australia and China. Lastly, Degrémont developed unevenly, with global negative organic growth (-3.4%): the growth of business in France and the starting of contracts in Jordan was offset by the cessation of Degrémont’s commercial development in the United Kingdom and the end of the Bogotá BOT in Colombia.

On a geographic level, while SUEZ’s activity is worldwide, Europe remains its largest market. In 2004, the Group generated 80% of its revenues in Europe. France and Belgium accounted for a major contribution at 55%. The European/North American share remains stable overall at 89%, compared to 90% in 2003.

The table below shows the trends for the Group’s consolidated revenues, profitability and financial balances over the last three years:

In millions of euros	2004	2003	2002
Revenues	40,739	39,622	40,784
Gross operating income	6,198	6,011	7,254
Net income, Group share	1,804	<2,165>	<863>
Cash flow	4,487	3,727	4,857
Net debt	11,515	14,991	26,006

Organic growth of gross operating income (GOI) is 4 points higher than that of revenues. For 2004, it reached 10.5% with a GOI that totaled 6,198 million euros.

The GOI for the Energy business posted a net organic increase of 11.6% and is growing in all of its three operational branches. Organic growth of the GOI was particularly strong for SUEZ Energy International (+22.1%) with a contribution from all geographic areas. Latin America is the leading contributor to this growth – in particular Brazil, which has profited from a replacement of its initial contracts with bilateral contracts with much more favorable margins and opportunities for sales to Argentina. The United States benefited from the increase in the volumes and margins of LNG sales, and from an acceleration in the development of SUEZ Energy Marketing NA electricity sales and a favorable renegotiation of the NELP contract, while growth in the Middle East was driven by the commissioning of the Baymina power plant. With GOI organic growth of 7.3%, SUEZ Energy Europe also posted a strong increase in profitability. The favorable “price” environment benefited Electrabel, while Distrigaz was able to offset the effects of growing competition in Belgium on industrial sales by optimizing the global management of its purchases portfolio. For these two entities, a number of non-recurring elements also contributed to the organic growth of the GOI. Lastly, the organic growth of the SUEZ Energy Services GOI (+11.6%) encompassed contrasting situations: a strong recovery by Fabricom, continued profitable growth by Elyo/Axima Services, but the deterioration of engineering, hurt by the losses incurred on a few contracts and the oversizing of its gas capacities relative to its current projects.

In Environment, GOI organic growth reached 3.7% and was mainly generated by the French Water and waste services businesses, the strong recovery of Ondeo Industrial Solutions, and the price rises obtained in Chile and Jakarta. Inversely, the GOI of Degrémont, affected by the termination of the Bogotá contract in Colombia and the end of certain large international contracts, has posted an organic decline.

Overall, for this fiscal year, SUEZ exceeded its first quarter 2004 objectives:

•	Organic growth of its revenues (+6.2%) and gross operating income (+10.5%) in line or exceeding the 4 to 7% range announced for the 2004-2006 period.

•	A sharp increase in results and profitability with a net result of 1,804 million euros and a return on capital employed that reached 11.9% and therefore exceeded the objective announced for 2006 (11%). The savings generated through the Optimax program totaled 917 million euros compared to 2002, and also exceeded the announced objectives (900 million euros).

•	Continued improvement in the generation of Group liquidities with a gross cash flow that increased by 20% and which, combined with controlled investments, allowed self-financing of dividends paid for the 2003 fiscal year. The Group’s net debt end 2004 was 11.5 billion euros, i.e. a fresh decrease of 3.5 billion euros compared to December 31, 2003.

4.1.4 STRATEGIC PRIORITIES 2005-2006

For the 2005-2006 period, SUEZ plans to continue its efforts to increase its operational profitability and generation of liquidity in its two businesses by implementing a strategy focused on organic growth.

The main objectives set for 2005-2006 are a continuation of the directions announced in the first quarter 2004:

•	Average organic growth of revenues between 4 and 7% per year.

•	Organic growth of gross operating income greater than that of revenues.

•	An investment envelope for 2005-2006 that is consistent with the global envelope of 10.5 billion euros announced in September 2004 for the 2004-2006 period.

Furthermore, SUEZ decided to pursue cost control program implemented through the Optimax plan by launching a new plan for the 2005-2006 period, with an additional cost reduction objective of 550 million euros by 2006 and a tight control over working capital requirements.

Within this context, the primary strategic targets of the operating branches are as follows:

SUEZ ENERGY EUROPE

•	Maintain a leading position and defend margins in the Benelux countries by giving priority to customer relations and reinforcing the competitiveness of the production facilities.

•	Develop gas/electricity convergence.

•	Develop activities in France, based on the positions acquired in the electricity and gas areas, and leveraging on the historical presence of SUEZ in the Environment and Service trades.

•	Continue commercial growth and targeted investments in priority markets such as Italy, and the Iberian Peninsula.

SUEZ ENERGY INTERNATIONAL

•	Give priority to organic growth for the four key positions of SUEZ Energy International (United States, Brazil, Thailand, and Liquefied Natural Gas), and more opportunistically in other countries in which growth in the energy demand should be strong.

•	Concentrate on sales activities with commercial and industrial customers.

•	Continue the asset turnover policy around SEI strongholds.

•	Maintain a balanced portfolio management plan to achieve optimum risk/profitability performance.

SUEZ ENERGY SERVICES

•	Give priority to consolidating the positions and profitable organic growth of Elyo/Axima Services by developing commercial synergies in parallel with the SUEZ Energy Europe business line.

•	Continue reorganizing Fabricom to restore profitability.

•	Focus the activities of Tractebel Engineering on support for Energy and Services.

SUEZ ENVIRONMENT

•	Give priority to targeted profitable organic growth in developed countries – Europe in particular – by developing the Group’s technical and commercial strengths in the context of stricter environmental legislation.

•	Outside Europe, maintain strict selectivity in capital expenditure and improve profitability and financial results for less high-performance assets.

4.1.5 SIMPLIFIED ORGANIZATIONAL CHART FOR THE GROUP AT 12/31/2004

The list of main consolidated subsidiaries provided below includes significant operational entities and the head companies of operational subgroups consisting of subsidiaries that are not significant individually.

		% interest
Name	Headquarters address	Dec. 2004	Dec. 2003
SUEZ ENERGY EUROPE (SEE)

ELECTRABEL	Boulevard du Régent, 8 - 1000 Brussels – Belgium	50.1	50.1

ELIA/ELIA SYSTEM OPERATOR	Boulevard de l’Empereur, 20 – 1000 Brussels – Belgium	32.1	32.1

ELECTRABEL CUSTOMER SOLUTIONS	Boulevard du Régent, 8 - 1000 Brussels – Belgium	48.0	48.0

ELECTRABEL NETTEN VLAANDEREN	Guldensporenpark 52-56 – 9820 Merelbeke – Belgium	50.1	50.1

DUNAMENTI	Eromu Ut 2 2440 Szazhalombatta, PF 28 – Hungary	37.5	37.5

ELECTRABEL NEDERLAND NV	Dr. Stolteweg 92, Postbus 10087 – 8000GB Zwolle – Netherlands	50.1	50.1

ELECTRABEL DEUTSCHLAND AG	Französische Strasse 8 – 10117 Berlin – HRB 70 683 – Germany	50.0	50.0

ENERGIE SAARLORLUX GmbH	Richard Wagner Strasse 14 – 16, 66111 Saarbrücken – Germany	25.5	25.6

POLANIEC	Elektrownia im. Tadeusza Kosciuski - Spolka Akcyjna w Polancu – Poland	50.1	50.1

ROSIGNANO ENERGIA SPA	Via Piave n° 6 Rosignano Maritimo – Italy	49.8	49.9

ACEA ELECTRABEL SPA	P. le Ostiense, 2 – Roma – Italy	20.3	20.3

ACEA ELECTRABEL PRODUZIONE SPA	Contrada Selva, 496 – Altino – Italy	35.2	35.2

ACEA ELECTRABEL TRADING SPA	Via Flaminia, 133/137 – Roma – Italy	25.0	25.1

ACEA ELECTRABEL ENERGIA SPA	Via Flaminia, 133/137 – Roma – Italy	20.3	20.4

ACEA ELECTRABEL ELETTRICITA	P. le Ostiense, 2 – Roma – Italy	20.3	20.4

TIRRENO POWER SPA	Largo Lamberto Loria, 3 – Roma – Italy	17.5	17.5

COMPAGNIE NATIONALE DU RHONE (CNR)	2, rue André-Bonin – 69 316 Lyon Cedex 04 – France	25.0	24.0

ELECTRABEL FINANCE SA	Grande-Rue 103 – Luxembourg – Luxembourg	50.1	50.1

SYNATOM	Place du Champ-de-Mars, 5 – 1050 Brussels – Belgium	50.1	75.1

		% interest
Name	Headquarters address	Dec. 2004	Dec. 2003
DISTRIGAZ	Rue de l’Industrie, 10 – 1040 Brussels – Belgium	57.2	46.8

FLUXYS	Avenue des Arts, 31 – 1040 Brussels – Belgium	57.2	46.8

SUEZ ENERGY INTERNATIONAL (SEI)

TRACTEBEL ENERGIA (ex-GERASUL)	Rua Deputado A. Edu Vieira 999 Pantanal, Florianopolis SC – Brazil	78.3	78.3

TRACTEBEL THAILAND	26th Floor, M. Thai Power 87, Wireless Road, Phatum Wan – Bangkok 10330 – Thailand	100.0	100.0

TBL ENERGY SERVICES, INC. (TESI )	1990 Post Oak Boulevard, Suite 1900 – Houston, TX 77056-4499 – USA	100.0	100.0

TBL ENERGY MARKETING, INC. (TEMI)	1990 Post Oak Boulevard, Suite 1900 – Houston, TX 77056-4499 – USA	100.0	100.0

TBL POWER INC	1990 Post Oak Boulevard, Suite 1900 – Houston, TX 77056-4499 – USA	100.0	100.0

TRACTEBEL LNG NORTH AMERICA	1990 Post Oak Boulevard, Suite 1900 – Houston, TX 77056-4499 –USA	100.0	100.0

TRIGEN	1177 West Loop South – 77027 Houston, TX – USA	100.0	100.0

HANJIN CITY GAS	711 Sang-Gye-6-Dong – 139-206 Seoul – South Korea	75.0	75.0

BAYMINA	Ankara Dogal Gaz Santrali – 06900 Ankara – Turkey	95.0	95.0

SUEZ ENERGY SERVICES (SES)

ELYO HOLDING AND ITS SUBSIDIARIES	235, avenue Georges Clemenceau – 92000 Nanterre – France	100.0	100.0

AXIMA HOLDING AG AND ITS SUBSIDIARIES (a)	12, Zürcherstrasse – 8400 Winterthur – Switzerland	100.0	100.0

CPCU	185, rue de Bercy – 75012 Paris – France	64.4	64.4

GROUPE FABRICOM	Rue de Gatti de Gamond, 254 – 1180 Brussels – Belgium	100.0	100.0

ENDEL	15, rue Saint-Denis – 93125 La Courneuve Cedex – France	100.0	100.0

FABRICOM GTI SA	Rue de Gatti de Gamond, 254 – 1180 Brussels – Belgium	100.0	100.0

GROUPE GTI	Kosterijland 50 – 3981 AJ Bunnik – Netherlands	100.0	100.0

INEO	2, allée Jacques Brel – 92247 Malakoff Cedex – France	100.0	100.0

		% interest
Name	Headquarters address	Dec. 2004	Dec. 2003
SUEZ ENVIRONMENT

LYONNAISE DES EAUX FRANCE	18, square Edouard VII – 75009 Paris – France	100.0	100.0

DEGREMONT	183, avenue du 18 Juin 1940 – 92500 Rueil-Malmaison – France	100.0	100.0

AGBAR	Paseo de San Juan, 39 – 08009 Barcelona – Spain	25.8	25.8

NORTHUMBRIAN WATER GROUP	Abbey Road – Pity Me – Durham – DH1 5FJ – UK	25.0	25.0

SITA HOLDINGS UK LTD	Grenfell Road, Maidenhead, Berkshire SL6 1ES – UK	100.0	100.0

SITA DEUTSCHLAND GmbH	Industriestrasse 161 – D-50999 Köln – Germany	100.0	100.0

SITA NEDERLAND BV AND ITS SUBSIDIARIES	Mr. E.N. van Kleffensstraat 6, Postbus 7009, NL – 6801 HA Arnhem – Netherlands	100.0	100.0

SITA FRANCE AND ITS SUBSIDIARIES	123, rue des Trois Fontanot – 92000 Nanterre – France	100.0	100.0

SITA SVERIGE AB	Kungsgardsleden – 26271 Angelholm – Sweden	75.0	75.0

AGUAS ANDINAS (b)	Avenida Presidente Balmaceda 1398, Piso – 4, Santiago – Chile	20.8	32.1

AGUAS ARGENTINAS	Reconquista 823 – 1003 Buenos Aires – Argentina	46.3	46.3

LYDEC	20, boulevard Rachidi – Casablanca – Morocco	59.0	60.3

UNITED WATER RESOURCES	200 Old Hook Road, Harrington Park New Jersey – USA	100.0	100.0

COMMUNICATIONS

SUEZ LYONNAISE TELECOM (NOOS) (c)	20, place des Vins de France – 75614 Paris Cedex 12 – France	—	50

METROPOLE TV (c)	89, avenue Charles de Gaulle – 92200 Neuilly-sur-Seine – France	—	35

OTHER

SUEZ SA	16, rue de la Ville l’Evêque – 75383 Paris Cedex 08 – France	100.0	100.0

SUEZ-TRACTEBEL	Place du Trône, 1 – 1000 Brussels – Belgium	100.0	100.0

GIE - SUEZ ALLIANCE	16, rue de la Ville l’Evêque – 75383 Paris Cedex 08 – France	100.0	100.0

		% interest
Name	Headquarters address	Dec. 2004	Dec. 2003
SUEZ FINANCE SA	16, rue de la Ville l’Evêque – 75383 Paris Cedex 08 – France	100.0	100.0

GENFINA	1, place du Trône – 1000 Brussels – Belgium	100.0	100.0

SI FINANCES	68, rue du Faubourg Saint-Honoré – 75008 Paris – France	100.0	100.0

Notes:

(a)	The line for Axima Holding AG and its subsidiaries includes the entities Axima France, Axima GMBH, Axima Contracting, and Axima AG, formerly presented separately. These subsidiaries did not change their position relative to the scope of consolidation.

(b)	Partial transfer: the entity was consolidated proportionally as of October 1, 2004.

(c)	Deconsolidation as of January 1, 2004 following removal from Communications business line.

4.2 ENERGY

4.2.1 ORGANIZATION AND FINANCIAL HIGHLIGHTS

Data in millions of euros	Year ended 12/31/2004	Year ended 12/31/2003		Year ended 12/31/2002
Sales revenues	29,334	26,635		24,242	•*
Gross Operating Income	4,443	4,001	•**	4,125
Capital employed	15,148	15,890		17,513
Number of employees	87,300	89,000		88,800

*	The 2002 sales is the sales figure published after offsetting energy purchases and sales for 5,306 million euros.

**	I.e. 4,100 million euros after shifting SUEZ-TRACTEBEL financial entities to “Other”.

SUEZ Energy expertise covers the entire value chain (except for gas exploration and production). This diversity allows Electrabel, Distrigaz, Fluxys, SUEZ Energy International, Elyo, Fabricom and Tractebel Engineering to develop customized solutions that meet the numerous requirements of all businesses and councils.

Production facilities

SUEZ owns and develops flexible and efficient generation facilities on its key markets: Europe, North America, South America, the Middle East and Asia. The Group’s installed capacity and that under construction as of December 31, 2004 totaled 52,940 MW (3) (excluding development).

Distribution of capacity installed or under construction

Belgium 25%

Europe - excluding Belgium 31%

North America 11%

South America 20%

Rest of world 13%

Natural gas is the most widely used fuel for the Group’s production units, with 38% of the capacity managed (including contracted capacities), compared with 12% for fuel oil and 9% for coal. Hydraulic energy represents 24%, nuclear capacity 13%, and other sources 4%.

Distribution of capacity managed per type of fuel

Nuclear 13%

Coal 9%

Natural gas 38%

Fuel oil 12%

Hydro 24%

Other 4%

SUEZ believes that the structure of its facilities guarantees solid competitiveness in terms of both power plant yield and environmental impact. The generation facilities mainly use efficient and less polluting fuels than other fossil fuels such as coal. The Group continues to develop in this direction, but also participates in research designed to improve the yield of its coal-fired power plants and improve the environmental impact of this technology.

Distribution of construction projects by region (in MW)

The total power of the projects under construction (4) is 6,099 MW on December 31, 2004. Based on provisional plant commissioning schedules, SUEZ projects an increase in installed power of 3,223 MW in 2005, 2,076 MW in 2006, and 800 MW in 2007.

Energy trading

The energy trading operations of the Group are part of its business model, which is designed to manage the balance between production assets and sales through a centralized portfolio management department. Furthermore, in Europe the Group is developing an energy trading activity for itself and its customers.

In the United States, energy trading activities implemented by the SUEZ Energy International companies currently focus on the trading of existing assets. This activity, which requires initiatives in the field of risk management related to product prices (purchase of fuels and sale of electricity included), calls directly on the Company’s assets and is intended to optimize the operating results of these facilities.

SUEZ Energy International manages its trading activities in the United States through SUEZ Energy Marketing NA, formerly Tractebel Energy Marketing, Inc., while Electrabel handles this function in Europe for SUEZ Energy Europe (SEE).

Electrabel is a founding member of the Amsterdam Power eXchange and of Powernext, manager of the French energy exchange. Within this framework, it handles trading activities. End September, Elia, APX and Powernext concluded a cooperation agreement to create the Belgian exchange Belpex. The coupling of Belpex, APX and Powernext is designed to ensure sufficient liquid assets for Belpex. In addition, Electrabel has been present in the Spanish pool since 1998 and performs transactions (“spot” and “day ahead”) in Germany, Switzerland and Austria.

The Group operates in the electricity and natural gas markets and in services through three operating business lines:

SUEZ ENERGY EUROPE

The development of the Group’s electricity and gas activities in Europe is assigned to SUEZ Energy Europe (SEE). Its goal is to maximize synergies for the benefit of its customers.

The major companies of SEE for electricity and gas activities in Europe are:

Electrabel (Group interest 50.08% at December 31, 2004), a European provider of global and customized energy solutions (production, trading, sales, and distribution networks) and its primary subsidiaries: Electrabel Customer Solutions, Electrabel Nederland, and Electrabel Netten Vlaanderen. Elia, the independent transmission network operator in Belgium was 32.1% owned by the Group at December 31, 2004.

Distrigaz and Fluxys, products of the split-up of the former Distrigaz businesses into trading and gas transmission.

The Group’s interest in these two companies was increased in 2004 thanks to the withdrawal of Shell. As of December 31, 2004, the Group’s interests were:

•	57.24% of Distrigaz;

•	57.25% of Fluxys.

Electrabel, Distrigaz and Fluxys are listed on Euronext Brussels.

Together, the activities of SEE represented approximately 14.2 billion euros in sales in 2004, with approximately 16,600 employees.

SUEZ ENERGY INTERNATIONAL

SUEZ Energy International (SEI) is in charge of the Group’s energy and services activities in markets outside Europe. EGI’s core activities are electricity and natural gas. They include the production of electricity, trading, marketing and sale of energy, as well as management of the transport and distribution networks.

SEI is organized into four regional entities coordinated by a central organization located in Brussels.

SEI operates through the following principal subsidiaries:

SUEZ Energy North America, a wholly owned subsidiary located in Houston, manages all SEI operations activities in the United States, Canada, and Mexico, including the facilities for regasification of liquefied natural gas (LNG).

Tractebel Energia, a publicly traded company located in Florianopolis, 78.30% held by the Group, is responsible for SEI activities in the electricity sector in Brazil.

Glow Energy, based in Bangkok, Group interest of 99.14%, manages SEI’s interests in power production in Thailand.

SUEZ Global LNG, a wholly owned subsidiary in London and Luxembourg, is responsible for short-term LNG operations, the coordination of transport and supplies, as well as the management of participations in liquefaction projects worldwide.

Collectively, SEI’s operations represented approximately 5.4 billion euros in sales in 2004, with approximately 4,300 employees.

SUEZ ENERGY SERVICES

As an integrated player on the energy markets, SUEZ is able to offer integrated energy services and products to its customers.

The Group ranks first in Europe (5) in industrial installation and maintenance services.

Energy services are organized into three entities:

Fabricom designs, builds and ensures maintenance for electric, mechanical and climatic engineering facilities for industry, the tertiary sector, buildings, and large infrastructure works. It also provides services related to these activities. The most significant entities are Fabricom GTI in Belgium (which also manages activities in Norway, England, Spain and certain Eastern European countries), GTI in the Netherlands, Ineo and Endel in France, and Axima, mainly in Belgium, France, Germany, Austria, Switzerland, Spain and England.

The Elyo / Axima Services entity covers all of the management/maintenance services, management of heating and cogeneration facilities, management of local energy distribution networks and facilities management, intended for both the industrial and tertiary sectors, local municipalities, and the residential sector. These services are generally covered by long-term contracts. The offer represents a continuum of services and solutions that range from managing local energy networks (distribution of electricity and urban heating) to managing utilities on industrial sites, including the management and maintenance of technical and heating equipment and facilities management.

Tractebel Engineering offers a full range of engineering services designed to meet the needs of the energy sector, industry and the tertiary sector, as well as those of national and international councils and institutions. Through its specialized subsidiary, Trasys, Tractebel Engineering also offers computer engineering services.

Together, these activities represented approximately 9.7 billion euros in sales in 2004, with approximately 66,400 employees.

4.2.2 STRATEGY AND SALES DEVELOPMENT

The SUEZ energy strategy for Europe is focused primarily on profitable organic growth based on our strong domestic positions and targeted development in electricity and gas. Internationally, SUEZ is committed to building on its industrial expertise and providing dynamic management of its existing positions.

This strategy is intended to fully exploit the assets of SUEZ within the following framework:

SUEZ ENERGY EUROPE

•	Maintain a leading position and defend the margins in Benelux.

•	Develop business in France from the positions acquired in electricity and gas, supported by the historical footholds of SUEZ in the Environment and service businesses.

•	Pursue the commercial developments and investments in Italy and the Iberian peninsula.

SUEZ ENERGY INTERNATIONAL

•	Give priority to organic growth around the four key positions of SUEZ Energy International (United States, Brazil, Thailand, and Liquefied Natural Gas), and more opportunistically in other countries in which growth in the energy demand should be strong.

•	Focus sales activities on commercial and industrial customers.

•	Continue the asset turnover policy around the strong points of SUEZ Energy International.

•	Maintain a balanced portfolio management approach designed to ensure optimum risk/profitability performances.

SUEZ ENERGY SERVICES

•	Consolidation of positions, organic growth and profitability of Elyo☐/☐Axima Services by developing commercial synergies in parallel with the SUEZ Energy Europe business line.

•	Continue to reorganize Fabricom with the purpose of restoring profitability.

•	Refocusing of Tractebel Engineering businesses on providing support for the Energy and services businesses.

4.2.3 2004 KEY EVENTS MONTH BY MONTH

SUEZ Energy Europe

January 2004

France and Belgium

•	Electrabel and Electricité de France (EDF) adapted their nuclear agreements. The agreement allowed each party to enhance their respective shares in the Tihange and Tricastin nuclear power plants in the country of production, which improves the liquidity of the Belgian market while strengthening the Group’s position in France.

January to December 2004

Netherlands

•	Electrabel invested and restructured the Gelderland power plant to extend its life by some fifteen years. On November 16, Electrabel decided to invest in four other production units in Benelux. The total amount of investments for the 5 units is 100 million euros.

February to November 2004

Belgium

•	In February, May, September and November, Electrabel organized virtual power plant (VPP) auctions. In all, 1,145 MW in the form of various products (basic power and peak power, for variable times) were sold.

March 2004

Belgium

•	Distrigaz participated in the second investment phase, which will allow the importing capacity of Interconnector for the English market to increase to 23.5 billion m3 per year in 2006. The Company will then have a total annual capacity of 3.3 billion m3 to the United Kingdom, which should allow it to play an active role on the English market, whose gas supply will soon be dependent on imports.

May 2004

Belgium

•	On May 12, the Flemish government and the Federation of Electricity Producers signed an agreement setting the SO2 and NOx emission objectives for all generation facilities in Flanders. For Electrabel, this means more than 40 million euros in investments per year to upgrade its power plants.

June 2004

Belgium

•	On June 23, Huberator (a subsidiary of Fluxys and operator of the Zeebrugge hub), Amsterdam Power eXchange and Endex signed a collaboration agreement to develop a natural gas exchange at the Zeebrugge hub in January 2005. The exchange should increase the liquidity of the Zeebrugge and should further increase the importance of Zeebrugge on the European gas market. In the long term, this exchange will create new opportunities for the development of natural gas transmission, a key Fluxys business.

June•–•July 2004

Belgium

•	Fluxys LNG, a subsidiary of Fluxys, decided to invest 165 million euros in order to double the capacity of the Zeebrugge LNG terminal following the signing with Qatar Petroleum/ExxonMobil, Distrigaz and SUEZ Global LNG of three subscription agreements for the terminal’s long-term capacity for a total of approximately 9 billion m3 starting in 2007. The expansion of the terminal’s capacity is a new step in the development of Zeebrugge as a hub for natural gas flows in Europe. In any event, an increase in LNG volumes should increase the liquidity of the Zeebrugge hub and have a positive impact on market operation.

•	Furthermore, by virtue of the agreement with Distrigaz, starting in 2007 and for a 20-year term, the latter will have an annual capacity of 2.5 billion m3 for unloading and regasification at the Zeebrugge terminal. This agreement allows it to ensure the supply of its GNL market over the long term.

July 2004

Belgium

•	Starting on July 1, Electrabel proposed new prices for its electricity supplies to liberalized customers. For more than 80% of already liberalized, residential customers, this implies a price decrease relative to the rates practiced before liberalization.

Belgium - Netherlands - Germany - United Kingdom

•	On July 12, 2004, Fluxys signed an agreement with Gasunie and E.ON Ruhrgas to acquire a 20% interest in the BBL Company. This Company owns and operates a 235-kilometer pipeline it will lay between Balgzand, located north of Amsterdam on the Dutch North Sea coast, and Bacton, off the British coast (Norfolk). -Laying the pipeline will require an investment of roughly 500 million euros. It will be operational in 2006.

•	The participation of Fluxys fits into the Company’s global strategy of playing an active role in the operation of transborder European gas flows, and in the development of projects to increase the capacity and liquidity of the European market.

Belgium

•	On July 30, an accident occurred in Belgium, involving a Fluxys natural gas pipeline. The accident caused 155 victims, including 24 deaths. In line with its corporate culture of social commitment, Fluxys contributed immediately an envelope of 1 million euros for the victims, without admission of liability. Serious damage apparently caused by third parties was found on the involved pipeline. A legal investigation should determine the causes of the accident. The gas industry and the Belgian pipeline transmission companies are currently and actively working on the issue along with the construction industry and the authorities. In this tragedy, which affected all of Belgium, two of the victims worked for Electrabel.

September 2004

France

•	Electrabel signed an agreement with the Société Nationale des Chemins de fer Français (SNCF) in which, between 2005 and 2007, it will acquire 80% of the capital of the Société Hydroélectrique du Midi (SHEM).

Italy

•	Electrabel is building a new 370-MW GST power plant, named “Roselectra”. The project will benefit from several synergies generated with the Solvay power plant and the Rosen plant located near the new power plant. Commissioning of the unit is scheduled for the fall of 2006.

October 2004

France

•	Distrigaz acquired large volumes of natural gas in southern France through the “gas release” program imposed by the regulator on Gaz de France to open this market up to the competition. These volumes allowed Distrigaz to expand its commercial offering to the south of France at competitive terms.

Poland

•	Electrabel is beginning green energy production in its Polish power plant “Polaniec”. The facility allows burning of approximately 170 m3 of wood residue per hour and will ensure a renewable energy output estimated at 700 GWh on an annual basis.

December 2004

Germany

•	Electrabel is participating in a research project designed to increase the yield of its coal-fired power plants and improve the environmental impact of this technology. The pilot project, called COMTES 700, will be conducted in the existing Scholven power plant. It consists in testing new technologies and materials in order to significantly increase the yield of future coal-fired power plants. Coal will remain a necessary fuel for generating electricity in Europe over the coming decades.

Belgium – Russia

•	Distrigaz & Co and Gazexport, a subsidiary of the Russian gas company Gazprom, the world’s leading producer of natural gas, signed a contract for the transit of natural gas from the German-Belgian border to Zeebrugge. According to the terms of this contract, Gazexport will be able to carry up to 2.5 billion m3 of natural gas per year across Belgium, up to 2018. Gazexport now has access to the Zeebrugge gas hub and – through its capacity on the Interconnector between Zeebrugge and Bacton – to the British market, which should soon be a net gas importer.

SUEZ Energy International

February 2004

Turkey

•	Baymina Enerji, in which SEI holds a 95% stake, inaugurated the 763 MW Ankara natural gas combined cycle power plant, supplying electricity to the entire city of Ankara and its surroundings.

March•–•April 2004

Chile

•	Colbun’s 384 MW Nehuenco II combined cycle plant entered commercial operation. In March Colbun started the construction works for the 247 MW Candelaria power plant, which is expected to come on line in April 2005.

May 2004

United States

•	SUEZ Energy North America signed a definitive agreement with Thermal North America, Inc. for the sale of ten District Heating and Cooling Systems (DHCS), located in different US states and operated by SUEZ Energy North America’s affiliate Trigen Energy Corporation. The sale is pending federal and state regulatory approvals.

June 2004

United States

•	At the end of June, SUEZ Energy Services NA announced that it had surpassed US$ 1 billion in contract value in its first 18 months of operations, serving more than 6,000 customer accounts representing more than 2,000 MW of electricity.

July 2004

LNG

•	SUEZ Global LNG and Fluxys LNG signed a long-term LNG terminalling Capacity Subscription Agreement. The agreement gives SUEZ Global LNG the right to unload and regasify 2.1 billion m3 of natural gas per year at the Zeebrugge LNG terminal for a period of 20 years starting late 2007.

Oman

•	SEI was selected to design, build, operate, maintain and own the brand new project for the construction of an independent power and drinking water production site. The project will be carried out on the port of Sohar. The project consists of a 586 MW TGV plant and a desalination unit with a capacity of 6,250 m3 of water per hour.

Bahrain

•	SEI won the tender to design, build, own, operate and maintain the brand new greenfield Al Ezzel Independent Power Producer (IPP) project. The project consists of a plant of 966 MW of electric capacity.

August 2004

Brazil

•	Tractebel Energia won a sale by tender to supply 500 MW of electricity over three months to the Argentinean pool (Cammesa).

Peru

•	SEI started up the commercial operations of its gas distribution network in the greater Lima area. Its 100% subsidiary GNLC – renamed into Cállida in December 2004 – built the distribution pipeline and is responsible for its operations, delivering natural gas to industrial, commercial and residential customers.

United States

•	The 746 MW Wise County power plant entered commercial operation.

November 2004

Oman / Bahreïn

•	SEI and its local partners successfully ensured limited recourse financing of Sohar, SADC and B.S.C. Al Ezzel power companies.

December 2004

United States

•	SUEZ Energy North America, FPL Group Resources and El Paso announced that they are joining their efforts and resources to develop, construct and operate a single LNG receiving and regasification terminal in the Bahamas and a related under-sea natural gas pipeline to serve the South Florida market beginning around 2008.*

SUEZ Energy Services

February 2004

Algeria

•	Fabricom GTI won out a contract worth approximately 103 million euros to renovate Sonatrach gas pipelines in Algeria. The contract covers renovation of the control systems, instrumentation and electrical systems of the gas turbine units for 20 compression stations. The control and supervisory system, renovation of the control rooms, and extension of the Arzew terminal are also included in the contract.

Germany

•	Tractebel Engineering obtained the EPCM (Engineering, Procurement and Construction Management) contract for a 120 MWth cogeneration power plant at Saarbrücken in Saarland.

March 2004

Belgium

•	By signing a facilities management contract worth 24 million euros with Borealis, Axima Services was chosen to manage 53 services for an eight-year period, including technical management of the buildings and certain production units, maintenance requests, facility upgrading, production stoppages, reports and analyses, management of personnel food service equipment, cleaning, and archiving and reproduction.

Switzerland

•	INEO Systrans won over two contracts worth a total of roughly 16 million euros from the Geneva and Lausanne public transportation companies. In 32 months, the INEO subsidiary will renew the assistance systems for operation and traveler information (SAEIV) in order to improve traffic fluidity and traveler mobility.

April 2004

France

•

Coris, an INEO subsidiary, was attributed a service contract by the French Ministry of Defense to Optimize Procurement of Military Aeronautics Equipment Spares (ORRMA). This contract, worth roughly 110 million euros per year, is for a 10-year term. INEO will now be responsible for procurement of the larger share of spare consumables for the aircraft fleet, i.e. 1,600 aircraft. The contract is part of the reform strategy conducted by the Ministry of Defense, and allows a new public-private partnership to be established in order to reduce the cost of aircraft support and provide stopgap solutions to certain losses of operational capacity.

Germany

•	BU Major Projects at Fabricom GTI signed a cold box assembly contract with Linde AG worth roughly 20 million euros. The cold boxes must be installed in the liquefaction unit, currently under construction on the island of Melkøya (Hammerfest) in Norway. The contract covers management, purchasing, manufacture and mechanical completion of the cold box assembly. Fabricom GTI also manufactures and installs transmission structures as well as tie down systems at sea to ensure maritime transportation.

May 2004

Finland

•	Tractebel Engineering and Coyne et Bellier, its French subsidiary, are participating in the studies on the Olkiluoto 3 EPR nuclear power station.

May to November 2004

Italy

•	In November, Elyo Italia was awarded a new contract by the Region of Lazio for a total of 384 million euros, covering management and maintenance of all the hospitals of the City of Rome for an eight-year period. Elyo Italia will manage the heating and air conditioning systems, electric apparatus, lighting, and hydric and sanitary facilities. This new contract establishes the presence of Elyo Italia in the hospital sector and adds on to the other contracts of similar content, also obtained in 2004 in the Regions of Palermo (July 2004; 57 million euros) and Verona (May 2004; 63 million euros).

June 2004

India

•	GAIL, Gas Authority of India Ltd, has hired Tractebel Engineering and its subsidiary TECPL for a comprehensive engineering mission to build a 140-km gas pipeline.

July 2004

Belgium

•	Fluxys LNG hired Tractebel Engineering for a project owner assistance assignment for the extension of the LNG terminal at Zeebrugge.

•	Replacement of the steam generators with a power increase at the Doel 2 nuclear power station (Electrabel) was a success. Tractebel Engineering was hired to coordinate the entire project.

Netherlands

•	NAM (Nederlandse Aardolie Maatschappij), the leading petroleum and natural gas company in the Netherlands, signed a contract with GTI for integrated maintenance activities for gas production and processing equipment in the Netherlands. This contract, worth roughly 100 million euros over five years, covers the supply of services and equipment to ensure management, engineering, maintenance and operational support of all NAM onshore equipment, except for the Groningen gas field (“Slochteren”).

New Caledonia

•	Endel obtained an order from Alstom Power Australia for roughly 20 million euros, covering assembly of mechanical equipment, frameworks, piping and electric equipment for the first 50-MW unit at Prony, intended for New Caledonian consumption. Tractebel Engineering assists the project owner.

France

•	Axima France won the contract for building the ST climatic engineering, plumbing and fire sprinkler system work packages for the future satellite building at Roissy – Charles-De-Gaulle Airport. The operation, called “Satellite S3”, was awarded by A.D.P. (Aéroports de Paris) and is worth more than 25 million euros.

August 2004

Netherlands

•	The organizer of the Betuweroute project entrusted Imtech and GTI with a mission for a total of close to 73 million euros, split 50-50 between the two companies. This project includes management, engineering and building of all steering, safety and communication technologies in the five Betuweroute tunnels. The Betuweroute is a two-track, 160-km rail link for freight transportation connecting Rotterdam and the European hinterland.

United Kingdom

•	Elyo Services Ltd concluded a management-maintenance contract for 406 retail stores and 12 services stations owned by the Somerfield company, located in southern England and Whales. Elyo Services Ltd will supply the following services: 24 hr service support and maintenance of sensitive systems, in particular lighting, ventilation, air conditioning, heating, firefighting services and landscape architecture. The contract is worth more than 27 million in revenues.

Switzerland

•	As part of the project to renovate the power station of the Hagenholz incinerator (Zurich), Caliqua AG (Basle), a subsidiary of Axima AG, has been awarded a 21 million euro contract by the city of Zurich to design, assemble and commission the electromechanical equipment of the new power plant.

September 2004

Belgium

•	Arcelor awarded Fabricom GTI the maintenance contract for its new steel mill, Carinox, in Charleroi (Belgium). This maintenance contract is worth several millions euros and is part of the long-standing partnership between Fabricom and Arcelor, mainly in France and Belgium. Committed through 2010, Fabricom will be directly involved in the construction of the stainless steel mill through the design of a maintenance plan that will determine the required performances and the improvement objectives.

Saudi Arabia

•	Tractebel Engineering won a framework contract spread over 4 years to overhaul the protection system of the entire high-voltage electricity transmission network operated by the Saudi Electricity Company.

October 2004

Italy

•	Elyo Italia won a 400 million euro contract to build and then manage for 15 years a cogeneration facility on the Michelin Italiana Spa site at Cuneo, in Piedmont. The contract covers the financing, design, building and then management of a 50-MW electric co-generation unit that will supply the electric and thermal energy required by the largest Michelin power plant in Italy. The investment, made entirely by Elyo Italia, totals 40 million euros.

New Caledonia

•	The company Prony Energies, owned 75% by Enercal and 25% by Elyo, launched the construction of a new 50-MW production power plant that will begin commercial operation in June 2007.

•	Extension of the production capacity from 50 to 100 MW was approved on October 29, 2004.

•	Prony Energies entrusted Tractebel Engineering with a second project owner assistance assignment for the second unit (50 MW) of the new coal-fired production power plant. The first assignment had been awarded in June 2004 for the first unit (50 MW).

Bahrain

•	Al Ezzel Power Company chose Tractebel Engineering for an owner assistance assignment for its combined cycle power plant (950 MW).

November 2004

France

•	The pool of Tractebel Development Engineering (a subsidiary of Tractebel Engineering), Setec, Italferr, Systra and SNCF won work package 1 for the functional studies of the Lyon-Turin rail link.

December 2004

France

•	Aventis chose Endel for the multi-year industrial maintenance contract for both its Paris region sites: Romainville and Vitry-sur-Seine.

•	Elyo was chosen by the GIP-DFT association – which encompasses the CEA, the Department of Isère, and SEM Minatec Entreprises – for the design, financing, operation and facilities management of the Technical Center of the Minatec Innovation business unit at Grenoble. The term of the contract is 18 months and it totals 90 million euros.

•	The investment made by Elyo for the Technical Center and related networks is 15.8 million euros.

•	For the first time in France, an innovation business unit, Minatec, chose an industrial firm, Elyo, to supply the technical fluids required for its activity: heat, cold, ultra pure water, compressed air, nitrogen, air treatment (in particular for clean rooms) and effluent treatment.

•	Tractebel Engineering – through its subsidiaries Coyne et Bellier, Tractebel Development Engineering and Technum – is participating in the studies for work package 2 of the Seine-Nord Europe Canal, as part of a pool of companies including the Compagnie Nationale du Rhône and landscape architect Michel Desvigne, for Voies Navigables de France.

Events since year-end:

January 2005

United States

•	SUEZ LNG NA signed an agreement protocol with Sempra LNG covering up to one third of the treatment capacity of Cameron, the 11-mtpa LNG reception terminal belonging to Sempra LNG. This project, located near Lake Charles, in Louisiana, is in the development phase and should be operational in 2008.

February 2005

France

•	The Board of Directors of the Société Hydro-Electrique du Midi (SHEM) approved the acquisition by Electrabel France of a 40% interest in the capital of SHEM.

Belgium

•	Distrigaz signed a major contract with RasGas (II) for the supply of 2.75 billion m3 of natural gas per year over a 20 year period. Distrigaz will import Qatari LNG to Zeebrugge starting in 2007.

Thailand

•	SEI announced its intention to go public with its Thai electric shares (Glow Energy) in the second quarter 2005.

LNG

•	SUEZ Global LNG signed an agreement protocol for the purchase of 2.5 mtpa of LNG from Yemen LNG starting end 2008.

France - Norway

•	Elyo won a utility delegation contract worth 122 million euros with the paper manufacturer Norske Skog in Golbey and met the development objectives for renewable energies in France.

4.2.4 DESCRIPTION OF ACTIVITIES AND THEIR REGULATORY ENVIRONMENT

SUEZ ENERGY EUROPE

Electricity production, transmission and distribution

Regulatory environment

The European directive of 1996 was replaced by directives 2003/54/EC (for electricity) and 2003/55/EC (for gas). In 2004, the two directives were being transposed into the national legislation of each member country.

The key differences hinge on the following main areas:

•	Deregulation for all non-residential customers starting July 1, 2004 at the latest, and for residential customers starting July 1, 2007 at the latest.

•	Legal unbundling of transmission and distribution activities from production and supply activities.

•	Creation of a national regulator in each member country.

•	Implementation of network rates approved and published by the national regulators.

•	Implementation of certain public service obligations (PSO): protection of vulnerable customers, designation of a default supplier, etc.

•	Introduction of tracking systems regarding supply safety and energy imports.

Given the entry into force of these two directives, July 2004 was a key step in the opening of the European electricity and gas market, in which Electrabel has continued to develop in 2004.

In the Netherlands, the market is completely liberalized.

In France (and in Italy), all non-residential customers are deregulated, which corresponds to a market open 70%.

In other countries (Germany, Spain), deregulation was already complete.

Generally speaking, Europe has undergone accelerated deregulation.

In Belgium, the existing institutional system had already taken steps to implement most of the measures required in the 2003 directives. For instance, transmission activities have been transferred to a separate structure (Elia). Thirty percent of the company’s shares have been sold by Electrabel and SPE to Publi-T (6). Various corporate governance measures have been implemented to ensure the independence of the transmission network manager. The producers SPE and Electrabel have also committed to limiting their interest in this Company to 30%. Forty percent of the capital of the transmission network manager will probably be listed on the exchange in 2005.

In 2004, Electrabel took a series of initiatives to improve the liquidity of the Belgian electricity generation market. The result was a production capacity available for third parties of up to 25% of the total Belgian capacity. A few illustrations:

•	the organization of virtual power plant (VPP) auctions for a 1,200 MW capacity;

•	the adaptation of nuclear agreements with EDF allowed the latter to have 480 MW of installed power on Belgian territory (reciprocity was granted to Electrabel on French territory).

On the wholesale market, the decision was made in 2004 to create an electricity exchange, “Belpex”, in collaboration with the APX exchanges in the Netherlands and Powernext in France, in order to bring the three markets together.

In terms of distribution, each region determines its own liberalization timetable completely independently, in accordance with the deadlines set by the directives. The Flemish electricity and natural gas market has been completely open since July 1st, 2003. The definitive timetable for the opening of the two other regions is not yet set.

The pool of mixed inter-municipal companies for electricity and gas transmission has been officially appointed distribution network -managers (DNM). In 2004, the competition authorities finalized approval of the takeover by the Electrabel Group of the supply to customers who have become eligible from mixed inter-municipal companies.

Electrabel played an active part in clarifying the Belgian electric and gas markets by creating the Electrabel Netten Vlaanderen subsidiary to operate the transmission networks in the Flemish region, and the Electrabel Customer Solutions subsidiary to supply customers becoming eligible. Moreover, Electrabel has accepted to gradually reduce its level of participation in network management activities over the coming years, by transferring to the associated municipalities an average of 30% of the capital of the inter-municipal companies in which it owns an interest.

Description of activities

Electrabel is a European producer of electricity and a supplier of natural gas, electricity, and energy commodities and services. It also does trading on the European energy markets. In Belgium, it operates electricity and natural gas networks, at the request of distribution network managers.

Electrabel is among the largest European utilities (7). In Europe, Electrabel’s strategy consists in maintaining its leading position in the Benelux market, and developing strong positions in France, Italy and the Iberian Peninsula, by taking advantage of growth opportunities offered by the deregulation of the energy market. Electrabel is also active, to a limited extent, in Germany, Poland and Hungary.

Electrabel is one of the founding members of the Amsterdam Power eXchange and Powernext, operator of the French power exchange. It engages in trading activities within this framework. Electrabel has also been present in the Spanish pool since 1998 and engages in trading (spot and day-ahead) in Germany, Switzerland and Austria.

In Belgium, the Group is building and operates cogeneration units at the sites of its industrial customers, which both optimizes their energy costs and ensures better compliance with environmental standards. These units offer better energy efficiency – by up to 85% with the simultaneous production of heat and electricity – and lower levels of carbon dioxide (CO2) emissions. Cogeneration units allow a long-term commercial relationship with industrial customers to be established, and improve the energy needs of urban cooling and heat production units.

Electrabel also develops a full range of energy commodities and services that meet the needs and expectations of its industrial and business customers. For the residential segment, the Company’s objective is that energy become synonymous with comfort. To succeed, Electrabel is developing a vast network of partners and charges competitive prices.

In the Netherlands, Electrabel is currently the largest electricity producer, through its subsidiary Electrabel Nederland, representing over 20% of the electricity market (8). In 2004, the decision was made to invest in five production units to extend their life.

In France, since July 1, 2004, the date that all business customers were liberalized, Electrabel become the second ranking energy supplier behind the historical operator. It operates under the name “Electrabel, SUEZ Group” and has a complementary generation facility that combines nuclear power (1,100 MW), hydraulic power (2,937 MW of basic hydraulic power, via the CNR, of which Electrabel is the leading shareholder with 49.95%) and 773 MW of peak hydro power (via SHEM, whose output Electrabel has been selling and which it has been operating since May 1, 2003).

In Italy, AceaElectrabel, the association of Acea and Electrabel, is the company in charge of sales and production activities. This association succeeded in acquiring Interpower (fourth ranking Italian producer) from Enel. It has since been renamed Tirreno Power. In Tuscany, Electrabel operates a cogeneration unit at Rosignano that supplies steam to Solvay and sells electricity on the market. In September 2004, the cornerstone of the future 370-MW GST power plant called “Roselectra” was laid. It is scheduled to be commissioned end 2006. Early 2005, the new Voghera power plant (370-MW gas-steam combined cycle power plant in Lombardy) will be commissioned. The commercial activities of AceaElectrabel are therefore supported by a diversified generation facility that is growing quickly.

On the Iberian market, which is theoretically 100% open to the competition, the import capacity situation requires local means of production. Construction of a gas steam combined cycle power plant with a power of 760 MW in Castelnou (Aragon) is in progress. Other projects are being studied to strengthen the local presence of the Company. They benefit from Electrabel expertise in electricity generation through gas technology. Furthermore, the Portuguese company Generg – owned 42.5% by Electrabel – currently manages a 40.6-MW wind energy facility and 33.2-MW of hydro-electric power plants. In 2005, 89 MW worth of new wind energy projects should be materialized.

Finally, Electrabel is also engaging in selective development in North-East Europe. In Germany, the Group’s sales generally concentrated in the regions of Saarbrücken and Gera, where Electrabel has production assets. In 2004, the Company signed a major contract with the Berlin Land for the supply of 640 GWh for two years. In Poland, the Company invested in its Polaniec power plant (1,654 MW) in biomass technology. One unit produces electricity exclusively from wood waste and residue for a power of 160 MW. In Hungary, Electrabel continued its restructuring program for the Dunanmenti power plant. Its production accounts for close to a quarter of the Hungarian output.

Installed capacity (a) and sales

	Sales 2004		Installed capacity as of 31/12/2004		Capacity under construction
	GWh	%	MW Net	%	MW Net	%
Belgium	75,988.1	52.4	12,976.2	49.3	208.0	8.7
Europe excl.-Belgium	69,071.3	47.6	13,335.7	50.7	2,193.0	91.3

Total	145,059.4	100.0	26,311.9	100.0	2,401.0	100.0

(a)	The installed capacity corresponds to 100% of the power of the plants in the consolidation perimeter (matching, proportional integration and global integration). Therefore the installed capacities do not include the capacities of SHEM (773 MW), Chooz (650 MW) or Tricastin (457.6 MW).

Gas transport and distribution

Regulatory environment

European Union directive 98/30 of June 22, 1998, relating to common rules for the internal natural gas market, was an important step in the deregulation of this market in Europe. The main objective of this directive is to ensure that the European natural gas market is gradually deregulated, offering certain buyers (“eligible customers”) the opportunity to sign supply contracts with the producers or suppliers of their choice and gain access to the transmission infrastructure for this purpose. EU regulations required a minimum eligibility for this market of 20-30% as of August 10, 2000, a threshold finally raised to between 33% and 43% by 2008.

This first directive was incorporated into Belgian law in 1999 and 2001 through amendments made to the 1965 gas act. The new legislative environment provides for access by third parties to the natural gas transmission network based on tariffs approved in advance by the regulatory authorities. As part of the implementation of the gas act, a code of conduct was prepared in April 2003 defining the rights and obligations of the transport company and users of the network and the main conditions for accessing the transmission, storage and LNG infrastructures in December 2004.

The second 2003/55 EC gas directive was adopted on June 26, 2003. It repeals the 1998 directive. It accelerates deregulation by providing that member States must ensure the eligibility:

a) of all non-residential customers by July 1, 2004;

b) of all customers by July 1, 2007.

It defines certain obligations for firms designated as operators of the transportation or distribution network in terms of legal, functional, and accounting separation. The directive promotes minimum regulations for network access (and also provides for an optional special regime for network access for new infrastructures).

It should have been transposed to the national legislations before July 2004. In Belgium, the transposition was not yet completed as of December 31, 2004.

In the legal and regulatory framework in force in Belgium, a regulated rate system applies to natural gas transmission, storage and LNG terminalling services. After transposition of the European directive, a multi-year rate system will be used by everyone.

In anticipation of this system, a change had already been made to the Belgian gas law on August 12, 2003. This change allowed the adoption of multi-year rates and a fair commercial margin calculated specifically for all new infrastructures of national or European interest that are required for the long-term development of natural gas transmission companies. The possibility of applying multi-year rates is especially important for the development of the transit business and LNG terminalling services, which are mainly offered in long-term contracts in order to cover the investment risk.

Moreover, transposition of the second gas directive goes hand in hand with a process for appointing a single manager of the transmission, storage and LNG infrastructures, which in turn goes hand in hand with stronger corporate governance rules to ensure the independence of the network operator. At this point, Fluxys is the only company that can meet the criteria stipulated by the law.

New contracts in the transit business will also be regulated.

The liberalization of the gas market reached a new milestone on July 1, 2004 with the extension of eligibility to business customers in the Brussels-Capital Region and the Walloon Region.

In practice, these regulatory changes will increase the level of openness of the Belgian market, which rose from approximately 83% on July 1, 2003 to 90% on July 1, 2004.

In France, in accordance with the principles of the second gas directive, all non-residential customers have been eligible since July 1, 2004.

Description of activities

The Group is Belgium’s largest supplier of natural gas through Distrigaz and Electrabel’s holdings in the mixed inter-municipal companies. In Belgium, the transport network, operated by Fluxys, consists of 3,700 kilometers of pipeline, 80% of which are high-pressure lines.

As with electricity, the regional governments would like Electrabel to reduce its stakes in the inter-municipal gas distribution companies to a minority interest.

In Belgium, since year-end 2001, the Group has been conducting gas activities (excluding distribution) through two legally separate companies: Fluxys and Distrigaz.

Fluxys

•	Fluxys is the independent operator of the natural gas transmission infrastructure in Belgium. Its main business is the operation, maintenance and development of its integrated gas transmission infrastructure, the LNG terminal and storage facilities in Zeebrugge and Loenhout. Fluxys’ network is ideally placed at the center of the continental shelf, and is well interconnected, so that it provides access to the main sources of gas production in Europe and to the principal gas-consuming countries in North-West Europe.

As part of the regulated access to its infrastructures, Fluxys sells transmission and storage capacities allowing third parties to supply natural gas to Belgian consumers. In addition to its transmission services, Fluxys offers transit services on the primary market. These services concern the border-to-border transit of natural gas. Natural gas transiting over the Belgian network is carried to the Netherlands, Germany, France, Spain, Italy and the United Kingdom. The transit capacity reserved over the long-term is roughly 48 billion m3/year, i.e. close to three times the volumes carried for Belgian consumption. Fluxys is a shareholder in the BBL, a pipeline under construction connecting Balgzand (Netherlands) and Bacton (United Kingdom).

•	Fluxys LNG, a Fluxys subsidiary, owns and operates the Zeebrugge LNG terminal and sells its terminalling capacities and ancillary services. The Fluxys LNG terminal at Zeebrugge currently has a maximum capacity of 4.5 billion m3 per year. Since it was commissioned in 1987, the terminal has unloaded more than 870 LNG carriers. Fluxys LNG uses the cogeneration process to improve the rational use of energy in the electricity generation units. It uses waste heat to regasify the LNG. This whole forms a system that allows cost savings compared to the separate production of steam and electricity. A project to expand the facilities and double its capacity by 2006/2007 is in progress.

•	Huberator, a Fluxys subsidiary, operates the Zeebrugge hub, which is the main international short-term market for gas in Europe. Through the services offered by Huberator, customers are guaranteed that the volumes of gas they buy or sell are effectively available at the hub for trading or future transmission.

Distrigaz

Distrigaz is an energy trading company, whose principal activity is buying and selling natural gas in Europe. Distrigaz also markets the international transport capacity that it owns or has contracted (transit contracts, Interconnector capacity, the undersea gas pipeline between Belgium and the United Kingdom, and LNG shipping capacity). Based on its natural gas supply portfolio, its business includes the following: sales of natural gas in Belgium and elsewhere in Europe (as well as LNG in other markets); arbitrage trading on natural gas spot markets; management of natural gas transit contracts in Belgium (border to border capacity); marketing of transport and storage capacity outside Belgium; and LNG shipping.

In 2004, Distrigaz sold 266.7 TWh of natural gas; 62.4% of this volume was sold in Belgium and 37.6% on spot markets or to international customers, mainly in Europe.

The customer profile is described in the following table:

	Sales of natural gas				Allocation of sales
(in 1,000 MWh)	2004	2003		2004/2003	2004
Public distribution	71,726	75,977		-5.6%	27%
Direct industrial customers	51,063	50,962		+0.2%	19%
Electricity production	43,719	44,382		-1.5%	16%
Sales exc. Belgium and arbitrage trading	100,226	82,279	(a)	+21.8%	38%

Total	266,734	253,599	(a)	+5.2%	100%

Total in Gm³ (1 Nm³ = 0.01163 MWh)	22.9	21.8	(a)

(a)	Sales excluding Belgium and arbitrage trading in 2003 were adjusted based on the change in accounting rules application in order to take account of netting on certain operations.

SUEZ ENERGY INTERNATIONAL

Electricity – installed capacity and sales

	Sales 2004 (a)		Installed capacity in MW at 31.12.2004		Capacity under construction
	TWh	%	MW Net	%	MW Net	%
North America	24.4	24.6	4,249.1	22.7	1,516.2	42.3
South America	51.3	51.9	10,207.3	54.7	446.6	12.4
Asia and Middle East	23.2	23.5	4,217.9	22.6	1,625.7	45.3

Total	98.9	100.0	18,674.3	100.0	3,588.5	100.0

(a)	Electricity sales accounted for 100% of the sales of companies within the scope of consolidation (adjusted to equivalent, proportionate consolidation and full consolidation).

Gas – installed capacity and sales

	Sales 2004 (a)		Customer portfolio
	Gm3%		Nombre	%
North America	7.416	60.0	98,325	7.9
South America	3.353	27.1	483,792	38.9
Asia and Middle East	1.121	9.1	660,854	53.2
LNG Region	0.470	3.8	—	—

Total	12.360	100.0	1,242,971	100.0

(a)	Gas sales accounted for 100% of the sales of companies in the scope of consolidation (adjusted to equivalent, proportionate consolidation and full consolidation). Gas volumes carried by our two transmission networks Gasoducto NorAndino and TGP were not accounted for. Reminder: Sembgas (3.11 Gm3 in sales in 2003) was sold in December 2003.

North America

In North America, SUEZ Energy North America incorporates SEI activities carried out through several energy companies operating within an integrated value chain, ranging from fuels (natural gas, oil and coal) to direct sales of electricity for commercial and industrial customers, including the production of electricity and wholesale electricity activities. These companies are SUEZ LNG NA SUEZ Energy Generation NA, SUEZ Energy Development NA, SUEZ Energy Marketing NA, SUEZ Energy Services NA and Tractebel de Mexico (TMEX).

SUEZ LNG NA operates the LNG regasification terminal at Everett (Massachusetts) and holds all capacity and related rights. SUEZ LNG NA also holds capacity rights for the Cove Point (Maryland) terminal, which was reactivated and resumed its commercial supplies of LNG in August 2003. Through these two terminals, SUEZ LNG NA imports natural gas in North America for resale to electricity producers, wholesalers, or local distributors.

SUEZ Energy NA, Florida Power and Light Group Resources (FPLGR), and El Paso Corporation announced on December 14, 2004 that they had executed agreements to combine their development efforts in the Bahamas and Florida on LNG regasification and transport projects to bring gas into the Florida market. Sailfish Marketing Co., the new marketing joint venture did provide a proposal to the Florida Power and Light Company outstanding request for proposals to bring LNG supplies to Florida.

Excluding the Trigen District Heating and Cooling Assets covered by the purchase and sale agreement with Thermal North America, Inc. SUEZ Energy Generation NA operates 46 electricity plants, the production from which is sold to distribution or manufacturing companies under power purchasing agreements (PPA) or as merchant on the wholesale market.

SUEZ Energy Development NA is developing projects that are financed long-term and transferred to SUEZ Energy Generation NA or SUEZ LNG NA for operation, depending upon the nature of the investment. The largest of SUEZ Energy Development NA’s current activities include the completion of two power plants with total net capacity of 1,492 MW as well as development projects for LNG regasification terminals.

SUEZ Energy Marketing NA consolidates the management of all raw material and credit risks for North America. For this purpose, it provides risk hedging services for all other operating entities.

SUEZ Energy Services NA is licensed to operate in ten states (Texas, New York, New Jersey, Massachusetts, Maryland, Maine, Pennsylvania, Ohio, Rhode Island and Connecticut) and sells electricity to commercial and industrial customers in seven states (Texas, New Jersey, Massachusetts, New York, Maryland, Maine and Pennsylvania). SUEZ Energy Services NA offers an additional channel for the marketing of electricity produced by dealer facilities. As of 31 December, 2004, the Company held contracts with a total estimated revenue of US$ 903 million, estimated margin of US$ 32 million, and sales volume equal to 15.3 TWh

TMEX, in Mexico, operates three local regulated natural gas distribution companies, as well as a limited number of electricity production projects.

For SUEZ Energy North America’s activities, the attractiveness of the commercial environment depends to a large extent on the region and sector. In the case of natural gas, because wholesale markets have been deregulated for some time now in North America, SUEZ Energy North America is able to operate there under equitable competitive conditions.

Regarding electricity, the differences are much greater from one region to the next. In regions such as Pennsylvania, New Jersey and Maryland (PJM), New York (NYPP) and Texas (ERCOT), the deregulation of wholesale and retail electricity sales is quite advanced and is being continued. The level of spark spreads and attractiveness of merchant power operations in these regions has been improving from the very difficult market conditions following the Enron bankruptcy. These are regions where SUEZ Energy Generation NA and SUEZ Energy Services NA are active and well positioned. In other regions, such as the Western and Southeastern United States, the rate of deregulation is considerably slower, or even stagnant with the result that the timing of recovery in the merchant power sector is unclear.

South America

In South America, the regulatory environment and status of market deregulation varies by country.

In this region, SEI’s main positions are concentrated in Brazil, with some facilities in Chile, Peru and Argentina.

In Brazil, privatization has come to a standstill, with 80% of production still in the hands of the State.

Tractebel Energia (TBLE), in which SEI holds 78.30%, is the largest private power producer in Brazil, with 6,771 MW of installed capacity (9). The Company sells its electricity primarily through long-term contracts (between 2 and 15 years) to distributors and industrial customers.

The bases for a new model for the electricity market were published in December 2003. The new model had its initial test in December 2004 with the first “Old Energy Auctions”. An average of 17,000 MW was sold in the auctions with the federal generation companies as main players. Since already largely contracted, TBLE sold only 10 MW during the “Old Energy Auction”.

SEI also maintains a significant presence on the Chilean market, where (in association with its local partners), it is one of the largest operators, along with Colbun (29.21% interest), the second largest electricity producer in the SIC network (center of Chile) with 1,526 installed MW, Electroandina (33.25% interest), the largest producer in the SING network (northern Chile) with 915 installed MW, and Edelnor (27.38% interest), the third-largest producer in the SING network, with 658 MW (10).

The gas crisis which occurred in Argentina in 2004 affected our Chilean activities. The Argentinean government has chosen a 1 on 1 approach with gas producers, resulting in individual commitments regarding gas availability. These agreements provide for a secure local supply while restricting exports to the 2003 levels and the application of “interruptible” clauses for industrial contracts. This approach makes planning and crisis management extremely complex for the sector players (gas and power in Argentina, power in Chile). SEI expects to be faced with unpredictable supply conditions, based on weather and non-systematic decisions from the Argentinean side.

In general terms, the SIC (south and central electric system in Chile) is less affected by the crisis. Still, Colbun has been hit by the gas curtailments, mainly because of its dependance on interruptible supply.

The company Gasoducto Norandino, which is 84.7% owned by SEI, also holds and operates a gas pipeline designed to import 3.22 billion m3 of natural gas per year, primarily intended for electricity production, from Argentina to northern Chile. EGI SEI also has a small distribution company called Distrinor, supported by Norandino and focused on industrial demand.

The Chile regulatory environment has remained relatively stable since its implementation in 1982. The electricity sector has been completely privatized.

The regulatory changes introduced in early 2004 were mainly focused on clarifying the Transmission part of the industry. The “Ley Corta” as it is called locally, assures the transmission payments as it clearly defines the allocation of transmission costs.

In Argentina, SEI is present through Litoral Gas, one of the country’s four largest gas distribution companies (11), in which it holds 64.16%, and Energy Consulting Services, an energy consulting and sales company in which it holds 46.67%.

In Peru, Enersur, which is 78.95% held by SEI, was the fourth-largest electricity producer in 2004, with 338 MW in operation (12). The Company operates two thermal plants and holds exclusive usage rights for the Yuncan hydro plant (130 MW) under construction.

Asia and the Middle East

In Asia and the Middle East, SEI’s main presence is in Thailand, South Korea, the Persian Gulf Cooperating Countries and Turkey.

In Thailand, the planned deregulation of the electricity industry has been subject to critical analysis, particularly since the problems encountered in California and the recent blackouts in the United States and Europe. Instead of a complete un-bundling and deregulation of the electricity sector, Thailand decided to remain within a regulated monopoly and single buyer model, with privatizations planned in Government-owned enterprises in generation and in distribution, and further private participation in new generation investments. A new independent regulatory body was established to oversee the industry. Existing private electricity producers – including SEI – continue to sell their production to industrial customers and EGAT within the framework of the old IPP (13) and SPP (14) systems. The Government corporatized EGAT, the integrated generator-single buyer-transmission company, and proposed to list it on the Thailand Stock exchange, but facing strong opposition from labor unions agreed to reconsider the form of planned partial privatization.

Through Glow Energy (99.14% owned, with 1,704 MW, including 1,630 MW installed and 74 MW under construction) SEI produces and supplies electricity, steam and treated water to approximately 30 large industrial customers in the Map Ta Phut region. Moreover, the majority of electricity produced is sold under a long-term contract to EGAT, the state-owned company. SEI also owns 69.80% of the Houay Ho project, a 153 MW hydro plant in Laos that also sells its production under a long-term contract to EGAT.

SEI also holds a 40% interest in PTTNGD Co., Ltd., which distributes natural gas to industrial customers in greater Bangkok. The Company is 58% owned by PTT PCL, the national oil, gas and petrochemical company of Thailand.

In South Korea, deregulation of the electricity and gas sector has not moved forward in 2004. In this country, SEI holds a 75% stake in Hanjin City Gas, a regulated natural gas distribution company that operates in its concession region, i.e., the northern metropolitan districts of Seoul and the province of Kyunggi.

SEI is present in the Gulf Cooperation Countries with 32.81% of UPC, a 288 MW plant in Oman, and 20% of Taweelah A1, a desalination plant that produces 1,360 MW of electricity and 385,000 m3•/•day of desalinated water. In July, 2004 two consortia, in which SEI participates, where awarded significant new contracts. In Oman, a consortium in which SEI holds a 50% interest, was awarded the contract to build, own and operate a 586 MW and 33 million Imperial Gallon•/•day (150,000 m3) facility over a 15 year firm contract. The planned commissioning of the Sohar project is in 2006-7. In Bahrain, a consortium in which SEI holds 45% was awarded a contract to build, own and operate a 966 MW facility, to supply electricity to the government under a 20-year firm supply contract. The Al Ezzel project in Bahrain is scheduled to deliver first power in 2006.

SEI also holds a 95% interest in a 763 MW combined-cycle plant at Baymina, Turkey.

LNG

LNG operations consist of transporting natural gas from producer countries to importer countries, using an infrastructure and ships specially designed for this purpose. This international trading is not subject to national regulation until it touches land.

SUEZ Global LNG, a wholly-owned subsidiary of SEI based in Luxembourg and London, is responsible for the following:

•	executing all of SEI’s short-term LNG trading activities throughout the world;

•	coordinating SEI’s fleet of LNG ships;

•	coordinating LNG supply negotiation for the SUEZ Group;

•	promoting the development of new long-term LNG ventures; and

•	holding all SEI interests in liquefaction projects.

Existing facilities and LNG regasification development projects, as well as their respective long-term LNG supply agreements, come under the SEI regional entities. For example, the Everett regasification plant, near Boston, belongs to SUEZ Energy North America.

As of 31 December 2004, SEI operates five LNG ships, with total capacity of 626,000 m3.

In Trinidad and Tobago, SUEZ Global LNG holds a 10% interest in Atlantic LNG 1, which owns and operates one of the three existing liquefaction trains, with a production capacity of 3.3 million tons of LNG per year. Atlantic LNG 1 shareholders also own the rights and related privileges to future expansions of liquefaction trains, but only up to a possible sixth train. SEI is not a co-investor in lines 2, 3 and 4.

SUEZ ENERGY SERVICES

Fabricom

Fabricom designs, builds and ensures maintenance for electric, mechanical and climatic engineering facilities for industry, the tertiary sector, buildings, and large infrastructure works. It also provides services related to these activities. Fabricom offers its solutions and services mainly to three sectors: the industrial sector, the tertiary & construction sector, and the infrastructures sector.

Fabricom combines the vitality and flexibility of a dense proximity network consisting of more than 750 facilities with the qualities of a solutions integrator and a large project manager. Its business covers specialties that build on the know-how of its teams in areas with high added value.

•	In proximity businesses, the entrepreneurial culture translates into customer service delivered close to their facilities and needs, bolstered by access to the strength of a European network and the complementarity of its range of services.

•	In specialty businesses, development is driven by proficiency in the basic technologies, in order to offer cutting-edge development and to accompany customers through their own technological development.

•	Lastly, for large projects, which are mostly international and in chemistry/petrochemistry and the petroleum and gas sectors, Fabricom implements a specific methodology for both project management and contractual issues using specialized, multilingual teams.

Project management and pricing remain key elements of Fabricom’s business. Strict monitoring of the proposals, costs and contractual issues in progress determine the final profitability of each project.

Elyo/Axima Services

Elyo specializes in energy services. It was born out of the concept of public-private partnerships and outsourcing. It offers a wide range of customers – businesses, local authorities, and residential site managers – a set of effective and innovative solutions.

Elyo designs and implements long-term solutions that contribute to protecting the environment:

•	management of local energy networks;

•	management of energies and utilities required for industrial processes;

•	management and maintenance of thermal and technical equipment;

•	facilities management.

Elyo therefore manages energy services for more than 77 million m2 and 1.2 million dwellings. The installed thermal capacity is 11.6 GWth through urban heating and cooling networks.

Over the past few years, Elyo has developed many cogeneration projects in France and the rest of Europe, and operates gas turbines, gas engines and steam turbines on 156 industrial sites, hospitals and heat networks, generating a total of 1,282 MW of electricity.

Elyo is also involved in electricity generation and distribution in the Pacific and Africa.

With its integrator positioning and its proximity relations, Elyo plans to take advantage of the development opportunities available in cost management optimization, refocusing of companies on their core business, the opening of the energy markets, and the need to deal with environmental constraints.

Axima Services comprises a set of companies that focus on:

•	long-term technical management and maintenance of technical facilities;

•	facilities management.

Axima Services provides answers to the needs existing in the sectors where it is active. In additional to conventional techniques, Axima Services has extended its services to techniques that are more specifically geared towards airports, sports and recreation, and health care.

Engineering

For more than 100 years, Tractebel Engineering has dedicated its experience, skills and spirit of innovation to serve private and public companies, and national and international institutions.

Its mission is to help its customers reach their competitiveness, reliability and safety objectives. To do this, it develops innovative technological solutions that combine technical performance and cost savings, thanks to its multidisciplinary approach and its experience in operational support.

Over the years, it has emerged as a strong partner for engineering and computer services in the following areas:

•	electricity: electricity generation (including nuclear) and transmission;

•	gas and industry: gas storage, transmission and treatment, decentralized production of energy and service fluids;

•	infrastructure: transportation infrastructures (rail and water), dams, buildings and complex structures.

An international firm, Tractebel Engineering leans on a broadly decentralized organization, with subsidiaries and operational bases in more than 20 countries spanning 5 continents. With this network, it is close to its customers and can share its in-depth knowledge of the specific aspects of their markets.

4.2.5 MARKETs AND COMPETITION

Production and marketing of electric power and marketing of natural gas are highly competitive sectors in Europe and the United States. By contrast, activities that constitute natural monopolies, such as the transmission of electricity and, to a certain extent, natural gas, are tightly regulated. Elsewhere in the world, with only a few exceptions, markets are less open to competition and the international players operate in more regulated environments or under long-term contracts.

In Europe, the main competitors of Electrabel and Distrigaz on the markets open to competition are: in electricity, the German firms E.ON and RWE, the French company EDF and the Italian firm ENEL; in gas, large trading companies such as Ruhrgas, Gasunie and Gaz de France. New competitors are emerging, such as large European gas producers or actors specialized in sales such as the British company Centrica (which has gained a foothold on the Belgian market). In addition, the exclusivity enjoyed by Fluxys to build and operate Belgian gas infrastructures ended in 1999. Competitors can now build and operate direct lines in Belgium.

The Group is also engaged in a policy to develop LNG activities. With SUEZ LNG NA and Fluxys, SUEZ is the only Group to have LNG terminals on both sides of the Atlantic, plus an interest in the liquefaction plant in Trinidad, which gives it good arbitrage capacity. SUEZ believes that this gas segment is destined to grow quickly, particularly because of the reduction in gas resources in the United States and ongoing improvements in technology.

In certain regions of the United States, the electricity markets currently suffer from excess supply increased by the slowing of the deregulation process. The current gas-electricity differentials (spark spreads) are too small in some regions for dealer production to earn adequate returns on capital in the short term sales on the spot market. In the medium term, it is unclear whether or not capacity surpluses in some regions will be absorbed by market demand growth and the closing of obsolete plants.

While a resurgence of electricity generation using coal and nuclear power could constitute an additional threat for the long-term profitability of combined cycle power plants against a backdrop of high gas prices, the political and environmental issues tied to these fuels are obstacles that will be difficult to overcome. Nuclear still has the bad reputation it gained in the 1970’s, and technological change in light of high gas prices could be an enabler for integrated coal gasification, which could be positive for the combined cycle technology.

Energy demand in most South American countries has been steadily growing in 2004. Reserve margins have declined in all Southern Cone markets except in Brazil where the current spot prices are still low.

In general terms, prices are rising based on fuels evolution but the specifics in each markets differ significantly. The Pacific Axis (Chile, Peru) remains more orthodox and prices tend to follow the hydrology conditions, the fuels evolution, and the new expansion costs and associated technologies associated. In the Atlantic (Brazil, Argentina), authorities facing tight macroeconomic restrictions have tried (successfully) to limit tariff increases. Focus has been given to preventing or postponing hikes at least for the pre-existing operations. Complex specific regulations are set in order to induce•/•stimulate new expansions.

In Asia and the Middle East, most countries have stayed within various forms of regulated electricity and gas markets involving a central utility as a single customer for independent power producers. Certain countries, like China and India have taken first steps to unbundle the industry, but transparent rules leading to full and fair competition are not in place yet. Although the increase in energy demand in this region is generally high, viable investment opportunities are mostly limited in the short term for foreign investors and concern primarily new independent water and power projects in the Middle East, and new power projects in Southeast Asia over the next two years.

Since SEI is a diversified company active in many countries and segments of the electricity and gas value chain, its competitors are as numerous as they are varied, and often include local public enterprises and domestic operators. International operators – such as AES, Endesa, International Power and EDF – are certainly also competitors in several countries, but they are fewer in number in recent years, as many have filed for bankruptcy or refocused on their respective historical markets, often as a result of problems relating to residential electricity distribution, a segment in which SEI is not present.

Oil and gas companies such as Exxon-Mobil, Shell, BP, Total and BG Group have become important LNG competitors in the Atlantic Basin.

For Fabricom’s activities, the main markets are still France, Belgium and the Netherlands, with a significant presence in Great Britain, Norway, Germany, Switzerland, Austria, Luxembourg and Spain.

In its businesses, Fabricom offers a geographic European positioning allowing it to rival its main competitors and serve its multinational customers.

Whether in infrastructure, with approximately 20% of its activity, industry, with roughly 50% of its activity, or the tertiary sector, with approximately 30% of its activity, Fabricom uses the diversity and complementarity of its businesses to maintain and develop its growth in the specific competitive environment of each of these sectors and their projects.

The operational entities of Fabricom use their project references to develop their portfolio of first-rate customers and compete with their competitors, including AMEC-Spie, VINCI Energies, Cegelec and Imtech.

The markets where Fabricom does its business are characterized by a tendency to outsource, a shift in customer focus to their basic skills, and a demand for services with added value. As for its installation activities, development – especially for large projects – remains dependent on the economic situation and its effects on investments in the three sectors: industrial, tertiary and infrastructures.

In the energy services sector, the main competitors of Elyo and Axima Services in Belgium, France, Italy and Great Britain are Dalkia, a subsidiary of Veolia Environnement and Electricité de France, and Cofathec (a Gaz de France subsidiary).

On the cogeneration segment, Dalkia and RWE Solutions are among their most active competitors.

4.2.6 ENVIRONMENTAL POLICY

SUEZ takes measures to reduce the direct impact of electricity generation, energy services and gas activities on the environment. The Group is implementing a sustainable development management designed, among other objectives, to reduce the financial risk related to environmental management. Furthermore, compliance with national and European laws remains a constant objective.

Climatic change

The risks and opportunities tied to climatic change and the carbon constraint being applied increasingly to the activities of SUEZ’s Energy business line are explained in the “Environmental Policy” section (Section 4.5) in this document. We mention here a few significant initiatives undertaken by the Energy business line to illustrate the Group’s policy in this area.

For instance, Electrabel Nederland signed two voluntary agreements (covenants) with the Dutch administration: one requires Electrabel Nederland N.V. (as operator of a coal-fired thermal power station), to meet the objective of a total annual reduction of 0.466 million tons between 2008 and 2012; the other requires all Dutch electricity producers to rank among the top 10% worldwide in terms of energy efficiency by 2012. In 2004, the Dutch authorities announced that this covenant no longer applies to facilities in sectors covered by the SEQEN directive, among which Electrabel Nederland’s power plants.

For Electrabel Deutschland, in addition to the improvements already made in 1996, it is transforming a cogeneration facility in Saarbrücken into a combined cycle gas-steam turbine system (GST-CHP).

In Poland and Hungary, several projects (cogeneration, biomass, alternative fuels, and energy efficiency) are currently being studied in order to decrease the emissions of the Group’s electric power plants.

In Belgium, industrial commissioning of the Zandvliet GST power plant (385 MW in a 50-50 partnership with RWE) is scheduled for mid-2005. Furthermore, the use of biomass is favored, usually in generation combined with coal. Electrabel has increased the number of research programs in this field the past few years. Today, their fruit can be seen in several power plants. Since the spring of 2004, Awirs 4 is exclusively supplied with wood burning pellets and generates 80 MW.

In addition, in mid-July 2004, the largest wind farm in Belgium was inaugurated in Hoogstraten. These six new 2-M W generators raise Electrabel’s total wind energy output in Belgium to 42 MW, of which 15 through partnerships. Moreover, applications for permits have been made for another 100 MW.

Only half of Elyo’s energy production comes from conventional sources, and then mainly from natural gas. The other half comes from cogeneration, lethal energy recovery, and renewable energies. This energy combo, with its growing share of renewable energies, allows minimized consumption of fossil energy, and greatly reduces emissions compared to conventional technologies.

The Electrabel Trading Division, which specializes in the gas and electricity markets, enhanced its knowledge and the Group’s experience, and greatly developed its experience in emissions trading, making a growing number of transactions on the emerging CO2 market. This helped to establish Electrabel’s global position in emission rights, though the current regulatory uncertainty makes it impossible to have a clear and definitive idea of the quota deficit the Group will have to deal with.

In terms of the learning process (learning by doing), Electrabel actively participated in emissions trading simulations in the Eurelectric association, and in the activities of the European Commission expert group on emissions trading. Furthermore, SUEZ-TRACTEBEL is an active member of the International Emissions Trading Association, which comprises the most proactive companies in the field, thereby taking advantage of important operational information exchanges and the fact that the association’s opinion is highly respected by international authorities.

Early 2004, following an international call for tenders, the European Commission chose Trasys to develop a central software system for the European Union emission quota trading system. European Commission and Trasys experts, assisted by Tractebel Engineering experts, collaborated to develop the Community International Transactions Log (CITL), the core of the exchange system. The CITL is an electronic database that records delivery, transfer and cancellation of emission quotas in the European Union and checks whether the transactions are compliant with European legislation in terms of emission quota trading. The CITL got a positive reception at the Conference on Climatic Change held in Buenos Aires in December 2004. The CITL has been operational since January 1, 2005, the date initially set by European legislation in emission quota trading.

Electrabel invested US$ 5 million in the World Bank’s Carbon Prototype Fund, and will chair its investors’ committee for the third straight year (six governments and 17 private corporations). In 2004, the Fund continued to select projects in developing countries and in Central and Eastern Europe. A tremendous stride was made with the first Chinese projects as part of the Clean Development Mechanism (CDM). Despite delays due to the difficulty in preparing such innovative projects, saved emission purchase contracts will total 160 million dollars in June 2005, thus completing the first phase of the fund (prospecting and development) with a portfolio of some 35 projects. In four years, the fund will have examined more than 400 projects to build this portfolio, which is diversified in terms of technologies used, gases targeted, and geographic distribution. The experience acquired in the development of projects to combat climatic change is capitalized and redistributed in the subsidiaries to allow them to launch their own projects and thereby facilitate the detection of investment opportunities. Several persons in the Group also followed specialized training programs at the Carbon Finance Unit of the World Bank in Washington. .

Except for Canada, SEI is only active in the countries not included in Appendix 1 of the Kyoto Protocol, or in countries in Appendix 1 which refused to ratify the Protocol, and which are therefore not required to reduce their greenhouse gas emissions. It follows that in the foreseeable future, SEI’s subsidiaries will not be faced with regulatory constraints on greenhouse gas emissions (except for the West Windsor power plant in Canada, which is a 112-MW gas cogeneration facility).

The knowledge gained at Group level on flexibility mechanisms allows SEI’s subsidiaries to design and document projects for preparing their integration in CDM, while remaining close to their core skills. SEI is therefore quite ready to seize opportunities on this still immature market. A hydraulic project in Chile and a biomass cogeneration project in Brazil are already under way, and other concepts are being prepared. As for Electrabel, it is testing the institutional procedures for Joint Implementation (JI) projects, using a coal and biomass co-combustion project in Poland.

One of the critical phases of the profitability evaluation for CMD or JI projects hinges on establishing the basis according to which emission reductions will be measured. Aware of this issue, Tractebel Engineering has developed skills and experience that allow it to offer the Group and its customers solid expertise in this area.

Nuclear Power

The two Belgian nuclear sites have very high reliability and provide more than 55.5% of electricity production in Belgium. This production, compared to the best technologies based on natural gas, makes it possible each year to avoid 20 million tons of CO2 emissions from plants, and thus contributes to reducing greenhouse gas emissions. A regular reduction in volumes of waste with low and moderate radioactivity has been recorded. In fact, in terms of produced kWh, the volume of waste in 2004 was half that in 1998. This is result of constant technical and management efforts.

The related liquid and gas emissions remain well below authorized limits.

Following the government’s 1999 accord, a law was adopted in January 2003 addressing the progressive withdrawal of nuclear energy from electricity production. This plan essentially calls for the deactivation of nuclear stations 40 years after they are commissioned, as long as replacement solutions are available, and prohibits the creation or operation of new units. Nevertheless, in the case of an act of God affecting the security of supplies, the government is authorized to make certain exceptions. Under this law, the first decommissioning would take place in 2015.

The fuel used by Electrabel’s nuclear power stations is primarily enriched uranium, although in certain cases, a mixture of uranium oxide and plutonium oxide is used. All power plant supplies are handled by Synatom, a company owned by Electrabel, in which the Belgian government owns a “golden share”. The “golden share” allows the government to oppose any decision deemed contrary to national interest, and to be represented on the Board of Directors, on which the Belgian state has two members. Synatom is supplied through long-term contracts with several foreign suppliers.

The downstream segment of the nuclear fuel cycle represents all operations related to this fuel after its use in a nuclear reactor. The costs involved in this portion of the cycle are and will be covered by provisions funded within Synatom. These provisions, which totaled approximately 2,7 billion euros at year-end 2004, are governed by the law of April 11, 2003.

Through its ongoing assistance to Electrabel, Tractebel Engineering is helping to improve the operational performance of the Doel and Tihange nuclear power plants (optimization of operating point, reduction of specific uranium consumption, etc.).

Furthermore, Tractebel Engineering is actively participating in improving the environmental impact of the nuclear industry in several countries: preparation of shutdown and dismantling of Ignalina power plant (Lithuania), which includes treatment/safe conditioning of process waste, and supply of a treatment/conditioning facility for process liquid waste that is currently stored at the Chernobyl power plant site (Ukraine).

Access To Renewable Energy Sources

We are continuing to develop our access to renewable energy sources. Electrabel’s strategy demonstrates its strong commitment to reducing CO2 emissions, within the framework of the Kyoto protocol and European rules relating to reducing emissions of greenhouse gases.

The share of hydraulic energy in its overall production facilities, and the growing share of other renewable energies allows the Group to combine ambitious environmental objectives with a high level of performance.

Electrabel is making a special effort to adapt certain traditional plants to production based on biomass: major plans are now either completed – as in 2004 in Poland (Polaniec) – in progress, or under study. Furthermore, the number of wind farms and wind projects is growing. In this area, in addition to projects in France (in partnership with the CNR (15), on the Iberian peninsula and in Italy (in partnership with Gamesa), and the commissioning of two wind farms in the Generg (16) program in Portugal, 12 MW were commissioned in Belgium in 2004. Other projects are under construction or being examined by the administrative authorities, targeting an installed power of approximately 100 MW.

On the other hand, the development of a wind farm in the North Sea, although authorized by the previous Belgian government, was slowed following a negative decision by the State Council.

In the United States, SEI operates 15 biomass plants (wood, biogas and black liquor) with total capacity of 348 MW.

In Brazil, Tractebel Energia also recently commissioned the Lages biomass plant (23 MW and 25 t/h steam) in Brazil. Tractebel Energia operates six hydro-electric power plants totaling a combined rated power of 5,754 MW, and plans to begin work on two new units with a combined rated power of 1,328 MW.

In Chile, Colbún (17) operates five hydro-electric power plants totaling a combined rated power of 697.5 MW, and began construction of a new 70-MW unit in December 2004.

In Laos, Houay Ho Power Cy operates a 153-MW hydro-electric power plant.

In Peru, Enersur will acceptance-test a 130-MW hydro-electric power plant around mid-2005.

SEI is not the 100% owner of all the projects it operates. The figures provided here represent the total capacity operated by SEI.

Pollution reduction and monitoring

In 1991, Electrabel concluded a voluntary agreement with the Belgian administration to reduce acid emissions from its power plants. In 2003, the reduction (compared to 1980, the base year) of sulfur dioxide and nitrogen oxides was roughly 93.2% and 66.0%, respectively. This agreement expired end 2003. In Flanders, via the Professional Federation of the Electricity Sector (FPE), Electrabel and the Flemish Region reached an agreement on future SO2 and NOX emissions. The new environmental policy agreement sets ambitious objectives for the 2005-2009 period. The agreement enters into force on January 1, 2005 and covers existing Electrabel facilities. The electricity producers SPE and Aspiravi also participated. In Wallonia, discussions to reach a new sector agreement are not yet completed.

Elyo uses a wide range of techniques to continue to reduce its emissions: reduction at source thanks to an appropriate energy combination; water injection to reduce dust; urea injection to control nitrogen oxides; and optimization of combustion and fume treatment. This set of measures can already be very favorably compared to those of competing facilities: this is particularly the case for urban heating systems, whose emissions are much lower than those that would be generated by tens of thousands of individual systems.

Furthermore, Elyo has set up an efficient system for monitoring its emissions. Its software package VALERI automates the continuous self-monitoring required by large combustion and incineration facilities. It is now available in a version that satisfies the slightest details of the two extremely stringent corresponding European directives (whose application ranges between 2003 and 2008), making it an unparalleled tool. Its distribution has been industrialized by TINEA, a specialized INEO entity.

Pathogenic organisms

Certain parts of our installation cooling systems are fed with river water. During some periods of the year, pathogenic organisms can develop in the cooling system, stimulated by a favorable temperature. To prevent or at least control this phenomenon, analysis and studies have been carried out for several years, and methods have been developed to combat these organisms. The operational phase has just begun, monitoring and injecting preventive quantities calculated to minimize the environmental impact. Initial results are in line with objectives. A decision logic diagram was developed and implemented in 2004. The first results meet the objectives. Electrabel’s Belgian laboratory Laborelec is conducting the scientific monitoring and managing the various phases of application. Furthermore, in 2004, a plume condensation method was developed to evaluate concentrations of pathogenic organisms in the steam as it leaves the cooling towers.

Moments of crisis, in France in particular, have induced a more sophisticated and clear perception of legionella hazards. Elyo presented to its customers the basis for solid control, and suggested an optimized operating approach suited to each facility, that is easy to integrate in existing services. As opposed to partial and occasional initiatives, it involves a global approach over the long term. It is based on special research conducted by the Group’s research centers, combined with Elyo’s operational experience, which covers tertiary and residential sites as well as industrial facilities.

PCB

In the 1980s, several governments, as well as insurance companies, recommended the use of askarel transformers to reduce the risks of fire hazards at the Company’s facilities. Later, it was announced that the principal chemical element of this product, “PCB,” was dangerous for the environment and that its use would be prohibited by 2010. To comply with the international agreement and its implementation in Europe and Belgium, agreements with the Belgian authorities were signed to identify the facilities in question and to schedule its elimination on final decommissioning following authorized procedures. This elimination has to be conducted according to a linear program and the Group is ahead of the agreed schedule. Furthermore, Electrabel has developed the Electrabel PCB Full Service which its customers can call on for removal of their equipment containing PCB.

ISO 14001 – EMAS

Several electric power plants, including the two nuclear sites, earned ISO 14001 certification and/or participated in the EMAS system. Approximately 50% of the total power of Electrabel’s generation facility in Europe is covered by an ISO 14001 certificate. The procedures designed to improve its environmental results are being continued, and certification procedures are being prepared on several sites.

Several SEI power plants have also obtained ISO 14001 certification. Others are currently involved in the procedure to obtain certification.

Each year, Elyo and Fabricom also obtain new ISO 14001 certifications. This was the case in November 2004 by Elyo’s Ile-de-France “Industrial Cogeneration” agency. It was the first time at Elyo that this environmental management system was certified for an agency and not a specific site.

Through its environmental management program, both Elyo and Fabricom also help their customers obtain certifications, and more generally contribute to their improvement objectives, which can also be done by integrating the environmental dimension in ISO 9000 programs.

Tractebel Engineering makes a positive contribution through its ISO 14001 and EMAS support consulting services, offered since 1996. In 2004, Tractebel Engineering helped the Total Petrochemicals’ Feluy site obtain ISO 14001 certification by training its personnel (more than 500 people) and conducting a team internal environmental audit of the plant.

Energy efficiency

Electrabel offers its customers a full range of services, allowing them to follow consumption data for electricity, natural gas, water and fuel via secure Internet connections, and in this way to adapt its consumption and develop an efficient energy policy. Electrabel also offers its customers a large selection of courses that focus on rational energy use. In addition, it offers customized energy and technical audits.

Since 1990, Electrabel has commissioned some 20 natural gas power plants equipped with gas turbines: combined cycle power plants (or gas-steam turbine: GST) and cogeneration units. In Antwerp, at the BASF chemical company, in Spain at Castelnou, and on various Italian sites, projects for new GST units are underway or being prepared. These GST power plants reach yields of close to 55%, and are among the most efficient production techniques.

Moreover, Electrabel belongs to a European association comprising both the largest electricity producers and power plant builders. This consortium is working on a project designed to significantly increase the yield of future coal-fired power plants in order to push it above the 50% bar.

Elyo develops its expertise with a constant view to improving energy efficiency, optimizing its facilities and those of its customers in order to reduce consumption without affecting customer comfort or the quality of its supply. The same holds true for each stage of Elyo services, from initial diagnosis to implementation, and in the choice of equipment and energy type. Furthermore, Elyo makes sure that the yields of energy systems do not lessen over time. A drop in yield could arise, for example, due to the drift of a sensor or an inappropriate operation, or it could be the indirect consequence of a change external to the system. In fact, in most cases it is due to a combination of causes. As operator of the facilities entrusted to it, Elyo reacts to any event, calling on its expertise. It commits itself over the long term through result-based contracts, thereby guaranteeing environmental performance over time.

As for Fabricom, in particular in its refrigeration activities, it advocates using those refrigerating products that are the least harmful to the environment.

4.3 ENVI RONMENT

SUEZ Environment, a Group line of business, provides equipment and services essential to life and to the protection of the environment in the water and waste services sectors: production and distribution of drinking water, collection and treatment of waste water, recycling and waste treatment. It performs 77% of its operations in the European Union, which remains the primary target of its business activity and its development.

SUEZ Environment sells its services and equipment under the international brands ONDEO, Degrémont and SITA, and creates synergies (particularly commercial) among its core businesses to improve service effectiveness, using a decentralized, customer-based organization.

ONDEO is active through the entire water cycle:

For local authorities:

•	production, treatment and distribution of drinking water;

•	purification of waste water and sludge recycling;

•	collection and treatment of rainwater;

•	management of customer relations.

For industrial firms:

•	operation, maintenance and optimization;

•	equipment and engineering;

•	on-site services.

ONDEO combines the skills of its personnel and technical resources in water services, and relies on an advanced research center that allows it to offer long-term partnerships and solutions adapted to the needs of its customers.

Degrémont is the water treatment station specialist within SUEZ Environment.

As designer, builder and operator, Degrémont offers local municipalities expertise in drinking water production facilities, desalination plants, purification stations and sludge treatment facilities. With over 10,000 water treatment facilities constructed around the world, Degrémont is a global specialist in water treatment.

SITA offers services in all waste segments:

•	waste collection, sorting, treatment and recycling for local municipalities, consumers, and manufacturers;

•	material, energy and agricultural waste recycling;

•	urban cleanup and sanitation;

•	industrial waste services.

SITA is ranked third worldwide (18) in revenues, and first in Europe.

2004 was marked by the continuation of the Group action plan geared toward improving operating profitability. reducing risks, particularly emerging country risk, and reducing debt.

4.3.1 Organization and financial highlights

The following table presents comparable key figures for the Environment businesses, excluding Nalco, for three fiscal years.

Key figures

In millions of euros	Year ended 12/31/2004*	Year ended 12/31/2003	Year ended 12/31/2002
Sales revenues	11,406	12,142	12,939
Gross operating income	1,931	1,950	2,380
Capital employed	8,029	8,639	14,454
Number of employees	72,781	82,076	97,040

*	Including Ondeo Industrial Solutions which was integrated into SUEZ Environnement in 2004

Organization:

SUEZ Environment does delegated water and sanitation management, water treatment engineering, and waste collection and treatment.

The various operations come under the following four operating divisions:

•	Water Europe;

•	Waste Services Europe;

•	Water and Waste Services International;

•	Degrémont.

Water Europe (2004 sales revenues: 4.1 billions of euros)

Europe is the domestic market for SUEZ Environment in the water segment.

Lyonnaise des Eaux France represents 64% of the revenues earned in Europe, with the balance primarily generated by Spain through the partnership of the Group with Aguas de Barcelona (Agbar).

SUEZ Environment is also established in the United Kingdom with the Northumbrian Group, in Germany (Eurawasser), and in Italy (Acque Toscane and Nuove Acque). The latter two markets offer major development opportunities.

Waste Services Europe (2004 sales revenues: 4.4 billions of euros)

SUEZ Environment has focused on the following subsidiaries: SITA France and its subsidiaries, including Novergie and TERIS. for hazardous waste in France, SITA UK, SITA Deutschland, SITA Nederland, SITA Sverige in Scandinavia and SITA Belgium.

Water and Waste Services International (2004 sales revenues: 2.0 billions of euros)

Outside the European Union, SUEZ Environment is active in 26 countries, but is primarily structured around a strong presence in Central Europe and six countries: the United States, Argentina, Mexico, Brazil, Morocco and China.

The combined organization of Water and Waste Services activities allows it to generate cost synergies in the field, offer joint products and, depending on the country, to build on the commercial development already achieved by each business.

Degrémont (2004 sales revenues: 0.8 billion of euros)

Degrémont, a wholly-owned subsidiary of SUEZ Environment, is the water treatment plant specialist.

Degrémont is structured to reflect the organization of its markets: thus the Europe business line (sub-divided into Southern Europe and Northern Europe) and the International business line are organized as profit centers and have their own funding on the commercial and production sides. The pooling of engineering resources and experts, the establishment of a network of local correspondents (technical directors, executive directors, etc.), and a worldwide network of research offices (India, China, Chile, Europe) allow them to overcome geographic boundaries, and to mobilize all Group resources based on the needs of the businesses.

4.3.2 Strategy and commercial development

As the list of significant events for the financial year demonstrates, in 2004, SUEZ Environment focused on laying the foundations for profitable organic growth, thus avoiding the need to make fundamental changes to the scope of its business.

Demand for environmental services is growing, particularly in European countries, where environmental standards are encouraging increasingly sophisticated and reliable services. The pressure applied generally on public expenditure and the price of public services is also driving greater efficiency and, therefore, new markets for private companies in these sectors, particularly within the framework of public-private partnership agreements.

Given its no. 2 position in environmental services in Europe, SUEZ Environment believes that its recognized experience, competitive positioning,

and size are factors that will allow it to take advantage of this growth, while obtaining the best outside financing available for its infrastructure (European funds, bilateral aid, etc.) and/or partnership agreements with local companies.

At the beginning of 2004, Cottbus (one the largest cities in the German state of Brandenburg) entrusted SUEZ Environment subsidiary Eurawasser with operational management of the public/private partnership Lausitzer Wasser GmbH & Co KG (LWG). Under the agreement, Eurawasser will manage the water supply and waste water treatment services for Cottbus and its 26 surrounding districts (140,000 people in all) for the next 25 years.

Outside the European Union, SUEZ Environment has concentrated on consolidating its presence in central Europe and 6 key non-European countries: the USA, Mexico, Argentina, Brazil, China and Morocco. The challenge for SUEZ Environment in these countries begins with consolidating its existing position and maximizing profitability before seeking further growth. It is as a result of this policy that SITA tendered for the supply of waste management services to the city of Casablanca, winning one of the three international bidding rounds. The contract, which came into effect on March 1, 2004, covers urban cleaning services and household waste collection in the city centre, business districts and residential areas, thus serving the needs of 1.2 million city dwellers. The revised shareholding structure at Lydec, which saw the withdrawal of EDF, Endesa and Agbar, has enabled the involvement of two Moroccan shareholders: RMA Wataniya (21%) and the Caisse de dépôt et de gestion (20%).

In Brazil, where the household waste collection contract in Sao Paulo came to an end, SUEZ Environment subsidiary Vega was awarded a 20-year concession for the collection and treatment of municipal solid waste from one part of the city.

In the rest of the world, highly selective growth may be planned with the assistance of international financial institutions, provided it meets the Group’s requirements for profitability and risk reduction, particularly in emerging countries.

The year saw a very significant influx of new orders for Degrémont, with the implementation of major contracts like the one to provide waste water treatment services in Halifax Bay (Canada), and significant successes in France, which kept its order book well-filled throughout 2004. Degrémont continues to grow its services and equipment sales activities. The selective approach applied to Design & Build contracts in recent years was tightened further during the year. 2004 was also marked by difficulties in its UK subsidiary, which resulted in its restructuring and a standstill in sales growth.

During 2004, SUEZ Environment withdrew from non-core activities, disposing of:

•	Temaco, the SITA subsidiary which provided and maintained wheeled household waste bins, which was sold to Plastic Omnium;

•	Mirec, another SITA subsidiary, this time specializing in the end-of-life dismantling and reconditioning of electrical and electronic equipment.

At the same time, SUEZ Environment devoted great energy and determination to resolving contractual problems, particularly in Argentina, Jakarta, Manila and Puerto Rico.

In Argentina, tariffs under concession contracts have been frozen since the Public Emergency and Exchange Regime Reform Law (Emergency Law) was passed in January 2002. In 2003, pursuant to the Franco-Argentine Bilateral Investment Protection Treaty, the concession holders and their shareholders launched arbitration procedures in relation to this issue before the International Center for Settlement of Investment Disputes (ICSID). Assuming continued operations, as favored by SUEZ, these procedures would seek to implement measures to restore the financial and economic equilibrium of the Argentine concessions and obtain a reasonable indemnity from the Argentine government. In the event of an alternative termination scenario, the procedures are aimed at obtaining an indemnity to compensate SUEZ and the other shareholders for their investments and the losses incurred since the Argentine peso’s devaluation. The related proceedings are currently underway. An initial arbitration hearing took place on June 7, 2004 and claims were filed for each of the following concessions: Aguas Provinciales de Santa Fé (September 20, 2004), Aguas Cordobesas (October 5, 2004) and Aguas Argentinas (January 3, 2005). While the Argentine economy was more stable in 2004, it continued to suffer from the devaluation of the peso. Against this backdrop, in May 2004, SUEZ Environment signed an agreement («Acta Acuerdo») with the Argentine government as a transitional stage in the renegotiation of the Aguas Argentinas concession contract. This agreement provided for the continuity of water and sanitation services in 2004 for the entire concession area. Two months later, in July 2004, Aguas Argentinas signed an interim financial agreement with private banks and multilateral organizations which provided for a debt reduction through a partial debt repurchase comprising a 35% discount on the repurchased debt total. The agreement also provided for interest rate adjustments for the period between 2002 and 2004. A similar transitional agreement was signed in October of the same year (for 2004) between Aguas Cordobesas and the provincial government. These transitional agreements terminated on December 31, 2004.

Negotiations between the water concession holders and the concession granting authorities started up again in early 2005 but have not yet resulted in the implementation of tariff increases or the drafting of new guidelines to restore a sustainable financial and economic equilibrium for the Argentine contracts. As a result, uncertainties remain concerning the continuation of operations and future cash flows.

In Jakarta, negotiations progressed throughout the year with the concession-granting authority over the definition of price adjustment mechanisms. They resulted in an addendum to the concession contract, which was signed by the Company and its customer on December 24, 2004. The provisions initially recorded by the Group in 2002 have been reviewed to reflect the favorable influence of this agreement on the Company’s future cash flows.

As part of its withdrawal from the concession contract in Manila, SUEZ Environment signed a new preliminary agreement in September 2004 providing for the purchase of its holding by the concession-granting authority (MWSS) in conjunction with the latter’s drawdown of the performance bond. This preliminary agreement should be followed by application agreements enabling the realization of the various bonds involved. At this stage, the provisions recorded in 2002 to cover all the Group’s commitments remain unchanged.

On January 13, 2004, and in agreement with its customer, the Puerto Rico Aqueduct and Sewer Authority (PRASA), Ondeo de Puerto Rico terminated the Operations & Maintenance contract signed in May 2002. On April 1, 2004, the island’s government (via PRASA) resumed control of all the services previously supplied by the Company, with the full cooperation of all the teams at Ondeo de Puerto Rico. This event had no negative impact on the 2004 accounts, since all the contract termination costs were the subject of provisions recorded in 2003.

In Chile, the disposal in July to Agbar of 30% of the shares in IAM (which holds 51.2% of Aguas Andinas) enabled SUEZ Environment to cut its debt by 220 million of euros, at the same time as reducing its exposure in emergent countries.

4.3.3 Significant events in 2004, month by month

January 2004

•	Eurawasser won the contract to provide water supply and waste water treatment services to the German city of Cottbus and its 26 outlying districts (140,000 people in total). The 25-year contact is worth 28 million of euros in terms of annual revenue.

•	Ondeo de Puerto Rico terminated its water supply and waste water treatment service contract for the entire island in agreement with the local government. This O&M (Operation & Maintenance) contract began in May 2002.

•	SUEZ Environment water distribution and waste water treatment subsidiary Lydec assumed responsibility for the public lighting system of Casablanca.

February 2004

•	Ondeo Industrial Solutions signed a 20-year contract to supply overall water management services to the BP petrochemicals and refining complex at Grangemouth in Scotland. The contract is worth 120 million of euros in revenue terms.

•	SITA Ile-de-France was awarded a 3-year global waste management contract for the Shell industrial plant at Nanterre, near Paris.

•	SITA Remediation, which specializes in the rehabilitation of polluted sites and soils, won two major contracts: Millenium Chemicals in France and Perfostati in Italy. Together, these new orders are worth 13 million of euros in revenue.

March 2004

•	SITA was awarded the contract to provide urban cleaning and household waste collection services in central Casablanca, with its population of 1.2 million. The 10-year contract will generate total revenue of 102 million of euros.

•	Ondeo Industrial Solutions began work on two major engineering and operations contracts: one with AMD in Germany and the other with STMicroelectronics Catania in Italy. The total revenue generated by both new contracts will be 25 million of euros.

•	SITA UK began operation of its Isle of Man incinerator under a 25-year O&M contract.

•	Degrémont partially disposed of its two Mexican BOT contracts (Cualiacan and Ciudad Juarez).

•	Water and environmental consulting engineers Safege tendered successfully for the modernization of the waste water treatment system at Gliwice in Poland, winning a contract worth 2 million of euros.

April 2004

•	Degrémont started work under its 28 million of euros contract to build the new Liège-Oupeye waste water treatment plant in Belgium.

•	Novergie was awarded a 15-year contract to operate the Mulhouse incineration plant. This contract will generate total revenue of 185 million of euros (starting in 2005).

•	Lyonnaise des Eaux France renewed its drinking water outsourcing contract with SIVOM for the Issoire region for a further 12 years, in an arrangement worth a total of 51 million of euros.

May 2004

•	Aguas Argentinas signed an Acta Acuerdo (memorandum of agreement) with the Argentinean government, under which the Company is able to continue operating until the end of 2004 and make the investment required to ensure the quality of service provided to 11 million customers in and around Buenos Aires.

•	With its acquisition of Delta Milieu Afvallogistiek BV, SITA Nederland strengthened its position in the Industrial and Commercial Waste Collection market of the Zeeland region. The new acquisition contributes additional revenue of 12 million of euros.

•	United Water acquired New York South County, a regulated American water supply and waste water treatment company, at a cost of 3 million US dollars.

•	Ondeo IS signed a contract with cheese manufacturer Bel for the construction and operation of an effluent treatment plant at the Company’s Evron site in France.

June 2004

•	Degrémont signed a BOT (Build Operate and Transfer) contract with the city of San Luis Potosi in Mexico for the design, (2-year) construction and (18-year) operation of a waste water treatment plant capable of recycling the 80,000 m3 of waste water generated by the city daily for use by industry and agriculture. This contract is worth 263 million of euros.

•	Argentinean waste services company CLIBA was sold to ROGGIO by SUEZ Environment and Agbar, which formerly held 60% and 20% respectively.

•	Degrémont was appointed by German water distribution company Wte Wassertechnik Gmbh to build one of the world’s largest membrane ultrafiltration plants in Moscow. The contract is worth 35 million of euros.

•	In Canada, Degrémont won the 80 million contract to provide waste water treatment services in Halifax Bay. The project involves the construction of three waste water treatment plants at Halifax, Dartmouth and Herring Cove.

•	Degrémont won a US$28 million seawater desalination contract in Chile in a tendering round initiated by Minera Escondida Limitada. The project is designed to supply water to the Company’s copper mine at Antofagasta.

July 2004

•	AGBAR paid 43 million of euros to secure the water management contracts of the Ferrovial Group. The transaction covers 14 concessions in a number of Spanish cities.

August 2004

•	SUEZ Environment sold Agbar 60% of its holdings in Chile at a cost of 139 million of euros.

•	Swire SITA won the contract to renovate a waste storage centre at Pillar Point in Hong Kong.

September 2004

•	Sino-French Water Development entered into exclusive negotiation for the new water concession in the Tanggu district of China. This contract will generate annual revenue of 15 million of euros over 35 years.

•	SITA Sud won the household waste collection contract for Montpellier Nord. The contract will generate total revenue of 19 million of euros.

•	Ondeo Industrial Solutions Italy and the Italian ENI group signed an 11 million of euros contract to supply engineering services and equipment for a drilling water treatment plant at the Raffineria di Gela.

October 2004

•	Degrémont and Sino French Water Development won two contracts at Qingdao in China. The first is for the construction of a new drinking water production plant by Degrémont, whilst the second covers operation of the plant for 25 years by Sino French Water Development.

•	BAL-ONDEO and its Mexican partner Peñoles extended their service contracts with SACMEX, Mexico’s municipal water company, for a further 5 years in a deal that should generate 80 million of euros in revenue.

•	Vega in Brazil won the 20-year waste collection and treatment contract for northern Sao Paulo. The contract will generate an estimated 68 million of euros in revenue annually.

November 2004

•	SITA France began work on the Agora project to refurbish the former Metaleurop Nord site at Noyelles-Godault (Pas-de-Calais).

•	The tender submitted by SITA Deutschland won the household waste treatment contract for Baden-Baden and Rastatt. The 12-year contract is worth a total of approximately 70 million of euros in revenue.

•	Lyonnaise des Eaux France won the 12-year 12 million of euros waste water treatment contract for the town of Colombes.

December 2004

•	SITA France and GEODIS addressed the needs of industrial companies and local authorities by setting up a joint venture specializing in the management of Electrical and Electronic Waste.

•	SITA Ile-de-France won the 7-year 25 million of euros household waste collection contract for the Communauté Arc de Seine.

•	An addendum to the Jakarta concession contract was signed on December 24.

•	Degrémont sold its Puebla treatment plant, whilst retaining the right to operate it.

Events since closing

As a result of action by the popular movement led by FEJUVE (the Federation of Districts) since the end of November 2004, which demands the expulsion of Aguas de Illimani (the water supply and waste water treatment concession for the cities of El Alto and La Paz in Bolivia), the Bolivian government agreed on January 12, 2005 to terminate the contract. SUEZ Environment agreed to a negotiated withdrawal, subject to fair valuation of Aguas de Illimani, adequate recognition of the work done and the payment of compensation.

4.3.4 Description of activities

Although the Group is aiming to systematize and accelerate the integration of its industrial processes, the activities are described here separately by core business (Water, Waste Services) rather than as a function of SUEZ Environment’s new matrix organization.

Water

Water management

SUEZ Environment provides water and sanitation services in 25 countries. SUEZ Environment is the second-largest water management company in Europe (19), serving 33 million drinking water customers and 20 million sanitation customers. It manages reservoirs, aqueducts, distribution networks (water pipelines and connection pipes), wastewater flow networks and treatment stations for municipalities, other local governments, and industrial enterprises.

Its activities also include meter reading and collecting payments from end users. Operations vary depending on the country and customers served.

The Group generally operates under the following types of contracts:

•	Operation and maintenance contracts for water and wastewater treatment facilities, financed and built by the local community. In the contract signed with the municipality, the SUEZ subsidiary is appointed as operator for a period generally ranging from 5 to 20 years, and the subsidiary bills the local government or the consumer for its services.

•	Concession contracts: these contracts cover the construction and financing of new facilities, as well as distribution, maintenance, and management services. In the case of existing facilities, the Group assumes responsibility for the renovation or extension of the installation. Under this type of contract, it usually bills consumers for its services. When a Group subsidiary builds wastewater treatment and management facilities, it generally operates them for periods ranging from 20 to 30 years, after which ownership is transferred to the local authorities. In some cases, the Group also owns the assets.

In France

In France, local municipalities are responsible for the management and distribution of drinking water, and for the collection and treatment of waste water. They may delegate these activities, in whole or in part, to private companies under farm-out contracts or concession. The industry estimates that private companies provide drinking water distribution services (thus billing the consumer for the entire water and sanitation service) for approximately 80% of the population (20), although their revenues represent only about 35% of the water market in France (21). The remaining 65% represents the local governments’ portion (some 45% of the market) and the total taxes and royalties collected for the Water Agencies and the French government (approximately 20%).(22)

Lyonnaise des Eaux France, a subsidiary of SUEZ Environment, is the second largest private company in the market (23).

In the waste water market (collection and treatment), approximately 53% of the population is served by private companies and 47% by municipalities (20).

The Group’s contracts in France, both for water distribution and wastewater services, are generally for periods ranging from 10 to 20 years.

In the European Union

In the European Union outside France, SUEZ Environment operates through ownership interests in publicly traded companies in Spain and Great Britain, as well as through some contracts, particularly in Italy and Germany.

The Group’s U.K. subsidiary, Northumbrian Water Group, in which SUEZ Environment holds a 25% stake, builds and operates water and wastewater treatment facilities primarily in the U.K., but also in Ireland and Gibraltar. In England, Northumbrian Water Ltd (NW) operates in a strictly regulated context, where rate changes are decided by the Office of Water Services (OFWAT): for the most recent price adjustment, the latter granted NW an average annual rate increase of 3% over the 2005-2010 period.

In Spain, SUEZ Environment has a 25.8% interest in Aguas de Barcelona (Agbar), which is the private sector market leader in Spain for water distribution. Agbar has developed a strong presence in Latin America, particularly in Argentina, Chile, Colombia, and Uruguay. Most SUEZ operations in Latin America are undertaken in partnership with Agbar.

In Italy, the Group is based in Tuscany, namely in Pisa, alongside ACEA, and in Arezzo.

In Germany, the Group, which was already present, specifically at Rostock, won in January 2004 bid for the partial acquisition of the Cottbus water management company.

SUEZ Environment has been active for many years in some of the 10 new member countries of the European Union: the Group provides drinking water and water treatment services to several regions of the Czech Republic, where it has been present since 1993, as well as drinking water services in Budapest, Hungary (in partnership with RWE). It has also been established in two other Hungarian cities since 1994, and in Trencin, Slovakia, since 1999. It has a contract to build and operate the water treatment plant in Maribor, Slovenia.

Worldwide

Worldwide, SUEZ Environment provides drinking water and sanitation services in partnership with local investors or local governments, as well as through affiliate companies or enterprises that are majority held by local interests. In the water management segment, the Group’s revenues outside the European Union represent about 26% of total sales. Concession agreements outside France are generally for 25 to 30 years.

In 1997 in Morocco, the Group won a 30-year concession contract for water distribution, sanitation, and electricity distribution for some 4 million consumers in Casablanca. The Group also has an operations and maintenance contract in Amman, Jordan and in late 2002 obtained a similar contract in Tripoli, Libya.

In the United States, over 80% of water services are supplied by municipal or government agencies, which are increasingly seeking partnerships with private operators to supply drinking water and sanitation services.

The Group is present through United Water, the second largest company in the private market (through 82 subsidiaries) (24). Its principal business is providing water for consumers in areas where its regulated service subsidiaries have franchises or other rights to provide these services (rate-regulated market). United Water is active in 18 states, mainly in the eastern United States. In the deregulated sector, United Water Services provides water distribution and sanitation services under operating and management contracts with municipal governments.

In South America, SUEZ Environment serves 21 million customers. Argentina was the first country in Latin America to call on private operators to manage its water services: the Group has been present in the country through Aguas Argentinas since 1993, when it obtained a 30-year concession for the water and sanitation services for Buenos Aires (7.9 million consumers). It also has 30-year concessions in Santa Fe and Cordoba (Argentina). Despite the difficulties encountered as a result of the devaluation of the Argentine peso and the non-application of contractual rate increases, the Group has maintained its operating presence under its three Argentine contracts and has initiated an international arbitration proceeding, as well as negotiations with the awarding authorities and banks, to enforce its rights and to restore the economic and financial balance of the contracts.

SUEZ Environment also provides water services to Limeira and Manaus (Brazil).

In Asia, the Group is managing a 25-year water management concession in Macao. The Group is active in China through 18 subsidiaries created with local governments for the production of drinking water.

The specialist in water treatment stations

With Degrémont, its wholly-owned subsidiary, SUEZ Environment is a major world player in urban water treatment engineering. Degrémont is active in the design, construction, and sometimes the operation of the following water treatment facilities:

•	drinking water production plants;

•	wastewater treatment plants;

•	desalination plants;

•	sludge treatment plants.

Degrémont provides all the services necessary to allow turnkey delivery of a facility, in particular engineering, construction, site management and equipment startup services. As of December 31, 2004, Degrémont had built over 10,000 water treatment facilities around the world. With the growth of urban populations, requirements for water quality and purification requirements have increased, resulting in greater demand for water treatment infrastructures.

More than ever, Degrémont is basing its international development strategy on strict criteria, allowing for the existence of a balanced contract and cautious and weighted distribution of risks between all stakeholders.

Waste collection and recycling

The range of Waste Service operations that SUEZ Environment provides under the SITA brand is expanding with regulatory, technical and economic changes, and increasingly specific requests from customers: in Europe, the development of re-use, recycling, and material and energy recovery; in Asia Pacific, more reliable treatment facilities and the development of urban services; in Latin America, the adoption of environmental standards.

The Group is active not only in waste collection but also in recycling and treatment in all forms: material or energy recovery, stabilization, storage, etc. A pioneer in the selective collection of household waste in the 1990s, SUEZ Environment has a fleet of 11,250 trucks adapted to selective collection of packaging, large objects, medical waste, and industrial waste.

The Group is also conducting experiments in identification and onboard computerized weighing for various applications (optimization of collection shifts, management of billing by weight of waste, etc.).

In 2004, the Group collected 22.6 million tons of household waste, non-hazardous industrial waste and medical waste.

Before any form of treatment, the waste is processed through 199 sorting and conditioning centers to deliver “ready to recycle” materials to the various segments. Sorting centers specialized in sorting household waste and industrial packaging are the cornerstone of the recycling industry. They provide a regular flow of quality materials to recyclers and constitute an approved, continuous disposal route for the waste producers. In 2004, these centers received 7.9 million tons of waste, 5.7 tons of which were recycled.

The natural process of decay and oxygenation of organic materials is reproduced on an industrial scale at SUEZ Environment’s 88 composting platforms. These vary in sophistication, depending upon whether they receive “green” waste or sludge from purification stations.

In the case of sludge, additional technical investments are made to ensure the deodorization process and sanitizing of the product. In 2004, the Group composted 1.4 million tons of organic waste.

In its 53 installations worldwide, nearly 48 of which have waste-to-energy capabilities, SUEZ Environment offers its expertise in urban waste incineration technologies in France and, through Novergie in Belgium, the United Kingdom, and Taiwan. This activity is subject to numerous regulatory controls designed to minimize environmental impacts (smoke emissions, production of ash) and converting the energy produced by waste combustion into heat or electricity. In 2004, 6.2 million tons of household, non-hazardous industrial and medical waste were incinerated.

Storage is the principal treatment method in many countries. SUEZ Environment manages 186 landfills. Upstream, site selection must meet strict specifications that include soil quality, absence of contact with ground water, and minimum distance from residential areas. In the operational phase, all fills are planned and controlled; effluents (biogas and leachates) are captured, recovered, or eliminated, and all environmental parameters are regularly measured. Once closed, these sites continue to be monitored for thirty years. SUEZ Environment operates landfills throughout the world: in 2004, 24.4 million tons of waste were processed at its landfills.

Expertise in hazardous waste treatment is provided by Teris and Teris North America, wholly-owned subsidiaries of SUEZ Environment; and, for Class I storage in France, by SITA FD (100% owned by SUEZ Environment) and in Brazil by Essensis. SUEZ Environment can thus offer its customers solutions adapted to every type of hazardous industrial waste, and for conditioning quantities as small as 100 grams (particularly for hazardous domestic waste or laboratory waste) or as large as several hundred tons. In 2004, SUEZ Environment treated 4.3 million tons of hazardous industrial waste through pre-treatment processing on ad hoc platforms, stabilization and storage in Class I storage centers, incineration of highly chlorinated or high sulfur-content waste, and co-incineration in cement kilns. This specialty led to a fossil fuel saving of 265,500 tons of oil equivalent.

Through its waste service and industrial maintenance activities, SUEZ Environment provides local governments, individuals, and industrial customers with waste services, industrial cleaning (particularly during plant shutdowns), industrial hazardous waste collection services, and more specific services related to petroleum, system monitoring, and even water reservoir cleaning.

Lastly, Urban sanitation is an urban lifestyle issue as well as a public health necessity. SUEZ Environment’s services include manual and mechanized street sweeping, street furniture maintenance, poster and graffiti removal, snow removal, beach cleaning, trash receptacle maintenance, organization of public awareness campaigns, and so on. Other services are offered based on local needs, for example, maintenance of municipal parks and gardens.

4.3.5 Regulatory environment

Whether it concerns its water or waste activities, SUEZ Environment works in a highly structured regulatory environment in Europe and the United States. We can see that environmental regulations are evolving, especially in China and Brazil.

There are three levels of environmental regulations:

•	regulations for concluding contracts;

•	trade-specific regulations;

•	environmental responsibility.

Regulations for concluding contracts

In France, there are two main types of government contracts:

•	public utility delegation contracts are governed by the Sapin law of 1993, which defines the procedures that apply to these contracts. They are especially used in the water business. Councils, usually towns or groups of towns, can choose between direct control and total or partial delegation to a private company. Delegated management contracts set the respective obligations of the delegator and the delegatee, as well as the rates. It does not provide for property transfer of existing assets to the delegatee, which is only the manager. Since the Mazeaud law of 1995, the latter is required to publish an annual technical and financial report.

•	service contracts and construction contracts are subject to government contract laws in France, and more generally, to the European directives requiring that calls for tender be made when awarding contracts. The activities of Cleanliness and those of Degrémont are generally subject to this type of procedure.

In England and Wales, where water services are fully privatized, asset ownership is transferred to the management company. The supervisory authority consists of several regulatory agencies, including OFWAT (Office of Water Services), which establishes applicable standards, promotes competition among water companies, and grants long-term licenses for exclusive operation in a geographical area. OFWAT has the authority to determine rates and investments for five-year periods.

In the United States, the federal government plays a major role in regulating the water industry but the States retain power over investment planning and the management and operation of facilities. The two main types of contracts co-exist: one regulated, similar to the English system, and one non-regulated, similar to the French system.

In the regulated sector, each state has a Public Utilities Commission that sets rates for water and sewer services and determines rate of return on equity for the utility companies.

In the deregulated sector, each municipality is free to set the terms and rules of attribution of its public-private partnership contracts. Contracts are generally awarded subject to competitive bidding procedures.

Elsewhere in the world, the system for awarding contracts depends on the type of Public-Private Partnership, whether it concerns the type of delegation (long-term concession, BOT, short-term service contract) or the regulation system. A clear definition of the regulatory environment is a key criterion for the development of SUEZ Environment activities.

Trade-specific regulations

The environmental laws and regulations governing SUEZ Environment’s businesses are derived primarily from European directives:

In Water:

•	The Urban Waste Water Treatment Directive of May 21, 1991, which sets minimum quality standards for wastewater and sludge treatment in urban areas with populations of 2,000 or more. This directive has been incorporated into French law and will be applied progressively until full application in 2005.

•	The Drinking Water Quality Directive of November 3, 1998. The new regulatory standards had to be met no later than December 2003, with the exception of requirements relating to lead, for which compliance has been extended until 2013.

•	The Water Framework Directive of December 22, 2000, establishing a regulatory framework for European Community water policy to protect inland surface waters, coastal beaches, and ground water supplies, to prevent their pollution, promote their sustainable use, and protect their environments. It establishes a “good ecological status” objective and calls for the transition from a resource-based to an objectives-based approach. It also introduces a requirement for Member States to establish rate policies to encourage consumers to conserve resources starting in 2010. This important directive was incorporated into French law on 22 April 2004.

In Cleanliness:

Directives relative to waste management:

•

The Waste Framework Directive of July 15, 1975, which is the first European directive governing waste treatment and disposal. This directive promotes prevention and reduction of waste production by requiring the use of cleaner technologies to protect the natural environment. It also introduced the “polluter pays” principle. It was amended by the Directive of March 18, 1991, which sets objectives for reducing waste at source and lists various ways of treating waste (recycling, composting, incineration with waste-to-energy conversion, disposal).

•	The Packaging Directive of December 20, 1994, concerning packaging waste, addressing reduction at source and other methods aimed at reducing the impact of packaging waste on the environment. It sets recycling and recovery objectives, with specific figures, for packaging released onto the European market. The directive was revised in 2004 and sets new recycling objectives per material.

•	The Landfill Directive of April 26, 1999, which sets new standards for landfill site management, dealing with issues such as containment as well as control and monitoring obligations. This directive establishes landfill operator obligations for a period of thirty years after site closing.

•	The Waste Incineration Directive of December 4, 2000, which relates to all hazardous and non-hazardous waste categories and sets strict emission limits for all incineration equipment in order to protect air and water quality.

European directives have been transposed into national law in the principal European countries in which the Group operates, often with additional legislative provisions specific to each country.

The Group’s operations in the United States are governed by both local and federal regulations on the environment, health, and safety. Water management is regulated at the national level primarily by the Clean Water Act of 1972 and the Safe Drinking Water Act of 1987, enforced by the Environmental Protection Agency.

The primary effect of these strengthened directives is an increase in capital expenditure on infrastructure and an increase in the operating costs of services by operators. SUEZ Environment’s contracts generally protect it from the effects of regulatory changes by providing a corresponding amendment to contract rates. The more stringent environmental objectives require that councils call on professionals that are ever more qualified to handle them. The need to build new plants, replace or adapt old ones, or gain access to cutting-edge technologies is favorable to Degrémont’s business. Therefore, in principle, changes to the regulatory situation create development opportunities for SUEZ Environment.

Environmental responsibility

After close to 15 years of discussions, Europe has acquired a new directive on environmental responsibility (Directive 2004/35 of April 21, 2004) which strengthens the “polluter pays” principle on a European level. This directive must be transposed to national law at the latest on April 30, 2007.

The directive covers three categories of environmental damage: damage to species and natural habitats, damage to water, and contamination of the soil.

According to this directive, the operator is the first entity whose liability is incurred.

SUEZ Environment is currently working on evaluating the impact of this directive on its activities:

•	either as manager of a potentially polluting facility (pollution by treatment facilities or waste burial facilities, pollution of rivers by the effluents of a treatment station, agricultural conversion of sludge or compost);

•	or as a victim of pollution (pollution by a classified facility of raw water that SUEZ Environment uses to produce drinking water, pollution by a third party of a disposal site or a treatment station or contaminated soil).

Elsewhere in the world, regulations concerning environmental responsibility are changing:

•	in the United States, the «polluter pays» principle is established by law. The current American administration is rather hesitant to toughen environmental regulations.

•	In Brazil, the legislative framework has developed over the past few years, based on environmental law 6.939/1981. The limited resources of the administration and the vastness of the territory means that occasional checks can generate punishments that are exemplary, but certainly not widespread.

•	China is in the process of strengthening its environmental regulations to attain stricter standards, in particular in marine pollution, air pollution, underground water protection, and species and natural habitat protection. This tougher line should eventually have an impact on water and waste management costs. For this reason, in its contracts, SUEZ Environment pays close attention to the changing nature of Chinese environmental law.

4.3.6 Markets and competition

The Markets

The water sector as a whole has been transformed since the end of the 1980s, moving from a sector largely dominated and operated by public organizations to a market in which the private sector’s role has been increased and strengthened.

The Group believes that public-private partnerships have significant potential for long term growth, particularly in Europe.

In Europe, there is considerable potential for growth in environmental markets

•	most of the 15 “long-standing members” of the European Union are in violation of the technical directives concerning water, and in particular of the 1991 directive on urban waste water;

•	the 10 “new member countries” must upgrade to be in compliance with European environmental standards;

•	the pressure on government budgets and greater consumer demand for efficiency in public utilities and the growing technicity of the business lead many councils to take the road of public-private partnerships.

The World Sustainable Development Summit’s action plan for emerging countries emphasizes the fact that providing safe drinking water and adequate sanitation services is necessary to protect human health and the environment. In this regard, the Millennium Declaration calls on governments to make a commitment to reduce by half the proportion of persons who have no access to potable water or who do not have the resources to obtain drinking water, by 2015. The World Bank estimates that investments of 267 billion US dollars(24) will be necessary in order to meet that objective. This presents significant growth opportunities for water management services, but these opportunities are associated with potentially high risks that must be controlled before it is possible to consider operations in those countries. The principal risks are currency exchange risks and the risks of breach of contract by the authority granting the concession, often related to insufficient legal security.

Even though the use of the private sector continues to grow, it presently remains limited to approximately 8% of the world’s population. There is considerable variation between countries: in France, the private sector is often given responsibility for municipal water systems; in Britain, the sector has been completely privatized since 1989. In the United States, in contrast, the private sector’s participation in water management is limited to less than 20% of the population.

The waste management market has growth potential, particularly in Europe where the environmental framework differs from the American model. Europe is becoming increasingly demanding (higher recycling objectives, pressures on dumping), which offers prospects for organic growth. In municipal markets, household waste volumes show regular growth in most of the European countries –between 1% and 3% a year(25)– and public use of private partners continues to increase. The shortage of treatment facilities is a concern in certain regions.

In industrial markets, there first signs of decline in quantities of waste produced are appearing. This is not only the consequence of a slower economy; it is also the result of efforts by industry to optimize production processes and use clean technologies. This trend encourages SITA to not simply use basic waste evacuation services, and to develop added-value services to help its customers comply with increasingly stringent environmental standards (raising of recycling and conversion objectives for packaging, directives on vehicles at the end of their life and on electric and electronic waste, and the soil clean-up requirement).

Competition

The Group’s principal international competitors in the water management and sanitation sector are Veolia Water (a subsidiary of Veolia Environment), SAUR, as well as RWE (through its subsidiaries Thames Water and American Water Works).

In 2004, while the number and size of companies active on the environmental markets has not changed significantly, there have been a number of transfers.

SAUR, a subsidiary of the Bouygues Group through end 2004, was taken over by the investment fund PAI.

In the waste services sector, RWE decided to quit this market, selling off three quarters of its businesses to the German Group Rethmann, making it the third European operator behind Veolia Environment (Onyx trademark) and SUEZ Environment (SITA trademark).

4.3.7 Environmental protection

The heart of SUEZ Environment’s business consists in improving water quality to make it drinkable, purifying it before returning it to its natural cycle and processing municipal and industrial waste by recycling or treating it so that it does not harm quality of life or degrade the environment. Steps taken are designed to reuse and upgrade natural resources and minimize the environmental impact of operations. SUEZ Environment employees are engaged in environmental protection on a daily basis: it is part of the Group’s know-how.

This environmental culture is inherent in all its operations and constitutes an invaluable asset for SUEZ Environment. Several years ago, SUEZ Environment set up an environmental review process and voluntary action plans in its operating units.

•	Concerning waste collection, the objective is to reduce greenhouse gas emissions using “green” vehicles under acceptable economic conditions (electrically-powered, gas-driven, or using diesel engines with low sulfur emissions) and by optimizing collection routes (which generates a correlative reduction in fuel consumption, sound nuisances and carbon dioxide emissions).

•	Concerning standard waste treatment activities, the policy consists in developing recycling, and in producing quality compost and green energy from its incineration plants and its technical burial facilities. For this, SITA has initiated a collection program for methane generated by waste fermentation: the collected gas is either burned to reduce the greenhouse effect, or converted with electricity production when economically feasible.

•	SUEZ Environment is also developing its high-temperature incineration treatment activities for hazardous waste in specialized furnaces, or it converts the waste into alternative fuels, especially for its cement manufacturing partners. Recycling of special waste is also performed through regeneration of used solvents and oils.

•	SUEZ Environment is also seriously developing its soil rehabilitation and clean-up activities, either through operations performed on-site on the contaminated sites, or through the extraction of materials for treatment in its network of specialized facilities.

•	In terms of waste water treatment, SUEZ Environment, in partnership with the councils for which it works, ensures compliance with, and when possible anticipation of, waste waster discharge standards, and the processing of sludge.

SUEZ Environment places particular emphasis on integrating its environmental policy upstream in its research and development programs. These programs develop innovative solutions for waste conversion or the reuse of waste water, reduction of water leakage in water systems, and reduction of greenhouse gas emissions.

Due to the nature of SUEZ Environment’s operations, environmental reporting is intimately related to operating performance and, therefore, becomes a management tool. Indicators that measure and improve performance are studied and the results are given to the operational managers. They show the progress made and enable benchmarking between the various comparable business entities within the Group.

This ambition to make environmental concern an integral part of the management is driven by the Group’s senior management and is implemented in the field by the operating teams. On-site environmental audits are conducted by headquarter services to verify compliance with environmental regulations and measure the major environmental risks. Monitoring the quality of drinking water produced and distributed and the discharges from treatment stations, is performed locally by self-surveillance checks and forwarded to the central level, which measures performance trends.

The environmental policy of SUEZ Environment breaks down into several objectives:

•	Ensure that the quality of its activity is certified by an independent organization according to international standards, first making sure that information sharing and consulting is conducted with local populations, users, associations and employees, so that this recognition is known and shared.

•	Ensure that all facilities and services performed or managed are consistent with the growing demands of environmental regulations, and be able to anticipate new legislation in order to better meet the needs of citizens.

•	Innovate and make proposals in order to offer its customers, municipalities and businesses, solutions that can effectively solve their environmental problems at the lowest cost, and better exercise the responsibilities that lawmakers have entrusted them with in water and waste management.

•	Beyond the strict exercise of its current trades, to stay attune to the needs of councils, with which long-term partnerships are established, and to examine to what extent SUEZ Environment can make its contribution to their sustainable development.

4.4 HUMAN RESOURCES POLICY

After the year 2003, dedicated to accompanying the reorganization of the Group, 2004 was the year of deployment of Human Resource (HR) policies over a stabilized perimeter, in particular starting in the second half.

As of December 31, 2004, 160,712 people worked for SUEZ. 11,579 employees left the Group’s perimeter since December 31, 2003. This decrease, which occurred during the first half of 2004, is mainly due to the effective termination of the Puerto Rican contract (5,885 people) and the most recent measures of the 2003-2004 action plan, which represent a global workforce of roughly 5,000 people.

2004 was mainly devoted to implementing policies intended to meet the six HR priorities making up the action plan of the Group Human Resources Department (HRD), validated end 2003. These six priorities are designed to reassert the principles that dictate HR policy at SUEZ, and to enhance the HR contribution to the Group’s performance.

Human Resources Management Planning

This management planning hinges on three main missions:

•	Identify and staff key positions: a “People & Positions Review” devoted to staffing key positions and to the mobility of Executives and Leaders For the Future (LFF) now meets each month. It supports global management of the Group’s key positions and their incumbents: the Group’s top executives and their potential successors. The careers of Group executives are now managed jointly by Headquarters and by the Business lines, under the supervision of the Career Management Committee, which meets four times a year under the presidency of Gérard Mestrallet.

The LFF detection and monitoring process is now deployed in the Group’s main operational entities. The objectives set for 2004 have been attained: double the number of L3s (youngest group of LFFs), help train some 50 HR managers in HR development, and improve the process for preparing and implementing development plans, in collaboration with SUEZ University.

•	Continue the development of key employees: as of December 31, 2004, 387 employees had followed the various programs at the SUEZ Center for Development and Assessment, dedicated to LFFs, executives, and individual initiatives.

•	Attract, develop and help Group employees evolve: Recruitsoft, the joint mobility and recruitment software package, is now deployed in all the Group’s French and Belgian companies and on its 23 web sites, and has attracted over 50,000 applications for the Group-wide accelerated career development program. This total includes over 5,000 applications from Group employees.

•	The «Principles of Mobility» have been updated with a number of important rules, including: giving priority to internal applicants, rules governing the information provided to those involved and rules relating to the practicalities of mobility (lead-time, length of service with the Group, meeting any relocation costs made necessary by the move to a new job and lack of trial period).

Pay policy is an important aspect of employee career development. The «variable» element paid to company executives has therefore been adapted to reflect the way the Group is developing, and has been extended to include all top executives. A tracking system designed to monitor senior management performance against the priorities set out in the 2003/2004 Action Plan has been introduced for this purpose, was incorporated into the 2003 performance evaluation process and used to set the personal targets for 2004. This deployment has also encouraged individual companies progressively to modernize their salary policies for other personnel categories and introduce the performance/results concept more systematically into their pay structures.

The use of comparative tools grew particularly strongly in 2004. The methodology based on the “market” positioning of job functions became more widespread, enabling the monitoring of external competitiveness and internal equity, at the same time as facilitating mobility within the Group.

At the initiative of the Remuneration Committee, consultation began on adapting the Stock Options policy to take account of the provisions contained in the new French law of 22 December 2004, which allows companies to remunerate management and employees in shares.

The Human Resources Development Policy, adopted at the end of 2004 and intended primarily for HR staff and managers, sets out the career development cycle for Group employees: annual appraisals, career appraisals, executive reviews, succession planning, etc. The document also describes the four existing centralized systems, i.e.:

•	the program designed to encourage mobility within the Group,

•	the LFF program,

•	the SUEZ Center for Development & Assessment

•	the SUEZ University.

Ensuring commitment to the Group and disseminating its values

Working with the Communication Department, the HRD has taken an active role in the We are SUEZ project, designed to improve Group cohesion and disseminate its core values.

The HRD will also be helping to prepare the Senior Executives Convention, by asking some of those currently enrolled on SUEZ University programs to talk about their vision of the construction and evolution of the SUEZ corporate plan.

The SUEZ University is an important forum for the dissemination of Group values and strategic messages. During 2004, it welcomed 1,704 participants distributed across its six programs. This level is significantly higher than was seen in 2003, and signals a return to the 2002 level, although expenditure has been reduced by 40% over the same period.

Lastly, a new Spring initiative in 2004 saw 29,000 employees in the 23 countries where the option was offered investing a total of •174 million (including the leverage effect), at a share price of •14.51. Now that this initiative is complete, Group employees hold 4.2% of SUEZ share equity. This round in the employee share ownership program saw a 40% reduction in implementation costs, compared with the previous round.

Supporting change management

HR supports change management in two ways:

•

Adapting the organization: the introduction of an integrated Group structure requires management, not only of the reorganizations involved, but also of the job functions affected. Succession Planning is an essential part of this approach and is updated annually. By anticipating the recruitment challenges we could face as a result of the demographic transition in the period 2007/2010, succession planning aims to ensure continuity of skill quality throughout every part of the organization. The Group is also consulting on career development for over-55s, in accordance with the directions now being taken by European and French law on raising the age of retirement.

•	Adapting skills and anticipating needs: specialist training courses are systematically offered at Group and operating company level, in order to follow the technological and regulatory changes, which are particularly swift in our businesses. An analysis of trends per type of position was also performed, in particular in the financial and legal realms, in order to anticipate Group needs.

Simplification and Pooling of Resources

As part of Optimax, the HRD pursued its inventory of retirement and benefit fund plans at SUEZ in order to optimize them. Special attention was paid to the repercussions of the recent laws on supplementary retirement funds in France (Fillon law) and Belgium (Vandenbroucke law). The analyses and changes required for existing plans are in progress. During the awards, organized by Investments & Pensions Europe, the Group received the prize for the best Belgian pension fund, and was nominated among the three best European corporate pension funds.

As part of the simplification and pooling projects, the Employee Self Service program was deployed on the intranet for all employees at the dual-location headquarters, and for the 8,000 Electrabel employees. It allows streamlining of personnel data administration, and presence and expense account management, with a direct connection to accounting. Other links –to the grouped purchasing platform (Procope) and to electronic invoicing tools– offer optimization and savings potential. Studies for deployment over a larger scope in the Group are under way. This tool supports the current thinking on Shared Service Centers.

Consolidation and Management of Corporate Data and Information

Concerning the legal requirements and the commercial and financial stakes relative to the disclosure of corporate data, improving the reliability and coverage of corporate reporting was identified as a strategic area for the HR Department in 2004-2005. For this purpose, a task force reviewed the definitions of corporate data in order to take fuller account of the diverse regulatory and corporate situations of Group operations. Control procedures were updated and solidified to ensure reliable information and improve coverage of the reporting perimeter (61.6% in 2001 and 90.7% in 2004, with 11 new performance indicators).

At the same time, the corporate reporting tools were examined and modified when necessary to make operational use easier in the Group’s HR network.

This work was based on the conclusions and recommendations of the Group’s specialized statutory auditor services. These auditors have been verifying non financial data since 2001.

Lastly, a special project for analyzing corporate costs and managing payroll was initiated. The first results should be available in the course of 2005.

Social Responsibility and Management of Social Issues

Personnel proceedings were modified to take account of changes in the Group’s perimeter, and to ensure better representation of employees in SUEZ’s European entities. On this basis, a constructive dialog with personnel representative entities (Group Committee and European Instance of Dialogue) was established, especially concerning implementation of the We Are SUEZ project and the dissemination of strategic messages.

The dialogue with European labor union partners helps the Group manage social issues. These exchanges resulted in the creation of a “Diversity” commission whose purpose will be to propose orientations during the 2005 plenary session of the European Instance of Dialogue (IED). Its work will be used to help design a specific corporate diversity policy. In particular, in its employment policy, in France the Group has overhauled its job insertion agreements in terms of their professionalization and regionalization, in conjunction with the players involved (Institut Mécénat Solidarité and SOS-Racisme for “French second-generation youth”, and ADAPT for disabled persons). The work begun with AGEFIPH on policies for disabled persons was also pursued.

The commitment to “a right to education and training throughout life” was finalized with the creation of a steering committee comprising HR managers and members of the IED from the concerned entities. Pilot sites were selected to implement the three areas of development of this agreement: training passport, tutoring, and literacy training.

The meetings of the Health and Safety Management Committee, consisting of representatives from the European Dialogue Instance and Management, also helped to enhance the awareness of all players with regard to occupational safety and health, a key issue in our businesses. These meetings are based on the work of an international network of the Group’s and Business lines’ safety prevention managers. It meets every two months to systematically monitor aspects of the Group’s safety policy: prevention of causes of serious accidents, improved reporting on safety performance indicators, feedback, interfacing with other internal organizations, report on subsidiary safety audits, etc. In addition, in accordance with the Group’s commitments, the pilot sessions of the training program “Managing Health and Safety at SUEZ”, intended for the Group’s managers and operational supervisors, were held in 2004.

Lastly, during the IED plenary session of October 2004, the first formal monitoring of the International Corporate Charter was presented. Joint work with the IED bureau on common monitoring of the Charter was initiated and should be completed by end 2005.

In addition to the dialog between management and labor, exchanges with all stakeholders are necessary to deal with labor issues in an international group. Thus, the International Social Observatory held a European meeting last March 18 in Brussels on the theme: “The right to education and training throughout life: a tremendous challenge for Europe”. The Moroccan delegation organized a symposium on April 14 in Casablanca on the topic of social upgrading of enterprises. A report from the work groups of each delegation is planned in the course of 2005.

	SEE			SEI
	2002	2003	2004	2002	2003	2004
WORKFORCE PER GEOGRAPHIC ZONE
European Union	16,873	15,570	16,607	154	135	194
Rest of Europe	547	998	5	42	48	45
North America				1,767	1,518	1,500
South America				1,416	1,414	1,474
Africa & Middle East				89	83
Asia & Oceania				1,034	1,103	1,079
TOTAL	17,420	16,568	16,612	4,502	4,301	4,292
	(100,0%)	(100,0%)	(100,0%)	(100,0%)	(100,0%)	(100,0%)

DISTRIBUTION OF WORKFORCE BY CATEGORY
Managers	2,714	2,800	2,675	697	851	922
Skilled technicians & Supervisors	2,742	2,074	2,053	1,204	1,042	779
Workers & technicians	11,964	11,694	11,884	2,601	2,408	2,591
TOTAL	17,420	16,568	16,612	4,502	4,301	4,292
	(100,0%)	(100,0%)	(100,0%)	(100,0%)	(100,0%)	(100,0%)

PROPORTION OF WOMEN IN GROUP
Proportion of women in workforce	19,6%	20,9%	21,1%	16,9%	17,6%	17,9%
	(100,0%)	(99,5%)	(100,0%)	(100,0%)	(99,9%)	(100,0%)
Proportion of women in management	13,1%	13,8%	13,5%	12,5%	19,0%	18,7%
	(100,0%)	(99,4%)	(100,0%)	(100,0%)	(80,1%)	(100,0%)

BREAKDOWN OF WORKFORCE PER CONTRACT TYPE
Open-ended contracts	92,9%	93,0%	92,6%	97,0%	94,7%	94,4%
Other	7,1%	7,0%	7,4%	3,0%	5,3%	5,6%
	(100,0%)	(99,8%)	(91,2%)	(100,0%)	(100,0%)	(100,0%)

AGE PYRAMID (for open-ended contracts)
younger than 25	2,7%	3,1%	3,5%	5,5%	4,2%	2,7%
25 - 29	6,5%	6,9%	8,0%	13,8%	13,8%	12,2%

	SEE						SEI
	2002		2003		2004		2002		2003		2004
30 - 34	10,8%		11,3%		11,1%		19,7%		18,7%		19,8%
35 - 39	12,2%		12,7%		13,6%		17,8%		18,0%		17,8%
40 - 44	13,6%		14,6%		16,0%		16,7%		17,0%		17,7%
45 - 49	14,9%		16,0%		18,2%		13,2%		14,2%		14,4%
50 - 54	17,4%		17,0%		17,7%		8,2%		8,1%		8,7%
55 - 59	21,1%		17,5%		11,5%		3,6%		4,2%		4,9%
60 - 64	0,9%		0,9%		0,4%		1,3%		1,5%		1,4%
65 and older	0,01%		0,0%		0,0%		0,2%		0,3%		0,4%
	(100,0%)		(100,0%)		(100%)		(98,5%)		(100,0%)		(100%)

EMPLOYMENT	S1•/•S2		S1•/•S2		S1•/•S2		S1•/•S2		S1•/•S2		S1•/•S2
Turnover *			10,13	%•/•			4,7	%•/•	4,7	%•/•
	3,9%•/•3,4%		4,3%		1,6%•/•1,9%		10,5%		10,3%		3,7%•/•4,9%
	(92,1	%)•/•	(95,0	%)•/•	(99,8	%)•/•	(94,3	%)•/•	(86,8	%)•/•	(99,4	%)•/•
	(91,4%)		(94,7%)		(91,3%)		(91,5%)		(85,6%)		(99,5%)
Voluntary turnover					1,2%•/•1,4%						3,4%•/•3,9%
					(99,8%)•/• (91,3%)						(99,4%)•/• (99,5%)
Hiring rate					4,2%•/•5,2%						7,6%•/•6,8%
					(99,8%)•/• (91,3%)						(99,4%)•/• (99,5%)
Hiring rate for open-ended contracts					40,9%•/• 43,5%						58,7%•/• 59,4%
					(99,8%)•/• (91,3%)						(99,4%)•/• (99,5%)
Percentage of disabled persons•/•average workforce					0,30%•/• 0,28%						0,12%•/• 0,07%
WORK CONDITIONS					S1•/•S2						S1•/•S2
Absenteeism (days absent••/••person)					13,1•/•11,3						7,6•/•8,3
					(99,6%)•/• (99,5%)						(100%)•/• (87,1%)
Overtime					2,3%•/•2,3%						5,8%•/•5,4%
					(100,0%)•/• (88,9%)						(98,4%)•/• (71,9%)
REMUNERATION
Average gross worker’s salary•/•minimum gross local salary	6,0		3,1		4,0		9,0		9,2		11,5
(Minimum value)	1,7		1,5		1,6		2,0		4,4		2,9
	(8,3%)		(72,3%)		(94,2%)		(77,7%)		(93,1%)		(78,3%)
Average gross salary•/•average gross salary in sector

	SEE			SEI
	2002	2003	2004	2002	2003	2004
Managers	1,9	1,8	1,6	3,2	1,6	1,9
	(88,5%)	(91,9%)	(95,6%)	(63,4%)	(97,6%)	(92,4%)
Skilled technicians & Supervisors	1,1	2,0	1,6	3,1	2,9	2,4
	(8,0%)	(81,5%)	(83,6%)	(68,9%)	(91,4%)	(86,5%)
Workers & technicians	1,9	2,0	1,4	2,3	2,1	2,3
	(8,3%)	(72,3%)	(94,2%)	(57,6%)	(93,1%)	(78,3%)
Average gross worker’s salary••/••local cost of living	3,6	3,0	4,0	5,2	4,6	6,8
	(8,3%)	(72,3%)	(94,2%)	(80,8%)	(93,1%)	(78,3%)

OCCUPATIONAL SAFETY
Number of accidental deaths (employees)	1	1	1	1	0	0
Frequency rate	5,68	5,95	4,19	5,96	5,06	4,49
Severity rate	0,12	0,15	0,10	0,06	0,11	0,08
	(87,6%)	(93,5%)	(99,1%)	(31,0%)	(100,0%)	(100,0%)

TRAINING
Percentage of workforce trained	69,0	74,0	72,7	58,1	59,1	66,6
	(89,5%)	(85,5%)	(99,5%)	(81,3%)	(92,5%)	(94,1%)
Proportion of managers and non-managers trained
Managers	13,6%	14,6%	15,3%	8,5%	13,2%	15,8%
Skilled technicians & Supervisors + Workers & Technicians	86,4%	85,4%	84,7%	91,5%	86,8%	84,2%
	(89,5%)	(88,0%)	(99,5%)	(81,3%)	(94,5%)	(94,1%)
Training costs per person (€ •/•pers.)	1237,4	1505,2	954,8	640,5	877,5	1489,1
	(89,5%)	(85,5%)	(99,5%)	(51,7%)	(86,7%)	(93,5%)
Hours of training per person (h•/•pers.)	37,2	38,8	39,4	84,5	90,0	63,9
	(89,5%)	(84,9%)	(99,5%)	(72,5%)	(91,6%)	(93,5%)
Training costs per hour of training (!•/•hour)	33,2	40,2	24,2	28,5	68,8	23,3
	(89,5%)	(84,9%)	(99,5%)	(81,3%)	(86,7%)	(98,9%)
Hours of training per topic
Trade techniques	7,8%	28,2%	40,3%	57,7%	66,6%	36,6%
Quality, Environment, Safety	2,1%	13,5%	11,9%	5,1%	10,6%	26,4%
Languages	1,6%	2,6%	3,1%	6,4%	6,3%	10,4%
Other	88,5%	55,6%	44,7%	30,8%	16,6%	26,6%
	(89,5%)	(82,8%)	(99,0%)	(81,3%)	(100,0%)	(99,4%)

	SES			SE
	2002	2003	2004	2002	2003	2004
WORKFORCE PER GEOGRAPHIC ZONE
European Union	60,237	62,768	61,340	61,268	45,917	47,743
Rest of Europe	4,808	2,965	2,224	1,282	2,873	83
North America	90	32	33	10,726	10,233	4,165
South America		501	523	18,158	18,319	14,959
Africa & Middle East	753	780	753	3,295	3,261	3,224
Asia & Oceania	1,001	1,106	1,523	2,311	2,566	2,607
TOTAL	66,889	68,152	66,396	97,040	83,169	72,781
	(100.0%)	(100.0%)	(100.0%)	(100.0%)	(100.0%)	(100.0%)
DISTRIBUTION OF WORKFORCE BY CATEGORY
Managers	7,940	7,860	7,925	7,318	5,965	6,494
Skilled technicians & Supervisors	13,289	15,312	13,958	11,068	10,117	9,633
Workers & technicians	45,134	44,765	44,513	77,807	58,077	56,654
TOTAL	66,363	67,937	66,396	96,193	74,159	72,781
	(99.2%)	(99.7)	(100.0%)	(99.1%)	(89.2%)	(100.0%)
PROPORTION OF WOMEN IN GROUP
Proportion of women in workforce	10.7%	10.4%	10.7%	17.2%	13.6%	18.1%
	(78.5%)	(98.4%)	(99.9%)	(91.8%)	(97.5%)	(99.7%)
Proportion of women in management	11.6%	11.0%	11.6%	21.3%	16.8%	20.8%
	(85.8%)	(98.1%)	(99.9%)	(86.7%)	(73.9%)	(99.7%)
BREAKDOWN OF WORKFORCE PER CONTRACT TYPE
Open-ended contracts	95.4%	95.4%	94.8%	92.5%	95.6%	94.8%
Other	4.6%	4.6%	5.2%	7.5%	4.4%	5.2%
	(83.6%)	(97.3%)	(97.1%)	(95.4%)	(76.1%)	(87.9%)
AGE PYRAMID (for open-ended contracts)
younger than 25	6.9%	6.4%	5.7%	5.8%	5.6%	5.4%
25 - 29	10.5%	10.3%	10.7%	11.0%	11.9%	10.5%
30 - 34	14.7%	13.6%	13.0%	15.2%	16.2%	14.6%
35 - 39	16.2%	16.0%	15.8%	16.7%	17.2%	16.6%
40 - 44	14.3%	15.0%	15.5%	15.8%	15.6%	16.4%
45 - 49	13.4%	14.0%	14.3%	14.1%	13.3%	14.1%
50 - 54	13.2%	13.7%	13.7%	11.5%	11.0%	11.7%
55 - 59	9.2%	9.4%	9.5%	7.2%	7.3%	8.0%
60 - 64	1.5%	1.5%	1.9%	2.3%	1.6%	2.3%
65 and older	0.1%	0.1%	0.1%	0.4%	0.3%	0.4%
	(82.4%)	(97.5%)	(99.5%)	(76.1%)	(96.4%)	(97.9%)

	SES				SE
	2002	2003		2004	2002	2003	2004
EMPLOYMENT	S1/S2	S1/S2		S1/S2	S1/S2	S1/S2	S1/S2
Turnover *	4.7% / 6.7%	9.2 6.0	% / %	4.4% / 4.4%	8.2% / 6.8%	6.2% / 5.3%	3.1% / 5.6%
	(58.8%)/ (77.1%)	(71.9 (73.6	%)/ %)	(58.3%)/ (95.9%)	(75.8%) (88.4%)	(60.5%) (65.7%)	(37.5%)/ (90.7%)
Voluntary turnover				2.5%/2.1%			1.4%/2.5%
				(58.3%)/ (95.9%)			(37.5%)/ (90.7%)
Hiring rate				7.6%/13.1%			7.7%/7.6%
				(58.3%)/ (95.9%)			(37.5%)/ (90.7%)
Hiring rate for open-ended contracts				61.2%/ 76.3%			56.8%/ 57.2%
				(58.3%)/ (95.9%)			(37.5%)/ (90.7%)
Percentage of disabled persons/average workforce				1.06%/ 1.09%			1.09%/ 2.69%
WORK CONDITIONS				S1/S2			S1/S2
Absenteeism (days absent/person)				10.6/15.4			11.0/11.0
				(84.0%)/ (83.0%)			(71.2%)/ (90.0%)
Overtime				2.6%/3.1%			4.1%/4.0%
				(83.1%)/ (68.6%)			(86.6%)/ (71.9%)
REMUNERATION
Average gross worker’s wage/local gross minimum wage	1.6	1.8		1.9	2.4	3.3	2.4
(Minimum value)	1,0	1,0		0.8	1,0	1,0	0.7
	(34.9%)	(75.1%)		(92.2%)	(80.7%)	(70.4%)	(93.0%)
Average gross wage/average gross wage in sector
Managers	1,0	0.8		0.9	1.4	1.3	1.3
	(69.5%)	(83.6%)		(95.4%)	(59.8%)	(61.2%)	(81.2%)
Skilled technicians & Supervisors	0.9	0.8		0.9	1.5	1.7	1.2
	(61.0%)	(85.1%)		(96.0%)	(74.0%)	(62.8%)	(87.0%)
Workers & Technicians	1.1	1,0		1.3	1.4	1.8	1.5
	(35.2%)	(73.1%)		(92.4%)	(89.2%)	(70.3%)	(92.7%)
Average gross worker’s wage/local cost of living	1.6	1.8		2	1.9	2,0	2.1
	(35.1%)	(75.1%)		(92.2%)	(82.7%)	(70.4%)	(92.8%)

	SES			SE
	2002	2003	2004	2002	2003	2004
OCCUPATIONAL SAFETY
Number of accidental deaths (employees)	1	3	2	15	7	9
Frequency rate	27.25	25.58	20.04	46.42	28.45	24.41
Severity rate	0.74	0.78	0.57	1.28	1.04	0.95
	(72.2%)	(79.9%)	(98.3%)	(82.8%)	(79.4%)	(98.2%)
TRAINING
Percentage of workforce trained	64.8	43.9	48.3	36.4	65.1	59.3
	(46.1%)	(69.1%)	(92.5%)	(79.5%)	(77.8%)	(86.9%)
Proportion of managers and non-managers trained
Managers	17.0%	16.3%	14.7%	9.5%	9.6%	8.6%
Skilled technicians & Supervisors + Workers & Technicians	83.0%	83.7%	85.3%	90.5%	90.4%	91.4%
	(46.1%)	(72.5%)	(92.5%)	(80.0%)	(69.2%)	(86.9%)
Training costs per person (€/pers.)	584.1	625.4	715.4	442,0	522.9	502.8
	(41.5%)	(62.9%)	(91.6%)	(79.5%)	(75.4%)	(86.2%)
Hours of training per person (h/pers.)	24,0	24.6	24.3	23.4	22.5	21.7
	(41.5%)	(59.5%)	(89.7%)	(79.5%)	(75.1%)	(86.5%)
Training costs per hour of training (€/hour)	26.7	27.6	29.4	24.5	22.5	23.1
	(41.5%)	(59.0%)	(92.9%)	(79.5%)	(75.1%)	(89.1%)
Hours of training per topic
Trade techniques	51.4%	54.1%	40,0%	30.4%	28,0%	33.4%
Quality, Environment, Safety	28.6%	24.4%	31.4%	30.1%	34.9%	34.6%
Languages	3.6%	5.3%	3.5%	7.3%	4.7%	4.2%
Other	16.4%	16.2%	25.1%	32.3%	32.3%	27.8%
	(46.1%)	(67.6%)	(94.3%)	(80.0%)	(75.2%)	(91.8%)

Methodological factors in 2004 corporate reporting

As part of the certification program initiated by SUEZ in 2002, and consistent with the recommendations made by the statutory Auditors, actions to improve corporate reporting were continued and two work groups were created comprising all the corporate reporting coordinators of the Business lines.

The first group conducted an exhaustive review of performance indicator definitions, to ensure they are relevant with regard to the various regulatory and social situations of the countries where the Group is established, in accordance with the priority that was set for 2004 (see RADD 2003). Sheets were drawn up for each indicator, including the definitions, examples, and describing how the information is used and exploited. At the same time, reliability and consistency checks were formalized for each indicator. Based on this work, a “user guide” was drawn up, containing all the reporting procedures, the social, commercial and financial issues involved, the reference texts, the indicator sheets, and the technical guide for the corporate reporting tool. This guide, finalized end 2004, will be available to the reporting network in the first half of fiscal 2005.

The second work group, whose members are the same as for the first work group, conducted an evaluation of the tool and made necessary changes. This new version is also scheduled to be implemented for the reporting year of the first half of 2005.

The work conducted by these two groups allowed the reporting perimeter to be improved for all indicators, and enhanced data reliability. The full reporting revision process begun in 2004 will be completed in 2005, which will be a test year for the changes made.

The quantitative corporate data in this report are generated by the HRD phase of TOPAZ, the Group consolidation tool. After collection, the data were processed and consolidated in accordance with wellidentified procedures and criteria.

•	TOPAZ/CARAT, a consolidation software package, allows the collection, processing, and recovery of the data input by SUEZ Group subsidiaries, which are local legal entities.

Each of these entities is assigned a financial consolidation method: full consolidation (FC), proportionate consolidation (PC), and equity affiliate (EM). This method also applies to the human resources department phase.

The corporate analyses performed and analyzed in this report pertain solely and exclusively to fully consolidated entities, in which SUEZ holds control, in terms of capital stock and management.

Once a company is fully consolidated in the SUEZ accounts, its corporate data are integrated 100%, regardless of the percentage of the capital stock which is held.

•	Reporting Perimeter. Each indicator is assigned a reporting perimeter which represents the indicator’s coverage as a percentage of the Group’s personnel (the personnel of the companies fully consolidated in SUEZ accounts).

This is because certain companies may not have communicated their data or the information submitted may have certain inconsistencies, which leads us to remove those companies from the reporting perimeter.

•	Two methods for the consolidation of indicators are employed:

•	clustering, for workforce structure and flow data, and work, training and safety conditions,

•	weighting by personnel level, for salaries.

•	The external data utilized to calculate compensation indicators are provided by UBIFRANCE under a contract for the collection of country data by the network of local economic missions. They are supplemented by the statistics of the World Bank and UNESCO, if appropriate. UBIFRANCE’s procedures are ISO 9000 certified and the data provided under this partnership is available at the SUEZ headquarters.

The following points regarding the data published in this report require clarification:

1) The total work force of the business lines is 631 persons fewer than the total work force published. This difference mainly relates to headquarters personnel, as well as to personnel working in communication and finance.

2) In internal reporting, a distinction is made between administrative and technical workers. For greater simplicity and clarity in processing the data, these two categories are combined in the information presented in the report.

3) The employees carried forward by the companies Electrabel, Fluxys, Distrigaz, Laborelec and N-Allo are integrated in the “non-active” workforce. This concerns all persons towards whom the Company has a contractual obligation up to the age of retirement/pension, but who no longer actually work for the Company. These employees, usually included in the various indicators, will be excluded from the perimeter starting in 2005. For 2004, it corresponds to an impact on the Group workforce of less than 1.5%.

4) The definitions of employee categories were revised in order to better account for the various regulatory and labor situations of Group operations. However, a few confusions may remain in certain entities between managers and administrative personnel. The risk of this confusion is that the number of managers may be underestimated by roughly 4%.

5) The turnover calculation method was modified. From now on, it only takes account of layoffs and resignations.

6) The remuneration indicators were specially examined in 2004. In particular, the reference sectors were revised, in conjunction with the HR Departments of the concerned Business lines, in order to better pinpoint the Group’s practices in each sector of activity in the main countries with operations. The result of this revision work served as a basis for the UBIFRANCE assignment for the 2004 fiscal year. The information on remunerations practiced in each sector, per country, is available from the Group’s Labor Relations Department, at SUEZ headquarters. Concerning “cost of living”, it is viewed through private consumption per person, based on information supplied by UBIFRANCE.

7) Given the time frames, training data is based on provisional data. The final data will not be available until the second half of the year.

8) The differences in the reporting perimeter among indicators under the “training” and “compensation” headings are the result of the method of processing and consolidating data: in the case of training, we have excluded companies that did not provide information on the number of trainees, even though expenses and/or training hours were submitted. In the case of compensation, data on minimum salaries and cost of living are generally known as of this date, either directly, or through an estimate by local statistical bodies. On the other hand, sector salaries in certain countries are not available until later in the year, which results in a difference in the reporting perimeters.

9) A few values of less than 1.0 were found for the “gross worker wages/local minimum wage” indicator. After checking, it was found to concern Group companies dedicated to professional insertion, or that have a high ratio of part-time workers.

10) For Polaniec, in Poland, the wage and training indicators were calculated based on the average monthly workforce in the second half, since data on the subsidiaries of this company is lacking for the first half. Given the stability of the workforce over the year, the impact is less than 4% on the scale of Polaniec, and insignificant on the scale of SEE (0.3%).

11) At LYDEC, inclusion in its average monthly workforce of the expatriates hosted by this company had an insignificant effect (0.8%) on the turnover ratios, hiring rate, training rate and wage rate of this company. On the SE scale, the impact is negligible (0.03%).

12) Concerning the number of disabled persons, the figures mentioned represent the total number of disabled employees declared relative to the average monthly workforce per half-year for the Branch concerned. These figures provide real information on the integration of disabled persons in the SUEZ companies, but we are not able to provide a perimeter of coverage for this indicator for the 2004 fiscal year.

4.5 ENVIRONMENTAL POLICY

Due to the nature of its businesses, SUEZ is at the center of challenges to the environment and sustainable development: climate change, pressure on water resources and energy resources, the protection of natural environments and natural heritage. While the Group’s businesses can have a positive impact on the environment, they also have an impact on natural environments and resources, which must be measured, controlled, and reduced to a minimum as part of a continuous improvement process. Moreover, potential environmental pollution or damage exposes the Group to various risks, which have the potential to generate additional costs, and to alter its image and reputation (see Section 4.7 “Risk Management”). Risk management is performed on a daily basis using a growing number of certified environmental management systems within the Group or risk management plans deployed for this purpose. Employee training, innovation, and research programs contribute to operational control and management of risks.

A network of persons responsible for implementation of the environmental policy

In 2004, the Group continued to strengthen its environmental organization and to deploy its network of Environmental Officers appointed for this purpose in the business lines for all activities relevant to the Group.

Through the network of Environmental Officers, the Group encourages subsidiaries to implement their environmental policy as a function of local economic conditions, their businesses, and the expectations of customers, manufacturers, and local governments.

At the end of fiscal year 2004, sales revenues for entities that have published an environmental commitment statement represented 84.5% of the sales relevant to the Group’s environmental impact. These policies may lead to the implementation of certified environmental management systems (EMS) in view of economic conditions and the advantages of such an approach. These systems are based on documentation and a comprehensive set of procedures, as well as objectives defined as part of a continuous improvement program. Such environmental management systems may then be certified externally. As of December 31, 2004, 43.5% of the relevant sales revenues were covered by certified environmental management systems (ISO 14001 certifications, EMAS registrations, ISO 9001 version 2000 certifications with an environmental section and local certifications). The Group holds 311 ISO 14001 certificates, 195 ISO 9001 version 2000 certificates containing an environmental section, 9 EMAS registrations, and 107 local certificates as of the end of 2004.

If implementing a certified or registered management system is not justifiable from an economic standpoint, the entities are encouraged to define an internal environmental management system that guarantees proper protection of the environment when they implement their strategy. For this reason, some Group entities felt it was more opportune to define their own management system standard and to recognize it internally. There were 140 such systems end 2004.

Furthermore, the Group has constantly striven to train personnel in environmental issues, as demonstrated by the portion of training devoted to “quality/safety/environment”. (28% of the total number of training hours) and the total amount invested in those programs (over 14 million of euros in 2004).

Environmental risk management policy – Law of July 30, 2003 on the prevention of technological risk

Risk management constitutes an essential component of the Group’s environmental policy. The environmental risks related to the most hazardous sites are covered by strict and precise international and domestic regulations. They are subject to regular inspections by government authorities.

Within the boundaries of the European Union, in 2003 the Group operated 8 Seveso “high threshold” sites, which are located in France, Belgium, Germany, Hungary, and Poland. As regards the environmental businesses, Teris, SUEZ Environment’s hazardous industrial waste treatment subsidiary, operates the sites at Pont de Claix (incineration of chlorine solvents) and Loon-Plage (incineration of hazardous industrial waste) in France, and its subsidiary SITA Remediation in Germany operates the Herne plant (treatment of hazardous industrial waste). For the Energy businesses, Fluxys and Fluxys LNG (EGE) operate the sites at Zeebrugge (liquefied natural gas terminal), Dudzele (liquefied natural gas storage unit), and Loenhout (underground natural gas storage) and Electrabel operates the Polaniec and Dunamenti sites.

The Teris-Pont de Claix site is a facility classified as Seveso “High Threshold”, due to its storage of hazardous industrial waste that can include highly toxic categories of waste. This facility is located at the center of a chemical platform that includes other Seveso “high threshold” facilities with which it shares intervention resources within an economic interest group and an environmental health and safety charter that is common to all operators of the platform. In particular, there is an internal fire department with 35 employees. The major accident prevention policies are based on a risk assessment methodology, an occupational health and safety policy, an environmental protection policy which is reflected by ISO 9001 and ISO 14001 certification, an annual environmental quality and safety progress plan, an inspection policy that minimizes the risks related to the operation of equipment, which relies on the chemical platform inspection office recognized by the government. The safety management system is audited by a third party at least every 3 years. This system complies with the Decree of May 10, 2000 and the environmental health and safety charter of the chemical platform. A hazards study conducted internally at the Teris site assesses the risks of potential accidents as well as protective measures to reduce the seriousness or probability of accidents. Since 2000, the rate of frequency and the rate of gravity of work accidents has been zero. No environmental accidents or external complaints have been recorded.

The Teris-Loon Plage facility is classified as Seveso “high threshold” due to its storage of hazardous industrial waste that may be classified as toxic. This facility was purchased from the Du Pont Company at the beginning of 2003. The major accident prevention policies are based on a risk assessment methodology, an occupational health and safety policy, an environmental protection policy, and an annual environmental quality and safety progress plan. ISO 9001 and ISO 14001 certifications are currently being renewed, certifications previously obtained by Du Pont. In 2004, the site was integrated in the Teris ISO 9001 and ISO 14001 certification perimeter. Its safety management system complies with the Decree of May 10, 2000. A hazards study conducted by Fairtec/Veritas was submitted for critical analysis by a third party expert (Technip) at the government’s request when the application for an operating permit was submitted. This permit was granted on April 23, 2003. An assessment of potential accident risks as well as the protective measures to reduce the gravity or probability of accidents was conducted using Du Pont’s Hazop methodology. Since Teris took over the site, the rate of frequency and the rate of gravity of work accidents has been zero.

The Herne site operated by SITA Remediation, a Teris subsidiary, uses pyrolysis to treat 30,000 tons of earth a year polluted with mercury, pyralene, and PAH (polycyclical aromatic hydrocarbons). The site is a Seveso “high threshold” facility due to the potential stock of PAH contained in the earth, which exceeds 200 tons, the German threshold limit. The site meets regulatory requirements. A special impact study was performed in 2003. An Environment manager and a Seveso manager were appointed by the Company to ensure proper implementation of the regulations. An annual 3-day audit is conducted by the German government’s environment and labor departments. This site was audited in 2003 by the SUEZ Environment environmental audit team. No major non-compliance or major environment risk was found. Moreover, the site is certified “Entsorgungsfachbetrieb”, a German environmental certification, subject to an annual government audit before renewal.

Each of the Seveso sites has an internal operations plan, providing for a “crisis unit” that is filed with the government. The plan is tested every year during exercises conducted jointly with the government and Civil Defense. The Teris Pont de Claix site is included in the internal operations plan for the chemical platform. Each of these three facilities has a mandatory system with a crisis procedure incumbent upon the management of Teris and SUEZ Environment.

Fluxys and Fluxys LNG are conducting a proactive risk control policy concerning wellbeing at work, industrial safety, and the environment.

In this context, Fluxys and Fluxys LNG aim to:

•	Integrate risk management in the processes via their Safety Management System (SMS);

•	Implement the best technologies available while taking economic realities into account;

•	Satisfy stakeholder expectations;

•	Take the sustainable development concept into account in its activities;

•	Comply with legal requirements;

•	Determine and distribute responsibilities and tasks;

•	Regularly set clearly defined Group and personnel objectives;

•	Seek a high protection level for people, goods and the environment;

•	Focus on preventive methods to manage risk;

•	Design, build, run and shut down facilities in a responsible manner;

•	Ensure appropriate training for each coworker;

•	Design and implement appropriate inspection, monitoring and maintenance programs;

•	Monitor third-party work;

•	Communicate this policy actively and efficiently at all levels of the Company;

•	Make the PPT committee a consultation platform;

•	Adapt the Wellbeing, Industrial Safety, Environmental and -Quality policy continuously, with the HSEQ steering committee for the responsibilities attributed to it;

•	Prepare to deal with emergency situations and serious accidents;

•	Regularly monitor and evaluate efforts and results;

•	Ensure that in the organization, each accident or incident is disclosed, examined and dealt with;

•	Draw the lessons from internal and external experience;

•	Regularly upgrade the prevention policy and evaluate and adapt the resulting action plans;

•	Seek ongoing improvement through internal and external audits.

Each coworker contributes to implementing this policy through his/her responsibilities, tasks and skills.

Management will apply the means available as efficiently as possible.

General management and the executives are committed to observing this policy and improving it when possible.

Fluxys has established competent internal teams to manage and control crisis situations resulting from serious incidents and major accidents of the Seveso type occurring at a facility operated by Fluxys or Fluxys LNG. The members of these teams have undergone special training in crisis management, and practical exercises are organized. An internal procedure as well as various instructions on crisis management have been prepared by Fluxys. In addition, operational headquarters have emergency plans that describe the local measures to be taken in the event of serious incidents or major accidents.

To face their legal obligation to compensate third parties in case of accidents involving their liability, Fluxys and Fluxys LNG have subscribed an insurance program with a reputable insurance company covering their third-party liability as operator and owner of the LNG terminal at Zeebrugge, Peak Shaving at Dudzele, and the underground storage facility at Loenhout.

In Poland, the Seveso II directive was transposed by the Polish Parliament on April 27, 2001. Based on the Ministry of Economy decree dated April 9, 2002, the Polaniec power plant was registered as a “high-risk site”. A prevention program for major industrial risks was developed and implemented in the Company. Due to the restructuring of the Company and the gradual reduction in the volume of concerned hazardous substances, this prevention program is currently being revised.

Lastly, the Dunamenti site in Hungary has been officially registered as a Seveso “high threshold” site since January 1, 2003 due to its large light fuel-oil storage capacity. Dunamenti is required to have such storage capacities by decree of the Hungarian government. A prevention program of major industrial risks was developed and implemented in the Company.

The management of industrial and environmental risks is divided into two modules: risk prevention and crisis management.

Active prevention of environmental risks

The operating business lines are encouraged to implement an environmental audit program for their sites. In the Energy businesses, specific internal procedures are in force at most of the sites to define environmental management responsibilities and oversee the effectiveness of the environmental audits that assess the environmental compliance of the facilities. Particular attention is paid to operating permits with respect to impacts on the air, water, waste, and noise. Moreover, the compliance of subcontractor practices, the prevention of accidental discharge, the temporary storage of hazardous waste on site, and the existence of serious event management procedures are specifically evaluated. These procedures are set up to reduce to a minimum the risk of noncompliance with regulations or the operating permit, and to demonstrate the Group’s commitment to contributing to protection of the environment and human populations. These audits are conducted at the request of the management of SEE and SEI, for the purpose of verifying the compliance of the procedures deployed with directives and related manuals.

Environmental risks within SUEZ Environment are methodically assessed: each sanitation site has undergone at least one environmental audit during the last three years. These audits make it possible to identify possible instances of non-compliance with current regulations, detect specific risks, and establish corrective action plans. Instances of non-compliance can be due to regular changes in the regulations which require operational upgrades, the result of acquisitions of facilities for which investments are planned, or simply the ageing of the facilities operated. The use of private operators is often justified by the problems in operating facilities subject to increasingly strict regulations. When SUEZ assumes responsibility for the management of facilities, some of them do not necessarily meet regulatory requirements. It is clear that, given the magnitude of the infrastructures, the investments and work necessary to overhaul a system often require several years in a given country. When an instance of non-compliance arises, SUEZ’s response may consist of improvement in the operational management of a site or investments to upgrade or replace equipment. Under service contracts, such decisions must be made with the consent of clients, local governments, or manufacturers. Certain investments remain their complete responsibility. Nevertheless, the Group makes an effort to warn its clients so that they can anticipate future regulations and standards. SUEZ Environment has launched an extensive program to increase awareness by local governments that have assigned the Group responsibility for management of their garbage incinerators, in order to anticipate the European environmental regulations in this area in

December 2005, which require a decrease in authorized emission thresholds. In certain instances, when our client has not invested in bringing its facility into compliance, we have terminated our management. This audit program conducted by the Operations, Research, and Environment Department is regularly presented to the senior management committee and is the subject of regular reporting. In the water sector, each subsidiary is responsible for its own environmental risk management unit. A centralized audit and inspection process, similar to the one established for waste, will be initiated in the near future. Audits will be performed with priority given to sanitation facilities, water treatment product storage facilities, and purification station sludge processing facilities. Risk prevention plans accompany or precede the establishment of an environmental management system.

There have been 62 complaints and 22 judgments related to environmental damage, for a total amount of 0.33 million of euros in indemnification. This is low is relation to the size of the Group, the industrial nature of its operations, and its direct expenditures for the environment. In 2004, environmental expenditures (investments and current operating expenses related to protection of the environment) totaled nearly 264 million of euros for energy operations and more than 2,004 million of euros for water and waste operations.

Crisis management to maintain operational continuity

The operating entities are urged to establish crisis management plans that include two principal elements: a mandatory system that permits immediate mobilization of crisis management resources and a crisis management unit that provides effective management throughout the duration of the crisis. This mechanism provides a crisis unit organization that is capable of assessing internal or external impacts, whether technical, social, medical, economic, or affecting reputation. Emphasis is placed upon awareness enhancement and training for crisis management teams, particularly through simulations, and on the development of a culture of exchange and sharing between local teams and their outside contacts.

The so-called “crisis” procedure makes it possible to inform the Group’s senior management if a serious event occurs. This system specifically covers the Water and Waste Services business, as well as nuclear activities, and operates 24 hours a day, every day of the year. It also provides useful feedback for the improvement of the Group’s crisis management procedures and risk management.

Enhancement of performance measurement and control systems

In order to direct its environmental policy actions, manage and control environmental risks, and promote communication of our environmental performance to our creditors, in 1999, SUEZ initiated a special reporting system. The system was developed on the basis of work performed conducted with organizations for international dialogue such as the Global Reporting Initiative and the World Business Council for Sustainable Development (WBCSD). The reporting carried out in 2004 and Group practices in the field contributed to the final development of procedures for collecting and disseminating information on the environment. The Group’s environmental information is also available in a SUEZ Sustainable Development and Activity Report.

Day-to-day environmental management

The environment policy is also designed to incite operational initiatives that respond to the principal challenges of sustainable development, such as climate change, the preservation of natural resources, and control of damaging effects. The Energy and Environment divisions have prepared specific action plans for this purpose.

Climatic change

The institutional framework governing carbon limitation is provided by the Kyoto Protocol and the European Directive on the European System for Tradable Emission Quotas (SEQEN). The number of countries ratifying the Kyoto Protocol continued to increase in 2004. We note in particular the ratification of the Protocol by Russia, allowing the Protocol to reach the threshold required for its entry into force (February 16, 2005). The European directive adopted in October 2003 established a multilateral market for emissions for the first time, through demanding objectives mandating the reduction of greenhouse gas emissions (GGE). A tight schedule required the incorporation of the directive into national law by December 31, 2003, as well as the adoption of national allocation plans by March 31, 2004. The time deadlines could not be met by all member States. However, it is practically certain that the agreement will become effective even if these two steps are somewhat delayed, though they are essential for the issuance of GGE emission permits to the entities concerned, establishing GGE reporting and monitoring rules, and allocating the quotas for each facility for the first commitment period running from January 1, 2005 through December 31, 2007.

The “Projects” directive (adopted in 2004), which amends the SEQEN directive lays down the terms according to which companies can use emission reductions generated abroad within the framework of CDM (Clean Development Mechanism) projects and JI (Joint Implementation) projects, in order to fulfill their European GGE reduction objectives in the SEQEN system. Here again, implementation of the directive in the national laws of the 25 member States (required by November 2005) must still determine the limits of use and practical steps through which projects will be submitted for approval.

With regard to Climatic Change, SUEZ is both subject to a risk –that of an increase in its electricity and heat production costs in the countries in Appendix B– and a range of opportunities that range from bigger margins allowed on electricity produced without related CO2 (nuclear, hydro, renewable), to the expected growth of the energy consulting market for large accounts (in which we have solid skills), to the development of special projects for reducing greenhouse gas emissions (GGE) that can be recovered through Joint Implementation (JI) or Clean Development Mechanisms (CDM).

In 2004, greenhouse gas emissions (GGE) for the Group totaled 81.9 million of tons eq. CO2 of which 74.4 million of tons eq. CO2 for energy production, 0.6 million of tons eq. CO2 for gas transmission and distribution, and 6.9 million of tons eq. CO2 for Environment activities.

Naturally, the impact of climatic change is particularly important for SUEZ electricity and heat generation activities in the European Union (mainly Electrabel and Elyo), since January 1, 2005 following the SEQEN directive. However, environment activities (in particular with methane emissions in discharges) and industrial service activities (in particular services intended to help our customers reduce their energy consumption) will be concerned as well.

The relative extent of these contradictory tendencies (risks and opportunities) still depends largely on the provisions the public authorities establish to satisfy their obligations relative to the Kyoto Protocol. However, through its early initiatives (learning by doing), through the unique combination of its professions in the environment, energy, liquefied natural gas trading and industrial services, through the flexibility of its generating facility, and through its organization –which combines dissemination of policies at Group level with the integration of actions at the level of the decentralized operational processes– SUEZ has a high level of preparation, positioning it favorably relative to its direct competitors.

The inclusion of Climatic Change in the entire Group’s vision and processes, both in terms of its current activities and the development of new projects, is a key step toward sustainable development and its long-term prosperity.

Within this framework, an ongoing effort to increase the knowledge of its GGEs is being made by all SUEZ businesses, with the help of the Tractebel Engineering Design Office. Annual computerized environmental reporting systems covering CO2 emissions have been established. Starting in January 2005, European activities concerned by the quota directive report on their emissions according to the national protocols, and must have them checked annually.

In 2004, Electrabel, in collaboration with Tractebel Engineering, systematically developed, for each of the 3 Belgian production sites concerned, a measurement and reporting protocol for CO2 emissions, in accordance with European regulations. Some of these sites can use up to six different fuels. These protocols allow detailed monitoring of data flows, the role and responsibility of each person involved, and centralized inventory management. In 2004, Fluxys also asked Tractebel Engineering to develop measurement and reporting protocols for CO2 and CH4 emissions for 6 sites eligible under the European system for greenhouse gas emission quota trading.

Following each institutional change implemented by the United Nations and Europe, the SUEZ Group was able to help its subsidiaries become aware of the issues far upstream of the process, and then to actively and knowledgeably participate in the development of national quota allocation plans (NQAPs) within the framework of the SEQEN European directive. SUEZ controls a wide range of more than a hundred facilities spread across 9 countries in expanded Europe, so only decentralized approach makes sense.

Given the many legal and technical uncertainties, and to avoid interfering with the efforts of its subsidiaries and their involvement in the national processes, SUEZ felt it was inappropriate to start by setting a global emission reduction objective other than the one resulting from the various policies and measures in the countries where it is active. Moreover, changes in perimeter (acquisition and sale of facilities with sharply contrasting performances) make quantitative monitoring of absolute values impossible.

However, today, and in fact since 1990, the Group has continually reduced specific CO2 emissions tied to its electricity and heat generation: use of natural gas and gas-steam turbines (combined cycle GST) for electricity generation, cogeneration for urban heating and industrial applications, and growing use of biomass in conventional facilities. Furthermore, SUEZ actively helps to develop and promote other renewable energies (onshore and offshore wind farms, hydro, and biomass) where economic circumstances allow. In 2004, renewable energies accounted for more than 6 GW of installed electricity equivalent (owned either 100% or in partnership).

In the environmental sector, efforts were geared toward “green vehicles” for waste collection, itinerary optimization, and methane collection from discharges and sewage sludge treatment.

SUEZ is also attentive to the opportunities that may arise within the framework of CDM and JI projects when the expected revenues make it possible to cover the additional costs related to GGE reduction measures. Several experiments are being pursued in both energy and the environment.

Cumulative experience enhances our ability to respond promptly to future changes in the carbon market. In all situations in which significant investments are required, an assessment of risk factors and the financial impact still presents many uncertainties in terms of, for example, fluctuations in fuel prices, particularly when a carbon limit is introduced, the possibility of being able to benefit from incentive mechanisms to promote renewable sources, the government deadlines required to obtain operating licenses for new facilities, or the market prices adopted in the European emission quota system. Experience with these materials is a key factor of success.

Management and preservation of natural resources

The growing scarcity or deterioration of the quality of water resources in certain countries where the Group operates has also prompted SUEZ to raise awareness of the need for integrated water resources management in its operations. This is an approach that integrates all problems associated with water and waste services (resource preservation, agriculture, regional development) and the resolution of potential conflicts through negotiations with all the principal parties. This gives the Group greater knowledge and, therefore, better control of the related risks, establishes its legitimacy as both a player in water management and a partner of government authorities, and helps the Group to anticipate future trends and markets.

Finally, preservation of natural resources is also achieved by promoting the recycling and reuse of non-hazardous and hazardous industrial waste. The proportion of recycled waste represents 61.1% of the total waste produced. The Group believes that the reuse of purification sludge (50.2% in 2004) in the form of agricultural fertilizers also constitutes a promising market. Thus, in 2003, the SUEZ Environment Operations and Research Department developed a sludge compostability test that guarantees the quality of the finished products, particularly with respect to spreading conditions.

Group companies carefully monitor the management and control of their various impacts on the environment, as shown by the announced performance levels in the summary table below.

SUEZ Environmental performance in 2004

Indicator description	2004 Data	Scope of coverage (% CA Relevant revenues covered)
Environmental policy or commitment statement	84.5% relevant revenues	99.1

Environmental management program	62.6% relevant revenues	99.1

Certified environmental management system	43.5% relevant revenues	99.1

Certified environmental management system – ISO 14001	311	99.1

Certified environmental management system – EMAS	9	99.1

Certified environmental management system – ISO 9000 2000 version with environmental section	195	99.1

Certified environmental management system - Other local standards	107	99.1

Environmental analyses	55.7% relevant revenues	99.1

Risk prevention plan	56.2% relevant revenues	99.1

Crisis management plan	64.7% relevant revenues	99.1

Companies publishing an environmental report	45.6% relevant revenues	97.2

Complaints related to the environment	62	99.1

Judgments related to the environment	22	99.1

Amount of indemnifications	€327k	99.1

Environmental costs – Energy business	€264.1m	100

Environmental costs – Environment business	€ 2,004m	100

Environmental provisions (refer to Note 15 of the appendix)	€ 4,629.6m	100

Primary energy consumption - Electricity and heat production	291,493 GWh	100

Primary energy consumption – Gas transport	1,564.3 GWh	89.1

Primary energy consumption – Waste treatment	973 GWh	99.7

Primary energy consumption – Collection and waste water treatment	123 GWh	100

Electrical consumption – Pumping stations	1,497 GWh	100

Electrical consumption – Waste treatment	320.4 GWh	99.7

Electrical consumption - Collection and waste water treatment	1,154 GWh	100

Electrical consumption – Drinking water supply	1,896 GWh	100

Total greenhouse gas emissions	81.9 M eq. tons CO2	100

CO2 emissions – Energy production	74.4 M tons	100

CO2 emissions – Gas transport and distribution	0.3 M tons	100

CH4 emissions – Gas transport and distribution	18.6 k tons	89

GES emissions – Industrial landfill centers	3.5 M tons	99.7

GES emissions – Incineration	2.5 M eq. tons CO2	99.8

CO2 emissions – Vehicle fleet	0.9 M tons	95

GHG emissions – Waste water treatment	0.04 M eq. tons CO2	100

CO2 emissions prevented – Recycling of materials and energy (waste professions)	14.3 M eq. tons CO2	99.8

NOx emissions	127,535 tons	100

SO2 emissions	226,142 tons	100

Dust emissions	16,646 tons	100

Installed power – Renewable sources	5 GW el eq.	100

Vehicle fleet –% “green” vehicles in the fleet	68%	98.7

Industrial water consumption – Surface water	28.5 Mm3	82.2

Industrial water consumption – Ground water	7.3 Mm3	98.6

Industrial water consumption – Public systems	26.4 Mm3	98.8

Cooling water consumption – Evaporated surface water	134.1 Mm3	100

Cooling water consumption – Ground water	7.7 Mm3	100

Cooling water consumption – Public systems	3.7 Mm3	100

Specific waste production – Fly ash, residue from household waste incineration fumes	3.3 M tons	99.9

Specific waste production – Cinder, clinker	2.8 M tons	99.9

Specific waste production – Desulphurization subproducts, gypsum	0.2 M tons	100

Specific waste production – Sludge from waste water treatment plants	0.6 M tons	100

Non-specific waste production - Non-hazardous	1.5 M tons	95.5

Non-specific waste production – Hazardous	0.1 M tons	93.5

Recycling - Waste and byproducts except sludge	61.1%	94.5

Recycling - Sludge from waste water treatment plants	50.2%	100

Waste energy conversion – Electricity production (incinerators and B.O.T.)	2074 GWh	100

Waste energy conversion – Heat production (incinerators)	2189 GWh	100

Quantity of leachates collected	2.9 Mm3	99.7

Quantity of leachates treated	3.3 Mm3	99.7

Pollutant load treated by waste systems (DBO5 eliminated)	591 k tons per year	100

Technical yield of drinking water transport systems	72.8%	100

Radioactive gas emissions – Rare gases	18.4 Tbq	100

Radioactive gas emissions – Iodine	0.074 GBq	100

Radioactive gas emissions – Aerosols	0.0015 GBq	100

Radioactive nuclear waste (low and medium activity)	147.9 m3	100

Radioactive liquid waste – Beta and Gamma emitters	44.6 Gbq	100

Radioactive liquid waste – Tritium	45.5 Tbq	100

Methodological elements in 2004 environmental reporting

To ensure the transparency and reliability of the data disclosed, SUEZ has made a commitment to a progressive program for verification by its auditors of the quality of the published environmental and corporate information. The first phase, which was conducted on the data of the 2001 fiscal year, consisted of a review of the performance indicator feedback procedures. In 2003 and 2004, the work performed led to the writing of a booklet regarding environmental and corporate data feedback procedures and on the quality of a limited number of indicators. Based on the recommendations made by its statutory auditors, SUEZ continued to enhance its environmental and corporate reporting systems in 2004.

For environmental reporting, the year 2004 was marked by the completion of work in the following five areas: enhancement of reporting procedures, revision of performance indicators and development of more robust, more comprehensive consistency checks, revision of methodology to calculate environmental costs, and improvement of computerized environmental reporting solution.

The procedures for defining the environmental reporting perimeter were confirmed in order to cover all performances and impacts of facilities for which the Group has operational technical control. In 2004, the legal entities included in the reporting perimeter are those whose operations are relevant in terms of environmental impact (energy trading and financial operations excluded), and are fully or proportionately consolidated (according to the financial consolidation rules). These entities report the performances and impacts of facilities for which they have operational technical control, including for facilities operated on behalf of third parties. These amounts are then consolidated taking account of the financial integration ratio, except for the figures from environmental management systems (EMS) and the figures from sites covered by EMS, which are fully consolidated.

Based on consolidated revenues, relevant revenues (after excluding revenues generated by activities considered irrelevant in terms of environmental impact) are defined and identified for each legal entity. Coverage of these relevant revenues by each environmental management indicator is specified in the 2004 SUEZ Environmental performance summary table.

The year 2004 was also an opportunity to strengthen and deploy environmental data feedback procedures. The system of environmental data feedback procedures consists of a standard instruction to be implemented at the appropriate levels of the reporting process. The deployment of procedures across the Group is based on a network of environmental contact persons and authorized coordinators. These working instructions and procedures describe in detail the phases for the collection, control, consolidation, validation, and transmission of environmental data at the various levels of the organization, and the rules for defining the consolidation perimeter. They also include technical documents that provide methodological guidelines for calculating some indicators. The environmental data feedback procedures manual is available on the SUEZ website (www.suez.com).

The indicators used to measure the environmental performance of the Group’s businesses, and for which the statutory auditors made recommendations, were reviewed and specified according to the legal information disclosure requirements under the French New Economic Regulations and the law on technological risks. Indicator definitions benefited from comments by the operating managers represented in a dedicated work group. Each indicator was also evaluated to define and formalize the nature of the validity controls to be implemented. These controls are based on studies of variations from one reporting period to another, and on studies of consistency and relevance within a business. The 2004 version of the SUEZ Environmental reporting guide is available on the SUEZ website at http://www.suez.com.

To take account of the specific aspects of each Group activity while ensuring homogeneity of the reported impacts, and to comply with the various national legislations in this area, waste definitions and categories were revised and specified. Today, a distinction is made between specific waste and non-specific waste. The latter are broken down into hazardous waste and non-hazardous waste.

In Energy activities, in order to manage the effects of on-site storage before elimination or conversion, the definition of the waste specifies that only volumes of waste leaving the sites where they were produced can be brought back. However, certain international sites (SEI) permanently store or directly convert part of their waste on their own site. The amounts of waste not weighed when leaving the plant are estimated based on the quantities of fuel burned. The quantities converted on their own site are also included in the quantities converted. The data reported for 2004 already includes these quantities, despite an initial definition that was more restrictive. The definitions of fly ash and cinder and the definition of converted waste will be expanded in 2005 to incorporate these points.

Furthermore, the quantities of cinder and clinker are recorded as gross weighed quantities (i.e. including moisture content). When the quantities are calculated as dry weight, based on the volumes of fuel burned, and not weighed, they are adjusted to take account of the actual average moisture content observed on each of the sites concerned.

As concerns the volumes of water used in open circuits (one site concerned) and semi-closed circuits (one site concerned) to transport cinder, they are recorded as industrial process water despite a more restrictive definition. This definition will be modified accordingly for the next fiscal period.

This comment also applies to the volumes of water removed for de-SOx facilities.

New indicators have been added to better reflect the impact of the Group’s activities. Indicators relative to electricity generated by nuclear facilities have been completed. The indicator formerly called leachate production is now replaced by two indicators: quantities of leachate collected, and quantities of leachate treated and returned to the environment or to the networks. The production of sludge by waster water treatment stations, and their consumption in primary energy, is now published.

On the basis of the work initiated over the two previous fiscal periods to assess the total environmental costs, SUEZ teams, supported by Tractebel Engineering experts, improved the methodology for calculating applied in the Energy businesses. This calculation methods was developed by determining standard profiles that make it possible to show, for each relevant and representative business, the portion of investments and operating costs related to the environment out of the total amounts expended. For this purpose, meetings were held with operating, environmental and accounting managers. The cost profiles established in this way cover all of the Group’s Energy operations and apply to 2004 accounting data.

The reliability of the reporting process, the coverage of the reporting perimeter, and the improvement of environmental performance indicator definitions are the subject of constant focus. Furthermore, when substantial corrections are required relative to the data published the previous year, the values that are revised at the level of SUEZ are published in the activity and sustainable development report. The revision of data N-1 is mainly required if certain subsidiaries were not able to report their indicators at the appropriate time. If the data is available, environmental performances are also recalculated to allow a comparison of performances without the perimeter effect.

Finally, in accordance with the commitments made for 2004, SUEZ worked to improve the value control system by deploying a new version of its tool for the collection, processing, and recovery of the environmental data input by operating entities. CERIS, an environmental reporting solution developed by SUEZ in 2003 in its first version, manages the Environment Officer network, the documentation for the environmental reporting perimeter, the input, control, and consolidation of indicators, the publication of reports, and, finally, delivery or production of the documentation necessary for data collection and control of data feedback. This tool currently covers all the business lines and is now deployed in certain business lines and subsidiaries. Furthermore, an audit was conducted at CERIS by the Group’s internal audit team.

The correspondence of the Group environmental performance indicators with the NRE and the GRI is documented in the environmental performance summary table published in the annual activity and sustainable development report.

4.6 INNOVATION POLICY

The purpose of the SUEZ Innovation strategy is to make available to each of its customers the services that are best suited to their current and future needs.

In 2004, there were three principal objectives that informed this strategy:

•	meet the increasingly exacting demand for sustainable development thanks to its dual expertise in energy and environment;

•	develop new services for municipal and industrial customers with targeted offerings;

•	improve productivity, in particular through increased sharing of innovation between entities, through frequent use of new information and communication technologies, and through advances in modeling.

The Group’s policy in innovation relies on its steady efforts to stimulate and promote initiatives for innovative technical and commercial projects.

In the technical area, SUEZ is supported by its Research & Development (R&D), to which it allocated a total of 85 million of euros in 2004 and filed 15 patents.

For a comparable scope of coverage, it had allocated 79 million of euros in 2003, 99 million of euros in 2002 and 100 million of euros in 2001, with 13 patents in 2003, 19 in 2002 and 13 in 2001.

R&D is mainly conducted in the research centers:

•	Laborelec (160 employees), based near Brussels, has expertise in electricity and related energy production, distribution, and utilization and sustainable development operations.

It is particularly at the cutting edge in energy quality control and management, and knowledge of the behavior of materials used in gas turbines, and their vibration control.

More precisely, its expertise is split into five product lines:

•	“Electricity generation systems and metrology”, where skills are developed in terms of “electricity quality”, “electromagnetic compatibility, “medium- and low-voltage protection systems”, and “calibration and conformity checks of electrical measurement equipment”,

•	“Industrial applications”, where all skills are developed to allow auditing of energy facilities and training of industrial companies in the rational use of energy,

•	“Chemicals, thermodynamics and combustion technologies”, where skills are developed in water conditioning for the various water systems of nuclear, conventional, gas-steam and cogeneration power plants. This product line also handles modeling and technical and economic optimization of combustion in the various types of power plants using conventional or alternative fuels,

•	“Electrotechnical equipment”, where skills mainly involve lighting qualification and optimization, electrical equipment safety, matching of equipment to distribution networks, and lubrication and chemical analyses of insulating oils for electromechanical equipment,

•	“Materials and sound and vibration control”, where skills concern qualification and aging studies for materials used in electric machines, gas turbines, steam turbines and steam generators, vibrational control of rotating machines, and control of sound behavior.

A cross-business skill supports the five areas of expertise: “automation and information systems”, where skills are developed in control, remote control, remote transmission and development of IT systems.

Laborelec also has a pilot project allowing energy consumption to be qualified and optimized for cold generation and for industrial firms, according to their needs.

•	Elyo Cylergie (12 employees), based near Lyons, whose expertise is employed in energy service operations, with an emphasis on energy efficiency, control of environmental impact, health and comfort, and monitoring of performance commitments.

•	Metrology and result indicators, an excellent source of metrics and differentiating tools adapted to service contracts with result commitments,

•	Studies to optimize energy and increase its reliability, which generate innovative results in terms of diagnosis tools and operating aids,

•	Environment, health and comfort, sources of new solutions to deal with increasingly complex situations (issues, regulations, requirements) concerning impact on the atmosphere (external) and the ambience (internal),

•	Plus a cross-business area: sharing and promoting innovation.

•	CIRSEE (120 researchers and experts), based in the Paris region. Its skills cover the fields of drinking water, waste water, and waste. Its skills are contained in four areas of expertise:

•	“Drinking water quality”, where the knowledge, resources and tools required to supply quality water taking the entire water cycle into account – from the resource to the tap – are developed,

•	“Organic effluents” where skills are developed in the treatment of organic effluents, in order to reduce the risk of noncompliant discharges into the natural environment.

•	“Analytical expertise”, where the analytical tools are set up that are required to evaluate potential risks in the fields of drinking water, waste water, water reuse, sludge, and solid waste,

•	“Trade computing”, where know-how is developed in automation, control and remote management for the water and cleanliness businesses.

In the field of waste, CIRSEE works in close collaboration with the Waste Research and Expertise Department based in Gargenville, which specializes in studying solid waste. CIRSEE contributes its analytical expertise and skills in organic waste treatment. It also closely collaborates with the Centre Technique Comptage of Lyonnaise des Eaux France in Lyon (AXEO) and with the Northumbrian Water Technology Center in Newcastle (GB) for research and expertise in network assets.

CIRSEE has many pilots units, such as:

•	A pilot unit simulating an internal hot water system to study problems tied to legionella, amoebae and biofilm,

•	A pilot unit simulating a drinking water network to study the disappearance of disinfectant or chlorination in networks and the formation of tastes and smells,

•	A respirometer for sludge and waste,

•	A pilot unit for characterizing the typology of waste water in order to optimize its treatment,

•	Pilot units for membrane treatment,

•	As well as analytical laboratories in organic chemistry, inorganic chemistry and biology.

•	CERDEG (about 40 employees) based in the Paris region, and Denard (5 employees) based in the United States. The activity of these two centers focuses on designing new products and processes for the treatment of waste water, drinking water and seawater (desalination).

CERDEG has skills in four areas of expertise:

•	“Drinking water, reuse and desalination processes, and membrane products”, an area with a heavy focus on implementing membrane technologies in various types of water treatment applications. Preservation of water resources and sanitary safety are the two fields that support development of this work,

•	“Sludge processes and products”, whose work, heavily rooted in the fields of energy (preservation and energy from biomass), sanitary safety (hygienization), and volume reduction, hinge on the development and implementation of thermal processes,

•	“Biological processes and aeration tanks”, which is geared toward the protection of aquatic environments and waste reduction, with a heavy emphasis on nutrient issues and sludge reduction processes,

•	“Physicochemical products and separation”, whose activity focuses on key technologies for our business, oxidation, conditioning, and separation.

Lastly, a fifth, cross-business area is dedicated to smells and improving lifestyle. This area focuses its development mainly on treating gas emissions, characterizing smells (olfactometry, determination of volatile organic compounds) and treating them.

In a complementary approach, Denard focuses its expertise on two specific skills:

•	UV disinfection,

•	quick separation.

The two research centers each have:

•	a research hall,

•	a large group of pilot units and prototypes (fifty in all),

•	an analytical laboratory,

that ensure the development of the products of tomorrow.

•	ONDEO IS (15 employees) is a European network dedicated to the industrial market, specializing in its main markets: delivery of industrial water to various sectors (petroleum and energy, pharmaceuticals, microelectronics, agribusiness, etc.).

Among the results of R&D in 2004, we provide a few examples:

•	For SUEZ Energy Europe and International:

•	Demonstration of feasibility and determination of constraints tied to direct connection (without going via the transmission or distribution network) of a combined cycle power plant with an induction furnace, in order to avoid electricity transmission costs,

•	Development of a simulation model for energy market balances, to take advantage of the ratio variability between cost of fuel and price of electricity,

•	Checking compatibility of compacted radioactive waste residue with its storage site,

•	Resolution of corrosion problems on gas networks in order to increase the life and reduce risks of breakage,

•	Development of fuel diagnosis and quality tools in gas furnaces in order reduce emissions,

•	Continuation of qualification program to enable participation of LM 6000s in “Very fast reserve” (roughly 1 ms) to maintain network frequency,

•	Resolution of damage caused by lightning to blades and transformer of wind turbines in order to integrate protective systems.

•	For SUEZ Energy Service:

•	Development of a full line of control solutions for source and HTB power stations in the French electricity network,

•	Development of a system for strengthening the foundations of very high voltage power transmission poles,

•	Development of a new technology for repairing valves on steam lines of nuclear power plants,

•	Development of version 1.3 of Optimal Power Flow for electricity transmission networks,

•	In partnership with an industrial gas specialist, short-term qualification of pulse combustion process in small and medium-size gas boilers to reduce NOx emissions,

•	Study of composition of nitrogen oxides in combustion and cogeneration units to anticipate regulations,

•	Adaptation of VALERI (monitoring of emissions from large combustion and incineration facilities) to take account of future regulations and maintain a technological edge.

•	For SUEZ Environment:

•	Validation of use of micro-flocculation in pre-treatment by ultrafiltration to supply surface water for various industries,

•	Qualification of new “HPW process” product line (combination of reverse osmosis, electrodialysis and ultrafiltration) for production of water for pharmaceutical plants,

•	Adaptation of Cristal process (ultrafiltration with injection of powdered activated carbon) to front-end operation, which greatly reduces energy consumption,

•	Qualification of technologies enabling treatment of pharmaceutical or care products (PPCP) in drinking water, and therefore to comply with the more stringent standards that are likely,

•	Definition of an analytical protocol for molecular biology to detect the “microsporidium” protozoa,

•	Qualification of a calculation model for forecasting the production of leachates in discharges,

•	Qualification of the advantages of using compost for the revegetation of discharges,

•	Qualification of use of ferric chloride micro-coagulation in ultrafiltration treatment,

•	Cyclor, a biological treatment process whose 2004 commercial success is promising for the future,

•	Definition of six classes of seawater in order to choose the right reverse osmosis pre-treatments,

•	Qualification of Toccata process for destroying residual ozone in drinking water systems,

•	Qualification of doubling of speed (40 m/h) in RICTOR on Canadian cold water,

•	Development of an energy audit methodology for minimizing energy consumption in water treatment plants,

•	Development of an OGAR technology platform for automated control of treatment plants guaranteeing the quality of discharges into the environment (protected by 9 patents).

As concerns innovation, SUEZ mainly uses two tools for its promotion and management.

Innovation Initiative Trophies reward employees or teams for operational achievements in four categories: technology, sales, management, or interdisciplinary achievements.

The 18th campaign launched end 2003 resulted in the awarding of 39 trophies on June 22, 2004, among which 9 major prizes.

•	ECOFLOW, a new concept of commercial offering for off-site treatment of industrial effluents. It involves selling the unused capacity of an industrial treatment station to other companies, such as small and medium-size enterprises that must deal with increasingly stringent legislation, or large industrial companies that have occasional needs.

•	PAMELA: real-time information by telephone. PAMELA (automatic production of messages tied to alerts) delivers personalized, real-time information by telephone that is targeted for a city or a neighborhood. 10,000 homes can be contacted in less than one hour, i.e. the equivalent of a city of 35,000 residents. This service is activated early in the crisis and also announces the return to normal service.

•	INEO CAPITALE: consensus on a reorganization. Instead of forcing on 1,500 employees belonging to 18 different entities, the objectives of the approach to be adopted, INEO suggested that they think together about how to “keep the Paris market”. As part of this approach, the project was developed without the help of consultants and resulted in a consensus: the need to reorganize. Reorganization was conducted smoothly despite having to move 500 people and change 18 entities into 8.

•	ESSALAMA: a pioneering approach in safety: LYDEC, in charge of electricity, water distribution and the sanitation department of Casablanca, decided to be more demanding than the current Moroccan legislation. After reviewing the situation, target training programs were set up (occupational risks, driving risks, first aid, etc.). The work conditions were controlled through checks and evaluations. In parallel, management, the employee representatives and subcontractors committed themselves by signing the Safety and Environmental Charter. NGOs were also involved in the process. The drop in accidents was very significant.

•	MORE: to boost SUEZ’s internal market. By setting up a Web tool, the various SUEZ companies pooled their recruitment processes, their best practices, and their candidate records.

•	RICTOR: high-speed flotation. Based on an idea suggested by the Finnish firm RICTOR (“turbulent flotation”, which multiplies separation speeds threefold), Degrémont has marketed a line of standard apparatus of the same name in record time. Their civil engineering structure covers a ground area that is smaller than conventional systems and their equipment is less costly. They can be integrated in an existing structure.

•	Gasification: the most profitable way to convert waste into energy. Laborélec/Electrabel set up a circulating fluidized bed gasification process as an alternative to atomization, before direct co-combustion of wood waste. This method offers a profitable solution to the demand for renewable energy and the need for cheap fuel to produce electricity.

•	Job project advisors: GEPSA, specialized in the mixed management of penitentiaries, has proposed that the administration create a “missing link” to reintegrate released persons on the job market. Thanks to this approach, which decreases the recidivism rate by 33%, GEPSA has been asked to manage 16 penitentiary.

The Value Creation Label is given to projects that received an Innovation Initiative Trophy three or four months earlier.

In 2004, the 2000 and 2001 Trophy recipients were reviewed.

Three “sales” awards were approved:

•	Energy-Efficiency Advisory Service program – Laborelec (Trophy 2001)

This service, which allows energy consumption per customer production unit to be reduced thanks to energy audits, was first implemented at Volvo. It has since been implemented in Belgium and Germany (from 2001 to 2004 = 70 contracts). These contracts were not only profitable for Laborelec; they also allowed Electrabel to keep large customers and recover a few.

•	SynOptis, an engineering tool for collecting household waste – Sita France (Trophy 2001)

This tools allows a geographic information system to be coupled with the database allowing sizing of household waste collection and passage optimization.

After its initial success in Lyon, this type of tool was reused several times. Other tools were also added, allowing significant contracts to be won, as with Rennes and Montpellier. This offers an edge over the competition (such as ONYX), which is not equipped with such a system.

•	Gas trading hub program in Continental Europe - Fluxys (Trophy 2001)

Huberator manages and controls all gas transactions at the Zeebrugge hub. Zeebrugge now imports 15% of Continental European consumption. Huberator has become a key market place, with more than 45 active companies.

One “management” award was approved:

•	“Safety and occupational health” management system - Electrabel (Trophy 2001)

This management system, which generates a strong decrease in the accident frequency rate, was first used in electricity production. It was then successfully implemented in distribution in Flanders, in Brussels and in Wallonia. It is being deployed in three Mexican subsidiaries and one South Korean subsidiary.

The Group’s e-business program, launched in 2002 and designed to improve internal productivity and service quality by promoting and using Internet technologies in the various businesses and functions. This program is based on five themes:

•	Customer relations: The deployment of Web and extranet portals and e-accounting solutions (paperless customer invoicing) for corporate customers. These services are designed to both improve our customer service quality and optimize customer management costs. Overall, 2,000 large accounts have access to a customized extranet interface for on-line management of their contract. Furthermore, Electrabel issued 45,000 paperless electronic invoices to corporate customers in 2004.

•	Supplier relations: As part of its “Opting” purchasing optimization program, the use of electronic call for tenders and auctioning tools has become systematic. Furthermore, the following was deployed in the Group in 2004:

•	The PACHA buying portal, containing all blanket orders with referenced “Opting” suppliers. It allows global distribution of the Group’s blanket orders to all buyers.

•	E-procurement solutions to optimize access to supplier catalogs and order/reception processes. Overall, 134 million euros of purchases, corresponding to 127,000 electronic orders, were placed via e-procurement in 2004.

Lastly, the first pilot systems for electronic reception of supplier invoices (e-invoicing) and on-line travel reservations were initiated in 2004.

•	Personnel relations: More than 1,500 applicants were recruited using the on-line Web recruitment platform, deployed on 23 of the Group’s Internet and intranet sites. More than 5,000 employees have uploaded a personal file or a resume, as a means for promoting internal mobility in the Group. Intranet solutions for on-line management of human resource data (“who’s who”, organization charts, time and vacation management, expense accounts, etc.) via an employee portal were deployed among 8,500 employees in France and Belgium. Lastly, pilot experiments in on-line training were conducted at SUEZ University.

•	Knowledge sharing and collaborative work: This program includes the implementation of synchronous work solutions (web conferences) and asynchronous work solutions (shared libraries, forums, directories, etc.). In 2004, 1,800 virtual meetings (webmeetings) were held, involving close to 5,000 participants. As part of the Group’s knowledge sharing program, more than 100 communities of practice in various areas of technical and functional expertise use collaborative work platforms to facilitate knowledge exchanges and sharing. Furthermore, several of the Group’s entities (in particular in engineering) deploy Web collaboration platforms to optimize management of their projects with their customers and suppliers.

•	Mobile solutions: Deployment of mobile solutions for maintenance and plant technicians is being continued in all the Group’s businesses (water, waste, energy, and services). In all, approximately 3,200 technicians have mobile solutions allowing real-time management of field operations and optimization of their rounds. In addition, solutions for real-time access to office computer information (e-mail, diaries, contacts, etc.) using Smartphone terminals are currently being deployed for Group managers.

Lastly, seven e-business projects have received an Initiatives Innovation Trophy 2004: the Procope and Noémie e-procurement projects, optimization of rounds via the Web at SITA France, e-collaboration at Degrémont, centralized technical management via Internet at Lyonnaise des Eaux France, remote assistance via webmeeting at Elyo, and the MORE (Mobility-Recruitment) project for managing internal mobility and external recruitment via the Web, received a major prize in the Management category.

4.7 R ISK MANAGEMENT

The Group has established an integrated Enterprise Risk Management (ERM) policy that covers all risk management and assessment technologies previously existing in the Group and is designed to provide a complete vision of the risk portfolio, using methodologies and tools that are common to all the divisions and operating departments.

Because it is integrated in the Company’s key processes, this ERM architecture is part of the Company’s internal audit and control system and will be periodically evaluated by Audit.

To coordinate this new approach for the entire Group, a Chief Risk Officer (CRO) was appointed in 2003. This position reports directly to the President of the Group and covers both this ERM function as well as Audit and Insurance in particular. A network of Risk Officers was introduced during 2004 in the various Group entities in order to deploy these new tools and methodologies. This network is coordinated by the Group Risk Officer, who, together with four functional directors (Audit, Insurance, Internal Control and Management Control), forms the Risk Advisory Committee, which meets quarterly. A report is due to be submitted to the Executive Committee and Audit Committee during 2005.

4.7.1 Industrial risks and risks related to the economic, commercial, and contractual environment

Emerging Countries Risks

Even though the Group’s operations are concentrated mainly in Europe and North America, which represented 89% of consolidated revenues and 77% of capital employed in 2004, the Group operates its businesses in markets worldwide, specifically in emerging countries.

The Group’s operations in those countries present a certain number of potential risks that are higher than in developed countries, specifically volatility in GDP, economic and governmental instability, changing regulations, nationalization or expropriation of private assets, collection difficulties, social unrest, significant fluctuations in interest and currency exchange rates, income and other taxes levied by governments and local authorities, currency exchange control measures, and other unfavorable interventions and restrictions imposed by governments.

The Group manages these risks through partnerships and contractual negotiations specific to each facility. It makes its decision to establish a presence in emerging countries by applying a selective strategy, which became even more stringent under the measures of the Group’s 2003-2004 action plan.

Developments in 2004 for SUEZ Environment in Argentina, the Philippines, and Indonesia are described in Section 4.3.2.

Regulatory and Competitive Risks

Many aspects of the Group’s businesses, particularly the production, transmission, and distribution of electrical power, the transport and distribution of natural gas and liquid natural gas (LNG), water management, nuclear facilities operation and maintenance, and waste collection and treatment are subject to strict regulations on the European, national, and local level (licenses, permits, authorizations, etc.). Regulatory changes may affect the Group’s prices, margins, investments, operations, systems and, consequently, its strategy and profitability. Even though it is impossible to foresee all regulatory changes, the Group diversifies this risk by operating its principal businesses in different countries which each have their own particular regulatory system.

Most Group businesses are subject to strong competitive pressure from major international operators, and from “niche” companies in certain markets. In the energy sector, the deregulation of electricity and gas markets both in Europe and in the United States has opened the door to new competitors, brought volatility into the market, and shortened contract terms. This competitive pressure could have a significant negative impact on the companies’ sales prices, margins, and market shares, particularly in Belgium. SUEZ’s businesses in Environment (Water and Waste Services) are also subject to strong competitive pressure from both local and international operators, with resulting tensions on sales prices to industrial or municipal customers.

Group businesses are subject to a number of laws and regulations governing environmental protection, health protection, and safety standards. These provisions primarily relate to air quality, water discharges, drinking water quality, the treatment of hazardous and non-hazardous waste, nuclear plant and LNG terminal management, and soil contamination. A change or stricter regulations can lead to additional costs or investments for the Group that it cannot guarantee will be covered by sufficient revenues. As a result of such regulatory changes, the Group may be prompted to close down a business or operation without any assurance that it will be able to offset the cost related to such a shutdown. Furthermore, the operation of its businesses requires obtaining or renewing various permits and licenses from regulatory authorities, which involves a procedure that is often long, unpredictable, and costly. Such permits or licenses may not be granted, or may not be granted in a timely manner, despite substantial expense. Finally, regulations require investments or operating expenses that are paid not only by the Group, but also by its customers, particularly local governments that grant the concessions, particularly due to requirements to bring facilities into compliance. A customer’s failure to meet its obligations, the operator’s reputation may be damaged and its development capacity impaired. Beyond the contractual precautions negociated on a case-by-case basis, the Group attempts to limit all of these risks, specifically through an active environmental policy (see Section 4.5 “Environmental Policy”) and an extended insurance program (see Section 4.7.5 “Insurance”).

Economic risks

Some of the Group’s business areas, especially those services supplied to industrial customers, are sensitive to economic cycles. Any economic slowdown, particularly in developed countries, has a rapid effect on reducing industrial investment and, consequently, a negative influence on demand for the maintenance, construction and installation services offered by the Group’s service companies. This fluctuation in demand results in significant variations in activity levels in these areas, which, despite their best efforts to maintain variable cost structures, cannot always compensate for the impact of reduced revenue in certain periods.

Similarly, raw materials price increases (especially in the oil-based products whose prices are subject to sudden rises) can impact significantly on consumables costs in certain areas of the Group. Despite the fact that most contracts contain cost indexation clauses, it is possible that the indexation formula used is not perfect or is untimely and that its coverage is therefore compromised. The profitability of these activities may therefore be affected, although such effects are normally temporary. The risk management mechanisms applied by the Group to its raw materials costs are explained in section 4.7.2 below.

Partnership risks

The Group has developed its facilities in partnership with local governments or local private companies.

These partnerships constitute one of the means by which SUEZ shares the economic and financial risk of certain major projects, by limiting its invested capital and enabling it to better adapt to the specific context of local markets. In addition, these partnerships may be imposed by the local regulatory environment. The partial loss of operating control is often the price to be paid for a reduction in invested capital exposure, but this situation is handled contractually on a case by case basis.

However, changes in the project, in the local political and economic context, or even in the financial situation of the partner, may lead to the termination of a partnership if partners exercise options for the purchase or sale of interests, request dissolution of the joint venture, or exercise a preemptive right.

Such situations may also lead the Group to choose to increase its financial commitments in certain projects or, in the event of a conflict with a partner or partners, seek solutions in litigation from arbitration.

Dependency on customers or suppliers

In both Energy and Environment, Group subsidiaries are bound by contracts, particularly with local governments, the performance of which may depend on several customers, or even one customer.

This is the case, for example, with water management contracts or certain electrical power production and sale operations with medium- and long-term purchase agreements (power purchase agreements) or even the operation of non-hazardous waste incinerators.

A customer’s refusal or inability to perform its contractual obligations, particularly with regard to rate adjustments, may compromise the financial balance of contracts and the profitability of the investments the operator may have made. In the event that other parties to a contract fail to perform their obligations, notwithstanding the contractual provisions stipulated for that purpose, complete indemnification cannot always be obtained, which could affect the Group’s revenues and results. The Group is faced with such situations, particularly in Argentina and the Philippines.

Likewise, Group companies may depend for the management of water treatment plants, thermal power plants, or waste treatment plants, on a small number of suppliers for their supplies of water, non-hazardous waste, various fuels, and equipment.

Any interruption in supplies, any delay in procurement, or any breach of the technical performance warranty of an equipment unit, even if caused by a supplier’s contractual non-performance, will undermine a project’s profitability; this is particularly true in electricity generation, with the arrival of new high-output gas turbines, despite the contractual protection mechanisms put in place.

The variety of the Group’s businesses and their geographic location creates a great diversity of situations (the payment terms for customers or, with respect to suppliers, the use or non-use of subcontractors, etc.) and types of customers (industries, local governments, and private parties). The Group believes that there is no relationship with a supplier, customer, or subcontractor which would, if terminated, have vital consequences for the Group.

4.7.2 Market and financial instrument risk

Commodities risks

In its operations, the Group trades on commodities markets, particularly the markets for gas, electrical power, and various petroleum products, either to obtain supplies in the short and long term, or to optimize and secure its production chain and energy sales.

In the Energy sector, the Group also uses derivatives, either to offer its customers price hedging instruments, or to take positions for its own purposes.

The Group is therefore exposed to changes in the prices of these commodities. It manages that risk by using firm derivatives and options on organized or over-the-counter markets.

The energy trading risk is measured and managed daily, in accordance with the limits and management policy established by management. This assessment is mainly made using the “Value at Risk” (VAR) method, which makes it possible to estimate the maximum amount of risk associated with a given period for holding positions and a given confidence level.

As of December 31, 2004, the “Value at Risk” of the commodities portfolio managed in the trading activity (maximum risk for a 24-hour period with a 95% confidence level) was 2.4 million of euros. The average daily VAR was 2.7 million of euros in 2004, versus 4.4 million of euros in 2003. Lastly, the maximum VAR recorded in 2004 was 7.5 million of euros and the minimum VAR 1.1 million of euros.

Currency risks

Due to the geographic diversification of its businesses, the Group is exposed to currency exchange risks, which means that its balance sheet and profit and loss account are sensitive to variations in exchange rates when consolidating the accounts for its overseas subsidiaries outside the Euro Zone. The majority of these risks are centered on the Group’s holdings in the USA, Brazil, Thailand, Chile and Argentina.

Regarding investment in currencies not in the Euro Zone, the coverage policy is to create liabilities in the foreign currencies contained in the asset cash flows.

Amongst those coverage instruments used, the currency debt provides the most natural coverage, although the Group also uses currency derivatives that enable currency debts to be recreated synthetically: these include cross currency swaps, exchange rate swaps and exchange rate options.

Interest rate risks

To optimize the cost of its debt and/or reduce its rate exposure, the Group uses hedge instruments (interest rate swaps, FRAs, caps and floors) which alter the fixed rate/variable rate structure of its debt.

As of December 31, 2004, approximately 56% of the Group’s gross debt was at a variable rate and 44% at a fixed rate, after taking into account financial instruments. Because almost all of the Group’s surpluses are invested short term, 66% of the net debt was at a fixed rate as of December 31, 2004. In the short term, the Group has relatively low exposure to interest rates variations.

Liquidity risk

The Group’s Central Cash Management Office ensures that it is able to meet its financial obligations. Liquidity is based on maintaining confirmed lines of credit and cash and cash equivalents. The Group diversifies its permanent capital resources through public or private bond issues, under its Euro Medium Term Notes program, and commercial paper program in France and the United States.

To optimize cash management, the Group has created dedicated financial vehicles that centralize and reinvest subsidiaries’ cash surpluses with borrower entities. These vehicles are managed in Paris, Brussels and Luxembourg (SUEZ Finance SA, Tractebel Cash Management Services) for countries in the Euro Zone, or in Paris with cooperation from Houston, Texas (SUEZ Finance LP) for North America. These vehicles centralize almost all the available surpluses of exclusively controlled companies.

The Group also has confirmed lines of credit adapted to its size and the maturities that it has to meet.

During 2004 and 2005, SUEZ capitalized on improved market conditions to renegotiate its confirmed lines of credit, totaling 4.5 billions of euros.

This renegotiation resulted in improved financial conditions (confirmation commission and margins in the event of using the credit), extended maturity and the opportunity to remove the subordination of these facilities in respect of certain financial ratios.

Outstanding short term commercial paper amounted (billets de trésorerie and commercial paper) to 1,108.1 million as of December 31, 2004. These programs are used to finance the Group’s short term requirements, either structurally or cyclically, because of their attractive cost and liquidity.

All outstanding liabilities are, however, backed by confirmed credit lines, so that the Group can continue to finance itself in the event that access to that source of financing is eliminated.

Loans without recourse or with limited recourse to the Group’s entities are also set up within the financing structure for projects in which the Group wishes to share the specific risks of a project with financial backers. Such loans amounted to 1,923.8 million of euros as of the end of the fiscal year, and mainly pertained to Energy and Water projects in America and Asia.

Counterparty risk

Cash surpluses are invested and financial instruments negotiated with leading international banks. The Group’s counterparties are diversified and selected as a function of the rating given by rating agencies and the Group’s knowledge of them.

In commodities trading, credit limits are also set as a function of the rating of the counterparties. The counterparty risk is, where necessary, limited by obtaining letters of credit, security, or netting agreements.

Risks on securities of unconsolidated listed companies

The Group holds a portfolio of unconsolidated listed shares, the market value of which depends on stock market prices.

Certain portfolio securities were used to support convertible bond issues, most of which matured in 2004, to enable the Group to benefit from the advantageous conditions of this type of financing. These securities could be sold prior to the maturity of the convertible bonds when the bonds out of the money, and hedge instruments were in place (purchase of call options).

At the end of March 2005, the SUEZ Group repaid in advance of term the bonds redeemable in Fortis shares by means of a public exchange offer. Furthermore, SUEZ sold 13,75 million eligible Fortis shares to a financial intermediary for approximately 300 million of euros. These transactions have no impact on net debt due to the classification of the Fortis shares held, and will allow SUEZ to scale back its gross balance sheet debt by 1.3 billion of euros.

4.7.3 Environmental risks

Risks associated with the management of facilities

The facilities which the Group owns or manages for third parties, manufacturers or local governments, present risks of damage to the natural environment: air, water, soil, as well as risks to the health of consumers, employees, or subcontractors.

These environmental and health risks are covered by strict and specific national and international regulations, and are subject to regular inspections by government authorities. Evolving and changing regulations regarding environmental liabilities represent a contingency in terms of the assessment of risks related to the Group’s past operations. This is particularly the case with closed discharge sites which, even though there was compliance with regulations in force at the time of their operation, may be the source of pollution of the natural environment.

In the performance of its activities, the Group handles, or even generates, hazardous products or byproducts. This is the case with fissile materials, fuels, and certain chemical byproducts of water treatment. In waste management, some of our facilities include industrial waste treatment operations or medical waste operations that may be potentially toxic.

In the waste management field, the gas emissions to be considered are greenhouse gases, gases that promote acidification of the air, noxious gases, and dust. In the water field, the potential atmospheric pollutants are mainly chlorine or gas by-products generated by accidental emission of water treatment by-products. Waste treatment and wastewater purification operations may also cause odor problems.

The potential impact of operations on water present in the natural environment may be the consequence of leachates from poorly controlled discharges, the diffusion of heavy metals in the environment, or aqueous discharges from the smoke treatment systems of incineration facilities.

These different emissions may result in pollution of ground water or rivers and streams. Wastewater purification facilities discharge treated water into the natural environment. They may potentially not meet discharge standards with respect to nitrogen, phosphorus, and organic content. Certain facilities managed by the Group are not equipped to treat rainwater. In these cases, during periods of rain, all or part of the water collected is discharged into the natural environment without treatment, and therefore may degrade the quality of water used for swimming and recreation or shellfish beds. The operator may not be held liable for such pollution unless it is demonstrated that it failed in the operation of the facilities for which it is responsible.

Soil pollution issues pertain to the storage of hazardous liquids or products or leaks from processes involving hazardous liquids, as well as the storage and spreading of treated sludge.

Various mechanisms control all the above risks. The legislation and contracts that provide the framework for the Group’s operations clarify the sharing of risk management liabilities and financial liabilities. Various inspections by government authorities ensure proper management by the Group or contribute to identifying non-conformities that may present an industrial or environmental risk. For the portion of risk borne by the operator, internal management processes are established at the division level, or at the subsidiary level, to identify such risks, rank their importance, and manage them. In cases of a takeover of sites by contractual clauses and due diligence. The risks and costs related to post-operational supervision and monitoring of the discharges managed by the Group are covered by financial guarantees and special provisions (see Section “Environmental Policy”).

Non-compliance with laws and regulations can result in contractual financial penalties or fines. Certain incidents, particularly those that are accidental in nature, are fully or partially covered by insurance policies (see Section 4.7.5).

The European Commission Decision 2000/479/EC, which established an environmental pollutant emission report (EPER), required Member States to report by June 2003 on the status of the emissions they had produced in 2001. The next report will be prepared in June 2006, for emissions produced in 2004.

Risks associated with owning and operating nuclear generation sites

The Group owns and operates two nuclear power generation sites in Belgium, in Doel and Tihange. These sites, which have been in operation since 1975, have never had any incidents which involved specific danger to workers, subcontractors, the population, or the environment. One of the safety indicators for these facilities is the availability rate, which was 89.5% in 2004.

The personnel responsible for operational work at these sites have special certification received after completing a theoretical and practical training program, which includes exercises on a complete simulator of the control room.

Belgian operators exchange experiences and submit to reviews by their peers within the World Association of Nuclear Operators (WANO) in order to maintain the highest level of operating standards. All nuclear sites are ISO 14001 and EMAS certified.

The Group controls and regularly reduces the volume of low and medium-level radioactive waste generated during operation. Storage and final removal of this waste are placed under the responsibility of the Belgian government agency (National Radioactive Waste and Enriched Fissile Materials Agency). Highly radioactive nuclear fuels are stored at the electrical power generation sites pending a political decision as to whether or not recycling is to be the next step in the fuel cycle. Downstream nuclear fuel treatment costs are included in the original nuclear electrical power generation costs. (See Note 15 to the consolidated financial statements).

Provisions are booked for dismantling the facilities (see Note 15 to the consolidated financial statements). New regulations in Belgium define the rules for funding and controlling the amounts allocated to provisions.

Risks related to the operation of Seveso “high threshold” sites

In 2003, within the European Union, the Group operated 8 Seveso “high threshold” sites, located in France, Belgium, Poland, Hungria and Germany. As regards the environmental businesses, Teris, SUEZ Environment’s hazardous industrial waste treatment subsidiary, operates the sites at Pont de Claix (chlorine solvent incineration) and Loon-Plage (hazardous industrial waste) in France, and its subsidiary SITA Remediation in Germany operates the Herne plant (hazardous industrial waste treatment). For the Energy businesses, Fluxys and Fluxys LNG (SEE) operate the sites in Zeebrugge (liquefied natural gas terminal), Dudzele (liquefied natural gas storage unit) and Loenhout (underground natural gas storage), and Electrabel operates sites at Polaniec and Dunamenti.

Teris, Electrabel and Fluxys have a major accident prevention policy in force that ensures a high level of protection for the personnel and environment of their facilities. This risk prevention policy is described in Section 4.5 “Environmental Policy”.

The financial consequences of the civil liability that could potentially be incurred by the operators is covered by the Group’s insurance.

External environmental risks

Due to the facilities and systems that it operates (sludge and wastewater treatment plants, electrical power generation plants, LNG facilities and gas transport systems), the Group faces external risks such as lightning, drought, floods, earthquakes, or landslides that could alter or destroy its facilities as well as result in damage to the environment.

In the Energy and Water segments, to prevent any act of vandalism or terrorism, production and distribution facilities are covered by special plans which are incorporated in the national or local antiterrorism plans of government authorities.

Temporary pollution or the scarcity of water resources used in the production of drinking water or electrical power generation may force facilities to shut down. This difficulty is avoided by the use of alternative water resources, where they exist, as well as appropriate planning.

Risks related to climate change

Particularly in the fields of electrical power production and waste treatment and recycling, the Group carries out activities that are covered by national, international, and Community programs to combat climate change established pursuant to implementation of the Kyoto Protocol.

The European emission rights trading market came into operation on 1 January 2005. Not all the countries of the European Union were in a position to take the necessary measures, but it seems certain that over a hundred SUEZ installations are covered by the EU-ETS Directive. A moderate shortfall is expected across Europe in the first period (2005-2007), but there is no guarantee that when quotas are allocated for the second period (2008-2012), additional restrictions will not be added, possibly leading to high prices for the quotas traded in the emission rights market.

Outside Europe, there is no precise indication available to enable any accurate prediction of problems or additional costs that may arise in the near future. However, it is always possible that individual governments may decide to impose restrictive measures in this area.

The Group works to limit this risk through active monitoring and diversification of its energy portfolio. In the medium term, projections call for an increase in the portion of low carbon content energy sources (natural gas, renewable energy) within the overall energy mix, an increase in the capture of biogases at waste storage sites, including the energy generated by waste incineration as renewable energy.

4.7.4 Legal risks

Competition and combinations

Energy

The Competition Commissioner has, on several occasions, announced the intention of conducting so-called “sectorial” enquiries in the second half of 2005, with particular emphasis on the energy sector. These enquiries are not intended to target individual operators, but to assess the overall operation of gas and electricity supply markets.

Since the Group is a major player in these business areas, it seems probable that at least some of its contracts will be analyzed by the Competition DG. Attention is likely to focus on the long-term contracts entered into on the privatization of the electricity generators in those member states that joined the European Union on 1 May 2004, with analysis concentrating on the banning of anti-competitive agreements (EC article 81) and the rules applying to state aid (EC article 87). However, no formal proceedings or enquiry have been instigated.

Environment

In France, the Anti-Trust Council (“Conseil de la concurrence”) ruled that the subsidiary companies of CGE and Lyonnaise des Eaux with equal stakes in water distribution created a collective dominant position between the two groups. Nevertheless, the council did not impose sanctions but requested that the Minister of the Economy order the two companies to modify or terminate the agreements that combine their resources within these joint subsidiaries.

On appeal by CGE, the French Supreme Court of Appeal recently overturned the verdict of the Paris Appeal Court in its confirmation of the decision reached by the Conseil de la Concurrence. The reason for quashing the previous verdict was a procedural one, which held that the Paris Appeal Court was not competent to pass verdict on an issue relating to corporate concentration control legislation. Following this judgment, which does not question the verdict of the Conseil de la Concurrence, the French Minister for the Economy may soon issue a ministerial order requiring the two groups to separate their joint companies.

Disputes and arbitration

In the normal course of its business, the Group is involved in a certain amount of litigation and arbitrations with third parties or with the tax agencies of certain countries.

Provisions are established for said litigation and arbitration when there is a (legal, contractual or implicit) obligation to a third party, which will probably result in an expenditure of funds on the date of the decision, without a payment expected from the third party, and the amount of said expenditure of funds can be estimated with sufficient accuracy. The total amount of provisions established as of December 31, 2004 amounted to 507 million of euros.

In Manila, the request to withdraw from the concession contract using the termination notice, filed before the Appeals panel, was rejected on February 7, 2003. On November 7, 2003, the arbitration tribunal ruled that the concession contract could not be terminated and that the concession fee owed by Maynilad (Philippines) had to be paid. Since that date, negotiations have continued between MWSS (concession-granting authority), the lending banks and the Company’s two shareholders (SUEZ Environment, 40% and Benpres, 60%), in order to reorganize the Company and ensure its long-term viability. As a result of these negotiations, SUEZ, whose commitments were fully provided for in 2002, intends to reduce its stake and hence its corresponding exposure in the company.

In Jakarta, the dispute with the concession-granting authority was resolved through negotiation with the authority, resulting in significant rate increases. Nevertheless, uncertainties remain over the outcome of the negotiations to enable the contract to meet profitability expectations and guarantee its long-term future. The provisions recorded by the Group in 2002 have been reviewed to reflect the favorable influence of this agreement on the Company’s future cash flows.

In Brazil, VEA received a demand on 16 August 2004 from the Federal Justice Department for payment or guarantee of payment of 1.5 billion reals (approx. 410 million of euros), as part of the Brazilian tax authority’s investigation into the program designed to refinance the tax liabilities of the Brazilian company Oxfort (the Company that retained those activities not acquired by the SUEZ Group in 1997). That amount was recently reduced to 130 million euros. On 26 August 2004, the Brazilian Justice Department suspended the decision of the tax authorities to investigate the program, thus suspending the payment demand. The case over the basis of this claim continues in the Brazilian courts. Insofar as SUEZ has never owned any direct or indirect holding in Oxfort, the Group believes that it is not exposed in this case and has therefore made no provision in this respect in its accounts at 31 December 2004.

Aguas do Amazonas has a concession contract for a term of 30 years to distribute water and provide wastewater management services for the city of Manaus in Brazil. Two legal disputes are currently pending against the Company and relate to: 1) the discharge of untreated waste water, 2) the invoicing process. The Group’s financial statements have adequate provisions at 31 December 2004 to cover the risks relating to pending disputes.

As a result of the price freeze imposed as part of Argentina’s emergency legislation of January 2002, the concession companies and their shareholders invoked the Bilateral Franco-Argentine Investment Protection Treaty in 2003 to launch arbitration proceedings at the International Centre for Settlement of Investment Disputes (ICSID). In SUEZ’s preferred scenario of continuity, these proceedings seek to secure measures that would help reestablish the economic and financial balance of Argentinean concessions and lead to the payment of reasonable damages by the Argentinean government. In the alternative scenario of termination, they aim to secure financial compensation to reimburse SUEZ and the other shareholders for their lost investment and the losses suffered since devaluation. These proceedings are now in progress. The first arbitration session was held on June 7, 2004, and the cases submitted by each of the concessions were heard on the following dates: Aguas Provinciales de Santa Fe September 20, 2004, Aguas Cordobesas on October 5, 2004 and Aguas Argentinas on January 3, 2005. In a macro-economic environment that has stabilized, but still remains disadvantaged by the devaluation of the Peso, SUEZ Environment signed an “Acta Acuerdo” with the Argentinean Government in May 2004, under which interim renegotiation of the Aguas Argentinas contract provided continuity of water and waste water treatment services throughout the concession for 2004. Two months later, in July, Aguas Argentinas agreed to an interim financial debt restructuring package with private bankers and multilateral organizations under which the repurchased debt total was discounted by 35% and interest rates were reduced for the period 2002-2004. A similar interim agreement (for 2004) was signed in October between Aguas Cordobesas and the provincial government. Both interim agreements terminated on December 31, 2004 and, although negotiations between water concessionaires and the concession-granting authorities resumed at the beginning of 2005, they have yet to result in the implementation of price increases or the definition of new business models that will enable the long-term reestablishment of the economic and financial balance of Argentinean contracts and remove the uncertainty surrounding continued operation and future cash flows.

The offices of the Belgian Special Tax Inspection Department are claiming from Tractebel the amount of 188 million euros for its investments in Kazakhstan. Tractebel has filed an administrative law appeal against those claims. The Company continues to believe, based on the opinion of its legal counsel, that the aforementioned claims are without merit.

Degrémont Ltd has been the subject of claims relating to terminated contracts or those approaching termination and, more specifically and in common with all the other contactors involved in the Liverpool project, a blanket claim for 107 million pounds Sterling against Degrémont Ltd and the other contractors, despite the existence of separate contracts for each (the value of the Degrémont Ltd contract alone is 2.6 million pounds Sterling for the design of part of the treatment plant and the supply of certain items of equipment). The provisions stated at 31 December 2004 reflect the Group’s best estimate at that time of the possible outcome of the current claims.

SUEZ-TRACTEBEL S.A. subsidiary Tractebel Energy Marketing, Inc. (TEMI) signed a contract on 15 November 2000 with AEP Power Marketing Inc. (AEP) for the long-term purchase by TEMI of generating capacity, power and auxiliary services to be supplied from a generating plant to be built at Plaquemine in Louisiana. The payment obligations of TEMI under this contract are underwritten by SUEZ-TRACTEBEL S.A. to a limit of 50 million US dollars. On 5 September 2003, TEMI brought a legal action against AEP in the United States District Court of the Southern District of New York (the Court) to have the contract declared non-executable. In response to the action brought by TEMI, AEP applied to the same court on the same day for recognition of its rights under the contract. The “discovery” procedure (which includes the preparation of expert reports) is over and trial has begun on 23 March 2005. On 21 January 2005, the court partially granted AEP’s request for a preliminary judgment by confirming the contract to be executable, despite the absence of protocols. This decision –which is open to appeal– has no impact on the many other requests submitted by TEMI and, more especially, the request relating to the violation by AEP of its bona fide obligation in the context of negotiating the said protocols. Despite the fact that the damages claimed by TEMI amount to over 17 million US dollars and those claimed by AEP to over 643 million (damages and figures that are vigorously contested by both sides on the basis of both principle and amount), it is not possible to evaluate and/or quantify any rights, damages and responsibilities with any degree of certainty and/or accuracy. It is therefore impossible to predict the outcome of this litigation.

Following a parliamentary investigation into anti-competitive practices in the construction industry, on February 25, 2004, GTI decided to fully cooperate with the Dutch authorities. On April 29, 2004, the company disclosed the results of its in-house investigations to the local anti-trust authorities. The latter were to make public the conclusions of their investigation into the maintenance sector in March 2005. This publication date remains uncertain.

The provisions created in the Group’s 2004 accounts reflect our best estimate of the financial consequences for SUEZ based on the information available.

To the Company’s knowledge, there is no other litigation or arbitration that has the potential to have, or that has had in the recent past, a significant impact on the financial situation, the results, the operations, and the assets of the Company and the Group.

4.7.5 Insurance

The Insurance Department coordinates the internal network of specialists called “SWIN” (SUEZ Worldwide Insurance Network), which operates as an expertise center for the branches and head office in this specialized field in which the pooling of experience contributes to improved effectiveness and cost reduction.

The policy of transfer of hazardous risks to the insurance market, as conducted by SUEZ is applied to the traditional insurance areas of property (material damage and loss of profits); personal cover (social benefits) third-party cover (Public Liability) and vehicle cover.

In each of these areas:

•	The transfer of catastrophic risks to the insurance market continues to be operated as often as possible by developing transversal programs in areas considered to be strategic.

•	The financing of low- and medium-level hazardous risks is optimized mainly through self-insurance programs, either directly by applying deductibles and retentions, or indirectly, through captive mechanisms.

Property damage and business interruption

The SUEZ assets are protected under the generally accepted principles of property damage and business interruption insurance. This insurance covers property that the Group owns, leases or holds (particularly under concession contracts). As a general rule, however, covered assets do not include underground networks, except in certain countries and up to certain limits.

The Environment businesses division favors covering its assets with a structure consisting of two successive layers, one covering sites of average size, and another whose capacity is dedicated to the largest operating sites. The total capacity of the coverage is 200 million euros.

The Energy businesses division, whose power plants constitute a major asset, have favored a regional approach that benefits from the capacities available on markets specialized by type of equipment. Besides conventional fire and explosion coverage, power plants can subscribe a coverage extension for risks such as machinery breakdown when the type of equipment operated (e.g. gas turbines, boilers, etc.) is prone to such risk.

The nuclear power plants operated by Electrabel at Doel and Tihange are covered in direct damage through the mutual insurance company, Nuclear Electric Insurance Limited (NEIL/ONEIL).

Business Interruption insurance is subscribed on a one-time basis as a function of each risk analysis performed at the relevant level (which may be the production unit itself or all units belonging to the same business division located in the same geographic area).

Employee benefits

In accordance with legislation currently in force and with Company agreements, programs for personnel accident and health insurance are developed both at headquarters and in the operating entities.

These programs may either be financed through retention based on the capacity of the Company or transferred to the insurance market.

Third Party Liability

The approach adopted by SUEZ – through its risk transfer policy – must also take into account constraints imposed by the insurance market and the reinsurance market in particular.

The third party liability insurance subscribed by SUEZ basically falls into the following classifications:

General Liability

In excess of the underlying primary layers subscribed by each business division, the Group has set up a worldwide insurance program that offers a total capacity of 500 million euros, all losses combined (subject to certain exclusions and coverage sub-limits imposed by the market).

It was necessary to adjust the scope of this program to the SUEZ’s new configuration in order to take into account the asset sales carried out under the January 2003 action plan. Special mechanisms were established in each instance to match the period of insurance and the provisions of the Purchase Agreements.

“Marine” Liability

The SUEZ’s worldwide “General” Liability program is placed on the “non-marine” market, which scope excludes specific branches of insurance such as marine risks, which are covered on specialized markets.

A significant proportion of the businesses in which the Group operates, particularly in the energy field, require ships to transport liquefied natural gas (LNG) and sometimes coal. Appropriate coverage for potential marine liability as a charterer or ship owner is contracted with P&I Clubs.

“Nuclear” Liability

As an operator of nuclear plants at the Doel and Tihange sites, Electrabel’s nuclear liability is governed by the Paris and Brussels conventions that has set up a unique system that differs from Common Law. It is aimed at ensuring victim compensation and creating solidarity among European countries.

The operator whose facility is at the origin of a nuclear accident is solely liable. In order to balance this strict liability principle, the total amount of indemnification for each nuclear accident is capped per occurrence and limited by a 10-year statute of limitations. The States members of the conventions have established a complementary compensation mechanism for amounts beyond the cap.

The Belgian law ratifying these conventions requires the operator to subscribe a third party liability insurance. The insurance program subscribed by Electrabel meets this requirement.

Environmental Damage Liability

The Group is covered for environmental damage risks under its worldwide Liability Insurance program.

These risks are, however, subject to special treatment due to conditions imposed by international reinsurance, which generally limits its coverage to sudden and accidental damage.

As an exception to this principle, the Environment business division uses coverages from a specialized pool under a reinsurance scheme. This pool has a structure whose capacities are limited in amount and in geographical scope, but provides coverage extensions for items such as decontamination costs and coverage of events of slow and gradual origin.

Waste management operations in the USA and Canada, however, face very restrictive coverage conditions due to the scarcity of available capacity on the market. In other countries, such as in Eastern Europe, it is often impossible to buy this type of coverage.

4.7.6 Security and crisis management

The international environment in which SUEZ Group operating companies do business has deteriorated very significantly since 11 September 2001.

At the same time, the legal environment has also become stricter. For example, in respect of employee protection with the recognition by the courts of an obligation to provide security such that a terrorist attack is no longer necessarily considered as an act of force majeure exonerating employers from responsibility. In terms of asset protection, the French Financial Security Law now requires the implementation of business continuity plans.

SUEZ took the decision to provide itself with the resources required to meet its obligations and anticipate major crises by setting up the Corporate Security Department in 2004. This department works as a network at business branch and operating Company level worldwide.

The department reports directly to the Secretariat General and has three key missions:

Personal security

This involves coordinating and centralizing the security measures put in place to protect Group employees against every kind of threat in any part of the world. This mission also includes controlling practical issues, such as business travel and the security measures implemented to provide protection at corporate events. This role is supported by a permanent Country Watch in the form of warning alerts sent to the companies concerned.

Operational security

Protecting Group assets against the emergence of new risks that could cause not only tangible losses, but also, and more importantly, intangible losses through any compromising of confidential information (whether IT-related or not).

Implementing and maintaining business continuity plans. The head office Business Continuity Plan is now in the process of being finalized, and will be tested for the first time at the end of Quarter 1 2005.

Crisis management

Working in liaison with the Communication Department, Human Resources and the Secretariat General, and with the support of external service providers, the Corporate Security Department provides crisis management for personal and property issues in the event of natural or industrial catastrophe.

5

MANAGEMENT REPORT, TRANSITION TO IFRS AND FINANCIAL STATEMENTS

5.1 MANAGEMENT REPORT

The Group’s significant increase in net income reflects the relevance of its strategy of focusing on its core Energy and Environment businesses as well as the success of the Group’s action plan undertaken in 2003.

In 2004, the Group expanded its market positioning, generated significant like-for-like growth across its business lines (based on a constant Group structure and exchange rates) and strengthened its financial base. As a result, SUEZ is recommending a 13% increase in its dividend.

The financial statements of SUEZ for the year ended December 31, 2004 reflect the combined impacts of the following:

•	A sharp rise in operating performance, with revenues of 40.7 billion of euros (up 6.2% on a like-for-like basis) and gross operating income of 6,198 million of euros, representing a like-for-like increase of 10.5%.

•	A stronger financial position as a result of strong cash flow generation, and particularly bolstered by a 20% increase in gross cash flow. This enabled the Group to fully cover its capital expenditures and to self-finance the 2003 dividend payment. In parallel, its divestment program helped scale down the Group’s net debt to 11.5 billion of euros.

•	Improved profitability, including return on net assets, which stood at 11.9% versus 8.5% in 2003. This improvement is the result of reducing the Group’s capital expenditures and increasing margins, fueled by the cost-cutting policy initiated as part of the Optimax plan. Compared to 2002, 917 million of euros in cost savings were generated during the year.

5.1.1 REVENUE TRENDS

Revenues for the SUEZ Group totalled 40.7 billion of euros in 2004, up from 39.6 billion of euros in 2003.

After taking into account the impact of disposals, exchange-rate fluctuations and natural gas price increases, overall revenue growth came to 2.8%. Following the disposal of the companies in the Communication sector, all of the Group’s revenues are now generated from the Energy and Environment Divisions.

The total 1,118 million of euros in revenue growth reflects the combined impact of the following factors

•	Organic growth of 2,300 million of euros;

•	An 801 million of euros overall negative impact relating to changes in Group structure, which included the sale of Cespa and companies in the Communication sector, as well as the termination of the Group’s Puerto Rico contract which decreased revenues by 439 million of euros, 678 million of euros and 449 million of euros off revenues respectively. These adverse effects were, however, partially offset by the 942 million of euros positive impact of the creation of Electrabel Customer Solutions in connection with the deregulation of the energy market in Belgium;

•	Exchange-rate fluctuations, which had a negative impact of 456 million of euros, of which 338 million of euros were due to the fall in the value of the U.S. dollar;

•	Natural gas price increases which had a 74 million of euros positive impact on revenues.

Organic revenue growth stood at 6.2%. This performance was driven by higher revenue contributions from:

•	SUEZ Energy Europe (SEE), led by an 885 million of euros increase in sales of wholesale energy as a result of the stream-lining of its contract portfolio and generating equipment, as well as market opportunities;

•	SUEZ Energy International (SEI), due to a 124 million of euros rise in Liquified Natural Gas (LNG) sales in the United States, the commercial success of Tractebel Energy Services Inc. (TESI) direct sales to industrial and commercial customers in the U.S. (up 336 million of euros), and the commissioning of five new power stations in 2003 and 2004 (positive impact of 673 million of euros);

•	SUEZ Energy Services (SES) (up 310 million of euros), driven by Elyo/TES and Fabricom’s commercial development;

•	European Water Services (up 104 million of euros) – boosted by a particularly strong showing from France and Spain – as well as international water and waste services (up 76 million of euros).

The Group generated 89% of its total revenues in Europe and North America, with Europe alone accounting for 80%.

Total Group revenue can be analyzed as follows by geographic area:

In millions of euros	2004	% contribution	2003	% contribution	% change
France	9,460.8	23.2%	9,750.5	24.6%	-3.0%
Belgium	12,920.7	31.7%	11,472.7	29.0%	12.6%

Sub-total: France and Belgium	22,381.5	54.9%	21,223.2	53.6%	5.5%

Other European Union countries	8,375.2	20.6%	9,005.5	22.7%	-7.0%
Other European countries	1,663.6	4.1%	1,377.6	3.5%	20.8%

Sub-total: Europe	32,420.3	79.6%	31,606.4	79.8%	2.6%

North America	3,884.4	9.5%	3,885.4	9.8%	0.0%
Sub-total: Europe and North America	36,304.7	89.1%	35,491.7	89.6%	2.3%

South America	1,955.0	4.8%	1,702.1	4.3%	14.9%

Asia-Pacific and the Middle East	1,902.7	4.7%	1,866.8	4.7%	1.9%
Africa	577.0	1.4%	561.2	1.4%	2.8%

Total	40,739.4	100.0%	39,621.8	100.0%	2.8%

Growth was sustained in France and Belgium, with Belgium reporting a 12.6% increase in revenues, two-thirds of which reflected the impact of deregulation. Growth in France stood at 3%, excluding the impact of the sale of companies operating in the Communication sector which contributed 677.5 million of euros to the area revenues in 2003.

The contribution of other European Union countries declined due to the disposal of Cespa in October 2003. In North America, the termination of the Puerto Rico contract and the negative impact of foreign exchange fluctuations were offset by the growth of Tractebel North America.

5.1.2 BUSINESS TRENDS

Energy

In millions of euros	2004				2003
	Revenues	2004/2003 change in revenues	Gross operating income (GOI)	2004/2003 change in GOI	Revenues	GOI (a)
SEE	14,242	12%	2,643	7%	12,747	2,458
SEI	5,397	20%	1,225	9%	4,491	1,124
SES	9,694	3%	575	14%	9,397	507

Total Energie	29,334	10%	4,443	9%	26,635	4,089

(a)	After transfer of SUEZ Tractebel’s financial entities to “Other” (see note 2.3).

Energy revenues rose 10.1% overall, with organic growth coming in at 8.1%. The positive impact of changes in Group structure (857 million of euros) and natural gas price increases more than offset the 354 million of euros negative impact of unfavorable foreign exchange fluctuations.

Energy GOI for 2004 was up by a significant 354 million of euros, or 8.6% on 2003. This performance was achieved despite the adverse impact of the decline in the U.S. dollar (59 million of euros) and disposals carried out during the year, including the sale of the Ripon/San Gabriel power plant in the United States and joint operations in Singapore.

On a comparable basis, the organic rise in GOI was 11.6% in 2004, compared to 8.3% in 2003, driven by across-the-board growth in the three Energy businesses.

SUEZ Energy Europe (SEE)

SUEZ Energy Europe’s sales advanced 11.7% in 2004. On a comparable basis, revenues were up 556 million of euros, representing organic growth of 4.4%.

•	Electricity

•	As a result of to Electrabel’s policy of streamlining its European generating facilities and contract portfolio, wholesale electricity sales rose to 1,222.5 million of euros, from 729.2 million of euros in 2003.

•	In Belgium, total revenues increased by 1.2%, holding firm despite full deregulation of the Flanders electricity market since July 1, 2003 and partial deregulation in Brussels and Wallonia since July 1, 2004. The erosion of volumes sold to captive consumers following the deregulation was offset by strong momentum in the industrial market.

•	Outside Belgium, growth in electricity sales was particularly strong in Germany (33%) and France (22%). However, overall sales edged down as those to Dutch distributors – representing 93 million of euros – are now recorded as wholesale transactions.

•	Natural gas

•	Organic growth in non-Group sales by Distrigaz came to 11.2% in 2004, representing 211 million of euros, primarily due to trading activities, which contributed 881 million of euros to 2004 revenues, versus 630 million of euros a year earlier.

•	Electrabel’s natural gas sales were up 14.9%, or 238 million of euros in 2004, powered by wholesale transactions which came to 482 million of euros, compared to 261 million of euros in 2003. Electrabel achieved this performance as a result of streamlining its contract portfolio and its capacity to hold firmly onto its position despite the impacts of deregulation in Flanders (effective July 1, 2003) and partial deregulation in Wallonia (from July 1, 2004).

•	Other activities

Revenues from other activities decreased by 369 million of euros. This was primarily due to a reduction in the invoicing of costs to inter-municipal companies following deregulation of the Belgian electricity market.

SEE’s gross operating income (GOI) totaled 2,643 million of euros in 2004. Excluding the effects of changes in Group structure and exchange-rate fluctuations, organic growth in GOI was 7.3% or 180 million of euros. All of SEE’s three entities contributed to this performance:

•	Electrabel posted an increase of 113 million of euros in GOI, bolstered by a more favorable price environment in Europe, combined with the effects of its cost reduction policy, especially in the Benelux countries.

•	The Netherlands and Italy increased their respective contributions to Electrabel’s results, although a portion of the overall growth figure for these countries reflected non-recurring items such as dividends received in the Netherlands in payment for stranded costs.

•	Organic growth in Distrigaz’s GOI came to 46 million of euros. Competition in the Belgian B2B sector is becoming increasingly competitive but Distrigaz was able to cushion the negative impact of this environment as a result of efforts undertaken to streamline the overall management of its purchasing portfolio – including trading transactions – as well as to sales outside Belgium, and certain non-recurring operating income items.

•	Fluxys – which posted organic GOI growth of 21 million of euros – reaped the benefits of applying a new pricing policy to part of its transport business (including retroactive application from January 2003).

SUEZ Energy International (SEI)

Revenues for SUEZ Energy International came to 5,397 million of euros, up 906 million of euros or 20.2% on the 2003 figure. Based on a comparable Group structure, exchange rates and natural gas prices, growth was 30.5% or 1,261 million of euros.

The main growth drivers during the year were the commissioning of new electricity power stations, the continued expansion of liquefied natural gas (LNG) transport and regasification activities, as well as pro-active sales initiatives. These initiatives have enabled the division to leverage its existing capacities, win more favorable contracts and increase sales to industrial and commercial customers against the backdrop of a more robust economic environment.

SUEZ Energy International’s revenue growth primarily reflected the following:

•	North America:

•	Tractebel LNG North America recorded a 124 million of euros rise in sales, representing 12% in volume terms. This performance was led by increased vaporization capacity at the Everett terminal, new procurement agreements effective since April 2003 and sales via other LNG terminals;

•	The commissioning of three new power stations accounted for 428 million of euros of revenue growth: Monterrey, Mexico in April 2003 (245 MW), Chehalis, Washington State in October 2003 (520 MW) and Wise in Texas (720 MW) in July 2004.

•	Tractebel Energy Services Inc. made significant direct energy sales to industrial and commercial customers, contributing 336 million of euros to overall revenue growth.

•	Asia:

•	the full impact of the progressive commissioning of two power stations resulted in a 245 million of euros increase in revenues in 2004: Bowin in Thailand from January 2003 (740 MW) and Baymina in Turkey in February 2004 (770 MW).

•	Latin America:

•	performance was particularly strong in Brazil where the gradual replacement of initial contractual volumes by bilateral contracts with distributors and industrial customers contributed 149 million of euros to organic growth. Chile and Peru continued to benefit from a favorable environment both in terms of volumes and prices.

SEI’s total GOI came to 1,225 million of euros in 2004, versus 1,124 million of euros in 2003, representing an increase of 9%. Organic GOI growth was 222 million of euros, or 22.1%.

All of the business’s geographic areas contributed to this organic growth:

•	In the United States, sales volumes and LNG margins increased, TESI’s expansion picked up pace and favorable terms were renegotiated for the NELP contract. The commissioning three new power stations, however, only had a limited favorable impact on organic growth.

•	Latin America was the main GOI growth driver in 2004, particularly Brazil, where SEI has replaced initial contracts by bilateral contracts with more profitable margins, and reaped the benefits of sales opportunities with Argentina.

•	In the Middle East and Asia – GOI was boosted by the commissioning of the Baymina power station in Turkey (770 MW).

SUEZ Energy Services (SES)

Revenues for SUEZ Energy Services were up 298 million of euros in 2004, or 3.2%. The organic growth figure was slightly higher at 3.3%.

•	Elyo and Axima Services posted total growth of 4.9%. These companies – which specialize in operating technical equipment and energy management – confirmed their leadership positions in France, the Benelux countries and Italy, where they recorded revenue growth of 62 million of euros, 34 million of euros and 40 million of euros, respectively. At the same time, they continued to expand in the other European countries in which they operate.

•	Total revenues for the Fabricom group were up 3.3%, with Ineo and Endel reporting 3.4% and 5.4% growth respectively. Growth for Axima’s air conditioning and climate control business stood at 4.1%. Momentum was strong for Fabricom throughout the year, leading to a slight advance in revenues despite depressed business conditions in the Netherlands.

•	For Tractebel Engineering, 2004 marked the termination of cogeneration plant construction contracts in France.

•	SES reported a significant increase in GOI in 2004, up 68 million of euros or 13.5%. Organic GOI growth stood at 58 million of euros, representing 11.6%. Performance was, however, mixed for SES’s different operations, with Fabricom recording a significant improvement and Elyo/TES reporting sustained growth whereas Engineering suffered a decline.

•	The Fabricom group’s GOI was boosted by the strong performance of Axima’s European sites and continued to implement its policy of withdrawing from loss-making businesses, reducing costs and streamlining its organization.

•	Elyo and Axima Services reaped the benefits of their revenue growth and higher profitability on contracts.

•	Engineering was hit by losses made on in-progress contracts for the Hammerfest LNG plant in Norway and the Liquid Radwaste Treatment Plant in Chernobyl, as well as its overcapacity in terms of natural gas in relation to the current projects under way.

Environment

In millions of euros	2004				2003
	Revenues	2004/2003 change in revenues	Gross operating income (GOI)	2004/2003 change in GOI	Revenues	Gross operating income (GOI)
European Water Services (a)	4,115	4.3%	640	7.2%	3,944	597
European Water Services	4,420	–•10.2%	724	–•8.7%	4,923	793
International•/•Other	2,871	–•16.6%	567	4.2%	3,442	554

Total Environment	11,406	–•7.3%	1,931	–•0.7%	12,310	1,944

(a)	Including Ondeo Industrial Solutions revenues presented under SEIS in 2003, in an amount of 168 millions of euros.

SUEZ Environment posted revenues of 11.4 billion of euros in 2004, versus 12.3 billion of euros in 2003. This decrease primarily reflects the 981 million of euros unfavorable impact of changes in Group structure (principally the disposal of Cespa and termination of the Puerto Rico contract), combined with the 102 million of euros negative impact of exchange-rate fluctuations.

Organic revenue growth came to 1.6% or 178 million of euros.

•	European Water Services reported revenue growth of 104 million of euros, or 2.7%, principally contributed by Agbar in Spain and strong expansion in sanitation and service revenues in France. France’s strong performance was achieved despite less favorable weather conditions than in 2003 and lower levies collected on behalf of third parties.

•	Waste Services revenues rose by 60 million of euros, or 3.3% in France – propelled by the start-up of two waste incinerators – and by 11 million of euros, or 1.6% in the United Kingdom, boosted by an increase in industrial and commercial waste collection revenues. The situation in Germany and the Netherlands stabilized during the fourth quarter of the year despite unfavorable economic conditions, the scaling down of certain municipal contracts and downward price pressure in Germany regarding waste collection and sorting services. Overall, on a comparable structure and exchange-rate basis, revenues for European Waste Services held firm.

•	International environmental services posted organic revenue growth of 105 million of euros or 5.4%, largely due to tariff increases obtained after the start-up of the Farfana plant in Chile (1), as well as continued expansion in Brazil, Australia and China.

•	The 28 million of euros (3.4%) decrease in revenues for Degrémont reflected the mixed results reported by its various businesses. The positive impact of business expansion in France and the start-up of contracts in Jordan were offset by the closure of sales operations in the United Kingdom and termination of the Bogata contract. Recently signed contracts, including those relating to Halifax, Valenton and Moscow, are expected to generate significant revenues starting in 2005.

SUEZ Environment GOI eased back 0.7% (13 million of euros) in 2004. This slight reduction reflects the unfavorable impacts of exchange-rate fluctuations (24 million of euros) and, above all, changes in Group structure (71 million of euros), essentially the sale of Cespa.

Total organic growth for GOI in 2004 (69 million of euros, or 3.7%) was driven by both European and international business, which accounted for 44 million of euros and 25 million of euros of the growth figure, respectively.

•	The main European growth drivers were France – up 17 million of euros for Water Services and 16 million of euros for Waste Services – and, to a lesser extent, the strong performance of NWG and significant upturn in OIS’s business. Conversely, downward price pressure in waste selection and sorting services, together with a reduction in volumes against the backdrop of difficult economic conditions, weighed on GOI for Waste Services in Germany, the Netherlands and the Hazardous Waste business as a whole.

•	International GOI was boosted by tariff increases obtained in Chile and Jakarta as well as continued expansion in Asia.

•	Degrémont reported a 17 million of euros organic decline in GOI, reflecting the impact of the termination of several major international contracts including Bogota, Fujairah and Farfana.

Others

Further to the Group’s disposals of its companies in the Communication sector, the “Other” segment generated no revenues for 2004, compared to 678 million of euros in 2003. This segment is now primarily made up of Group corporate and financial entities.

Other

In millions of euros	2004	2003 (a)	% change
Gross operating loss	(175)	(22)	nd

(a)	After transfer of SUEZ-Tractebel financial entities and Nalco (presented in SEIS in 2003).

Gross operating loss for this segment increased 129 million of euros in 2004 compared to 2003, reflecting the deconsolidation of the Communication sector companies further to the sales of M6, Noos, and Coditel/Codenet, which had negative impacts of 118 million of euros, 28 million of euros and 20 million of euros respectively. Other changes in Group structure primarily concerned the sale of SUEZ’s shares in Umicore and Fortis, with respective negative impacts of 20 million of euros and 18 million of euros.

On a like-for-like basis, GOI improved by 57 million of euros as a result of the restructuring of the Group’s corporate and financial entities and the positive impact of the Optimax plan.

5.1.3 OTHER INCOME STATEMENT ITEMS

Le Gross operating income can be reconciled as follows with operating income:

In millions of euros	2004	2003
Gross operating income (GOI)	6,198	6,011
Depreciation, amortization and provisions	(2,333)	(2,522)
Income/(loss) from ordinary activities of companies accounted for under the equity method	(111)	(174)
Financial income and expense not related to net debt	(114)	(91)
Other adjustments	(39)	(19)
Operating income	3,601	3,205

Depreciation, amortization and provisions decreased by 189 million of euros or 7.5%, reflecting the combined effects of (i) the disposals of Ondeo Puerto Rico, Cespa, and companies operating in the Communication sector for which provisions totaled 217 million of euros in 2003; (ii) a 74 million of euros reduction in the charge for downstream operations further to the decision of the Electricity and Gas Monitoring Committee and (iii) charges related to newly commissioned power stations in the U.S. and the Asia-Middle East region.

Operating income climbed to 3,601 million of euros from 3,205 million of euros, representing an increase of 396 million of euros or 12.4%.

Net financial expense improved by 205 million of euros (23%), totaling 675 million of euros versus 880 million of euros in 2003. This improvement was driven by the 320 million of euros reduction in the cost of gross debt (representing 22%), due to the impact of the divestment program undertaken in 2003 and early 2004. This positive effect was, however, partially offset by a decline in other financial income, dividends from non-consolidated companies, and the impact of exchange-rate fluctuations.

Net exceptional income stood at 956 million of euros, compared to an exceptional loss of 2,757 million of euros in 2003. The 2003 figure included the impact of the divestment program, which resulted in capital losses of 360 million of euros and 752 million of euros recognized on the disposals of Northumbrian and Nalco respectively, combined with 904 million of euros in charges to provisions for Communication assets.

The exceptional income recorded in 2004 stems primarily from 891 million of euros in net disposal gains, including 753 million of euros relating to the sale of the Group’s 29.2% stake in M6. Net other exceptional income totaled 66 million of euros, as detailed in Note 5.2.

The income tax charge for 2004 was 937 million of euros, including 767 million of euros for current taxes, compared to 721 million of euros in 2003, including current taxes of 675 million of euros. This increase is due to a 601 million of euros rise in income from ordinary activities, partially offset by a lower effective tax rate, which was reduced to 26.2% in 2004 from 29% in 2003. The effective tax rate decrease is mainly due to the fact that the Communication sector companies recorded non-deductible losses in 2003.

The share in income of companies accounted for by the equity method was a negative 56 million of euros in 2004, versus a positive 166 million one year earlier. The 2004 figure was due primarily to an exceptional expenses recorded by the Belgian inter-municipal companies for restructuring operations (see Note 5.2). Contributions to income from Northumbrian and Compagnie Nationale du Rhône increased, but were not sufficient to offset the adverse effects of a decline in Elia’s net income, the deconsolidation of Umicore and an unfavorable basis of comparison due to one-time revenues posted in 2003 in the Middle East.

Goodwill amortization amounted to 253 million of euros in 2004, compared to 267 million of euros in 2003.

Net income including minority interests came to 2,637 million of euros in 2004, versus a net loss including minority interests of 1,255 million of euros in 2003.

Net income (excluding minority interests) for the year ended December 31, 2004 stood at 1,804 million of euros, compared to a net loss of 2,165 million of euros one year earlier. The 2004 figure broke down as follows:

•	1,399 million of euros in net income from ordinary activities (excluding minority intersts) contributed by the Group’s businesses (1,168 million of euros in 2003). This significant 20% rise was driven mainly by robust results from the Group’s European Energy business and the Environment Division as a whole.

•	292 million of euros in other net expense from ordinary activities (excluding minority interests), versus a net expense of 421 million of euros in 2003. This improvement is mainly due to tighter cost control related to corporate entities, reduced debt in the financial subsidiaries, and the Group’s withdrawal from the Communication sector, which contributed a negative 68 million of euros in 2003.

•	Net exceptional income (excluding minority interests) of 697 million of euros in 2004 compared to net exceptional loss of 2,912 million of euros the prior year (described above, including minority interests).

5.1.4 RETURN ON NET ASSETS

Net operating profit after tax (NOPAT) is calculated as follows:

In millions of euros	2004	2003
Gross operating income	6,198	6,011
Depreciation, amortization and provisions	(2,333)	(2,522)
Current taxes payable	(702)	(618)
Other	(39)	(19)
Net operating profit after tax (NOPAT)	3,124	2,852

Net assets are calculated so as to be compared to NOPAT. The average exchange rate for the period is used and net assets are ajusted for changes in Group structure impacting NOPAT. Net assets are determined as follows:

In millions of euros	At January 1, 2004 (adjusted)
Gross goodwill (net of exceptional amortization)	7,316
Net tangible and intangible assets	28,760
Concession accounts	(4,847)
Financial assets, excluding loans and advances to non-consolidated companies	5,710
Working capital requirement	478
Reserves for contingencies and losses	(10,440)
2004 changes in Group structure and exchange-rate fluctuations	(805)
Net assets	26,172

Return on net assets breaks down as follows:

In millions of euros	NOPAT	Net assets	2004 Return on net assets	2003 Return on net assets
Group	3,124	26,172	11.9%	8.5%
Group excluding Nalco				9.6%
of which:
SEE	1,369	5,177	26.4%	23.7%
SEI	834	8,594	9.7%	8.7%
SES	228	2,005	11.4%	9.5%
SE (excluding Nalco)	773	8,749	8.8%	7.3%

The improvement in return on net assets stems from:

•	enhanced operating performance across all sectors;

•	the impact of the action plan undertaken in 2003 which has helped to scale down the Group’s capital expenditures.

5.1.5 FINANCING

Cash flows from operating activities

Gross cash flow (GCF) amounted to 4,487 million of euros in 2004 compared to 3,727 million of euros in 2003, and broke down as follows:

•	Current inflows of 4,697 million of euros, versus 4,377 million of euros in 2003. Excluding changes in Group structure (representing a negative impact of some 200 million of euros including 84 million of euros following the sale of companies in the Communication sector and 63 million of euros further to the sale of Cespa) and exchange-rate fluctuations, current cash flows climbed by 519 million of euros, or 12.6%. This increase was led by the 10.5% organic growth in gross operating income described above and the reduction in financial expense, which was partially offset by the rise in current taxes payable.

•	Exceptional outflows of 210 million of euros, compared to 651 million of euros in 2003, reflecting the costs of restructuring operations and the termination of loss-making contracts.

Contribution of the Group’s businesses to GCF is as follows:

In millions of euros	2004		2003 (a)		% change	% change
	Total GCF	Current GCF from ordinary activities*	Total GCF	Current GCF from ordinary activities*	Total GCF	Current GCF from ordinary activities*
SEE	2,251	2,131	2,133	2,151	5.5%	– 0.9%
SEI	866	869	604	640	43.4%	35.8%
SES	416	487	325	389	28.0%	25.2%
SE	1,293	1,433	1,194	1,423	8.3%	0.7%
Others	(339)	(223)	(529)	(226)	nd	nd

Group Total	4,487	4,697	3,727	4,377	20.4%	7.3%

(a)	After reclassification of SUEZ-TRACTEBEL financial entities.

(*)	Current GCF from ordinary activities = Total GCF less exceptional cash outflows (excluding capital gains and losses), net of related current taxes payable

Reconciliation of gross operating income and gross cash flow:

In millions of euros	2004
Gross operating income	6,199
Dividends received from companies accounted for under the equity method	74
Net cost of borrowings	(751)
Net of exceptional cash out flows, excluding capital gains and losses	(215)
Income tax expense	(619)
Other	(201)

Gross cash flow	4,487

Working capital requirement (WCR) increased slightly in 2004 (110 million of euros, including 93 million of euros relating to non-operating WCR). The impact of deregulation in Belgium and the costs of business development were offset by the benefits generated by the Optimax plan.

Cash flows from investing activities

Net investments generated cash flows of 0.3 billion of euros in 2004, compared to the 3.6 billion of euros figure recorded in 2003 representing net divestments, as a result of the Group’s divestment program.

Disposal gains recorded during the year totaled 2.4 billion of euros, breaking down as 1 billion of euros for the sale of the Group’s 29.2% stake in Métropole TV (M6) with the remainder mainly corresponding to the sale of other Communication sector assets and listed securities.

Financial investments came to 0.7 billion of euros, down from 1.5 billion of euros the year before, and mainly concerned the acquisition of additional interests in Fluxys and Distrigaz.

Net capital expenditure remained stable at 1.8 billion of euros versus 2.6 billion of euros the previous year, representing a 689 million of euros improvement taking into account adjustments to reflect deconsolidations. Investment in international expansion was reduced by more than 600 million of euros following the commissioning of power stations in the United States, Mexico and Turkey in 2003 and early 2004.

Cash flows from financing activities

Dividends paid amounted to 1.5 billion of euros, including 0.6 billion of euros paid to minority interests of subsidiaries, versus 1.6 billion of euros in 2003. The difference primarily corresponds to a decrease in the dividend equalization tax (précompte).

The main cash flows during the year corresponded to redemption of bonds exchangeable for AXA, Fortis, TotalFinaElf and Umicore shares, for a total of 3.3 billion of euros. The bonds, which were redeemed by using available cash, matured in January and August 2004, apart from the Umicore bonds, which were redeemed in advance of term.

The sum of the 5.9 billion of euros in net debt repayments and the 2.9 billion of euros reduction in cash and cash equivalents came to 3.0 billion of euros. Exchange-rate effects – mainly resulting from debt denominated in U.S. dollars – combined with changes in Group structure (primarily concerning the decision to proportionally consolidate Aguas Andinas, as the effect of withdrawing from the communication sector was more or less neutral), had a 0.5 billion of euros impact on changes in net debt. At December 31, 2004, net debt was 11.5 billion of euros, down 3.5 billion of euros, or 23%, on the December 31, 2003 figure of 15 billion of euros.

5.1.6 FINANCING POLICY AND NET DEBT AT DECEMBER 31, 2004

The Group’s financing policy is aimed at:

•	Financing the growth of its long-term businesses, while maintaining a strong balance sheet;

•	Ensuring that the Group is financially flexible, by drawing on a wide range of financing sources. This diversity can be seen in the Group’s use of all the standard sources of financing available from both banks and the capital markets. The Group is careful to diversify borrowings within each of these two principal financing sources, by having recourse to large banking syndicates and by spreading its risks between short-, medium- and long-term instruments.

Cash management

Cash surpluses are pooled within special-purpose Group financial vehicles (SUEZ Finance S.A., SUEZ Finance LP, Tractebel Cash Management Services – TMCS, cosutrel, coordination center), before being redistributed to borrowing entities. Intermediate pooling is performed either within each business (such as Tractebel, Degrémont or SITA, etc.), or by geographic area (SUEZ Finance LP for the U.S. dollar, SUEZ Finance and TCMS in Belgium for the euro, etc.). Any residual balance is invested to ensure maximum liquidity at minimum risk.

Financing policy

The Group uses the various instruments available on financial markets (treasury notes, U.S. commercial paper, medium-term notes, bond issues, convertible bonds, bank lending facilities, trade receivable securitization, etc.) to ensure liquidity while minimizing the cost of debt.

Depending on their nature, financing costs are borne by SUEZ (convertible bond issues and bank lending facilities), GIE SUEZ Alliance (bond issues and bank lending facilities), special-purpose financial vehicles such as SUEZ Finance SA, and SUEZ Finance LP (treasury notes, U.S. commercial paper, medium-term notes), or directly by the subsidiaries (bank lending facilities, capital leases, project financing, etc.).

Structurally, the parent company and the financial vehicles act as lenders vis-à-vis the Group’s Energy and Environment divisions.

Wherever possible, financing is generally denominated in the same currency as the cash flows generated by the financed assets – primarily the euro and U.S. dollar. Debt denominated in strong currencies (the U.S. dollar and euro) presented in entities’ balance sheets denominated in weak local currencies amounted to 0.8 billion of euros at December 31, 2004 (versus 1.1 billion of euros at December 31, 2003), reflecting debt restructuring operations and debt repayments in Argentina and Brazil.

Net debt at December 31, 2004

The Group continued to implement its debt reduction plan begun in 2003, notably by completing the sale of companies operating in the Communication sector. The debt/equity ratio was reduced to 91% at the year-end from 128% at December 31, 2003, due to a further improvement in net debt – which stood at 11.5 billion of euros versus 15 billion of euros one year earlier – and an 8% rise in shareholders’ equity.

Net debt, including the impact of financial instruments, is denominated 48% in euros, 34% in U.S. dollars and 6% in pounds sterling, compared to 43%, 38% and 6% respectively at the end of 2003.

44% of gross debt, including the impact of financial instruments, is at fixed rates. At 4.8%, the weighted average cost of gross debt was unchanged from 2003. This figure was inflated by repayment of borrowings with lower-than-average costs (including enhanced-coupon convertible bonds, treasury bills and commercial paper), as well as by a change in the borrowing mix, with a stronger weighting towards long-dated bonds and project financing as well as expensive debt in emerging countries in line with the Group’s policy of scaling down debt at central level. It was, however, reduced by steps undertaken to convert fixed-rate euro-denominated borrowings into floating rates.

At December 31, 2004, 66% of net debt was at fixed rates, due to a significantly high cash balance at the year-end and the Group’s policy of favoring fixed-rate debt when interest rates are at historically low levels. The average maturity of net debt is 7 years, as in 2003. In the first half of 2004, the Group refinanced a number of syndicated credit lines, in connection with its policy of centralizing financing and medium-term cash management. The refinanced debt totals 4.5 billion of euros with a five-year maturity, which can be extended by twelve months at the end of both the first and second year. The debt is guaranteed by GIE SUEZ Alliance, and the refinancing has enabled the Group to extend the maturity of its syndicated credit lines at a reduced cost without the application of financial covenants.

The Group has also restructured certain bilateral credit lines – again, with a view to improving the related terms and conditions.

At December 31, 2004, the Group had undrawn authorized credit facilities and treasury note back-up lines totaling 6.1 billion of euros, against 8.7 billion of euros the prior year. The move to reduce outstanding credit facilities reflects the Group’s efforts to restructure its credit lines and cash management procedures.

5.1.7 OTHER BALANCE SHEET ITEMS

Non-current assets decreased to 39.2 billion of euros from 41.6 billion of euros at December 31, 2003. This reduction reflects the impact of the following: completion of the sale of Communication operations (negative impact of 1.1 billion of euros); sale of portfolio securities, notably Umicore and Fortis (negative impact of 0.5 billion of euros); and fluctuations in exchange rates (0.5 billion of euros negative impact, mainly due to the fall in value of the U.S. dollar).

Total shareholders’ equity came to 12.7 billion of euros, up 1.0 billion of euros on the 2003 figure of 11.7 billion of euros. This increase, achieved despite a 1.5 billion of euros dividend payout, was driven by 2004 total net income including minority interests, which stood at 2.6 billion of euros.

Reserves for contingencies and losses totaled 9.7 billion of euros versus 10.4 billion of euros at end-2003. This decline was due to implementation of the Group’s action plan, which led to the gradual utilization of reserves previously recorded for restructuring, asset disposals and contract terminations. Other explanatory factors are voluntary payments made to pension funds and the reversal of negative goodwill in relation to SEI’s Brazilian subsidiary. These items were partially offset by the recurring impact of additions to reserves for dismantling sites and processing nuclear waste.

5.1.8 SUEZ COMPANY FINANCIAL STATEMENTS

The full version of the parent company financial statements is available from SUEZ on request.

Key figures are presented below:

In millions of euros	2004	2003
1. Statements of income
Income from ordinary activities	380	379
Exceptional income/(loss)	1,239	(2,390)
Income tax, employee profit-sharing & incentive schemes	125	163
Net income/(loss)	1,744	(1,848)

2. Statements of cash flow
Cash provided by operating activities	712	424
of which gross cash flow	641	424
Cash provided by investing activities	2,171	762
Cash used in financing activities	(3,508)	(1,398)

3. Balance sheets
Uncalled capital	—	70
Intangible and tangible assets	16	18
Financial assets	26,194	28,237
Prepaid expenses and other current assets	360	760
Marketable securities and cash and cash equivalents	150	454

Total assets	26,720	29,539

Shareholders’ equity	19,437	18,380
Reserves for contingencies and losses	409	1,193
Long-term debt	6,695	9,545
Deferred income and other liabilities	179	421

Total liabilities and Shareholders’ equity	26,720	29,539

2004 was highlighted by:

•	The sale of the majority of M6, reducing the Group’s ownership interest to 5% and resulting in a net capital gain of 822 million of euros;

•	Completion of the sale of Noos to UPC. This transaction had no material impact on net income for the year.

•	Reversals of provisions relating to the securities portfolio and related receivables. These mainly concerned the Company’s stake in Genfina, due to the upturn in the Fortis share price (reversal of 361 million of euros).

•	Stable current income, achieved on the back of a slight increase to 884 million of euros in dividends received and a decrease in operating expenses. As result of these two factors, the Company was able to offset the twofold impact of a decrease in interest income and a decline in operating income.

•	Repayment of bonds exchangeable for shares in AXA (864 million of euros), Fortis (1,002 million of euros) and Umicore (212 million of euros).

It should be noted that 2003 net exceptional loss primarily corresponded to the 1,231 million of euros negative impact of planned or scheduled disposals of subsidiaries in the Communication sector, as well as to a 1,003 million of euros reserve set aside for the loss recorded on the disposal of Nalco and to impairment losses recorded on U.S. assets held by the Environment Division (UWR).

5.1.9 OUTLOOK FOR THE FUTURE

SUEZ’s strategic goals are firmly centered on achieving organic, profitable growth in the electricity and gas businesses, as well as in the energy, industry and environment services sectors. The Group’s primary geographic focal points are:

•	France and the Benelux countries – the Group’s domestic markets, in which it aims to further broaden its reach;

•	Continental Europe – a priority growth target;

•	North America, Brazil and China – fast-growing markets where the Group already has a strong presence and is seeking to selectively expand operations.

The Group’s overall strategy takes into account the following medium-term growth drivers:

•	A favorable environment for electricity rates, due to production under-capacity in Europe and increasing worldwide demand;

•	A rise in the cost of primary energies, which places the Group in a favorable position, especially in view of the investments it has made in the natural gas sector (including LNG) and its flexible and diversified electricity production facilities;

•	Continued outsourcing by large industrial groups of energy and environment-related services;

•	Opportunities in the Environment sector, due especially to new European directives and an increasing need for high value-added services and strong technological expertise.

The Group confirms its average organic revenue growth target of between 4% and 7%, with an even greater increase in gross operating income. This target will be met in part due to the launch of a new Optimax plan for 2005 and 2006. The plan is based around three objectives:

•	A program to cut costs by 550 million of euros (50% of which should be achieved in 2005);

•	Tight control over working capital requirements;

•	Ongoing targeted capital expenditure policy.

The Group’s capital expenditure budget for the period 2004-2006 has been estimated at 10.5 billion of euros, of which 7 billion of euros is earmarked for development alone.

Firmly upholding the Group’s outlook for each of its businesses, the Board of Directors plans to pursue its vigorous dividend distribution policy in the medium-term in step with changes in net income, thereby offering shareholders attractive returns on their investments.

5.2 TRANSITION TO IFRS

5.2.1 BACKGROUND

In accordance with the European regulation on international accounting standards, the SUEZ Group consolidated financial statements for the year ending December 31, 2005 will be prepared in accordance with the International Accounting Standards and International Financial Reporting Standards (IASs•/•IFRSs) adopted by the European Union that are applicable at that date. The first published IFRS financial statements will concern fiscal year 2005 and will include comparative figures for 2004 prepared according to the same standards, except for IAS 32 and IAS 39, which the Group has elected to adopt effective from January 1, 2005.

In preparation for the publication of 2005 IFRS financial statements with comparative information for 2004, preliminary information has been prepared on the main impacts of the transition to IFRS on the opening IFRS balance sheet at the transition date (January 1, 2004), in which the final IFRS adjustments determined at the time of publication of the 2005 financial statements will be recorded in equity (except for the adjustments arising from adoption of IAS 32 and IAS 39 which will be recorded in equity at January 1, 2005). These disclosures comply with the recommendations of the French securities regulator (AMF) concerning financial communications during the transition period.

On March 3, 2005, the IFRIC published draft interpretations on the accounting treatment of service concession arrangements. The period for submitting comments ends on May 3 and the IASB is expected to approve the final interpretations during the second half of this year. Pending completion of the Group’s analysis of the proposals and publication of the IFRIC’s final interpretations, concession assets and liabilities and revenues and expenses have been accounted for in the opening IFRS balance sheet at January 1, 2004 in accordance with the Group’s current accounting under French GAAP, as described in notes 1.E, 1.L and 9.3 to the consolidated financial statements. The information disclosed below concerning equity at January 1, 2004 does not therefore take into account the impacts relating to concession arrangements. These impacts will be disclosed as soon as the final interpretations have been published and the Group has completed its analysis of their implications.

Certain changes may be made to the opening balance sheet on which the following disclosures are based, to take into account the requirements of IFRSs related to service concession arrangements and any new interpretations of IFRSs published in 2005 for the preparation of the final 2005 IFRS financial statements.

The information below has been reviewed by the Audit Committee, which has been involved in examining the available options and all other issues related to the transition to IFRS, and also by the Board of Directors at its meeting of March 9, 2005.

In compliance with the recommendations of the French securities regulator (AMF) concerning financial communications during the transition period, the Group will disclose the following additional information at the Annual Shareholders’ Meeting on May 13, 2005, following a review by the Board of Directors:

•	Reconciliation between the condensed French GAAP balance sheets and preliminary condensed IFRS balance sheets at January 1, 2004 and December 31, 2004.

•	Reconciliation between the condensed 2004 French GAAP income statement and the preliminary condensed 2004 IFRS income statement.

•	Reconciliation between the 2004 French GAAP statement of cash flows and the 2004 IFRS statement of cash flows.

5.2.2 STANDARDS AND INTERPRETATIONS APPLIED TO PREPARE THE PRELIMINARY DETAILED DISCLOSURES ON THE IMPACTS OF THE TRANSITION TO IFRS AT JANUARY 1, 2004

Standards

The financial information presented below has been prepared based on the standards and interpretations published by the IASB and adopted by the European Union in the period to February 28, 2005.

As allowed under IFRS 1, the SUEZ Group has decided to postpone the first-time adoption of IAS 32 and IAS 39 until January 1, 2005. The changes in accounting policies resulting from the application of these two standards are presented in section IV.

Adjusted equity at January 1, 2004 presented in this document does not reflect the possible impacts of applying:

•	The standards and interpretations published as of February 28, 2005 whose adoption is not compulsory until the fiscal year commencing January 1, 2006.

•	The proposed interpretations and exposure drafts published by the IFRIC and the IASB up to March 31, 2005.

In particular, the Group has currently decided not to apply in advance at January 1, 2004 IFRIC 4 – Determining whether an arrangement contains a lease. Application of this interpretation is compulsory as from January 1, 2006 with earlier application encouraged. The changes in accounting policies arising from application of IFRIC 4 are presented in section IV.

As explained above, pending publication of the final IFRIC interpretations, concession assets and liabilities and revenues and expenses have been accounted for in the opening IFRS balance sheet at January 1, 2004 in accordance with the Group’s current accounting under French GAAP. The issues identified in relation to these interpretations are presented in section IV.

Certain standards and interpretations adopted by the European Union for application at January 1, 2004 may undergo changes before the end of 2005.

IASs•/•IFRSs applied by SUEZ in the opening IFRS balance sheet at January 1, 2004

The impacts on equity presented below are stated before tax and excluding minority interests.

IFRS 1 – First-time Adoption of International Financial Reporting Standards authorizes first-time adopters to apply certain exemptions from other IASs•/•IFRSs. The options applied by the Group are as follows:

Pensions and other post-retirement benefit obligations: cumulative actuarial gains and losses

As allowed under IFRS 1, the Group has elected to recognize in equity in the opening IFRS balance sheet cumulative actuarial gains and losses not recognized in the French GAAP financial statements at December 31, 2003, leading to a reduction in opening equity at January 1, 2004 of 293 million of euros.

Cumulative translation adjustments

As allowed under IFRS 1, the Group has elected to transfer cum ulative translation adjustments at January 1, 2004 to “Consolidated retained earnings”. This decision had no impact on Group equity as it simply resulted in the transfer of 2,239 million of euros from “Cumulative translation adjustments to “Other reserves”.

Business combinations

As allowed under IFRS 1, the Group has elected not to restate acquisitions carried out prior to January 1, 2004 in accordance with IFRS 3. Consequently, goodwill written off against equity on acquisitions made prior to January 1, 2000 that were financed by the issuance of shares has not been restated in the opening IFRS balance sheet.

Revaluation of property, plant and equipment and intangible assets

The Group has decided not to apply the exemption provided for in IFRS 1, allowing property, plant and equipment and intangible assets to be revalued at fair value in the opening IFRS balance sheet at January 1, 2004. The option chosen by the Group therefore has no impact on equity in the opening IFRS balance sheet at January 1, 2004.

Stock options and other share-based payments

As allowed by IFRS 1, the Group has decided to limit the application of IFRS 2 to shares, share options or other equity instruments that were granted after November 7, 2002 and had not yet vested at January 1, 2004. Application of IFRS 2, including the transitional provisions, had no impact on equity in the opening IFRS balance sheet.

Options chosen by SUEZ relating to other IASs•/•IFRSs

The impacts on equity presented below are stated before tax and excluding minority interests.

Capitalisation of borrowing costs

In accordance with the allowed alternative accounting treatment provided for in IAS 23 – Borrowing Costs, borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset. This principle is similar to the one currently applied by the Group in the French GAAP financial statements.

Property, plant and equipment and intangible assets

The Group has elected to continue to state property, plant and equipment and intangible assets at historical cost less accumulated depreciation or amortization, rather than applying the allowed alternative method, which consists of regularly revaluing one or several categories of property, plant and equipment.

Pensions and other post-retirement benefit obligations – corridor method

The Group has elected to continue to apply the corridor method described in note 1.R to the consolidated financial statements for the recognition of gains and losses arising from changes in actuarial assumptions after January 1, 2004. This method consists of recognizing in profit or loss over the remaining service lives of plan participants the portion of net cumulative actuarial gains and losses that exceeds the greater of 10% of the present value of the defined benefit obligation (before deducting plan assets) and 10% of the fair value of any plan assets. This method is the same as the one applied in the French GAAP financial statements.

The Group has also elected to recognize in equity in the opening IFRS balance sheet cumulative actuarial gains and losses not recognized in the French GAAP financial statements at December 31, 2003 (see 2.2.1 above).

Joint ventures

The Group has elected to continue consolidating jointly-controlled companies by the proportional method. Consequently, adoption of IFRS does not result in any change compared with the French GAAP financial statements.

Main differences between French GAAP and IAS•/•IFRS that have an impact on equity at January 1, 2004

The impacts on equity presented below are stated before tax and excluding minority interests.

Negative goodwill

Under IFRS 3 – Business Combinations, the excess of the fair value of the identifiable assets and liabilities acquired over the acquisition cost is recognized immediately in profit or loss.

In the French GAAP financial statements, negative goodwill is written back to profit or loss over a period that reflects the objectives and projections established at the time of acquisition, in accordance with CRC regulation 99-02.

In the IFRS financial statements, negative goodwill carried in the French GAAP financial statements at December 31, 2003 has been written off against equity at January 1, 2004.

The impact of this adjustment on equity in the opening IFRS balance sheet at January 1, 2004 is an increase of 300 million of euros.

Recognition of goodwill in the currency of the acquired company

In the French GAAP financial statements, goodwill is recognized in the currency of the acquiring company.

In the IFRS financial statements, goodwill is recognized in the currency of the acquired company in accordance with IAS 21 – The Effects of Changes in Foreign Exchange Rates. The restatement has been made retrospectively. The impact on equity in the opening IFRS balance sheet at January 1, 2004 is a decrease of 121 million of euros.

Property, plant and equipment

Components approach

Application of the components approach provided for in IFRS involves:

•	Applying a different depreciation period to each component of a fixed asset whose useful life is different from that of the asset, provided that the component’s cost is significant in relation to the total cost of the fixed asset.

In the French GAAP financial statements, the Group applies different depreciation periods only for significant components of complex facilities with useful lives that are different from the useful life of the infrastructure as a whole.

Property, plant and equipment have also been analyzed based on the components approach to determine whether the capitalized costs comply with IAS 16 and IAS 23.

The corresponding IFRS adjustments have been determined retrospectively from the date on which the assets were recognized in the balance sheet up to December 31, 2003.

•	Identifying and separately recognizing (in the initially recognized cost of the corresponding asset in the IFRS balance sheet) the cost of major inspections and replacements under multi-year maintenance programs. When the replacements are performed, the costs related to this component will be capitalized and depreciated on a straight-line basis over the period to the next inspection or replacement. The corresponding IFRS adjustment has been determined retrospectively from the date when the assets were first recognized in the balance sheet up to December 31, 2003.

•	As a consequence of the above-mentioned principles, reserves for major repairs carried in the French GAAP financial statements are not recognized under IFRS, due in particular to the inclusion of major inspection and replacement costs in the carrying value of the related assets. These provisions have therefore been eliminated from the opening IFRS balance sheet in an amount of 247 million of euros.

The impact of all of these adjustments on equity in the opening IFRS balance sheet at January 1, 2004 is an increase of 310 million of euros.

Obligations for dismantling assets

Under IAS 16 – Property, Plant and Equipment, the value at which an asset is measured at recognition includes an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, the obligation for which an entity incurs either when the item is acquired or as a consequence of having used the item during a particular period. The amount recognized in assets for dismantling costs is offset by a liability for the same amount.

The Group has elected to apply the option available to first-time adopters of IFRS under IFRIC 1, as follows:

•	The liability at the date of transition to IFRS has been measured in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, based on the cash flow and discount rate assumptions applied at the transition date.

•	The gross amount that would have been included in the cost of the related asset when the liability first arose has been estimated by discounting the liability to the commissioning date using the average of the discount rate(s) that would have applied for that liability over the period from the commissioning date to the IFRS transition date.

•	Accumulated depreciation has been calculated retrospectively on the recognized asset, on the basis of the current estimate of the useful life of the asset at the transition date.

In the French GAAP financial statements, under CRC regulation 2000-06 on liabilities applicable since January 1, 2002, a provision is recognized when infrastructure is commissioned for the present value of the estimated dismantling cost and an equivalent amount is added to the carrying value of the facility. However, in the absence of detailed guidelines, the Group applies a historical discount rate that complies with US GAAP (SFAS 143 – Asset retirement obligation).

The impact of the related adjustment, arising mainly from the difference between the historical discount rate and the discount rate at January 1, 2004 is a 78 million of euros decrease in equity in the opening IFRS balance sheet at January 1, 2004.

Depreciation of nuclear power stations

Under IAS 16, depreciation is calculated from the date when the asset is available for use.

In the French GAAP financial statements, nuclear power stations are depreciated based on the percentage of completion of construction work. Historically, this accounting treatment was applied to nuclear power stations in Belgium (the last of which was commissioned in 1985) in accordance with the recommendations of the electricity and gas industry control board (Commission de Contrôle de l’Electricité et du Gaz) for pricing purposes.

The corresponding IFRS adjustment has been calculated retrospectively, leading to a 328 million of euros increase in equity in the opening IFRS balance sheet at January 1, 2004.

Deferred taxes

Under IAS 12 – Income Taxes, deferred taxes may not be discounted.

In the French GAAP financial statements, as provided for in CRC regulation 99-02, deferred taxes are discounted when the impacts at the level of a taxable entity are material and the periods in which the underlying temporary differences will reverse can be reliably estimated.

The impact of the IFRS adjustment on equity in the opening IFRS balance sheet at January 1, 2004 is a decrease of 139 million of euros.

Intangible assets

At the inception or during the life of long-term concession contracts, the Group is required to make payments for the concession operating rights.

In the French GAAP financial statements, the amounts paid or payable are recognized at their nominal amount.

In the IFRS financial statements, the amounts payable are recognized at their discounted present value.

The impact of the related adjustment on equity in the opening IFRS balance sheet at January 1, 2004 is a decrease of 78 million of euros.

The operating rights are not covered by the future IFRIC interpretations concerning service concession arrangements.

Revenue recognition

Part of the price received by the Group under certain long-term electricity sales contracts is fixed, rather than being based on volumes. The fixed amount changes over the term of the contract.

Under French GAAP, revenues are recognized based on the contract terms and, in the case of long-term electricity sales contracts, the fixed payment is recognized on the billing date.

Under IFRS, particularly IAS 18 – Revenue, revenues from these contracts are recognized on a straight-line basis because, in substance, the fair value of the services rendered does not vary from one period to the next.

The impact of the IFRS adjustment on equity in the opening IFRS balance sheet at January 1, 2004 is a decrease of 139 million of euros.

5.2.3 RECONCILIATION OF EQUITY AT JANUARY 1, 2004

In millions of euros	Group	Minority Interests	100%
Equity at January 1, 2004: French GAAP	6,896	4,847	11,743
Impact of options on first-time adoption of IFRS	(293)	(15)	(308)
Pensions and other post-retirement benefit obligations – cumulative actuarial gains and losses	(293)	(15)	(308)
Impact of changes of method	390	463	853
Negative goodwill	300	—	300
Goodwill in the currency of the acquired entity	(121)	(16)	(137)
Property, plant and equipment	560	557	1,117
Deferred taxes – cancellation of discounting adjustment	(139)	(10)	(149)
Intangible assets	(78)	1	(77)
Revenue recognition	(139)	(51)	(190)
Other	7	(17)	(10)
Deferred taxes on adjustments	21	(113)	-(92)

Total IFRS adjustments	118	335	453

Equity at January 1, 2004: IFRS	7,014	5,182	12,196

5.2.4 ISSUES NOT DEALT WITH IN THE OPENING IFRS BALANCE SHEET

Concessions

The Group is waiting for the IFRIC’s final interpretations concerning the accounting treatment of concession contracts. The following draft interpretations were published by IFRIC on March 3, 2005:

•	D 12: Service concession arrangements: Determining the accounting model

•	D 13: Service concession arrangements: The financial asset model

•	D 14: Service concession arrangements: The intangible asset model

The period for submitting comments ends on May 3 and the IASB is expected to approve the final interpretations during the second half of this year. The interpretations will be applicable retrospectively from January 1, 2006 and early (retrospective) application from January 1, 2005 will be encouraged.

At SUEZ, the interpretations will apply to the following contracts:

•	Delegated public service contracts in France:

•	Water distribution and water treatment

•	Heating networks

•	Electricity distribution

•	Household waste incineration

•	International water distribution contracts

•	BOT (Build Operate and Transfer) contracts at Degrémont

The IFRIC has proposed two alternative accounting models for service concession arrangements: the intangible asset model and the financial asset model. The choice between the two depends on who has primary responsibility for paying for the concession services and not the extent to which the risks and rewards of ownership lie with the operator:

•	The intangible asset model would apply when the concession services are paid for by the users:

•	This model would apply to the delegated public service contracts in France and to most international water distribution contracts.

•	The main identified impacts of applying this model would be as follows:

•	Assets made available by the grantor without consideration and the corresponding liabilities would no longer be recognized in the balance sheet.

•	Start-up capital expenditure incurred during the concession period would be treated as intangible assets (and not as property, plant and equipment, as is currently the case).

•	The financial asset model would apply when the concession services are paid for by the grantor:

•	This model would apply to BOT contracts

•	The main identified impacts of applying this model would be as follows:

•	Assets made available by the grantor without consideration and the corresponding liabilities would no longer be recognized in the balance sheet.

•	The start-up costs incurred during the concession period would be treated as intangible assets (and not as property, plant and equipment, as is currently the case).

•	Revenue would consist of the portion of the concession fee corresponding to the remuneration of concession services, with the remaining portion recognized as a repayment of the financial asset.

•	Interest revenue on the outstanding financial asset would be recognized in profit or loss.

There is still some uncertainty about the impacts of the IFRIC’s draft interpretation on the income statement, particularly the accounting treatment of the obligation to replace infrastructure under the two models described above (in the French GAAP financial statements, this obligation is covered by a provision).

The Group is continuing to participate actively in the various working groups on this topic set up by the French National Accounting Council (CNC) and is closely monitoring the IFRIC’s discussion of the matter.

At this stage of the analysis, based on the interpretations presented for comment, most of the Group’s concession contracts would be accounted for using the intangible asset model. Pending publication of the final interpretations, concession assets and liabilities and revenues and expenses have been accounted for in the opening IFRS balance sheet at January 1, 2004 in accordance with the applicable French GAAP, as described in notes 1.E, 1.L and 9.3 to the consolidated financial statements. The main items related to concession contracts that are subject to specific accounting treatment are as follows:

•	Provisions for replacements and major repairs.

•	Financial depreciation (amortissement de caducité) of concession assets returned to the grantor at the end of the concession without consideration.

Assets made available by the grantor at the inception of the concessions, which are recognized under assets and liabilities in the French GAAP financial statements, have been eliminated from the opening IFRS balance sheet at January 1, 2004. This adjustment has no impact on equity.

Right of use

In December 2004, the IFRIC published interpretation IFRIC 4 – Determining whether an arrangement contains a lease, the principles of which are similar to US GAAP interpretation EITF 01-08 that was applicable prospectively from January 1, 2004 in the Group’s US GAAP financial statements.

IFRIC 4 deals with the identification and recognition of energy services, purchasing and sales contracts that, although not qualified as leases from a legal standpoint, convey to customers/suppliers the right to use an asset or a group of assets in exchange for fixed payments. These contracts could be considered as leasing arrangements, in which case they would be qualified as either operating or finance leases. In the latter case, a finance receivable would be recognized to reflect the financing deemed to be granted where the Group is considered as acting as lessor and its customers as lessees.

SUEZ is concerned by this interpretation mainly with respect to:

•	Certain energy purchase and sale contracts, particularly where the contract conveys to the purchaser of the energy an exclusive right to use a production asset.

•	Certain contracts with industrial customers under which the Group operates assets dedicated to the customers concerned.

From a legal standpoint, these contracts are not leases and the assets are therefore recognized in property, plant and equipment in the French GAAP financial statements.

This interpretation is applicable retrospectively as from January 1, 2006 with early application encouraged. Pending information about the IFRIC’s position regarding the accounting treatment of service concession arrangements, the Group has currently decided not to elect for early application.

Financial instruments

The Group has elected to apply IAS 32/39 as from January 1, 2005. Consequently, in accordance with the option provided for in IFRS 1, no comparative information will be presented for 2004 regarding financial instruments governed by IAS 32/39.

In the opening IFRS balance sheet at January 1, 2004, no adjustments have been recorded and no financial assets have been reclassified, other than based on the distinction between current and non-current assets. The impact of these standards on the consolidated financial statements is currently being analyzed.

In view of the long-term nature of the SEE and SEI energy purchase and sale contracts and the Group’s energy trading transactions (hedging of commodity price risks, optimization of production resources and the portfolio of purchase and sale contracts), application of these standards could lead to significant volatility in both profit and equity. The main differences compared to French GAAP are expected to concern:

•	Measurement at fair value of certain commodity contracts or other commercial contracts that would not be considered as being entered into in the normal course of business under IAS 39.

•	Measurement and classification of financial assets and liabilities.

•	Derecognition of financial assets.

•	Recognition of derivative instruments used to hedge market risks.

5.2.5 OTHER CHANGES WITH NO IMPACT ON EQUITY AT JANUARY 1, 2004

Income statement presentation

The Group has elected to continue to present expenses by nature rather than by function.

In accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, expenses corresponding to the reversal of discounting adjustments to long-term provisions (for dismantling obligations, nuclear waste reprocessing costs, site restoration costs) are presented in financial expenses.

In accordance with IAS 19 – Employee Benefits, the interest cost on pension and other post-retirement benefit obligations and the expected return on plan assets are recognized in financial expenses and interest income.

Lastly, in accordance with IAS 1 – Presentation of Financial Statements, items reported in exceptional income and expense in the French GAAP financial statements are reclassified in the IFRS income statement under operating income and expense and/or finance costs and interest income. However, restructuring costs, gains and losses on disposals of assets and impairment losses are reported separately in the IFRS income statement.

Revenues

In the French GAAP financial statements, the contribution of energy trading activities aimed at optimizing production assets and fuel purchase and energy sale portfolios, is recorded in “Revenues” and “Purchases and changes in inventories”.

In accordance with IAS 18 – Revenue, when sale contracts are offset by similar purchase contracts, or if the sale contracts are entered into as part of an offset strategy, they are recognized in revenue based on the net amount.

In addition, revenues collected on behalf of third parties by the Environment Division, which are reported in the French GAAP financial statements under revenue and expenses, are recognized in revenue on a net basis in the IFRS financial statements. This change of method leads to a decrease in revenue that is offset by an equivalent reduction in operating expenses.

Segment information

IAS 14 – Segment Reporting, requires disclosure of information by business segment and by geographical segment. Companies must determine their primary and secondary reporting formats (between the business segment and the geographical segment), with more detailed disclosures required for the primary reporting format. The Group has determined that its primary reporting format is the business segment and the secondary format is the geographical segment. It has identified four business segments: Electricity and Gas, Energy Services, Environment and Other. To make its segment information easier to understand, the Electricity and Gas segment has been further broken down between Europe (SEE) and International (SEI).

The information contained in the 2004 management report and Note 22 to the consolidated financial statements is presented in accordance with these primary and secondary reporting formats.

Debt

Securitizations

In the French GAAP financial statements at December 31, 2004, special purpose entities set up in connection with the Group’s securitization programs have not been consolidated. This accounting treatment complies with CRC regulation 99-02 and the recommendation of the French Accounting Board’s emerging issues task force (Comité d’Urgence du CNC) dated October 13, 2004.

In the IFRS financial statements, the special purpose entities have been consolidated in accordance with the provisions of IAS 27 – Consolidated Financial Statements and Accounting for Investments in Subsidiaries and the related interpretation SIC 12 – Consolidation: Special Purpose Entities.

The impact of consolidating the special purpose entities on the financial statements at December 31, 2003 and 2004 is presented in Note 20.5 to the consolidated financial statements “Off-balance sheet commitments – receivables securitization program”.

Amortized cost

Debt issue and redemption premiums have been reclassified as a deduction from debt, in accordance with the amortized cost method recommended by IFRS.

Presentation of pension and other post-retirement benefit obligations

Application of the provisions of IAS 19 – Employee Benefits concerning the presentation of plan assets and liabilities has led to certain changes in the balance sheet presentation of pension and other post-retirement benefit obligations.

Obligations towards employees of Electrabel’s distribution business are covered by a reimbursement right granted by inter-municipal entities. As explained in Note 1.O to the consolidated financial statements, the inter-municipal entities do not employ any staff and use Electrabel’s distribution services, skills and experience for the day-to-day operation of the networks. All related personnel costs (including pension costs) are billed by Electrabel to the inter-municipal entities based on actual costs.

In the French GAAP financial statements, in light of Electrabel’s right to reimbursement from the inter-municipal entities, pension obligations towards distribution employees are netted off against the receivables from the inter-municipal entities in the same amount.

In the IFRS financial statements, the reimbursement right does not qualify as a plan asset under IAS 19 – Employee Benefits. The obligation is therefore recognized as a liability in Electrabel’s balance sheet for an amount of 1.4 billion of euros, and is offset by an asset in the same amount corresponding to the reimbursement right.

Insurance policies taken out with related companies also represent reimbursement rights and are recognized as an asset in accordance with IAS 19. In the French GAAP financial statements, the reimbursement rights are qualified as plan assets and are therefore deducted from pension and other post-retirement benefit obligations under liabilities. The impact on the IFRS financial statements of this difference in presentation is an increase of some 200 million in provisions for pensions and other post-retirement benefit obligations and an equivalent increase in assets corresponding to recognition of a reimbursement right.

These differences in presentation have no impact on equity in the opening IFRS balance sheet at January 1, 2004 or on future profit, because the reimbursement rights will be treated as plan assets.

5.2.6 IMPACT OF THE CHANGES ON FUTURE PROFIT

This section is not intended to provide a comprehensive overview of all the impacts on profit of the transition to IFRS, but simply to offer an indication of the general impact on profit of the selected options and the differences identified during the analysis of the opening IFRS balance sheet.

Concerning the options described in paragraphs “IASs/IFRs applied by SUEZ in the opening IFRS balance sheet at January 1, 2004” (p.121) above, the impacts on profit are expected to be relatively limited:

•	The recognition of cumulative actuarial gains and losses at January 1, 2004 will have a small positive impact because gains and losses outside the 10% corridor will not be recognized in profit over the remaining service lives of the employees concerned

•	The change in accounting treatment of stock options and other share-based payments will have a negative impact. The cost recorded in 2004 only concerns two stock option plans, but in future years the change will concern four plans, based on a four-year vesting period, as well as any employee stock ownership plans that may be set up by the Group. Rights under the 2004 employee stock ownership plan vested before January 1, 2005 and this plan will therefore have no impact on profit.

•	The transfer of cumulative translation adjustments (representing a negative amount of 2,239 million) “to consolidated retained earnings” will have a positive impact when the subsidiaries concerned are sold.

•	The other options will not have any impact on future profit.

Concerning the other adjustments:

•	The adjustment of negative goodwill (see paragraph “Main differences between French GAAP and IAS•/•IFRS that have an impact on equity at January 1, 2004”, p. 122) will have a negative impact because the amounts involved will not be written off to profit, but this will be more than offset by the positive impact of no longer amortizing goodwill, in accordance with IFRS 3 – Business Combinations. Consequently, the adjustment described in paragraph “Recognition of goodwill in the currency of the acquired company” (p.122) will have no impact. Goodwill amortization for 2004 is disclosed in “Consolidated Statement of Income”. However, the write-off of negative goodwill in Brazil discussed in section 3 of the Management Report (“Reconciliation of equity at January 1, 2004” table, p.124) will not be recognized in the 2004 IFRS income statement.

•	The other adjustments discussed in paragraphs “Property, plant and equipment” (p.122) and “Revenue recognition”(p124) should not have a material impact on the whole.

5.2.7 2005 IFRS FINANCIAL CALENDAR

The main dates in the IFRS financial calendar are as follows:

Event	Date
First-quarter 2005 revenue	May 4, 2005
Detailed information on the impact of the transition to IFRS on the Group’s financial position and performance in 2004	May 13, 2005
First-half 2005 results	September 8, 2005

5.3•FIVE YEAR KEY FIGURES

FIVE YEAR FINANCIAL SUMMARY

		SUEZ
In millions of euros		2004	2003	2002	2001	2000

1.	Revenues	40,739.4	39,621.8	46,089.8	42,359.2	34,617.0

	including revenues generated outside France	31,278.7	29,871.3	36,119.5	33,373.5	25,928.6

	Proforma trading revenues (excluding energy trading)	40,739.4	39,621.8	40,783.9	nd	nd

	including revenues generated outside France	31,278.7	29,871.3	31,241.6	nd	nd

2.	Income

	• Operating income	3,601.3	3,204.9	3,707.6	4,063.8	3,778.0

	• Gross operating income (GOI)	6,198.2	6,010.9	7,253.7	7,737.9	7,414.7

	• Net income/(loss) (Group share)	1,804.4	(2,165.2)	(862.5)	2,086.7	1,919.4

3.	Cash flow

	Cash flow from operating activities	4,376.5	4,495.6	4,826.5	5,402.5	4,888.3

	Including gross cash flow	4,486.6	3,726.9	4,856.7	4,816.7	4,492.2

	Cash flow from/(used in) investing activities	(281.6)	3,607.9	(3,200.9)	(4,332.0)	(9,089.6)

	Cash flow from/(used in) financing activities	(7,084.1)	(6,190.0)	1,719.8	(889.3)	3,131.6

4.	Balance Sheet

	Intangible assets	1,353.9	1,632.8	3,903.0	4,234.9	3,887.0

	Tangible assets (a)	20,780.4	22,279.9	28,426.6	33,323.0	32,399.9

	Goodwill	5,351.9	5,851.5	8,710.9	10,319.3	9,763.6

	Financial assets	6,706.5	7,017.9	11,099.8	11,163.3	11,105.3

	Working capital requirements (b)	(289.5)	392.3	(158.3)	(749.8)	(659.7)

	Marketable securities and cash and cash equivalents	8,556.9	11,703.0	8,538.9	5,751.2	5,836.9

	Total assets	62,981.9	69,950.2	84,151.3	89,481.4	85,497.6

	Borrowings and long-term debt	20,071.8	26,694.1	34,544.5	33,760.6	32,191.9

	Reserves for contingencies and losses (c)	9,695.2	10,440.4	10,208.1	9,437.1	9,917.7

	Shareholders’ equity (Group share)	7,922.5	6,895.7	10,577.5	14,397.2	13,134.1
	Total shareholders’ equity	12,693.0	11,742.9	15,768.2	20,844.2	20,223.4

5.	Per share data (in euros)

	• average number of shares outstanding (d)	995,133,046	993,508,578	991,270,887	985,089,012	956,687,090

	• number of shares at year-end	1,010,713,541	1,007,679,806	1,007,422,403	1,026,280,965	1,021,328,585

	• earnings/(loss) per share (d)	1.81	(2.18)	(0.87)	2.12	2.01

	• dividend distributed (proposed for 2004)	0.80	0.71	0.71	0.71	0.66

6.	Total average workforce	217,180	233,009	241,607	360,142	421,899

	• fully consolidated companies	160,966	173,368	189,062	177,545	170,075

	• proportionally consolidated companies	50,614	49,694	26,680	31,773	30,408

	• companies accounted for under the equity method	5,600	9,947	25,865	150,824	221,416

(a)	Net of special concession accounts in liabilities

(b)	Working capital requirements = inventories and work-in-progress + accounts receivable + prepaid expenses - deferred income - accounts payable - miscellaneous payables

(c)	Excluding underwriting reserves for life insurance sector

(d)	Earnings per share is calculated based on the average number of shares outstanding, net of treasury stock.

5.4 •FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS – ASSETS

In millions of euros	Note	Dec. 31, 2004			Dec. 31, 2003	Dec. 31, 2002
		Gross	Depreciation, amortization and provisions	Net	Net	Net

Intangible assets	9.4	2,709.7	1,355.8	1,353.9	1,632.8	3,903.0

Goodwill	8	7,739.3	2,387.4	5,351.9	5,851.5	8,710.9

Tangible assets	9.1

Assets owned outright	9.2	40,758.9	23,234.4	17,524.5	19,149.4	24,682.3

Assets under concession	9.3	8,863.1	3,069.1	5,794.1	5,600.9	5,604.0

Construction in progress and down-payments		2,508.8	48.2	2,460.6	2,377.0	2,989.5

Financial assets

Equity securities	10.1	2,814.1	1,153.0	1,661.1	2,203.9	5,733.6

Companies accounted for under the equity method	7	3,054.3	–	3,054.3	3,333.5	3,270.4

Other financial assets	10.3	2,175.2	184.1	1,991.1	1,480.5	2,095.8

Total non-current assets		70,623.4	31,432.0	39,191.4	41,629.5	56,989.5

Inventories and work-in-progress	11.1	1,597.4	85.6	1,511.8	1,850.1	2,652.6

Accounts receivable

Trade accounts and notes receivable	11.2	9,729.7	623.6	9,106.1	8,984.0	9,967.1

Other receivables		3,123.9	158.9	2,965.1	3,428.9	3,702.7

Marketable securities and cash and cash equivalents

Marketable securities	10.4	3,376.6	35.1	3,341.5	5,015.0	2,575.7

Cash and cash equivalents	16.1	5,224.1	8.7	5,215.4	6,688.0	5,963.2

Prepaid expenses	12	1,650.6	–	1,650.6	2,354.7	2,300.5

Total current assets		24,702.3	911.8	23,790.5	28,320.7	27,161.8

Total assets		95,325.7	32,343.8	62,981.9	69,950.2	84,151.3

CONSOLIDATED BALANCE SHEETS – LIABILITIES AND SHAREHOLDERS’ EQUITY

In millions of euros	Note	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
Share capital		2,040.9	2,015.3	2,014.8

Additional paid-in capital		6,621.8	6,470.1	6,439.8

Consolidated reserves		219.0	3,186.9	5,048.9

Cumulative translation adjustments	13.3	(2,411.3)	(2,238.8)	(1,691.0)

Net income/(loss) for the year		1,804.4	(2,165.2)	(862.5)

Treasury stock	13.4	(352.3)	(372.6)	(372.6)

Shareholders’ equity		7,922.5	6,895.7	10,577.5

Minority interests	14	4,770.5	4,847.2	5,190.7

Total shareholders’ equity		12,693.0	11,742.9	15,768.2

Special concession accounts	9.3	4,998.8	4,847.4	4,849.2

Reserves for contingencies and losses	15	9,695.2	10,440.4	10,208.1

Borrowings and long-term debt	16.2	20,071.8	26,694.1	34,544.5

Accounts payable

Advances and down-payments received on orders		689.0	942.7	1,543.9

CONSOLIDATED BALANCE SHEETS - LIABILITIES AND SHAREHOLDERS’ EQUITY

Trade payables		6,198.4	6,617.6	6,643.2
Other accounts payable	17	5,842.6	5,880.6	6,558.6
Deferred income	12	2,793.1	2,784.5	4,035.5
Total liabilities and shareholders’ equity		62,981.9	69,950.2	84,151.3

CONSOLIDATED STATEMENTS OF INCOME

In millions of euros	Note	Dec. 31, 2004	Dec. 31, 2003 published	Dec. 31, 2002 pro forma	Dec. 31, 2002 published
Revenues		40,739.4	39,621.8	40,783.9	46,089.8
Other income		1,694.1	1,488.4	2,073.6	2,073.6
Other operating income	3.1	1,347.9	1,044.9	1,606.3	1,606.3
Income from mixed inter-municipal companies and partnerships	3.2	346.2	443.5	467.3	467.3
Operating expenses		36,498.9	35,383.1	36,079.0	41,384.9
Purchases and changes in inventories		13,637.9	12,912.1	11,821.4	17,127.3
Receipts on behalf of local authorities		1,000.8	1,035.4	1,081.2	1,081.2
Taxes and related payments		846.1	820.5	852.7	852.7
Salaries, wages and social security charges		7,635.5	8,236.3	9,295.0	9,295.0
Other operating expenses	3.3	13,378.6	12,378.8	13,028.7	13,028.7
Operating income before depreciation, amortization and provisions		5,934.6	5,727.1	6,778.5	6,778.5
Depreciation, amortization and provisions	3.4	2,333.3	2,522.2	3,070.9	3,070.9
Operating income		3,601.3	3,204.9	3,707.6	3,707.6
Financial loss	4	(675.1)	(880.1)	(976.0)	(976.0)
Current income of consolidated companies		2,926.2	2,324.8	2,731.6	2,731.6
Exceptional income/(loss)	5	956.4	(2,757.4)	(1,783.7)	(1,783.7)
Income tax	6	(936.8)	(721.0)	(657.1)	(657.1)
Share in income of companies accounted for under the equity method	7	(55.8)	165.7	51.4	51.4
Income/(loss) before amortization of goodwill		2,889.9	(987.9)	342.2	342.2
Amortization of goodwill		(253.1)	(266.8)	(382.6)	(382.6)
Group share of goodwill amortization		(221.3)	(236.2)	(350.1)	(350.1)

Total net income/(loss)		2,636.8	(1,254.7)	(40.4)	(40.4)
Minority interests		832.3	910.5	822.1	822.1
Net income/(loss)		1,804.4	(2,165.2)	(862.5)	(862.5)
Earnings/(loss) per share (in €)		1.81	(2.18)	(0.87)	(0.87)
Diluted earnings/(loss) per share (in €)	13.8	1.80	(2.18)	(0.87)	(0.87)

CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of euros	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
Net income/(loss)	1,804.4	(2,165.2)	(862.5)
Share in net income of companies accounted for under the equity method (net of dividends received)	241.3	4.6	(19.0)
Net depreciation, amortization and provisions	1,419.2	3,785.6	5,659.4
Net capital gains on disposals of assets	(128.5)	1,310.3	(1,362.1)
Minority interests	832.3	910.5	822.1
Other	317.9	(118.9)	618.8
Gross cash flow	4,486.6	3,726.9	4,856.7
Changes in:
Inventory	126.9	51.9	62.6
Receivables	(31.7)	292.7	(806.5)
Payables	(112.7)	512.2	620.4
Total operating working capital cash flows	(17.5)	856.8	(123.5)
Other	(92.6)	(88.1)	93.3
Cash flow from operating activities	4,376.5	4,495.6	4,826.5
Purchases of tangible and intangible assets	(2,171.3)	(2,804.4)	(4,157.8)
Purchases of financial assets	(679.6)	(1,501.7)	(4,174.0)
Disposals of tangible and intangible assets	340.0	230.2	878.9
Disposals of financial assets	2,431.2	7,806.7	4,154.7
Changes in Group structure (a)	(98.6)	(61.8)	(34.0)
(Increase)/decrease in other assets	(75.9)	20.0	186.3
Other cash requirements	(27.4)	(81.1)	(55.0)
Cash flow from (used in) investing activities	(281.6)	3,607.9	(3,200.9)
Dividends distributed	(1,490.2)	(1,592.5)	(1,646.0)
Repayment of long-term debt	(8,282.9)	(11,831.5)	(14,738.1)
Increase in long-term debt	2,352.5	7,342.1	18,121.0
Treasury stock movements	18.5	—	(145.2)
Increase in total shareholders’ equity	318.0	(108.1)	128.1

CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash flow from (used in) financing activities	(7,084.1)	(6,190.0)	1,719.8
Effect of changes in consolidation method, exchange rates and other	97.4	14.6	(356.8)
Total cash flow for the year	(2,891.8)	1,928.1	2,988.6
Cash at beginning of year	9,803.1	7,875.0	4,886.4
Cash at year-end (b)	6,911.3	9,803.1	7,875.0

(a) Cash balances of companies acquired or over which the Group has gained control less the cash balances of consolidated companies sold.

(b) Cash balances comprise the following:

In millions of euros	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
Cash and cash equivalents	5,215.4	6,688.0	5,963.1
Marketable securities (c)	1,695.9	3,115.1	1,911.9

Total	6,911.3	9,803.1	7,875.0

(c)      The Fortis shares reclassified in marketable securities in 2003 are not included in this item. Marketable securities with maturities of less than 90 days only.

The consolidated reconciliation with balance sheet marketable securities is as follows:

In millions of euros	Dec. 31, 2004	Dec. 31, 2003	Dec. 31, 2002
Marketable securities with maturities of less than 90 days	1,695.9	3,115.1	1,911.9

Other marketable securities	1,645.6	1,899.9	663.8

Total balance sheet marketable securities	3,341.5	5,015.0	2,575.7

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Note	Share capital	Additional paid-in capital	Consolidated reserves	Cumulative translation adjustments	Treasury stock	Shareholders’ equity (Group share)
		13.1		13.2	13.3	13.4
Shareholders’ equity at December 31, 2001		2,052.6	6,843.3	6,219.5	112.3	(830.5)	14,397.2
Shares issued for employees		25.4	225.1	2.6			253.1
Conversion of bonds		1.5	10.8	0.2			12.5
Cancellation of treasury shares		(64.7)	(767.6)	(120.9)		953.2	–
Net acquisitions of treasury shares						(146.7)	(146.7)
Reclassification of treasury shares						(348.6)	(348.6)
Dividends distributed				(1,006.6)		2.5	(1,004.1)
Changes in cumulative translation adjustments					(1,803.3)		(1,803.3)

		Share capital	Additional paid-in capital	Consolidated reserves	Cumulative translation adjustments	Treasury stock	Shareholders’ equity (Group share)
Application of CRC Regulation no. 2000.06 relating to liabilities	13.6			(48.3)			(48.3)
Reversal of goodwill	13.5		128.2				128.2
Miscellaneous							—
Net loss for the year				(860.0)		(2.5)	(862.5)
Shareholders’ equity at December 31, 2002		2,014.8	6,439.8	4,186.5	(1,691.0)	(372.6)	10,577.5
Conversion of bonds		0.5	3.3				3.8
Dividends distributed				(1,001.6)		2.0	(999.6)
Changes in cumulative translation adjustments					(547.8)		(547.8)
Reversal of goodwill			27.0				27.0
Net loss for the year				(2,163.2)		(2.0)	(2,165.2)
Shareholders’ equity at December 31, 2003		2,015.3	6,470.1	1,021.7	(2,238.8)	(372.6)	6,895.7
Conversion of bonds		—	0.1				0.1
Shares issued for employees		25.6	151.7				177.2
Dividends distributed				(859.1)		0.6	(858.5)
Changes in cumulative translation adjustments					(172.5)		(172.5)
Net disposals of treasury shares				(1.8)		20.3	18.5
Impact of the transfer of LYDEC’s pension plans to an external fund				57.6			57.6
Net income for the year				1,805.0		(0.6)	1,804.4
Shareholders’ equity at December 31, 2004		2,040.9	6,621.8	2,023.4	(2,411.3)	(352.3)	7,922.5

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 1• SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis used

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in France (“French GAAP”) and the provisions of French laws and regulations and in particular the consolidated financial statement regulations (Regulation No. 99-02 of the French Accounting Regulation Committee – “Comité de la Réglementation Comptable”).

Since January 1, 2002, SUEZ has applied Regulation No. 2000-06 concerning liabilities, adopted by the French Accounting Regulation Committee.

The Group has not opted for early application of CRC Regulation No. 2002-10 with respect to depreciation, amortization and impairment of assets, nor recommendation No. 2004-15 of the French National Accounting Council (Conseil National de la Comptabilité) relating to the definition, recognition and measurement of assets.

Use of estimates

The preparation of financial statements in accordance with French GAAP requires the use of estimates and assumptions to determine the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses reported during the period.

The main estimates used in preparing the Group’s consolidated financial statements relate to the percentage of completion of long-term contracts, the value in use of long-lived assets as indicated in Note 1-F, reserves (particularly for nuclear waste reprocessing and storage and for dismantling of facilities as specified in Note 15), reserves for disputes, (see Note 21), pension liabilities and related commitments (see Note 1-R), and financial instruments (see Note 1-S).

Due to uncertainties inherent in the estimation process, the Group regularly revises its estimates using currently available information. Actual results could differ from those estimates.

Presentation currency of the consolidated financial statements

The figures in the financial statements are presented in million of euros (!), unless indicated otherwise.

A. Consolidation principles

Scope and method of consolidation

The consolidation methods followed by the Group consist of the full consolidation method, the proportional consolidation method and the equity method.

The accounts of all material subsidiaries over which the Group directly or indirectly exercises exclusive legal or de facto control are fully consolidated. De facto control May result from contractual agreements or from the ability to exercise the majority of the voting rights at the subsidiary’s shareholders meetings. Exclusive control is deemed to exist where the Group’s direct or indirect shareholding has exceeded 40% of voting rights for a period of two fiscal years, provided no third-party holds, directly or indirectly, a greater share in the voting rights, particularly in the case of listed subsidiaries.

The Group proportionately consolidates companies which are jointly controlled by two or more shareholders based upon the Group’s percentage of control.

Companies over which the Group exercises significant influence, which is presumed where the shareholding exceeds 20% of the capital, are accounted for under the equity method. In accordance with this method, the Group recognizes its proportionate share of the investee’s net income or loss under “Share in income of companies accounted for under the equity method” in the consolidated statements of income, except in the case of mixed inter-municipal companies whose accounting treatment is described in Note 1-G below.

Revenues and expenses of subsidiaries acquired or disposed of during the year are recognized in the consolidated statements of income from the date of acquisition or up to the date of disposal, respectively. However, for major disposals, and pursuant to paragraph 23.100 of CRC Regulation no. 99-02, the Group reserves the option to present the contribution of entities sold during the year on a separate line in the consolidated statements of income.

All material inter-company balances and transactions are eliminated on consolidation.

A list of the main fully consolidated companies, investments accounted for under the equity method and proportionately consolidated companies is presented in Note 25.

Treasury stock

SUEZ common shares held by the parent company or by fully or proportionately consolidated companies are:

•	recorded as marketable securities in the consolidated balance sheets, where such treasury stock is explicitly earmarked for distribution to employees or is intended to be used to stabilize the share price,

•	deducted from consolidated shareholders’ equity in all other situations.

The accounting treatment of income generated by the sale of treasury stock and of provisions for impairment in value of treasury stock depends on the intended purpose of holding the stock. Only the impact of sales and write-down provisions relating to securities classified as marketable securities are recorded in the consolidated statements of income. Other income generated by such sales, as well as the corresponding tax impact, is recognized in the consolidated statements of changes in shareholders’ equity.

B. Foreign currency translation methods

1. Foreign currency transactions

Foreign currency transactions are recorded at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are remeasured at year-end exchange rates. As of January 1, 2001, in accordance with the recommended method in CRC Regulation no. 99-02, translation gains and losses related to monetary assets and liabilities denominated in foreign currencies are recorded in the consolidated statement of income for the period to which they relate.

2. Translation of the financial statements of foreign companies

The financial statements of foreign companies are prepared in local currency or in the operating currency of each subsidiary.

Balance sheet items are translated into euros at official year-end exchange rates. Goodwill is stated in the currency of the entity holding the shares in the subsidiary concerned. Shareholders’ equity items are translated at historical exchange rates and any differences from changes in exchange rates compared with the previous year-end are recorded under “Cumulative translation adjustments” within shareholders’ equity.

Income statement and cash flow statement items are translated using the average exchange rate for the year.

Following the Argentine financial crisis, in the 2002 financial statements, the Group translated its Argentine companies’ assets and liabilities and unrealized exchange losses on debt denominated in strong currencies at the closing exchange rate at December 31, 2002 of ARS 1 to 0.2832 euros.

C. Intangible assets

Intangible assets primarily include:

•	the nominal amount of fees and sums paid or payable in return for rights as a concession holder or to operate public sector facilities, amortized over the contract period;

•	purchased goodwill, leasehold rights, customer lists, trademarks, patents and licenses, amortized over periods not exceeding their estimated useful lives.

Intangible assets are amortized on a straight-line basis over the following estimated useful lives (in years):

In years	Minimum	Maximum
Concession rights: – Water	7	25
– Infrastructures	10	65
Purchased goodwill	10	25
Trademarks	5	28
Patents	1	20
Other intangible assets (a)	1	30

(a)	As an exception to the general rule, the intangible assets relating to surface and underground water drawing rights held by Aguas Andinas are not amortized as they are granted indefinitely and are therefore deemed to have indefinite useful lives. The gross value of these intangible assets amounted to 103.6 millions of euros at December 31, 2004.

Share issuance costs are deducted from shareholders’ equity, net of tax.

Research and Development activities primarily relate to various studies regarding technological innovation, improvements to plant efficiency, reliability, safety, environmental protection, service quality and the use of energy resources.

Research and Development costs with no specific contractual right of recovery are expensed as incurred. Excluding technical assistance costs, they amounted to 85 million of euros, 79 million of euros and 126 million of euros for the years ended December 31, 2004, 2003 and 2002, respectively.

D. Goodwill

Goodwill represents the excess of the purchase price over the fair value of all assets and liabilities acquired in business combinations. If the purchase price is less than the fair value of assets and liabilities acquired, negative goodwill is recorded as a liability under “Other reserves for contingencies and losses”. Initial estimates of fair value are finalized by the end of the next full year following the date of the acquisition. In the event of significant adverse changes in the elements used to calculate the amortization schedules, an exceptional amortization charge is recorded.

The assets and liabilities of fully consolidated subsidiaries are not revalued in the event the Group acquires additional shares in that entity. Instead, goodwill is recorded corresponding to the difference between the acquisition price of the additional securities and the relevant share in minority interests as of the date of the new acquisition.

Goodwill is amortized using the straight-line method over periods based on the Group’s initial assumptions and objectives at the time of the acquisition. When the Group acquires an entity or group of entities operating within distinct geographical or business segments, the goodwill is allocated to those segments and the corresponding amount is either amortized or written back to income according to the specific characteristics of the segment concerned.

Negative goodwill is written back to income according to the plan set up at the time of the acquisition, based on initial objectives and estimates of forecasted losses for the related acquired business.

Group business	Amortization periods applied (in years)
SEE – SEI – SES	20 – 40
SE (a)	20 – 40
SEIS (until 2003)	30
Other (Communication sector until 2003)	10 – 20

(a)	The goodwill recorded in 2000 following the Group’s public tender offer for UWR (United Water Resources) is being amortized over 75 years, in view of the specific nature of the regulated water distribution industry in the United States.

Prior to January 1, 2000, goodwill resulting from business combinations financed through the issuance of shares in the parent company was deducted from the related share premiums. These goodwill balances are amortized in memo accounts over the expected lives of the underlying businesses. The fair value of this goodwill is monitored using an identical approach to that adopted for long-lived assets and described in Note 1-F, and a definitive, exceptional impairment of the goodwill is recorded where appropriate.

On disposal of all or part of these businesses, the theoretical net value of goodwill is taken into account in calculating the value of the securities or business sold. The sale of Fortis B and Elia securities in 2002, and of Cespa in 2003 resulted in part of the goodwill initially charged against additional paid-in capital being deducted from the capital gains recognized on disposal, in the amounts of 128 million of euros and 27 million of euros, respectively.

E. Tangible assets

Tangible assets are stated at cost or, in the case of items which are subject to legal revaluation, at their revalued amount, after deduction of accumulated depreciation. Expenditures for repairs and maintenance, that do not improve or extend the lives of the respective assets are expensed as incurred.

Tangible assets are depreciated over the following useful lives:

Main depreciation periods (years)	Minimum	Maximum
Plant and equipment:
• SEE - SEI - SES : Production – Transport (a)	5	50
Plant and equipment – Maintenance	3	10
• SE	2	100
• Communication	2	10
Buildings	5	100
Vehicles	3	10
Other tangible assets	2	33

(a)	The law of January 31, 2003 adopted by the Belgian Chamber of Representatives, with respect to the gradual phase-out of nuclear energy for the industrial production of electricity, stipulated that nuclear power stations should be decommissioned forty years from the date of their commissioning. Consequently, the depreciation period for the assets concerned was reviewed and adjusted prospectively to 40 years as of January 1, 2003, resulting in a 71 millions of euros reduction in depreciation expense for 2003 compared with fiscal year 2002.

The range of useful lives is due to the diversity of the assets in each category. The minimum periods relate to smaller equipment and furniture, while the maximum periods concern network infrastructures.

Tangible assets (other than construction in progress) include:

Assets owned outright:

These are assets owned directly by the Group that are valued and depreciated according to the current practices in each business.

Interest recorded during the construction phase of a self-constructed asset is systematically capitalized.

Assets under concession, which include:

•	Assets acquired by the Group as required for operations under the concession contract. Such assets are returned to the grantor of the concession at the end of the concession contract. Depreciation of these assets is charged to income over the shorter of their estimated useful lives or the remaining concession period.

•	Assets provided for no consideration by the grantor of the concession for which the concession holder has the obligation to make capital renewals and replacements. As a result of this obligation, a corresponding concession liability is recorded for the amount of the assets provided under “special concession accounts”. Depreciation of these assets – calculated using the methods and lives described above – is deducted from this liability, with no effect on the consolidated statements of income (see Note 1.L).

Further details of accounting for concessions are provided in Note 1.L.

Capital leases

The Group capitalizes assets acquired under capital leases or similar contracts.

At the inception of the lease, the amount corresponding to the remaining lease payments for these assets is recognized as a liability. If there is reasonable assurance that the lessee will obtain ownership of the asset at the end of the contract, the related asset is depreciated over its useful life. Otherwise, the capitalized asset is depreciated over the shorter of the life of the lease agreement or the useful life of the asset.

The main criteria used by the Group to determine whether a lease agreement is a capital or operating lease are as follows: existence of an automatic transfer or transfer of ownership option clause, the conditions for exercising this clause, comparison between the lease term and the estimated useful life of the asset, and a comparison of the discounted present value of future lease payments with the asset’s fair value.

F. Impairment of tangible and intangible fixed assets

Tangible fixed assets are written down to value in use when changes in circumstances indicate that the carrying amount of an asset May not be recoverable. Impairment is determined for each group of assets by considering management’s expectations of future economic and operating conditions of the respective assets to be held for use. Should this determination indicate that an asset is impaired, a write-down is recognized which is equivalent to the difference between the carrying amount and fair value. Fair value is determined on the basis of market prices, discounted cash flows and by reference to replacement cost for used equipment, cost of alternative technologies and recent transactions for similar businesses.

Intangible assets and goodwill are written down (through revision of amortization plans or accelerated amortization) to the greater of value in use or market value (or solely to market value for assets which the Group has decided to sell) when material trigger events are identified, notably compared with items used to define original amortization plans.

Value in use is determined based on an estimation of the future economic benefits associated with the item. In these valuation models, future cash flows are taken from the most recent business plans approved by management and specific to each entity. Financial assumptions are adjusted to reflect the specific characteristics of the assets concerned at prevailing market conditions.

Market value is the amount which could be obtained, at the period-end, from the sale of the assets concerned on an arm’s length basis, net of disposal costs. This amount is estimated by reference to the stock market price, where available, or comparable transactions in similar business sectors or on comparable stock markets.

The Group reviews its main goodwill balances annually.

Where material negative changes are identified, the approach adopted primarily consists of comparing the value in use or market value of the main operating entities to their corresponding net assets (including goodwill).

For operating entities which the Group intends to hold on a going concern and long-term basis, standard valuation methods were applied to calculate asset impairments in 2004. The impairment tests were based on the following assumptions:

•	discount rates of between 5.0% and 17.9%, depending on the specific characteristics of the operating entities concerned,

•	revenue growth not exceeding 2% (excluding inflation) and terminal value growth rates in line with available market data specific to the operating segments concerned.

The reviews performed in December 2004 led to exceptional write-downs of 84 million of euros on goodwill and 63 million of euros on tangible and intangible assets due to a number of adverse changes during the year.

For operating entities which the Group has decided to sell, the book value of the related assets was written down to estimated market value where necessary. Where negotiations are ongoing, this value was determined by using the best estimate of the outcome of the negotiations at the balance sheet date.

Accordingly, the Group recorded write-downs of 1,029 million of euros in 2003 (including 904 million of euros in relation to Communication sector assets) and 40 million of euros in 2004.

G. Companies accounted for under the equity method

Financial statements of companies accounted for under the equity method are adjusted, as necessary, to comply with Group accounting policies. The Group’s share in the adjusted net assets is included in assets on the consolidated balance sheet.

However, the mixed inter-municipal Belgian electricity and gas distribution companies are subject to the following exceptional treatment:

•	These companies are consolidated under the equity method by Electrabel. Ownership of the mixed inter-municipal companies is held by local authorities, in partnership with Electrabel. The mixed inter-municipal companies distribute gas and electricity, provided by Electrabel and Distrigaz, to non-industrial customers and industrial customers which do not qualify for deregulation in Belgium (and which do not exceed a given consumption threshold), hereinafter referred to as “the distribution customers” – a major customer segment.

•	The municipalities hold a monopoly over distribution to this customer segment, primarily under the specific provisions of the Law of March 10, 1925. Mixed inter-municipal bylaws and Belgian law ensure that the local authorities, in partnership with Electrabel, maintain control of the management of the mixed inter-municipal companies, irrespective of the ownership percentages of the shareholders. In order to convey the importance and economic reality of this activity, Electrabel’s share in the pre-tax income from ordinary activities of the mixed inter-municipal companies is presented in operating income under the heading “Income from mixed inter-municipal companies and joint operations” in the consolidated statements of income. Electrabel’s share in the exceptional income of these companies and in their tax charge or benefit is presented in “Share in income of companies accounted for under the equity method”.

For the customer segment eligible for deregulation in Belgium, electricity is supplied either directly by Electrabel, or by its subsidiary, Electrabel Customer Solutions for residential customers, with the inter-municipal companies receiving a fee for use of the distribution network.

H. Other financial assets

Other financial assets include:

Unconsolidated investments in equity securities

These comprise long-term investments that enable business relations to be developed with the issuing company, or which provide the Group with control or significant influence over the issuing company, but which are not consolidated. Companies under exclusive or joint control, or over which the Group exercises significant influence – excluded from the scope of consolidation as they are not material in terms of the Group as a whole – represent in aggregate less than 5% of the following SUEZ consolidated key figures: revenues, net income, borrowings, and shareholders’ equity.

These investments are recorded at cost. When appropriate, provisions for impairment in value are recorded to reduce the book value to either (i) the market value determined by reference to the average stock market price of the month preceding the balance sheet date or (ii) value in use determined primarily by reference to the estimated intrinsic value and expected financial return of these investments.

Other investments

Other investments comprise investments held on a long or medium-term basis, but which do not qualify as investments in equity securities. They are recorded at cost. Where appropriate, provisions for impairment in value are recorded to reduce the carrying value to value in use, determined by reference to the estimated intrinsic value and expected financial return on these investments.

Dividends from investments in non-consolidated subsidiaries and affiliates and other long-term investments are recorded as income in the period in which the investee decides to make the dividend payment.

Other fixed assets primarily comprise amounts due from investees and advances granted to partners. These receivables are recorded at nominal value and written down to value in use where appropriate. Value in use is determined by taking into account, where applicable, the market value of assets received as settlement pursuant to contractual agreements between the Group and its partners, or of pledged collateral.

I. Inventories and work-in-progress

Inventories of raw materials and supplies held for resale are recorded at the lower of average cost or market value. Work-in-progress is recorded at the lower of production cost – which includes costs associated with raw materials, labor and allocated overhead costs – and probable realizable value. Provisions for impairment in value of inventory totaled 85.6 million of euros, 105.6 million of euros and 137.6 million of euros at December 31, 2004, 2003 and 2002, respectively.

Nuclear fuel purchased is consumed in the process of producing electricity over a number of years. The nuclear fuel inventory is expensed as consumed based on estimates of the quantity of electricity produced per unit of fuel.

J. Accounts receivable

Accounts receivable are stated at nominal value. Provisions for impairment in value are recorded based on the estimated risk of non-recovery.

The Group records transfers of trade receivables as sales of financial assets when the risks and benefits of the receivables concerned are transferred to a third party, and where the Group considers that it does not exercise any decision-making powers over that third party (see Note 20.5).

Provisions for doubtful accounts amounted to 623.6 million of euros, 557.2 million of euros and 603.2 million of euros at December 31, 2004, 2003 and 2002 respectively. “Trade accounts and notes receivable” included notes receivable of 190.3 million of euros, 118.6 million of euros, and 79.6 million of euros at December 31, 2004, 2003 and 2002 respectively.

“Other receivables” consists primarily of tax receivables and current account advances to investees.

The Group considers that it does not have any material exposure to significant concentration of credit risk, given the diverse nature of its operations and customers and the latter’s geographic location. In addition, the Group’s receivables are generally short-term.

K. Marketable securities

Marketable securities are recorded at the lower of cost or market value. In the case of listed securities, market value is determined based on the average stock market price for the month prior to the year-end. Unrealized gains are not recognized. All gains and losses realized on the disposal of these securities are recognized in the period when the transaction took place. Realized gains and losses and reserves for unrealized losses are recorded under “Financial income/(loss)”.

L. Special concession accounts

These liabilities include (see Note 9.3):

•	The Group’s net liability posted as the offsetting entry to fixed assets received from grantors of concessions and recorded in “Tangible Assets”. Depreciation calculated on these assets is charged to the special concession account on the liabilities side of the balance sheet and therefore has no impact on income.

•	Financing provided by third parties for capital expenditures that the Group is responsible for under the terms of concession contracts, notwithstanding that the assets are owned by the grantor.

•	Additional depreciation (amortissement de caducité) recorded to reduce the carrying amount of the concession assets financed by the Group to zero by the end of the concession agreement whenever the remaining life of the concession agreement is less than the estimated useful life of the concession assets. This depreciation charge is taken to income over the residual life of the contract.

M. Reserves for contingencies and losses

A breakdown of reserves for contingencies and losses is presented in Note 15, together with details of the calculation principles applied.

Initial application, as of January 1, 2002, of CRC Regulation No. 2000-06 led the Group to amend the accounting method adopted for reserves covering the dismantling of plant and equipment. In accordance with this regulation, the present value of these commitments is recorded in reserves for contingencies and losses from the commissioning of the plant and equipment, with recognition of an asset incidental to the plant and equipment concerned, depreciated over its useful life. The reserve recorded is adjusted at each period-end in accordance with the principles detailed in Note 15. The impact of this change in accounting method is detailed in Note 13.6.

In accordance with the transitional measures set forth in CRC Regulation No. 2002-10 of December 12, 2002, the Group maintained the previous accounting treatments for reserves for major repairs in 2003 and 2004.

N. Bond issue costs and redemption premiums

Bonds issued with redemption premiums are recorded in liabilities at their total value, taking into account the related premiums. The said premiums are recorded in prepaid expenses and are amortized over the term of the related bond in proportion to accrued interest.

Since January 1, 2001, in accordance with the method recommended in CRC Regulation No. 99-02, bond issue costs are amortized on a straight-line basis over the term of the relevant contracts. These issue costs primarily comprise advertising costs (for public issues) and commissions to financial intermediaries.

O. Revenues

Revenues for services rendered are recognized when the service is provided to the customer. Revenues for goods provided to customers are recognized when the goods are delivered to the customer.

The methods used by the Group’s various business segments for recognizing revenues and measuring inventories and work-in-progress comply with Group policies and are therefore used for consolidation purposes.

Electricity and Gas Production, Transport and Distribution

In Belgium, these activities are primarily carried out by Electrabel, ECS, Elia, Distrigaz and Fluxys. Electricity and gas are distributed indirectly by mixed inter-municipal companies (owned by municipalities and Electrabel and accounted for under the equity method) and directly by Electrabel and Distrigaz to industrial customers and by Electrabel Customer Solutions to residential customers eligible for deregulated services. Energy delivered but not invoiced at the year-end is recognized at the estimated selling price. Transmission services are provided by Elia for high-voltage electricity, by mixed inter-municipal companies for low-voltage electricity and by Fluxys for gas.

For residential and industrial customers who do not qualify for deregulation in Belgium, the rates that apply to distribution customers, as well as the investments related to these activities, are subject to recommendations and approval by the Belgian Electricity and Gas Regulatory Commission, which reports to the Federal Minister.

Power is supplied to the distribution customers through mixed inter-municipal companies in which Electrabel generally holds an investment.

The mixed inter-municipal companies do not have staff of their own. In accordance with the by-laws, Electrabel primarily provides them with “services, skills and experience in terms of distribution with a view to ensuring the daily running of the mixed inter-municipal company”. All work, supplies and services required for the purposes of the mixed inter-municipal company are therefore, with the exception of duly justified and authorized services of third parties, performed by Electrabel and its staff, with all expenditures being billed to the mixed inter-municipal companies. Thus, wages and salaries that are cross-charged by Electrabel include all expenses paid for the staff assigned, directly or indirectly, to run the mixed inter-municipal company.

Energy Trading

Until December 31, 2002, energy trading activities that required net cash settlement were presented net in “Revenues”. Trading activities that required physical delivery were presented gross in both “Revenues” and “Purchases and changes in inventories”.

Since January 1, 2003, energy trading transactions for the Group’s own account have been recorded within “Revenues” after netting of sales and purchases. The contribution of operational energy trading activities (wholesale or arbitrage) relating to assets, with the aim of optimizing production assets and fuel purchase and energy sale portfolios, is recorded at the gross amount in both “Revenues” and “Purchases and changes in inventories”.

The impacts of this change in presentation method on the 2002 income statement were as follows:

In millions of euros	2002, adjusted for change in presentation	2002 published
Revenues	40,783.9	46,089.8
Purchases and changes in inventories	11,821.4	17,127.3

This change in presentation method did not have any impact on operating income.

In the financial statements for the year ended December 31, 2004 pro forma figures have been provided for 2002, adjusted for this change in presentation.

Water Distribution

Water revenues include all amounts billed to customers, excluding value-added tax, but including surtaxes and amounts collected on behalf of third parties. The surtaxes and amounts collected on behalf of third parties (local authorities) totaled 1,001 million of euros 1,035.4 million of euros and 1,081.2 million of euros for 2004, 2003 and 2002, respectively, and are recorded on a separate line under “Receipts on behalf of local authorities” in the consolidated statements of income. Commission fees received from the grantor of the concession are recorded as revenues.

Water delivered but un-metered at the year-end is recognized at the estimated selling price.

Turnkey Engineering/Energy Services/Construction

The Group recognizes revenue using the percentage of completion method. A reserve is recorded for projects which are expected to result in a loss on completion as soon as the loss is known. In estimating this loss, a percentage of potential, positive factors, notably additional invoicing and possible claims, May be taken into account. Assessment of such positive factors is based upon prior experience. All costs incurred for tenders are capitalized and fully provided for.

P. Distinction between income from ordinary activities and exceptional income

Exceptional income and losses in the accompanying consolidated statement of income include exceptional items resulting from ordinary activities and extraordinary items. The exceptional items resulting from ordinary activities are those which do not occur as a result of the general day-to-day operations of the business, either because their amount or their impact is unusual or because they rarely occur.

In order to ensure that financial income and expense in the consolidated statements of income relates to ordinary activities, and to permit meaningful year-on-year comparisons the Group has adopted an exception to the French General Chart of Accounts whereby all capital transactions related to investments carried at cost and amounts due from investees are recorded within exceptional items. These primarily consist of allocations and reversals of provisions related to investments and amounts due from investees and, where applicable, losses on these same receivables. The presentation of these item as exceptional income or expense rather than as gains and losses on disposals of securities leads to a more uniform presentation of the consolidated income statement. These items totaled 791.1 million of euros in 2004 (net reversal), 51.3 million of euros in 2003 (net allocation) and 958.6 million of euros in 2002 (net allocation).

For 2002 and prior fiscal years, the financial transactions of venture capital companies related to investments and amounts due from investees were recorded in income from ordinary activities, as these transactions came within the scope of these companies’ corporate purpose. As the portfolio of venture capital companies is no longer material, since January 1, 2003 the above-mentioned transactions have been recorded in the standard way in accordance with Group accounting policies, under exceptional income and expense.

Similarly, in order to maintain consistency in the presentation of financial income and to isolate within a single income statement line item all impacts of the South-American financial crisis, which led to a severe devaluation in the Argentine peso and Brazilian real, exchange gains and losses recorded by subsidiaries operating in Argentina and Brazil in relation to their liabilities denominated in strong currencies were presented in exceptional items in 2002 and 2003. The related amounts were a net gain of 180.6 million of euros in 2003 and a net loss of 483.9 million of euros in 2002.

Q. Tax

The Group computes income tax in accordance with prevailing tax legislation in the countries where the income is earned.

Deferred taxes are calculated by the liability method for each taxable entity, on all temporary differences between the book value of assets and liabilities and their tax basis.

Net balances of deferred tax are calculated based on the tax position of each company or on the total income of companies included within the consolidated tax group. Deferred tax assets are only recognized if there is reasonable assurance of recovering them in subsequent years.

As provided in CRC Regulation No. 99-02, the Group discounts deferred taxes (relating to timing differences incurred by transactions recorded at their undiscounted value) where, for a taxable entity, the impact of discounting is material and the timing of the related reversals can be reliably established.

Discount rates are determined individually for each entity, by reference to Government bond rates and based on the timing of the expected reversals. Gains and losses resulting from changes in actuarial assumptions are recognized to the extent they exceed 10% of the discounted deferred tax asset or liability. The portion exceeding this 10% threshold is spread over the average residual useful life of the assets concerned. At December 31, 2004, unrecognized actuarial losses were not material.

At December 31, 2002, discounting deferred taxes – which primarily concerned Ondeo Services UK – led to a reduction in net deferred taxes of 569 million of euros. Part of Osuk was sold in 2003 and it was accounted for by the equity method as from that year, thus reducing the impact of this discounting to a non-material amount.

R. Commitments for pensions and related benefits

The Group has obligations in terms of pension liabilities, early retirement, retirement bonuses and other benefit plans. Such obligations generally apply to all of the employees within the companies concerned.

Costs of defined contribution plans are expensed based on the amount of contributions paid.

The Group’s obligations concerning pension plans and similar benefit commitments under defined benefit plans are valued actuarially. These calculations are based on assumptions relating to mortality, staff turnover and estimated future increases in salary, as well as the economic conditions specific to each country or subsidiary of the Group. Discount rates are determined by reference to the yield, at the valuation date, on high quality corporate bonds in the related geographical area (or on government bonds in countries where no deep market for such bonds exists).

The valuation methods currently used by the Group for pension liabilities and related commitments, as presented in Note 19, comply with IAS 19, Employee Benefits.

Reserves are recorded where commitments under these plans exceed the plan assets. Where the value of plan assets is greater than the related commitments, the surplus is recorded as an asset in “Prepaid expenses”.

Gains and losses resulting from changes in actuarial assumptions concerning pension liabilities are only recognized where such amounts exceed 10% of the higher of commitments and the plan assets. The amount exceeding 10% is spread over the average remaining working lives of employees.

S. Financial instruments

The Group uses derivatives to manage and reduce its exposure to fluctuations in interest rates, foreign currency exchange rates and commodity prices.

Gains and losses on derivatives qualifying as hedges are recognized on a symmetrical basis with the gains and losses on the items hedged. Gains and losses on foreign exchange derivatives used to hedge net assets representing the Group’s investment in foreign subsidiaries are recorded under cumulative translation adjustments in shareholders’ equity and reclassified to income solely on the sale of the investment.

Certain foreign exchange, interest rate or equity derivatives do not qualify as hedging transactions.

Unwound positions are measured at market value at the balance sheet date and are accounted for as follows:

•	Unrealized losses on interest rate and equity derivatives are generally provided for, and unrealized gains are not recognized in income.

•	Changes in value of foreign exchange derivatives contracted on liquid currencies are recorded as income or expense. Otherwise, the accounting treatment for foreign exchange derivatives is identical to that for interest rate or equity derivatives.

The notional and market values are presented in Note 18.1. for open foreign exchange and interest rate instruments and in Note 18.2 for equity instruments.

The Group engages in energy trading activities on its own behalf and on behalf of customers. The related derivatives (with or without physical delivery at maturity) are measured at market value, taking into account the liquidity of the Group’s positions. Unrealized gains and losses are recognized in income in the period during which changes in value occur, except for positions deemed illiquid, for which only the unrealized losses are recorded.

The notional and market values for commodity instruments are presented in Note 18.3.

T. Consolidated statements of cash flows

For the purposes of the consolidated statements of cash flows, the cash category includes cash and cash equivalents and marketable securities. Items in the cash category are short-term, highly liquid investments with an initial maturity of less than three months that are readily convertible into known amounts of cash.

The consolidated statements of cash flows show the transactions of companies included in the scope of consolidation at the year-end. The impact on cash balances of foreign exchange fluctuations (year-end rate versus opening rate and average rate for the period) and changes in Group structure resulting from transactions which did not incur any cash flow movements (for example, a public exchange offer) are identified at the bottom of the cash flow statement. The effects of acquisitions and disposals of consolidated companies are included in a seperate heading “Changes in Group structure” under “Cash flows from (used in) investing activities.

Certain movements impacting the balance sheet are not considered as cash flows. These include reclassifications, mergers and partial asset transfers, and changes in accounting method.

Net income is adjusted for non-cash items to arrive at gross cash flow. Current asset write-downs are treated as immediate realized losses and, as such, impact gross cash flow and cash flow from operating activities based on current asset movements net of write-downs.

Supplemental disclosure of cash flow information is as follows:

In millions of euros	2004	2003	2002
Cash paid: interest	1,022.9	1,058.7	1,441.0
Cash paid: income tax	729.1	632.3	573.2

In millions of euros	2004	2003	2002
Cash paid for acquisitions accounted for as purchases
Fair value of assets acquired (including goodwill)	739.0	2,465.0	4,662.0
Less: liabilities assumed	(59.0)	(963.0)	(488.0)
Less: share capital issued to sellers	—	—	—
Less: cash acquired	(3.0)	(92.0)	(50.0)
Net cash paid	677.0	1,410.0	4,124.0

U. Earnings per share

Earnings per share is calculated based on the Group’s net income divided by the weighted average number of the parent company shares outstanding during the year. In accordance with international practice, shares outstanding are shares issued less treasury stock held by SUEZ or subsidiaries under its control (also calculated on a weighted average basis), irrespective of whether such shares are recorded in marketable securities or deducted from shareholders’ equity.

All per share data presented in the five-year financial summary and at the foot of the consolidated statements of income are calculated based on the weighted average number of shares outstanding during the reporting period, as detailed in Note 13.8.

The weighted average number of shares and earnings per share are adjusted to take into account any dilution caused by stock options, equity warrants and convertible bonds. The calculation of diluted earnings per share presented in the statement of income is detailed in Note 13.8.

V. US GAAP reconciled financial statements

As part of its ADR program, SUEZ files a 20-F report each year with the Securities and Exchange Commission (SEC) in the USA, comprising a reconciliation with net income and shareholders’ equity determined in accordance with US GAAP. US GAAP key figures can vary significantly compared with their French GAAP counterparts. This is partly due to differences in Group structure (for example, Electrabel and its subsidiaries were accounted for under the equity method under US GAAP prior to 2003 as the applicable control criteria were not satisfied). Another explanatory factor is differences in accounting standards, primarily concerning acquisition accounting (SUEZ-Lyonnaise des Eaux merger, the buyout of minority interests in Société Générale de Belgique, Tractebel, SITA, etc.), reserves, financial instruments, stock options, employee savings schemes and goodwill amortization.

Once filed, by June 30 at the latest, a copy of the 20-F report can be obtained from the Company’s corporate headquarters and the Internet site www.suez.com.

NOTE 2 •

MAJOR TRANSACTIONS AND PRO FORMA INFORMATION

2.1 Divestment of the Group’s interests in Communication sector companies

Sale of Metropole TV

In January 2004, SUEZ sold 29.2% of the share capital of Métropole TV in a market transaction combined with a sale to institutional shareholders. Métropole TV was subsequently deconsolidated from January 1, 2004. The transaction led to a 753 million of euros disposal gain and a 934 million of euros reduction in Group debt.

The 5% of Métropole TV’s share capital retained by SUEZ was included in unconsolidaded investment in equity securities for an amount of 43 million of euros at December 31, 2004.

Sale of Noos

In accordance with a share purchase agreement entered into between Suez and United Global Com (UGC) on March 15, 2004, and further to the lifting of the applicable conditions precedent in June of that year, SUEZ sold Noos to UPC Broadband France, the holding company of the UGC France group. As a result of this transaction Suez had acquired a 19.9% stake in UPC Broadband France.

In line with the Group’s strategy of withdrawing from Communication operations, Noos was deconsolidated on January 1, 2004. As an exceptional reserve of 754 millions of euros had already been recorded in the Group’s 2003 financial statements to cover the estimated capital loss on this transaction, the completion of the sale did not have a material impact on 2004 consolidated net income.

Key data relating to M6 and Noos were as follows in 2003:

In millions of euros	Year ended Dec. 31, 2003
Revenues	553.9
Gross operating income	146.7
Capital employed at year end	456.6

2.2 Sale of Nalco in second-half of 2003

On September 3, 2003, the Group announced the sale of Nalco to a consortium comprising The Blackstone Group, Apollo Management L.P. and Goldman Sachs Capital Partners. This transaction led to a 752 million of euros capital loss in 2003. For its 2003 financial statements, the Group used the alternative accounting method permitted by CRC Regulation No. 99-02, allowing Nalco’s results to be shown on one line in the income statement as of January 1, 2003 until the date of transfer of control.

Therefore, this transaction does not affect year-on-year comparisons for 2004/2003.

2.3 Partial sale of Elia in 2002

Elia, a subsidiary of Elia System Operator (ESO), was created to manage the high-voltage electricity transmission network in Belgium. On May 31, 2002, the Group sold 30% of ESO to Publi-T, a company owned by several Belgian local authorities. Following this transaction, the Group held 70% of both companies. This percentage fell to 64% in 2003 following the break-up of CPTE (ESO’s parent company) when the partnership between Electrabel and SPE was terminated.

The Belgian Federal Council of Ministers’ appointment of ESO to manage the transmission network was finalized on September 13, 2002. ESO and Elia, fully consolidated up until the appointment, have since been accounted for under the equity method, as ESO’s new non-executive directors entered into office at that date, leading to the Group’s loss of control over this company.

The net capital gain attributable to the Group on this sale amounted to 166.9 million of euros in 2002. The transaction was accompanied by a resale option granted to the purchaser (the main terms and conditions of which are presented in Note 20.3 Other Commitments). The resale option, which was not exercised, expired on February 29, 2004.

In 2002, Elia contributed 61 million of euros to revenues, 244 million of euros to gross operating income and 119 million of euros to gross cash flow. In 2003 and 2004, the Group’s share in Elia’s net income (accounted for by the equity method) amounted to 58 million of euros and 40 million of euros respectively.

2.4 Situation in Argentina

In Argentina, tariffs under concession contracts have been frozen since the Public Emergency and Exchange Regime Reform Law (Emergency Act) was passed in January 2002. In 2003, pursuant to the Franco-Argentine Bilateral Investment Protection Treaty, the concession holders and their shareholders launched arbitration procedures in relation to this issue before the International Center for Settlement of Investment Disputes (ICSID).

Assuming continued operations, as favored by SUEZ, these procedures would seek to implement measures to restore the financial and economic equilibrium of the Argentine concessions and obtain a reasonable indemnity from the Argentine government. In the event of an alternative termination scenario, the procedures are aimed at obtaining an indemnity to compensate SUEZ and the other shareholders for their investments and the losses incurred since the Argentine peso’s devaluation.

The related proceedings are currently underway. An initial arbitration hearing took place on June 7, 2004 and claims were filed for each of the following concessions: Aguas Provinciales de Santa Fé (September 20, 2004), Aguas Cordobesas (October 5, 2004) and Aguas Argentinas (January 3, 2005).

While the Argentine economy was more stable in 2004, it continued to suffer from the devaluation of the peso. Against this backdrop, in May 2004, SUEZ Environment signed an agreement (“Acta Acuerdo”) with the Argentine government as a transitional stage in the renegotiation of the Aguas Argentinas concession contract. This agreement provided for the continuity of water and sanitation services in 2004 for the entire concession area. Two months later, in July 2004, Aguas Argentinas signed an interim financial agreement with private banks and multilateral organizations which provided for a debt reduction through a partial debt repurchase comprising a 35% discount on the repurchased debt total. The agreement also provided for financial interest rate adjustments for the period between 2002 and 2004. A similar transitional agreement was signed in October of the same year (for 2004) between Aguas Cordobesas and the provincial government. These transitional agreements terminated on December 31, 2004.

Negotiations between the water concession holders and the concession granting authorities started up again in early 2005 but have not yet resulted in the implementation of tariff increases or the drafting of new guidelines to restore a sustainable financial and economic equilibrium for the Argentine contracts. As a result, uncertainties remain concerning the continuation of operations and future cash flows.

Due to the situation explained above, the Group reassessed its risks in relation to the value of these subsidiaries’ assets and recorded a 136 million of euros exceptional pre-tax charge in 2004. As the Group had already covered the related risks at the end of 2003 for its Group share, the impact on 2004 consolidated net income was not material.

The Group’s debt guarantee commitments (for debts included in the consolidated balance sheet) given to lenders (including IFC, BID and DEI BNP), as well as performance bonds issued to the Argentine government totaled approximately USD 350 million of euros at December 31, 2004. If the negotiations under way fail, these guarantees could be called upon before completion of the arbitration proceedings. In such a case, SUEZ would take all necessary action to safeguard its legitimate interests. However, in view of the reserves recorded to cover this risk since 2001, this outcome would not have a material negative impact on consolidated net income.

NOTE 3 • OPERATING INCOME

3.1 Other operating income

In millions of euros	2004	2003	2002
Internal costs allocated to capitalized assets (a)	486.3	396.2	587.4
Expense transfers	81.8	131.5	130.8
Income from disposals and sales	132.9	51.7	362.8
Other income from ordinary activities	646.9	465.5	525.4

Total	1,347.9	1,044.9	1,606.3

(a)	Costs incurred in respect of tangible assets produced and used internally by the Group.

3.2 Income from mixed inter-municipal companies and joint operations

In millions of euros	2004	2003	2002
Share in mixed inter-municipal companies’ income	341.3	436.3	460.9
Partnerships	4.9	7.2	6.4

Total	346.2	443.5	467.3

The income of inter-municipal companies corresponds to the share due to Electrabel, a SUEZ Tractebel subsidiary, of the income from ordinary activities of mixed gas and electricity inter-municipal companies, through which Electrabel has partnership links with several Belgian municipalities.

3.3 Other operating expenses consist of the following:

In millions of euros	2004	2003	2002
Supplies and utility costs (a)	3,223.4	2,443.6	1,849.7
Subcontracting	2,647.5	2,479.7	2,432.8
Rental and joint ownership expenses	603.5	578.1	527.1
External personnel	645.5	634.6	605.2
Repairs and maintenance (b)	1,295.8	720.2	772.0
Professional fees	336.5	426.6	542.0
Other (c)	4,626.4	5,096.0	6,299.9

Total	13,378.6	12,378.8	13,028.7

(a)	The increase in this item primarily reflects a significant rise in transport costs for Electrabel Customer Solutions (6 months of operations in 2003 due to electricity market deregulation from July 1, 2003).

(b)	In 2003, 484 millions of euros relating to repairs and maintenance was presented in the “Other” line item.

(c)	The decrease in “Other” is essentially due to the sale of Cespa and the Group’s Communication sector companies, as well as the termination of the Ondeo Puerto Rico water distribution contract.

3.4 Depreciation, amortization, reserves and provisions:

In millions of euros	2004	2003	2002
Depreciation and amortization	1,797.0	1,982.7	2,613.8
Intangible assets (a)	183.1	252.5	303.2
Tangible assets (b)	1,550.7	1,660.8	2,238.4
Assets under concession	63.1	69.4	72.2
Reserves and provisions	536.3	539.5	457.1
Renewal of fixed assets	108.1	95.9	93.1
Inventories, accounts receivable and marketable securities	90.4	86.3	54.9
Contingencies and losses	335.3	369.1	277.8
Other	2.6	(11.8)	31.3

Total	2,333.3	2,522.2	3,070.9

(a)	The decrease in the amortization charge for intangible assets primarily reflects changes in Group structure during the year (Ondeo Puerto Rico, Communication sector sales)

(b)	Including depreciation relating to assets held under capital lease contracts, totaling 113.8 millions of euros in 2004, 96.2 millions of euros in 2003 and 98.1 millions of euros in 2002.

NOTE 4•

FINANCIAL INCOME AND EXPENSE

In millions of euros	2004	2003	2002
Dividends from investments (a)	104.8	118.3	338.3
Net interest and similar expenses	(914.3)	(1,097.8)	(1,385.4)
Net allocations to reserves	(14.4)	(128.5)	(122.7)
Other financial income	148.8	227.9	193.8
Net financial expense	(675.1)	(880.1)	(976.0)

(a)	The decrease in dividends from investments is due to non-consolidated securities sold in 2002, for which dividends were no longer received in 2003 or 2004.

Coverage ratio for net interest and similar expenses by gross operating income:

In millions of euros	2004	2003	2002
Net interest and similar expenses	(914.3)	(1,097.8)	(1,385.4)
Gross operating income	6,198.2	6,010.9	7,253.7
Coverage ratio by gross operating income	6.8	5.5	5.2

The reconciliation of gross operating income with operating income is presented in Note 22.

NOTE 5•

EXCEPTIONAL INCOME AND EXPENSE

In millions of euros	2004	2003	2002
Disposal gains and losses, net	890.6	(953.8)	600.6
Other exceptional income and expense, net	65.8	(1,803.6)	(2,384.3)
Exceptional income/(expense)	956.4	(2,757.4)	(1,783.7)

5.1 Disposal gains and losses, net

In 2004, this item primarily included the 752.8 million of euros gain arising on the Group’s disposal of a 29.2% stake in Métropole TV, as well as gains and losses on various non-material transactions carried out as part of the Group’s portfolio management operations.

In 2003, this item comprised losses on disposal of Nalco (752 million of euros) and Northumbrian (360 million of euros), as well as losses relating to various listed securities (including AXA, Total, Fortis, SES, and Iberdrola) for 54 million of euros, offset by a capital gain of 226 million of euros on the sale of the Group’s Cespa shares.

In 2002, disposal gains primarily concerned the sale of securities of TPS (169.8 million of euros), Scottish Power (112.1 million of euros), Château d’Eau (90.2 million of euros), Arcelor (51.4 million of euros), Iberdrola (103.6 million of euros), Acesa (108.5 million of euros), Adeslas (82.8 million of euros) and the partial sale of Elia (538.9 million of euros – see Note 2.3). The line item also included gains realized on the sale of various real-estate assets (188.3 million of euros) leased back by the Group under operating leases (see Note 20.2), offset by the negative net impact of the sale of and allocations to/reversals of provisions against securities of AXA (225.4 million of euros) and Fortis (244.6 million of euros). Finally, this item also included 353 million of euros in provisions relating to the portfolio of miscellaneous listed and unlisted securities.

5.2 Other exceptional income and expense, net

In 2004, the Group adjusted its reserves relating to nuclear waste reprocessing in line with the measurement principles approved in Belgium by the Electricity and Gas Monitoring Committee set up in 2004 (see Note 15-a), recording a 152.3 million of euros reversal. 52.8 million of euros of this reversal impacted net consolidated income.

The Group also reviewed its estimates in relation to SUEZ’s commitments for supplementary pension benefits payable to personnel providing services on behalf of distribution network operators in Belgium (mixed inter-municipal companies), in order to take into account the changes arising due to the restructuring of the sector further to market deregulation. Adjustments to these commitments had a net negative impact on consolidated net income of 29.7 million of euros, reflecting the combined effects of exceptional income of 140 million of euros (70 million of euros attributable to the Group), a tax charge of 48 million of euros (24 million of euros attributable to the Group) and an exceptional expense of 152 million of euros (76 million of euros attributable to the Group) presented under the Group’s share in income of mixed inter-municipal companies accounted for under the equity method.

SUEZ also recorded 161.4 million of euros in accelerated reversals of the negative goodwill recognized in 1998 on the acquisition of the Brazil-based subsidiary, Tractebel Energia, to reflect favorable developments in the local legal and regulatory environment in 2004 (publication of legislation and decrees defining the Brazilian energy supply framework) and the removal of uncertainties identified at the time the company was acquired.

This income was partially offset by an expense of 74.2 million of euros due to the termination of Degremont’s sales operations in the United Kingdom, 80.2 million of euros in net restructuring costs and 147 million of euros in exceptional write-downs of tangible and intangible assets.

Finally, developments in the situation of the Group’s water concession holders in Argentina had a 135.7 million of euros negative impact on net exceptional income including minority interests. However, these developments had a 7.7 million of euros positive impact on net exceptional income (Group share), thanks notably to the debt renegotiation which took place during the year (see Note 2.4).

In 2003, other net exceptional expenses comprised various restructuring charges and reserves amounting to 198 million of euros, and asset write-downs or reserves for losses on planned disposals for 1,070 million of euros (including 754 million of euros concerning Noos, and 150 million of euros for Neuf Telecom). This item also included a 466 million of euros charge for impairments of certain assets, mainly breaking down as: 73 million of euros for listed securities, 147 million of euros relating to goodwill on the U.S. Water distribution subsidiaries, 100 million of euros in exceptional goodwill amortization for the German Waste Services subsidiaries, and 47 million of euros for the write-down of goodwill for other Waste Services subsidiaries. Other exceptional expenses in 2003 also included various charges and reserves totaling 73 million of euros resulting from the termination of contracts, particularly the Puerto Rico contract.

In 2002, other net exceptional expenses included the impact of the South-American financial crisis in the amount of 826.1 million of euros, as well as various charges and reserves relating to the discontinuation of activities (299.1 million of euros, primarily concerning the Jakarta, Manila and Atlanta contracts) and an expense of 786.6 million of euros related to write-downs of certain assets: 162 million of euros for goodwill on German subsidiaries in the Waste Services sector, 175 million of euros for securities and other assets in the Communication sector, 143 for goodwill on Chilean water subsidiaries and 242 million of euros for Dutch energy subsidiaries. This item also included various restructuring costs and reserves totaling 168.3 million of euros.

NOTE 6•

INCOME TAX

6.1 Income tax

Income before income tax and goodwill amortization of consolidated companies breaks down as follows:

In millions of euros	2004	2003	2002
Income from ordinary activities of consolidated companies	2,926.2	2,324.8	2,731.6
Exceptional income/(expense)	956.4	(2,757.4)	(1,783.7)
Income before income tax and goodwill amortization	3,882.6	(432.6)	947.9
French companies	515.7	(1,048.0)	(694.1)
Foreign companies	3,366.9	615.4	1,642.0
Income before income tax and goodwill amortization	3,882.6	(432.6)	947.9

A reconciliation of the French statutory income tax rate (35.43% since 2002) with the Group’s effective income tax charge for 2004, 2003 and 2002 is presented below:

In millions of euros	2004	2003	2002
Income before income tax and goodwill amortization multiplied by French statutory income tax rate	(1,375.6)	153.3	(335.9)
Impact of:
Taxation in jurisdictions outside France	113.0	63.4	(20.3)
Permanent differences	485.8	(45.3)	249.6
Capital gains and other income taxed at a reduced rate or nil (a)	157.7	211.1	84.0
Additional tax expense (b)	(94.4)	(79.4)	(53.4)
Discounting of deferred tax balances	(15.5)	(0.9)	52.4
Unrecognized deferred tax assets on timing differences and tax loss carry-forwards	(139.1)	(1,048.2)	(732.9)
Impact of changes in tax rates	(117.1)	(5.7)	(23.8)
Tax credits	42.0	19.1	66.3
Other	6.4	11.6	56.9
Actual income tax charge	(936.8)	(721.0)	(657.1)
Effective tax rate (actual income tax charge divided by income before income tax and goodwill amortization)	24.1%	nm	69.3%

(a)	Including capital gains on sales of securities not taxed in Belgium, the impact of securities transactions taxed at a reduced rate in France and of specific tax regimes applied to Belgian coordination centers.

(b)	Including the 5% tax payable on dividends in Belgium.

The income tax charge for 2004, 2003 and 2002 breaks down as follows:

	Income tax on income from ordinary activities			Income tax on exceptional income			Total
In millions of euros	2004	2003	2002	2004	2003	2002	2004	2003	2002
Current income tax
France	(54.2)	(82.4)	(3.6)	(3.8)	9.8	(54.0)	(58.0)	(72.6)	(57.6)
Outside France	(647.4)	(535.8)	(558.1)	81.7	(74.3)	150.6	(565.7)	(610.1)	(407.5)

Total	(701.6)	(618.2)	(561.7)	77.9	(64.5)	96.6	(623.7)	(682.7)	(465.1)

Deferred income tax
France	(15.1)	(4.4)	(19.9)	(19.5)	8.2	5.7	(34.6)	3.8	(14.2)
Outside France	(50.4)	(51.9)	(139.9)	(228.1)	9.8	(37.9)	(278.5)	(42.1)	(177.8)

Total	(65.5)	(56.3)	(159.8)	(247.6)	18.0	(32.2)	(313.1)	(38.3)	(192.0)

Total income tax charge	(767.1)	(674.5)	(721.5)	(169.7)	(46.5)	64.4	(936.8)	(721.0)	(657.1)

In 2004, SUEZ was the parent company of a tax consolidation group comprising 172 companies. Other tax groups have been formed in France where possible.

At December 31, 2004, the Group had net operating loss carry-forwards (NOLs) and tax credits carried forward of 6,165.2 million of euros, which will expire as follows:

In millions of euros	NOLs and tax credits carried forward
2005	139.5
2006	68.2
2007 (a)	1,405.4
2008	436.8
2009	108.2
2010 and beyond	4,007.1

Total	6,165.2

(a)	The tax loss carry-forwards in the table above include those of French companies subject to reduced rates, which will be time-barred as from January 1, 2007 (1,320.1 million of euros).

6.2 Deferred taxes

Net deferred tax assets and liabilities, before netting of deferred tax assets and liabilities by tax entity, are detailed hereafter:

In millions of euros	2004	2003	2002
Deferred tax assets:
Net operating loss carry-forwards (d)	1,575.0	2,831.9	1,570.9
Pension commitments	484.2	622.3	652.5
Non-deductible provisions (b)	588.7	1,068.8	886.8
Net unrecognized deferred tax assets (c)	(1,870.7)	(2,408.1)	(1,484.4)
Other	633.7	642.0	866.2

Total	1,410.9	2,756.9	2,492.0

In millions of euros	2004	2003	2002
Deferred tax assets:
Tax loss carry-forwards (a)	(113.9)	(154.7)	(1,078.2)
Pension commitments	(590.5)	(595.9)	(1,394.9)
Non-deductible provisions	(221.0)	(225.7)	(236.1)
Net unrecognized deferred tax assets (e)	0.8	16.5	569.3
Other (f)	(796.4)	(1,789.4)	(1,410.0)

Total	(1,721.0)	(2,749.2)	(3,549.9)

Net deferred tax (liabilities)/assets	(310.1)	7.7	(1,057.9)

(a)	This change primarily reflects the sale of the Group’s Communication sector companies (320 millions of euros negative impact), as well as movements concerning the SUEZ tax consolidation group (593 millions of euros negative impact related to the utilization of long-term capital losses in 2004 and to the impact on future reduced tax rates in France further to the Amended Finance Act of 2004).

(b)	The decrease in this item primarily reflects reversals of provisions relating to Communication sector companies sold in 2004.

(c)	Unrecognized net deferred tax assets relating to the SUEZ tax consolidation group alone totaled 724 million of euros at December 31, 2004, compared with 885 million of euros one year earlier. The change in 2004 mainly stems from utilizations during the year of deferred tax assets relating to tax loss carry-forwards which were previously unrecognized. The sales of the Group’s Communication sector companies in 2004 had a 452 million of euros impact on this item.

(d)	The decrease in this item in 2003 was due to the Nalco disposal.

(e)	The decrease between 2002 and 2003 was attributable to the equity accounting of Northumbrian in 2003.

(f)	The difference in this item between 2003 and 2004 primarily reflects changes to tax exemption provisions in France and as from 2007 the impact of temporary differences subject to reduced rates (particularly internal provisions), further to the Amended French Finance Act of 2004.

The most distant date for utilizing unrecognized net deferred tax assets must be considered to be infinite, since most losses May be carried forward indefinitely.

Movements in recognized net deferred tax assets after netting of deferred tax assets and liabilities by tax entity, break down as follows:

In millions of euros	Assets	Liabilities	Net position
At December 31, 2003	895.7	(888.0)	7.7
Net income for the period	(999.7)	686.6	(313.1)
Other (including changes in scope of consolidation)	(346.4)	341.7	(4.7)
Impact of netting by tax entity	1,028.9	(1,028.9)	–
At December 31, 2004	578.5	(888.6)	(310.1)

NOTE 7 •

COMPANIES ACCOUNTED FOR UNDER THE EQUITY METHOD

In millions of euros	2004		2003		2002
	Group’s share in net assets	Group’s share in net income	Group’s share in net assets	Group’s share in net income	Group’s share in net income
Belgian mixed inter-municipal companies (a)	1,874.8	(178.0)	2,233.1	0.8	2.6
Compagnie Nationale du Rhône (CNR) (b)	355.6	22.8	326.6	0.7	—
Northumbrian group (c)	270.9	25.0	197.2	(6.6)	1.3
Elia (d)	109.0	40.1	154.4	58.1	27.6
Other	443.9	34.3	422.2	112.7	19.9

Total	3,054.2	(55.8)	3,333.5	165.7	51.4

(a)	Electrabel’s share in the income from ordinary activities of mixed inter-municipal gas and electricity distribution companies is included in operating income (see Note 3.2 for further details). Electrabel’s share in the exceptional income and expense of these companies is recorded under “Share in income of companies accounted for under the equity method”. Details relating to exceptional income and expense are set out in Note 5.2.

(b)	Following the acquisitions in June 2003 from various municipalities and in December 2003 from EDF, Electrabel held 49.95% of CNR’s share capital at December 31, 2004 and the Group held 48.08% of the company’s voting rights.

(c)	Listed company accounted for under the equity method as of January 1, 2003 following partial sale. In 2004, the Group recorded a 65.3 million of euros reversal from the write-down provision recorded against the Northumbrian group due to changes in the entity’s share price further to its stock market listing.

(d)	Following the appointment of ESO to manage the electricity transmission network by the Belgian Federal Council of Ministers on September 13, 2002 and the entry into office of the new ESO non-executive directors, ESO and Elia have been accounted for under the equity method since that date.

The Group received dividends from companies accounted for under the equity method of 526.7 million of euros, 606.5 million of euros and 492.7 million of euros in 2004, 2003, and 2002, respectively.

Goodwill related to companies accounted for under the equity method is not included in the table above. Instead it is included in “Goodwill” and totaled 120.5 million of euros at December 31, 2004, compared with 128.4 million of euros at December 31, 2003 and 50.6 million of euros at December 31, 2002 (see Note 8).

The table below provides the main items of the combined financial statements of the Belgian inter-municipal companies for the years ended December 31, 2004 and 2003 according to Belgium generally accounting principles. These companies were accounted for under the equity method in the Group’s 2004 consolidated accounts.

Belgian inter-municipal companies

In millions of euros	2004	2003
Balance sheet information
Total current assets	3,036	3,544
Total assets	10,885	10,917
Total current liabilities	2,012	3,241
Total liabilities	3,592	3,900
Shareholders’ equity	7,293	7,017
Total liabilities and shareholders’ equity	10,885	10,917
Income statement information
Revenues	3,377	4,928
Other operating income	129	146
Operating expenses	2,891	4,007
Net income	587	1,070

The 2004 accounts of CNR and Elia, which are accounted for under the equity method in the Group’s consolidated financial statements for the year ended December 31, 2004, have not yet been approved by their respective Boards of Directors. The main line items shown below therefore correspond to the 2003 and 2002 accounts prepared in accordance with Belgian GAAP for Elia and French GAAP for CNR.

Compagnie Nationale du Rhône (CNR)

In millions of euros	2003	2002
Balance sheet information
Total current assets	161	163
Total assets	3,194	3,228
Total current liabilities	136	163
Total liabilities	141	177
Shareholders’ equity	3,053	3,051
Total liabilities and shareholders’ equity	3,194	3,228
Income statement information
Revenues	558	406
Other operating income	8	4
Operating expenses	504	378
Net income	41	22

Elia System Operator

In millions of euros	2003	2002
Balance sheet information
Total current assets	302	216
Total assets	3,721	3,561
Total current liabilities	1,621	1,091
Total liabilities	2,637	2,497
Shareholders’ equity	1,084	1,064
Total liabilities and shareholders’ equity	3,721	3,561
Income statement information
Revenues	693	669
Other operating income	17	27
Operating expenses	497	509
Net income	106	64

NOTE 8•

GOODWILL

In millions of euros – net book value	Positive	Négative

Balance sheet at December 31, 2002	8,710.9	(334.0)
Goodwill recorded in 2003	712.6	(6.5)
Significant changes include:
Electrabel (from 45.32% to 50.12%)	359.5
Compagnie Nationale du Rhône (CNR)	96.1
Tirreno Power	81.0
ACEA group	38.4
Changes in scope of consolidation and unrealized foreign exchange gains and losses (a)	(2,885.7)	74.1
Amortization expense	(287.3)	20.5
Exceptional impairment charge (b)	(399.0)
Balance sheet at December 31, 2003	5,851.5	(245.9)
Goodwill recorded in 2004	243.8	1.2
Significant changes include:
Acquisition of an additional 10% stake in Fluxys	86.4
Acquisition of an additional 10% stake in Distrigaz	43.7
Acquisitions by the Agbar group	45.9
Changes in scope of consolidation and unrealized foreign exchange gains and losses (c)	(347.4)	5.0
Amortization expense	(272.0)	18.8
Exceptional impairment charges/impairment reversals (d)	(124.0)	161.4
Balance sheet at December 31, 2004	5,351.9	(59.5)

(a)	Including the negative impacts of (i) exchange rate fluctuations in the amount of 175.4 million of euros and (ii) disposals in the amount of 2,752.2 million of euros (particularly Nalco for 2,584.4 million of euros, Cespa for 32.4 million of euros, and Northumbrian for 46.0 million of euros .

(b)	In 2003, including 309.1 million of euros relating to operating units which the Group intends to hold on a going concern basis, including the write-down of goodwill relating to the U.S. Water distribution subsidiaries (146.9 million of euros), and an additional write-down in the Waste Services business line in Germany (100 million of euros). As necessitated by revised profit forecasts for the entities concerned, these write-downs brought the value of these entities on consolidation into line with their value in use (see Note 1-F).

(c)	Including the negative impacts of exchange rate fluctuations in the amount of 47.8 million of euros and disposals in the amount of 223.9 million of euros (particularly M6 for 176 million of euros).

(d)	Including a 161.4 million of euros exceptional reversal of negative goodwill recorded in relation to Tractebel Energia (see Note 5). In 2004, this line also included exceptional charges of 84 million of euros relating to operating units which the Group intends to hold on a going concern basis.

The breakdown by segment is as follows (based on the related parent-company segment):

In millions of euros – net book value	2004	2003
Positive goodwill
Energy	3,108.4	3,268.3
SUEZ Environment (SE)	1,696.0	1,875.0
Others (a)	547.5	708.2
Total	5,351.9	5,851.5
Negative goodwill
Energy	31.4	206.3
SUEZ Environment (SE)	28.1	39.6
Others	—	—

Total	59.5	245.9

(a)	For 2004 and 2003, the goodwill from companies in the “Other” segment concerns subsidiaries operating in Energy (366.3 million of euros and 320.7 million of euros respectively), SE (180 million of euros and 194.9 million of euros respectively) and Other activities (1.2 million of euros and 192.7 million of euros respectively).

NOTE 9•

TANGIBLE AND INTANGIBLE ASSETS, DEPRECIATION AND AMORTIZATION

9.1 Tangible and intangible assets

At cost:

In millions of euros	Movements during the year
	At Dec. 31, 2003	Changes in consolidation scope and foreign exchange gains/(losses) (a)	Additions	Other movements (b)	At Dec. 31, 2004
Intangible assets	3,242.2	(641.0)	119.8	(11.3)	2,709.7
Assets owned outright	44,446.4	(1,795.9)	1923.0	(1,305.8)	43,267.7
Assets under concession	8,469.9	83.7	221.1	88.4	8,863.1
Tangible assets	52,916.3	(1,712.2)	2,144.1	(1,217.4)	52,130.8

(a)	The decrease in intangible assets during the year primarily reflects the derecognition of Noos’ user rights further to its deconsolidation (386.7 million of euros), the deconsolidation of M6 (161.5 million of euros) and the change in consolidation method for Aguas Andinas (71.7 million of euros). The decrease in tangible assets in 2004 was mainly due to the disposal of Noos (571.1 million of euros) and the change from full consolidation to proportional consolidation for Aguas Andinas further to a partial sale of the company (596.5 million of euros ). Foreign exchange gains and losses include the negative impact of exchange rate changes for the U.S. dollar (568.3 million of euros), and the Argentine peso (64.8 million of euros).

(b)	Other movements primarily include a 1,425 million of euros reduction due to assets divested or scrapped, partially offset by a 168.7 million of euros increase relating to assets under concession representing capital expenditure financed or contributed by third parties (local authorities, water authorities).

Depreciation and amortization:

	Movements during the year
In millions of euros	At Dec. 31, 2003	Changes in consolidation scope and foreign exchange gains/(losses) (a)	Additions	Other movements (b)	At Dec. 31, 2004
Accumulated amortization, intangible assets	1,609.4	(379.2)	212.2	(86.6)	1,355.8
Assets owned outright	22,920.0	(591.2)	1,994.6	(1,040.8)	23,282.6
Assets under concession	2,869.0	8.6	62.0	129.5	3,069.1
Accumulated depreciation, tangible assets	25,789.0	(582.6)	2,056.6	(911.3)	26,351.7

(a)	In relation to intangible assets, these movements principally reflect the derecognition of the amortization on Noos’ user rights, amounting to 224.8 million of euros and the deconsolidation of M6, representing a decrease of 127.3 million of euros. In relation to depreciation of tangible assets, movements in 2004 primarily reflect the disposal of Noos, which corresponded to a 290.5 million of euros reduction, and the change of consolidation method for Aguas Andinas from full consolidation to proportional consolidation further to the company’s partial sale (73.7 million of euros reduction). The fall in the value of the U.S. dollar had a 127.4 million of euros negative impact in 2004.

(b)	Includes the impact of assets divested or scrapped (negative impact of 933 million of euros) and, among assets under concession, depreciation recorded on behalf of concession grantors paid out of the special contra account for fixed assets received, included in liabilities in the balance sheet (138.9 million of euros).

9.2 Tangible assets owned outright

In millions of euros	2004	2003	2002
Land	1,180.1	1,282.0	817.2
Buildings	2,535.7	3,405.4	4,731.8
Plant and equipment	10,892.1	11,290.2	15,783.2
Capitalized dismantling and site rehabilitation costs (a)	151.0	161.9	163.8
Vehicles	429.2	584.7	623.9
Fixed assets under capital leases	1,172.2	1,202.8	908.0
Construction in progress and down-payments	2,460.6	2,377.0	2,989.5
Other fixed assets	1,164.2	1,222.4	1,654.4

Total net value	19,985.1	21,526.4	27,671.8

(a)	See Note 1-M.

Fixed assets under capital leases at December 31, 2004, 2003 and 2002 break down as follows:

In millions of euros	2004	2003	2002
Buildings	296.2	270.3	270.0
Plant and equipment	1,374.6	1,321.4	921.5
Vehicles and other tangible fixed assets	94.1	104.7	217.7
Gross fixed assets under capital leases	1,764.9	1,696.4	1,409.2
Accumulated depreciation	(592.7)	(493.6)	(501.2)
Net fixed assets under capital leases	1,172.2	1,202.8	908.0

Charges for depreciation and provisions against tangible assets owned outright amounted to 1,994.6 millions of euros, 1,682.4 millions of euros, and 2,331.4 million of euros in 2004, 2003 and 2002 respectively. These are mainly presented in “Depreciation, amortization and provisions” in the consolidated statement of income.

9.3 Tangible assets under concession

In millions of euros	2004	2003	2002
Placed under concession by the concession holder	2,250.3	2,058.1	1,949.4
Placed under concession by the concession grantor	3,543.8	3,542.8	3,654.6

Net value - assets	5,794.1	5,600.9	5,604.0

Financing by third parties	317.0	277.1	292.9
Counterpart of fixed assets received	3,543.8	3,542.8	3,654.6
Additional amortization due to asset lives greater than concession duration	1,138.0	1,027.5	901.7
Concession accounts - liabilities (a)	4,998.8	4,847.4	4,849.2

Total net book value	795.3	753.5	754.8

(a)	See Note 1-L.

9.4 Intangible assets

In millions of euros	2004	2003	2002
Intangible assets resulting from the acquisition of SEIS and SE companies (a)	102.3	169.7	2,191.9
Purchased goodwill	106.2	129.6	296.8
Software	134.3	163.0	192.2
Intangible rights related to concession contracts (b)	560.9	533.3	481.2
Other intangibles	450.2	637.2	740.9

Total net value	1,353.9	1,632.8	3,903.0

(a)      Mainly concerning Nalco and Aguas Andinas in 2002 and exclusively Aguas Andinas from 2003. These assets principally comprise customer portfolios, brands (trade and brand names concerning the companies’ major products) as well as patents and licenses for Nalco. For Aguas Andinas, these intangible assets mainly represent water rights.

(b)      Fully consolidated up until 2003, Aguas Andinas became proportionally consolidated in 2004.

NOTE 10 • INVESTMENTS AND MARKETABLE SECURITIES

10.1 Equity securities and other investments

The main equity securities and other investments are as follows:

In millions of euros	At December 31, 2004		At December 31, 2003		At December 31, 2002
	Market or estimated value	Net book value	Market or estimated value	Net book value	Market or estimated value	Net book value
Listed securities
Gas Natural	302.0	244.2	211.8	203.2	209.7	208.8
Union Fenosa	117.2	105.5	90.2	86.5	76.0	77.7
Métropole TV (M6) (a)	137.8	43.1	—	—	—	—
Acea	46.4	31.1	29.6	28.0	20.5	20.5

Cegedel	31.1	27.2	27.1	27.0	22.9	22.8
Total	8.1	6.8	14.8	14.2	527.4	527.4
Fortis (b)	—	—	297.6	292.5	1,669.3	1,669.3
S.E.S Global	—	—	—	—	106.4	106.4
Unlisted Communication sector securities	261.7	261.7	244.7	244.7	401.3	401.3
Repurchase agreements (c)	—	—	—	—	1,107.4	1,107.4
Other (d)	1,277.9	941.5	1,568.7	1,307.8	1,593.6	1,592.0

Total	2,182.2	1,661.1	2,484.5	2,203.9	5,734.5	5,733.6

(a)      Further to the partial disposal and deconsolidation in 2004 of the Métropole TV (M6) group, SUEZ retained 5% of the company’s capital. This stake in M6, which was proportionally consolidated in 2003, is now included within equity securities.

(b)      During 2003, the 70 million Fortis shares underlying the bonds redeemable in Fortis shares issued during the period were reclassified and recorded under marketable securities (see Note 10.4). The remaining shares held under equity securities were sold in 2004.

(c)      Within the context of the active management of these equity securities, the Group entered into a number of share repurchase agreements and equivalents in 2002. The securities concerned were maintained in the consolidated balance sheet. These corresponded to investments in AXA (11.3 million shares, for a net book value of 157.1 million of euros), Fortis (38.7 million shares, for a net book value of 636.2 million of euros), Total (1.5 million shares for a net book value of 204.4 million of euros) and Vinci (2 million shares for a net book value of 109.7 million of euros). All the securities concerned were sold in 2003.

(d)      In 2003, this line included Umicore shares in an amount of 181.3 million of euros further to Umicore’s deconsolidation at December 31, 2003. The majority of these shares were sold in 2004 in connection with the early redemption of bonds exchangeable for Umicore shares.

Movements in this item break down as follows:

In millions of euros
At December 31, 2002	5,733.6
Acquisitions (a)	115.5
Disposals, net book value (b)	(2,097.8)
Net allocations to provisions	(161.4)
Changes in scope of consolidation, exchange rate fluctuations and other changes (c)	(1,386.0)
At December 31, 2003	2,203.9
Acquisitions (a)	160.7
Disposals, net book value (b)	(610.6)
Net allocations to provisions	(80.8)
Changes in scope of consolidation, exchange rate fluctuations and other changes	(12.1)
At December 31, 2004	1,661.1

(a)      In 2003, acquisitions primarily included shares in Seanergie (19.6 million of euros) and LGAI (11.0 million of euros). In 2004, they mainly included shares in Gas Natural (35.3 million of euros). Other acquisitions were not material when considered on an individual basis.

(b)      In 2003, the main disposals involved shares in Fortis (837.8 million of euros), Total (718.9 million of euros), AXA (157.1 million of euros), SES Global (106.4 million of euros) and Vinci (109.7 million of euros). In 2004, the main disposals involved shares in Fortis (292.5 million of euros) and Umicore (175.6 million of euros).

(c)      In 2003, changes primarily included the negative impact of the reclassification into marketable securities of 1,190 million of euros worth of Fortis shares underlying the bonds redeemable in Fortis shares, the first-time consolidation of Acea Electrabel (200.2 million of euros) and the deconsolidation of Umicore (181.3 million of euros).

The Group realized net gains on the disposal of equity securities of 74.3 million of euros in 2004 and 501.6 million of euros (after provision reversals) in 2002, and a net loss of 91.8 million of euros in 2003. These amounts are recorded under exceptional income and expense in the consolidated statements of income.

10.2 Companies accounted for under the equity method

See Note 7.

10.3 Other financial assets

Other financial assets primarily comprised the Group loan to Elia in the net amount of 642.5 million of euros, as well as receivables due from inter-municipal companies concerning supplementary pension benefits payable to personnel providing services on behalf of distribution network operators in Belgium, in an amount of 345.5 million of euros. The loans granted by SUEZ as part of its Cable activities (amounting to 487.7 million of euros net in 2002) to SUEZ Lyonnaise Telecom – which was proportionally consolidated on a 50.1% basis in 2003 – were fully written down in 2003 and sold in 2004.

10.4 Marketable securities

The estimated fair value of the Group’s marketable securities at December 31, 2004 was 3,520.6 million of euros (5,022.4 million of euros at year-end 2003), representing an unrealized capital gain of 179.2 million of euros (7.4 million of euros in 2003). Fortis shares represented 167.2 million of euros of this unrealized gain.

At December 31, 2004, marketable securities mainly included commercial paper, mutual fund units and the Fortis shares underlying bonds redeemable in shares (1,232.7 million of euros).

Net reversals of provisions for impairment in value of marketable securities, which are recorded in financial income, amounted to 1.3 million of euros in 2004 and 3.7 million of euros in 2003, compared to net provision allocations of 6.7 million of euros in 2002.

Net gains and losses from sales of marketable securities, included in other net financial income in the same way as all other income from marketable securities, can be analyzed as follows:

In millions of euros	Gains	Losses	Net
2004	54.3	(10.1)	44.2
2003	112.4	(81.0)	31.4
2002	67.8	(60.4)	7.4

NOTE 11 • CURRENT ASSETS

11.1 Inventories and work-in-progress

In millions of euros	2004			2003			2002
	Gross	Provisions	Net	Gross	Provisions	Net	Gross	Provisions	Net
Raw materials	818.7	61.3	757.4	884.1	70.6	813.5	1,063.5	75.2	988.3
Work in-progress (a)	504.3	21.8	482.5	764.2	30.1	734.1	1,220.3	53.7	1,166.6
Finished products and goods held for resale	274.4	2.5	271.9	307.4	4.9	302.5	506.4	8.7	497.7

Total	1,597.4	85.6	1,511.8	1,955.7	105.6	1,850.1	2,790.2	137.6	2,652.6

(a)      The decrease in 2004 relating to work-in-progress and finished products mainly relates to Tractebel Engineering International, in an amount of 296.1 million of euros (completion of work in progress in 2003).

11.2 Trade accounts and notes receivable

The Group implemented a debt securitization program in 2002, which it continued in 2003 and 2004. The principal characteristics of this program are described in Note 20.5.

NOTE 12 • PREPAID EXPENSES AND DEFERRED INCOME

In millions of euros	2004		2003		2002
	Prepaid expenses	Deferred income	Prepaid expenses	Deferred income	Prepaid expenses	Deferred income
Prepaid expenses
Prepaid expenses on pensions (a)	148.4	—	140.1	—	329.7	—
Deferred tax (b)	578.5	888.6	895.7	888.0	839.1	1,897.0
Bond discounts	105.8	—	157.2	—	91.5	—
Expenses to be amortized	254.6	—	317.2	—	265.0	—
Advance billing	—	255.2	—	214.5	—	201.8
Other prepayments and accruals	563.3	1,649.3	844.5	1,682.0	775.2	1,936.7

Total	1,650.6	2,793.1	2,354.7	2,784.5	2,300.5	4,035.5

(a) See Note 19 for the breakdown of pension plan commitments. (b) See Note 6 for changes in deferred tax.

NOTE 13•

SHAREHOLDERS’ EQUITY

13.1 Share capital

The Company’s share capital breaks down as follows:

Situation au :	Number of shares making up the share capital	Par value (in euros)	Share capital (in million of euros)
December 31, 2004	1,020,465,386	2	2,040.9
December 31, 2003	1,007,679,806	2	2,015.3
December 31, 2002	1,007,422,403	2	2,014.8

Generally, each holder of shares is entitled to one vote per share at shareholders’ meetings. A double voting right is, however, granted to holders of fully paid up registered shares when such shares have been registered for more than two years in the name of the same shareholder.

13.2 Consolidated reserves

Under French law, 5% of net income of French companies must be transferred to the legal reserve until the legal reserve reaches 10% of the share capital. This reserve cannot be distributed to shareholders other than in the case of liquidation.

Not all consolidated reserves May be appropriated for distribution of dividends, due primarily to the impact of consolidation adjustments. The distributable reserves of SUEZ, the parent company, totaled 15,440.3 million of euros at December 31, 2004, 16,147.4 million of euros at December 31, 2003, and 18,994 million of euros at December 31, 2002.

13.3 Cumulative translation adjustments

In millions of euros	Dec. 31, 2004	Change	Dec. 31, 2003	Dec. 31, 2002
Euro Zone	(51.8)		(51.8)	(90.1)
Dollar zone (US$ and CA$)	(877.2)	(187.2)	(690.0)	(136.8)
Pound Sterling	(27.7)	8.1	(35.8)	28.0
Brazilian Real	(943.9)	9.1	(953.0)	(988.1)
Argentine peso	(190.3)	30.1	(220.4)	(259.5)
Other currencies (a)	(320.4)	(32.6)	(287.8)	(244.5)

Total	(2,411.3)	(172.5)	(2,238.8)	(1,691.0)

(a)	Movements recorded in 2004 included the negative impact of the fall in value of the Thai baht and Chilean peso, in the respective amounts of 33.7 million of euros and 19.9 million of euros, and the positive impact of the increase in value of the Polish zloty (13.9 million of euros). The negative impact in 2003 relating to the Thai baht was 109.4 million of euros.

13.4 Treasury stock and stock repurchase program

The Group has a stock repurchase program authorized by the Annual General Meeting held on April 27, 2004. This program provides for the purchase of a maximum of 10% of the share capital as of the Annual General Meeting date. It also requires that the aggregate amount of acquisitions net of charges must not exceed the sum of 3.6 billion of euros, the maximum purchase price must not exceed 36 euros per share and the minimum selling price May not be less than 12 euros per share. Details relating to these operations are provided in the report to the Ordinary and Extraordinary General Meeting in the Resolutions section of this document.

Under this program, 346,065 shares were purchased in 2004 for a total of 6.1 million of euros and 426,234 shares were sold for 7.6 million of euros.

Treasury stock (see Note 1-A) deducted from consolidated shareholders’ equity at December 31, 2004 comprised 12,578,681 shares (versus 13,656,943 shares at December 31, 2003 and 13,658,943 shares at December 31, 2002) for a total value of 352.3 million of euros (372.6 million of euros at December 31, 2003 and 372.6 million of euros at December 31, 2002). Of these, Group shares owned by fully or proportionally consolidated subsidiaries and deducted from shareholders’ equity totaled 3.5 million of euros at December 31, 2004 and 2003, versus 72.5 million of euros at December 31, 2002.

At its November 20, 2002 meeting, the Board of Directors resolved to reclassify in Other financial assets, 12,625,000 treasury shares initially recorded in marketable securities and held to cover stock purchase options granted to employees. As a result of recent stock market movements, the exercise conditions of these options are, in the Group’s opinion, no longer attractive to employees. In accordance with the transitional measures provided for in opinion 2002-D of December 18, 2002 issued by the French Accounting Regulation Committee Urgent Issues Taskforce (Comité d’Urgence du Conseil National de la Comptabilité), this reclassification was recorded at net book value at June 30, 2002, corresponding to 348.6 million of euros.

	In millions of euros			Number of shares
	Deducted from SH’s equity	Marketable securities	Total	Deducted from SH’s equity	Marketable securities	Total
December 31, 2003	372.6	5.9	378.5	13,656,943	444,330	14,101,273
Purchases by the parent company		6.1	6.1		346,065	346,065
Sales by the parent company	(20.3)	(12.9)	(33.2)	(1,078,262)	(636,830)	(1,715,092)
Write-downs by the parent company		3.8	3.8			—
Sales by other Group companies			—			—
December 31, 2004	352.3	2.9	355.2	12,578,681	153,565	12,732,246

13.5 Transactions resulting in goodwill being charged against equity

Merger of Lyonnaise des Eaux and Compagnie de SUEZ in 1997

The goodwill relating to this transaction (712.3 million of euros) was charged directly against associated additional paid-in capital, in accordance with the option offered by accounting principles applicable to consolidated financial statements prior to January 1, 2000 (see Note 1-D). The goodwill balance was analyzed for allocation to the underlying businesses and is monitored to ensure its correct treatment, in particular in the event of disposal.

The goodwill amortization is calculated in memo accounts over the expected lives of the underlying businesses as detailed in note 1-D. The corresponding recurring goodwill amortization expense would have amounted to 6 million of euros in 2004.

The sale of Fortis B and Elia securities in 2001 and 2002 resulted in part of the goodwill initially charged against additional paid-in capital being deducted from the capital gains recognized on disposal, in the amounts of 77.3 million of euros and 128.2 million of euros respectively. These amounts take account of similar effects relating to the public offer of exchange for Société Générale de Belgique (SGB) and Tractebel described below.

In 2002, the exceptional write-down of Fortis and Coditel goodwill, calculated in memo accounts in accordance with the accounting method detailed in Note 1-D, would have totaled 992.0 million of euros. This amount takes account of similar effects relating to the public offer of exchange for SGB and Tractebel described below.

Public offer of exchange for Société Générale de Belgique (SGB) in 1998

The goodwill relating to this transaction (2,494.7 million of euros) was charged directly against associated additional paid-in capital, in accordance with the option offered by accounting principles applicable to consolidated financial statements prior to January 1, 2000 (see Note 1-D). The goodwill amortization is calculated in memo accounts over the expected lives of the underlying businesses, i.e. 40 years for Energy activities and 20 years for all other activities. The corresponding recurring goodwill amortization expense would have amounted to 34.4 million of euros in 2004.

In 2003, the exceptional write-down of goodwill relating to SITA Canada, calculated in memo accounts in accordance with the accounting method detailed in Note 1-D, would have totaled 26 million of euros. This amount takes account of similar effects relating to the public offer of exchange for Tractebel described below.

Public offer of exchange for Tractebel in 1999

The goodwill relating to this transaction (5,695.5 million of euros) was charged directly against associated additional paid-in capital and allocated to the principal Tractebel subsidiaries. It is accounted for and monitored in a similar way to that described above, based on a theoretical amortization period of 40 years (theoretical recurring charge in 2004: 134 million of euros).

Public offer of exchange for SITA in 1999

The goodwill relating to this transaction (565.6 million of euros) was charged directly against associated additional paid-in capital and is monitored in a similar way to that described above, based on a theoretical amortization period of 20 years (theoretical recurring charge in 2004: 27 million of euros).

The sale of Cespa securities in 2003 resulted in part of the goodwill initially charged against additional paid-in capital being deducted from the capital gain recognized on disposal, in the amount of 27 million of euros.

13.6 Changes in accounting policy

Impact of the application of CRC Regulation No. 2000.06 relating to liabilities, effective from January 1, 2002

In millions of euros	Value at January 1, 2002
Capitalization of the net present value of dismantling costs on the commissioning date	335.2
Depreciation of this incidental asset from the commissioning date	(162.8)
Impact of the above changes in method on reserves for contingencies and losses	(280.2)
Deferred tax	20.3
Impact on total shareholders’ equity	(87.5)
Impact, Group share	(48.3)
Impact, Minority interests	(39.2)

13.7 Dilutive instruments

Convertible bonds

In February 1996, the Group issued 6,634,616 convertible bonds bearing interest at 4% and with a nominal value of 79.27 euros. These bonds are redeemable in full on January 1, 2006 at a price of 96.04 euros each, corresponding to 121.15% of the issue price. Since May 3, 2004, each bond can be converted at any time at the rate of 5.22 SUEZ shares for one bond. At year-end 2004, there were 2,593,121 outstanding bonds convertible into 13,536,092 SUEZ shares, taking into account the conversion of 457,320 bonds in 2001, 156,217 bonds in 2002, 460 bonds in 2003 and 807 bonds in 2004.

13.8 Calculation of basic and diluted earnings•/•(loss) per share

(in millions of euros)	2004	2003	2002
Numerator
Net income/(loss) (a)	1,804.5	(2,165.2)	(862.5)
Impact of dilutive instruments:
• Elimination of interest on bonds and amortization of bond issue premiums	10.0	14.1	9.3
Diluted net income/(loss) (b)	1,814.5	(2,151.1)	(853.2)
Denominator
Average number of shares outstanding, (in million) (c)	995.1	993.5	991.3
Impact of dilutive instruments:
• Bonds	13.5	13.0	13.3
• Stock subscription and purchase option plans reserved for employees	2.0	0.3	5.0
Diluted average number of shares outstanding (d)	1,010.7	1,006.8	1,009.6
Earnings/(loss) per share in (a)/ (c)	1.81	(2.18)	(0.87)
Diluted earnings/(loss) per share in (b)/ (d) (see*)	1.80	(2.14)	(0.85)
Adjusted to (see*)	nd	(2.18)	(0.87)

(*)     The method used to determine diluted earnings/(loss) per share automatically led to an anti-dilutive effect due to the losses recognized for 2003 and 2002. Pursuant to Opinion No. 27 of the Conseil Supérieur of the Ordre des Experts Comptables, diluted earnings/(loss) per share amounted to (2.18 euros) and (0.87 euros) in 2003 and 2002, respectively, which is identical to basic earnings/(loss) per share.

NOTE 14•

MINORITY INTERESTS

In millions of euros	Dec. 31, 2004	Dec. 31, 2003
Minority interests at January 1	4,847.2	5,190.7
Dividends distributed	(631.7)	(592.9)
Changes in cumulative translation adjustments (a)	139.6	(45.0)
Income for the year	832.3	910.5
Changes in scope of consolidation (b)	(416.9)	(616.1)
Minority interests at December 31	4,770.5	4,847.2

(a)	“Changes in cumulative translation adjustments” in 2004 primarily relate to the change in the Group’s percentage ownership in Aguas Andinas, the switch to proportional consolidation of this company, and to the fall in value of the Argentine peso. In 2003, this heading mainly corresponded to negative currency impacts, including the fall in value of the U.S. dollar (17.2 million of euros), the Polish zloty (16.5 million of euros) and the Omani rial (16.6 million of euros).

(b)	Changes in the scope of consolidation in 2004 mainly concerned the Group’s acquisition of an additional 10% stake in Fluxys and Distrigaz (156.7 million of euros negative impact) and the switch from full to proportional consolidation of Aguas Andinas (393.7 million of euros negative impact). This item also reflects capital increases subscribed by minority interests.

In 2003, this heading primarily comprised the impact of the strengthening of the Group’s interest in Electrabel, the equity accounting of UPC, the sale of Cespa, and the partial common stock redemption for Aguas Andinas, which had negative impacts of 567.6 million of euros, 63.1 million of euros, 53.3 million of euros and 159.2 million of euros, respectively. These changes were partially offset by the full consolidation of Polaniec (66.0 million of euros) as well as the first-time consolidation of CNR (99.7 million of euros) and the Italian subsidiaries Acea Electrabel and Tirreno Power (46.6 million of euros).

NOTE 15•

RESERVES FOR CONTINGENCIES AND LOSSES

In millions of euros	2003	Allocation	Reversals (utilization)	Reversals (surplus)	Change in scope of consolidation	Other	2004
Pension liabilities (see Note 19)	2,137.5	119.1	(313.9)	(7.2)	(0.7)	(158.4)	1,776.5
Reprocessing and storage of nuclear fuels (a)	2,626.9	225.6	(23.9)	(152.4)	—	0.4	2,676.5
Renewals (b)	631.9	148.6	(38.9)	(2.8)	6.2	(43.1)	701.8
Major repairs (b)	600.0	172.9	(191.0)	(19.4)	10.7	(68.7)	504.5
Sector-related risks (c)	245.3	67.9	(112.4)	(8.7)	(6.5)	11.8	197.4
Dismantling of plant and equipment (d)	1,374.4	191.8	(5.8)	(11.1)	0.3	(21.7)	1,527.9
Losses to completion and contractual commitments (e)/(f)	737.8	95.6	(505.1)	(7.9)	(1.4)	110.8	429.8
Disputes, claims and tax risks (see Note 21)	442.1	245.2	(147.2)	(20.3)	(22.7)	10.5	507.4
Site rehabilitation (g)	411.2	65.0	(48.4)	(1.7)	0.0	(1.0)	425.2
Restructuring costs	333.8	42.1	(126.0)	(25.6)	(1.2)	(23.8)	199.4
Other contingencies and losses (h)	653.6	314.5	(217.8)	(15.6)	(9.0)	(36.4)	689.4
Negative goodwill, net of amortization (see Note 8)	245.9		(180.4)	—	20.9	(26.9)	59.5

Total reserves for contingencies and losses	10,440.4	1,688.2	(1,910.7)	(272.6)	(3.5)	(246.5)	9,695.2

Refer to points a) to b) below for the above cross-references, which correspond to a breakdown by type of reserve.

Allocations and reversals were as follows in 2004:

Impact	Allocation	Reversal	Net allocation •/• reversal
Operating income	1,218.8	(795.5)	423.3
Financial income	1.9	(46.8)	(44.9)
Exceptional income	467.6	(1,341.1)	(873.5)

Total	1,688.2	(2,183.3)	(495.1)

Net allocations for the year recorded under operating income primarily concern downstream operations (202 million of euros) and the dismantling of power plants (85 million of euros).

Net reversals for the year recorded in exceptional income mainly concern a 161 million of euros reversal related to negative goodwill, a 152 million of euros reversal of surplus reserves for Downstream operations, based on decisions issued by the Electricity and Gas Monitoring Committee (see Note 15-a), and reversals of 131 million of euros and 196 million of euros concerning restructuring and voluntary payments to pension funds, respectively. These reversals offset the majority of provision utilizations recorded during the year (see Note 5).

Other changes primarily reflect reclassifications including the transfer to equity of reserves relating to pension liabilities initially recorded under shareholders’ equity on the first-time application at January 1, 1999 of the French accounting standard relating to pension commitments (147 million of euros).

a) Reprocessing and storage of nuclear fuels: when nuclear fuel is removed from a reactor, it remains radioactive and requires treatment. This reserve covers all the costs related to the reprocessing cycle for the volume of nuclear fuel used calculated at the year-end, including internal costs incurred through the removal of the fuel from the reactor and initial on-site storage, costs paid to third parties for the transportation of the fuel to a reprocessing center and for the storage, fuel reprocessing by an approved body, transportation of the reprocessed waste to a disposal site and finally disposal of the waste fuel. The provision is based on actual internal costs incurred and external costs on the basis of signed contracts with third parties, such as independent transporters, reprocessing and storage companies, or on the basis of detailed pricing proposals received from independent bodies. The estimates are based on current technical reprocessing capabilities, and actual costs incurred in the future May vary compared with the estimates used. Over the period from 1979 to date, the costs of reprocessing nuclear fuel have tended generally to reduce over time thanks to improvements in technology and increases in reprocessing capacity. However this trend is no indication as to the likely future changes in these costs.

The provision has been calculated based on the assumption that all nuclear fuel used will be reprocessed. Spent fuel produced subsequent to 1989 is currently stored on-site and has not yet been reprocessed. A second option would be for the nuclear fuel to be disposed of after storage and appropriate conditioning, in an underground facility. The Belgian government has not yet definitively prescribed this option and it is not clear when the final decision will be taken. It is extremely difficult to estimate the potential costs of this option given that the process, timetable and location for storage are not yet known. Based on currently available information, it is unlikely that the costs to be accrued if the nuclear fuel was permanently stored would have a material impact on the valuation of the provision.

The provision is calculated to incorporate all existing or planned environmental regulatory requirements issued on a European, national and regional level. The Group is not aware of additional planned legislation, which would materially impact the value of the provision. If additional legislation were to be introduced in the future, the cost estimates used as a basis for the calculation could vary significantly.

Based on current forecasts for the operating lives of nuclear power stations, nuclear reprocessing and storage costs will be incurred through approximately 2080. The present value of the cost of the liability is based on a 5% discount rate, in line with long-term, risk-free interest rates.

The Electricity and Gas Monitoring Committee set up in 2004 in accordance with the Belgian law of April 11, 2003 governing reserves for dismantling nuclear power stations and managing radioactive and fissile materials is responsible for controlling the process for recording reserves for these commitments. The process will be reviewed every three years. In February 2005, the Committee approved the methods for measuring and recording reserves related to downstream operations. The Group subsequently booked an exceptional reversal, in the amount of 152.3 million of euros.

b) Renewals: Reserves for renewals cover the obligation of concession holders to renew equipment. They are determined by estimating the cost of replacing the equipment, discounted each year at rates reflecting inflation factors. As the useful life of fixed assets other than water pipes and mains is shorter than the life of the contract, the provision in relation to those assets is recorded over their useful lives on an asset-by-asset basis, based on the respective replacement value. For water pipe systems, annual provision charges are calculated contract-by-contract, with foreseeable partial renewal costs being allocated over the life of each contract.

Reserves for major repairs are primarily intended to cover major repairs to and servicing of both conventional and nuclear power stations, as well as natural gas production and transportation facilities.

Other routine maintenance and repair costs are expensed as incurred.

c) Sector-related risks: includes reserves for specific risks concerning a business sector, reserves for contingencies relating to non-consolidated subsidiaries, as well as reserves covering warranties given in connection with divestments and which are likely to be called on. For the real estate sector, these reserves correspond to losses on sales of real estate programs that the Group has undertaken to finance or estimated losses on sales of remaining real estate programs. The estimated losses are assessed based on the fair value of each real estate program, net of selling expenses. Fair value is measured either based on the current market value or the current market price or by discounting future cash flows. Market value or market prices are valued based on recent transactions for similar buildings or on appraisals carried out by independent professional valuers.

d) Dismantling plant and equipment: Plant and equipment – primarily including conventional and nuclear power stations – have to be dismantled at the end of their operational life. This obligation May be the result of prevailing environmental regulations in the countries concerned, contracts, or an implicit Group commitment.

Since 2002, the Group has applied CRC regulation No. 2000-06 relating to liabilities. In accordance with this standard, a provision is recorded when the plant or equipment is commissioned, corresponding to the present value of the estimated dismantling costs. An offsetting entry is recorded under assets. The present value is calculated using a discount rate that reflects the risk-free long-term interest rate (life of the plant or equipment).

In the absence of detailed guidelines available under French accounting principles, the Group applies a historical discount rate that complies with US GAAP (SFAS 143 – Asset retirement obligation). These rates were set by the Group on January 1, 2002 – the date on which CRC regulation No. 2000-06 came into effect. The gross rate used for Belgian power plants is 6%.

A provision charge is recorded after the item of plant or equipment has been commissioned, and throughout its useful life, to reflect the passage of time. The offsetting asset is depreciated on a straight-line basis.

The impact of this change in accounting method was recorded directly in shareholders’ equity.

The main plant and equipment concerned are nuclear power stations, for which the provision covers all dismantling-related costs, including:

•	removal of spent nuclear fuel, drainage of liquid systems, disconnection of operating systems;

•	full dismantling of the reactor core and biological shielding;

•	full dismantling of the reactor and removal of all radioactive material.

In accordance with an agreement with the Belgian Government, the costs of dismantling nuclear power stations are estimated every five years on the basis of a detailed analysis carried out by an independent expert. The most recent analysis was performed in 2000.

At the end of 2003, the provision for dismantling nuclear power stations was based on the cost estimate presented in said analysis and was consistent with the related work schedule.

The Electricity and Gas Monitoring Committee set up in 2004 in accordance with the Belgian law of April 11, 2003 governing provisions for dismantling nuclear power stations and managing radioactive and fissile materials, is responsible for controlling the process for recording provisions in relation to these commitments. The process will be reviewed every three years. In February 2005, the Committee approved the principles and valuation methods for recording dismantling provisions. This decision did not have any impact on the Group’s financial statements.

For conventional power stations, the dismantling provision includes all legal and constructive obligations, in accordance with the new accounting standard. The Group is not aware of any additional planned legislation that would materially impact the value of the provision.

e) Losses to completion – Project completion – Warranties. These reserves are booked in relation to: (i) long-term contracts that have been partially completed at the year-end, but for which a loss on completion is expected; (ii) costs to be borne following completion of a project (cost of withdrawing equipment and staff; possible redundancy payments, site rehabilitation, disputes with subcontractors, etc.); and (iii) costs relating to warranties primarily concerning companies in the Energy sector that have a contractual commitment to maintain or replace equipment covered by a “total warranty” clause.

f) Contractual commitments: These concern reserves set up at the acquisition of subsidiaries and taken into account in the company valuation process, for contractual obligations inherent to the business of the companies concerned. The commitments in question mainly relate to maximum price commitments of limited duration, in regard to the initial contracts of Tractebel Energia in Brazil, and are amortized pro rata to the volumes concerned.

g) Site rehabilitation: includes reserves relating to legal, regulatory and contractual landfill site rehabilitation commitments in the Waste Services sector. These reserves also cover long-term monitoring of the landfill sites. They are calculated individually by site, based on coverage costs, pro rata to site utilization. The reserves are recorded over the period of the sites’ operation. Costs to be incurred at the time of the site’s closure or during the long-term monitoring period (30 years within the European Community) are discounted to present value.

h) Other contingencies and losses: This item mainly includes reserves for miscellaneous employee-related litigation, environmental risks and various business risks.

NOTE 16•

FINANCING

16.1 Cash management

Cash surpluses are pooled within special-purpose Group financial vehicles (SUEZ Finance S.A., SUEZ Finance LP, Tractebel Cash Management Services – TCMS, Cosutrel coordination center) and redistributed to borrowing subsidiaries.

Intermediate pooling is performed either within each business activity (SUEZ Tractebel, Degremont, SUEZ Environment, etc.) or by geographical area (SUEZ Finance LP for the U.S. dollar zone, SUEZ Finance SA in France and TCMS in Belgium for the Euro zone, etc.).

Any residual balance after utilization within the Group is invested with leading counterparties selected based on their rating and the Group’s knowledge of such counterparties, with the aim of ensuring maximum liquidity at minimum risk.

At December 31, 2004, no single counterparty represented more than 9.3% of cash surplus investments.

16.2 Borrowings and long-term debt by category

In millions of euros	Dec. 31, 2004	Dec. 31, 2003
Bond issues	10,597.8	15,018.3
Commercial paper	1,108.1	1,562.9
Withdrawals on credit facilities	963.6	1,101.4
Capital leases (a)	1,261.9	1,252.7
Other bank borrowings	5,021.4	6,241.5
Other borrowings	469.5	430.1

Total long-term borrowings	19,422.3	25,606.9

Bank overdrafts and cash current accounts	649.5	1,087.2

Total gross borrowings	20,071.8	26,694.1

Marketable securities and cash and cash equivalents	(8,556.8)	(11,703.0)

Total net borrowings	11,515.0	14,991.1

(a)      In addition to this capital lease liability, corresponding to outstanding lease payments on current contracts, the Group is committed under these contracts to pay the lessor corresponding interest. At December 31, 2004, this commitment was 682.6 million of euros, including 72.8 million of euros for 2005, 63.0 million of euros for 2006, 58.6 million of euros for 2007, 53.0 million of euros for 2008, 47.6 million of euros for 2009, and 387.6 million of euros for subsequent years.

Principal movements in 2004

In 2004, changes in Group structure and consolidation method led to a 281.0 million of euros reduction in gross debt. At the same time, borrowings were decreased by a further 239.9 million of euros due to fluctuations in exchange rates – mainly concerning the U.S. dollar.

Movements during the year primarily related to bonds and the refinancing of credit lines.

Bond redemptions

The bonds convertible into AXA shares issued on April 7, 1999 matured on January 2, 2004. As the AXA share price had fallen below the exercise price, the holders opted for repayment at par. Consequently, SUEZ redeemed the bonds for a total of 865 million of euros.

On January 12, 2004, SUEZ redeemed bonds convertible into Fortis shares issued on July 12, 2000, in the amount of 975 million of euros.

On February 20, 2004, SUEZ redeemed in advance of term bonds convertible into Umicore shares issued on January 15, 2001. The redemption price totaled 210 million of euros.

On August 4, 2004, SUEZ redeemed at maturity bonds convertible into Total shares issued on August 4, 1999, for 1,266 million of euros.

These redemptions were mainly financed by using available cash.

Refinancing the Group’s syndicated credit lines

In April 2004, SUEZ refinanced the Group’s syndicated credit lines. The refinanced debt totals 4.5 billion of euros with a five-year maturity, which can be extended by twelve months at the end of the first and second year. As a result of to this refinancing, the Group has replaced its syndicated credit lines and extended their maturity. The related terms and conditions have also been improved, as the renegotiated credit lines are not subject to any financial ratios and the overall financial conditions are more favorable.

Outstanding bonds at December 31, 2004

Amounts outstanding under bond issues primarily relate to SUEZ in the amount of 3,133.7 million of euros (2003: 5,373.4 million of euros), GIE

SUEZ Alliance in the amount of 4,550.0 million of euros (2003: 4,550.0 million of euros) and Tractebel Invest International BV in the amount of 789.7 million of euros (2003: 1,024.7 million of euros).

Group bond issues also include:

•	Bonds convertible into SUEZ shares, issued in February 1996 and maturing in February 2006, bearing interest of 4%. The balance at December 31, 2004 was 205.6 million of euros (see Note 13.7).

•	Bonds redeemable in Fortis shares, covered by shares held by the Group and recorded under marketable securities, or by stock purchase options (see Note 10). Further details of these bonds are provided below.

Bonds redeemable in Fortis shares

Issuer:	SUEZ
ISIN code:	FR0000474298
Stock exchange:	Luxembourg Stock Exchange
Underlying:	FORTIS shares
Issue date:	May 21, 2003
Issue amount (nominal value):	1,190 million of euros
Issue premium:	119 million of euros
Strike price and redemption premium:	17.00 euros 20% Of the issue reference price (at May 19, 2003)
Maturity:	May 22, 2006
Nominal coupon:	4.5% Plus payment of dividend on fortis shares
Exchange parity / redemption:	0.85 Shares for one bond as from july 1, 2003 (adjustable)
Exchange period/ early redemption:	At the issuer’s initiative with a 120% trigger threshold
Principal outstanding at December 31, 2004	1,190 million of euros

The related contractual agreement stipulates the number of Fortis shares to be delivered depending on the share price and in accordance with the following terms and conditions:

Fortis share price at maturity	Conversion
< 17	Conversion price equal to 17 , representing 70 million shares

[17 ; 20]	Conversion price equal to the share price, representing between 59.5 and 70 million shares

[20 ; 24]	Conversion: delivery of 70*(1-3/price), representing between 59.5 and 61.25 million shares

> 24	Compulsory redemption by SUEZ via delivery of 61.25 million shares

16.3 Borrowings and long-term debt by maturity

Borrowings and long-term debt break down by maturity as follows:

In millions of euros At Dec. 31, 2004	TOTAL	2005	2006	2007	2008	2009	Beyond 5 years
Bond issues	10,597.8	426.7	1,684.1	724.3	288.2	3,157.7	4,316.8
Commercial paper	1,108.1	1,108.1	—	—	—	—	—
Withdrawals on credit facilities (a)	963.6	963.6	—	—	—	—	—
Capital lease contracts	1,261.9	92.4	93.2	108.3	98.8	91.7	777.5
Other bank borrowings	5,021.4	1,345.2	572.9	1,049.4	383.1	251.9	1,418.9
Other	469.5	122.4	41.0	54.4	12.2	82.2	157.3

Total long-term borrowings	19,422.3	4,058.4	2,391.2	1,936.4	782.3	3,583.5	6,670.5

Bank overdrafts and cash current accounts	649.5	649.5	—	—	—	—	—

Total gross borrowings	20,071.8	4,707.9	2,391.2	1,936.4	782.3	3,583.5	6,670.5

Marketable securities and cash and cash equivalents (b)	(8,556.8)	(7,160.8)	(1,267.9)	(35.8)	(42.2)	(33.5)	(16.6)

Total net borrowings at Dec. 31, 2004	11,515.0	(2,452.9)	1,123.3	1,900.6	740.1	3,550.0	6,653.9

(a)	Including credit facilities with a maturity of less than one year (291 millions of euros) and facilities with a maturity of over one year (672.6 millions of euros).

(b)	Marketable securities and cash and cash equivalents with a 2006 maturity mainly include Fortis shares backing the bonds redeemable in Fortis shares issued by the Group, representing 1,232 millions of euros.

In millions of euros At Dec. 31, 2003	TOTAL	2004	2005	2006	2007	2008	Beyond 5 years
Gross borrowings	26,694.1	9,657.1	1,226.5	2,503.6	2,093.7	792.9	10,420.3
Marketable securities and cash and cash equivalents	(11,703.0)	(10,513.0)	—	(1,190.0)	—	—	—

Total net borrowings at Dec. 31, 2003	14,991.1	(855.9)	1,226.5	1,313.6	2,093.7	792.9	10,420.3

The Group sometimes sets up lending facilities for financing its subsidiaries whose credit limits and withdrawals are subject to financial ratios set by the borrower or guarantor.

The level and definition of these ratios, also known as financial covenants, are set prospectively in conjunction with lenders and can be adjusted during the life of the facilities.

At December 31, 2004, no default had been reported with respect to the Group’s debt. All of the Group’s companies concerned had complied with the covenants and representations included in their loan agreements except for certain borrowings in South America, in relation to which Group representatives have entered into negotiations with the lenders (see Note 2.4 for a description of the situation in Argentina). Another exception concerns certain local debt, which is either guaranteed or set up in the form of project financing, and whose covenants are being renegotiated with the banking partners concerned.

At December 31, 2004, confirmed undrawn credit facility programs were as follows:

Maturity In millions of euros	Confirmed undrawn credit facility programs
2005	513.6
2006	80.1
2007	364.3
2008	—
2009	4,930.1
2010	—
Beyond	216.3

Total	6,104.4

Of these undrawn programs, 1,108.1 million of euros are allocated to covering commercial paper issues.

Undrawn confirmed credit lines mainly include a syndicated credit facility of 4,500 million of euros, as well as several bilateral credit lines maturing on April 1, 2009. These lines are not subject to ratios or credit ratings.

At December 31, 2004, no single counterparty represented more than 8.4% of the Group’s confirmed undrawn credit facilities.

16.4 Borrowings and long-term debt by business segment

The breakdown by contracting business segment is as follows:

In millions of euros	Dec. 31, 2004		Dec. 31, 2003
	Gross	Net (b)	Gross	Net (b)
SEE	2,493.9	(1,719.2)	2,584.8	(1,862.1)
SEI	2,740.0	2,159.1	3,476.0	2,968.9
SES	1,029.4	538.6	1,102.9	306.7
SE	4,324.9	3,553.4	4,583.7	3,667.5
Others (a)	9,483.6	6,983.1	14,946.7	9,910.1

Total	20,071.8	11,515.0	26,694.1	14,991.1

The breakdown by business segment using net borrowings is as follows:

In millions of euros	Dec. 31, 2004	Dec. 31, 2003
SEE	(2,323.6)	(1,614.2)
SEI	6,730.2	7,493.1
SES	475.5	380.5
SE	4,274.5	4,557.7
Others (a)	2,358.4	4,174.0

Total	11,515.0	14,991.1

(a)	Following the creation of a single headquarters, the holding companies (including the special-purpose financing vehicles for the Group’s Energy business) are now included in “Other”. Data for the year ended December 31, 2003 has been restated to reflect this change. Net debt related to this business segment primarily concerns SUEZ SA, SUEZ Finance SA, GIE SUEZ Alliance, SUEZ Finance Limited, SUEZ-TRACTABLE (parent company), and Tractebel Invest International BV.

(b)	Net of marketable securities and cash and cash equivalents.

16.5 Borrowings and long-term debt by currency

The main currencies in which the Group’s debt is denominated are as follows:

Gross debt	Including the impact of financial instruments				Excluding the impact of financial instruments
In millions of euros	2004	%	2003	%	2004	%	2003	%
zone	12,893.3	64%	17,072.5	64%	14,960.8	75%	19,699.1	74%
$ zone	4,330.2	22%	5,992.9	22%	3,049.8	15%	4,277.0	16%
£ zone	854.5	4%	877.4	3%	145.4	1%	282.8	1%
Other currencies	1,993.8	10%	2,751.3	11%	1,915.8	9%	2,435.2	9%

Total	20,071.8	100%	26,694.1	100%	20,071.8	100%	26,694.1	100%

Net debt	Including the impact of financial instruments				Excluding the impact of financial instruments
In millions of euros	2004	%	2003	%	2004	%	2003	%
zone	5,522.6	48%	6,399.1	43%	7,550.2	66%	9,375.1	63%
$ zone	3,935.9	34%	5,648.2	38%	2,657.3	23%	3,582.9	24%
£ zone	705.0	6%	846.9	6%	37.6	0%	252.3	2%
Other currencies	1,351.5	12%	2,096.9	13%	1,269.9	11%	1,780.8	11%

Total	11,515.0	100%	14,991.1	100%	11,515.0	100%	14,991.1	100%

16.6 Borrowings and long-term debt by interest rate

	Including the impact of financial instruments		Excluding the impact of financial instruments
In millions of euros	2004	2003	2004	2003
Floating rate	11,232.8	10,734.0	6,660.7	9,072.9
High	21.6%	27.3%	21.6%	21.2%
Low	0.1%	0.1%	0.1%	—
Weighted average at December 31	3.6%	3.9%	3.7%	3.4%
Fixed rate	8,839.0	15,960.1	13,411.1	17,621.2
High	17.3%	16.9%	21.3%	16.9%
Low	0.0%	0.0%	0.0%	0.1%
Weighted average at December 31	5.0%	4.5%	5.4%	4.6%

Floating interest rates are generally linked to inter-bank rates offered in the relevant currency zones. The weighted average interest rate applied to bank overdrafts was 2.8% at the end of 2004 and 2.6% at the end of 2003. The weighted average interest rate applied to long-term debt was 4.3% at the end of both 2004 and 2003.

Cash and cash equivalents are mainly subject to floating rates.

16.7 Debt/equity ratio

In millions of euros	2004	2003
Long-term borrowings	19,422.3	25,606.9
Bank overdrafts and cash current accounts	649.5	1,087.2
Marketable securities	(3,341.4)	(5,015.0)
Cash and cash equivalents	(5,215.4)	(6,688.0)

Net balance sheet debt	11,515.0	14,991.1

Total shareholders’ equity	12,693.1	11,742.9

Debt/equity ratio	90.7%	127.7%

16.8 Market value of borrowings and long-term debt

Excluding financial instruments, the market value of borrowings and long-term debt at December 31, 2004 was 21,191 million of euros (net book value of 20,071.8 million of euros), compared with 27,250.4 million of euros one year earlier (net book value of 26,694.1 million of euros). The market value of gross debt including financial instruments amounted to 21,546.4 million of euros, versus 27,265 million of euros at December 31, 2003. This market value, which included accrued interest of 201.5 million of euros at year-end 2004, was calculated based on the interest rate which the Group could obtain for loans with comparable terms, conditions and maturities, when available.

NOTE 17•OTHER ACCOUNTS PAYABLE

Other accounts payable break down as follows:

In millions of euros	Dec. 31, 2004	Dec. 31, 2003
Employee profit sharing	102.9	128.9
Liabilities on capitalized concession user rights	100.8	108.0
Tax liabilities (corporate income tax)	845.8	943.0
Advances from subsidiaries	88.4	112.5
Other operating liabilities	4,704.7	4,588.2

Total	5,842.6	5,880.6

NOTE 18•

DERIVATIVE INSTRUMENTS AND MARKET-RELATED EXPOSURES

Purpose of derivative instruments

The Group uses derivatives primarily to manage its exposure to fluctuations in interest rates, foreign exchange rates, commodity prices and share prices for certain listed securities. Except for commodities which involve specific trading transactions, these financial instruments are generally used to hedge assets, liabilities or cash flows.

Counterparty risk

Cash surpluses are invested and financial instruments negotiated with leading international banks. The Group’s counterparties are diversified and are selected on the basis both of the Group’s knowledge of them and their assigned credit rating.

In commodities trading, credit limits are set in line with the counterparty’s rating. Where necessary, counterparty risk is reduced by means of letters of credit, security, or netting agreements.

At December 31, 2004, no single counterparty represented over 24% of the notional amount of financial instruments used.

Notional amounts and market value

In the tables presented in Notes 18.1 and 18.2, the notional amounts represent the face values of financial instruments. They do not represent the discounted value of amounts actually exchanged by the parties concerned and thus are not a measure of the Group’s exposure resulting from its use of said instruments.

Notional amounts expressed in foreign currencies are translated into euro at year-end exchange rates.

The market values of foreign currency and interest-rate instruments are measured by discounting future cash flow differentials, or by obtaining a market price from third-party banks. The market value amounts, whether estimated internally or by third-party banks, are determined using available market information or other appropriate valuation methods. Therefore, the estimates are not necessarily indicative of the exact amounts that could be realized or would be paid in a current market exchange. The effect of using different market assumptions and/or estimation methods could have a material impact on the estimated market value amounts.

18.1 Foreign currency and interest rate risk

Foreign currency risk

Due to the geographic diversification of its businesses, the Group’s balance sheet and income statement are exposed to currency fluctuations during consolidation of its foreign subsidiaries located outside the Euro zone. The most significant foreign currency risks concern the Group’s interests in the United States, Brazil, Thailand, Chile and Argentina.

The Group’s hedging policy for investments in non-euro currencies is to set up liabilities denominated in the same currency as the cash flows generated by the related assets. The obvious way to achieve such hedges is to set up financing in the currency concerned, but the Group also uses instruments such as currency and cross-currency swaps, as well as currency options.

In a number of countries, however, there May be strong liquidity restraints and/or high interest rates or tax restrictions, such as in Brazil and Argentina. When this is the case, the Group deals with each situation individually, rather than applying its general hedging policy.

Interest rate risk

To optimize the cost of its debt and/or reduce its interest rate exposure, the Group uses hedging instruments (interest rate swaps, FRAs, caps and floors) which alter the fixed rate/floating rate structure of its debt.

At December 31, 2004, approximately 56% of the Group’s gross debt was at floating rates and 44% at fixed rates, after taking into account the impact of financial instruments. As almost all of the Group’s cash surplus is invested short term, 66% of its net debt was at fixed rates at the year end, and is therefore only slightly exposed in the short term to interest-rate changes.

Off-balance sheet financial instruments held to manage foreign exchange and interest rate risk are as follows:

In millions of euros	Average rate	Notional amount of contract by maturity							Market value
		At December 31, 2004
		2005	2006	2007	2008	2009	> 5 years	Total
Interest rate swaps – fixed rate borrower		1,316.1	175.0	725.2	430.3	265.2	746.7	3,658.5	(78.1)
	5.0%	611.6	68.6	311.5	177.6	92.9	340.5	1,602.7	(19.7)
	£6.0%	171.4	1.3	1.4	21.3	1.5	163.9	360.8	(9.4)
US$	4.6%	417.1	90.2	400.9	219.4	157.6	201.9	1,487.1	(36.0)
Other currencies	4.8%	116.0	14.9	11.4	12.0	13.2	40.4	207.9	(13.0)
Interest rate swaps – fixed rate lender		219.4	67.8	41.7	84.2	2,856.8	3,411.9	6,681.8	111.6
	4.8%	161.3	67.8	41.7	84.2	2,812.7	3,411.9	6,579.6	107.9
US$	5.8%	58.1	—	—	—	44.1	—	102.2	3.7
Interest rate swaps – floating/floating		3.7	—	112.2	—	293.7	—	409.6	1.8
	—	3.7	—	93.2	—	—	—	96.9	0.8
US$	—	—	—	19.0	—	293.7	—	312.7	1.0
FRA (Forward Rate Agreement) – purchaser		158.7	119.0	—	—	—	—	277.7	(1.5)
	4.8%	158.7	119.0		—	—	—	277.7	(1.5)
Caps – purchaser		120.4	58.1	110.2	18.1	682.1	1,605.3	2,594.2	167.4
	4.7%	39.3	53.9	106.8	13.7	677.4	1,600.0	2,491.1	167.2
US$	8.3%	81.1	4.2	3.4	4.4	4.7	5.3	103.1	0.2
Caps – vendor		91.1	39.7	—	—	—	—	130.8	—
	6.1%	39.7	39.7	—	—	—	—	79.4	—
US$	7.8%	51.4	—	—	—	—	—	51.4	—
Floors – purchaser		90.0	15.0	—	—	—	1,000.0	1,105.0	(18.8)
	1.6%	90.0	15.0	—	—	—	1,000.0	1,105.0	(18.8)
Collars – cap purchaser/floor vendor		123.3	3.1	3.9	3.1	2.6	22.0	158.0	(7.8)
US$	4.7% –6.2%	123.3	3.1	3.9	3.1	2.6	22.0	158.0	(7.8)
Collars – cap vendor/floor purchaser		3.2	3.7	4.2	4.8	5.5	—	21.4	0.3
	2.4% –3.4%	3.2	3.7	4.2	4.8	5.5	—	21.4	0.3
Currency swaps – by currency borrowed		36.4	56.0	183.5	36.7	545.5	355.2	1,213.3	218.0
US$		32.3	36.7	50.9	36.7	482.6	213.4	852.6	121.6
£							141.8	141.8	13.1
Other currencies		4.1	19.3	132.6	—	62.9		218.9	83.3
Currency swaps – by currency lent		108.1	162.4	88.5	27.9	103.7	247.2	737.8	9.3
		63.2	13.8	—	—	—	150.0	227.0	47.2
US$		37.2	24.8	—	—	51.4	80.8	194.2	(32.1)
£		7.7	8.0					15.7	(1.0)
Other currencies		—	115.8	88.5	27.9	52.3	16.4	300.9	(4.8)
Foreign exchange swaps – by currency borrowed		1,809.7	11.9	13.2	71.3	27.8	63.3	1,997.2	34.1
£		662.1	—	—	19.9	—	—	682.0	3.4

In millions of euros	Average rate	Notional amount of contract by maturity							Market value
		At December 31, 2004
		2005	2006	2007	2008	2009	> 5 years	Total
US$		906.4	—	—	36.4	—	63.3	1,006.1	28.1
Other currencies		241.2	11.9	13.2	15.0	27.8		309.1	2.6
Foreign exchange swaps – by currency lent		120.1	9.4	10.9	—	—	—	140.4	(25.7)
£		50.4	—	—	—	—	—	50.4	(0.1)
US$		66.1	9.4	—	—	—	—	75.5	(24.4)
Other currencies		3.6	—	10.9	—	—	—	14.5	(1.2)
Forward contracts – by currency purchased		277.1	138.0	83.1	7.8	—	1.0	507.0	(37.6)
£		55.8	45.7	35.9	3.0	—	—	140.4	(3.3)
US$		187.8	92.3	47.2	4.8	—	1.0	333.1	(43.9)
Other currencies		33.5						33.5	9.6
Forward contracts – by currency sold		406.2	62.6	24.8	7.3	5.3	55.5	561.7	68.9
		3.5						3.5	—
£		148.0	37.2	18.0	1.5	—	—	204.7	4.0
US$		166.6	17.3	5.3	5.3	5.3	55.5	255.3	65.7
Other currencies		88.1	8.1	1.5	0.5			98.2	(0.8)
Currency options – call purchaser		367.1	—	—	—	—	—	367.1	20.3
US$		367.1	—	—	—	—	—	367.1	20.3
Currency options – call vendor		193.5	—	—	—	—	—	193.5	0.1
Other currencies		193.5	—	—	—	—	—	193.5	0.1
Currency options – put purchaser		5.5	—	—	—	—	—	5.5	0.2
US$		5.5	—	—	—	—	—	5.5	0.2
Collars – call vendor		10.3	—	—	—	—	—	10.3	(0.3)
US$		10.3	—	—	—	—	—	10.3	(0.3)

TOTAL		5,459.9	921.7	1,401.4	691.5	4,788.2	7,508.1	20,770.8	462.2

In millions of euros	Average rate	Notional amount of contract by maturity							Market value
		At December 31, 2003
		2005	2006	2007	2008	2009	> 5 years	Total
Interest rate swaps – fixed rate borrower		1,838.1	1,120.1	737.7	427.6	340.0	705.6	5,169.1	(166.4)
	4.4%	1,229.1	571.8	99.1	118.6	168.5	393.6	2,580.7	(50.3)
	£5.6%	1.0	1.2	1.3	1.4	21.3	23.6	49.8	(0.2)
US$	4.1%	579.1	532.0	625.7	299.6	141.2	215.8	2,393.4	(107.4)
Other currencies	6.5%	28.9	15.1	11.6	8.0	9.0	72.6	145.2	(8.5)
Interest rate swaps – fixed rate lender		769.4	124.2	72.6	17.0	7.0	4,838.5	5,828.7	169.4
	4.5%	757.9	56.1	67.1	11.5	1.5	4,445.3	5,339.4	81.5
	£6.8%	—	—	—	—	—	386.4	386.4	80.7
US$	5.4%	5.5	68.1	5.5	5.5	5.5	6.8	96.9	7.1
Other currencies	7.5%	6.0	—	—	—	—	—	6.0	0.1
Interest rate swaps - floating/floating		797.1	18.1	24.1	146.8	45.3	168.9	1,200.3	(3.6)
	—	5.3	14.1	24.1	146.8	45.3	168.9	404.5	0.8
US$	—	791.8	4.0	—	—	—	—	795.8	(4.2)
FRA (Forward Rate Agreement) – purchaser
	4.8%	158.7	158.7	106.0	—	—	—	423.4	(1.6)
Caps – purchaser		145.5	161.9	14.5	106.7	14.7	34.9	478.2	7.0
	6.8%	141.6	74.4	9.9	103.1	9.9	24.1	363.0	7.0
US$	8.3%	3.9	87.5	4.6	3.6	4.8	10.8	115.2	—
Caps – vendor		39.7	95.1	—	—	—	—	134.8	—
	6.1%	39.7	39.7	—	—	—	—	79.4	—
US$	7.8%	—	55.4	—	—	—	—	55.4	—
Floors – purchaser
	3.2%	30.0	50.0	10.0	—	—	—	90.0	0.5
Collars		19.4	136.2	7.0	8.4	8.1	32.1	211.2	(24.4)
	2.0%,-,3.0%	2.8	3.2	3.7	4.2	4.8	5.5	24.2	(0.1)
	£5.6%,-,8.0%	15.0	—	—	—	—	—	15.0	(0.1)
US$	4.7%,-,6.4%	1.6	133.0	3.3	4.2	3.3	26.6	172.0	(24.2)
Currency swaps – by currency borrowed
US$		219.5	167.9	159.1	204.4	199.1	905.5	1,855.5	552.0
Currency swaps – by currency lent		226.0	49.6	114.7	—	—	220.8	611.1	54.7
		—	49.6	—	—	—	150.0	199.6	28.8
US$		—	—	—	—	—	55.4	55.4	25.5
Other currencies		226.0	—	114.7	—	—	15.4	356.1	0.4
Foreign exchange swaps – by currency borrowed		1,757.3	63.4	0.8	0.8	20.7	3.6	1,846.6	15.7
		0.9	—	—	—	—	—	0.9	—
£		646.4	—	—	—	19.9	—	666.3	0.5
US$		906.0	0.8	0.8	0.8	0.8	3.6	912.8	18.6
Other currencies		204.0	62.6	—	—	—	—	266.6	(3.4)
Foreign exchange swaps – by currency lent		252.7	37.1	10.1	11.3	—	—	311.2	(21.3)

In millions of euros	Average rate	Notional amount of contract by maturity							Market value
		At December 31, 2003
		2005	2006	2007	2008	2009	> 5 years	Total
£		24.1	—	—	—	—	—	24.1	0.1
US$		213.9	37.1	10.1	—	—	—	261.1	(20.4)
Other currencies		14.7	—	—	11.3	—	—	26.0	(1.0)
Forward contracts – by currency purchased		348.0	166.3	107.0	10.2	0.1	—	631.6	(0.9)
		3.9	—	—	—	—	—	3.9	2.7
£		46.4	55.2	22.7	1.8	—	—	126.1	(0.7)
US$		296.9	111.1	84.3	8.4	0.1	—	500.8	(2.4)
Other currencies		0.8	—	—	—	—	—	0.8	(0.5)
Forward contracts – by currency sold		349.4	32.1	9.8	7.2	7.2	82.7	488.4	159.3
£		66.6	14.3	1.1	—	—	—	82.0	17.0
US$		159.5	12.1	7.5	7.2	7.2	82.7	276.2	43.0
Other currencies		123.3	5.7	1.2	—	—	—	130.2	99.3
Insurance contracts (COFACE)
US$		16.2	—	—	—	—	—	16.2	5.2

TOTAL		6,967.0	2,380.7	1,373.4	940.4	642.2	6,992.6	19,296.3	745.6

18.2  Equity risk

The Group has optimized the management of its portfolio of non-consolidated securities through the sale of call options, which are primarily embedded in the issue of bonds convertible for these securities (see Note 16.2). When the related securities are sold, the Group hedges the transactions, where necessary, through the purchase of call options.

In 2004, the Group no longer held any off-balance sheet instruments for the purposes of managing equity risk. However, off-balance sheet financial instruments held for this purpose in 2003 can be analyzed as follows (excluding call options embedded in the convertible bonds):

Equity instruments

In millions of euros	Notional amount of contract by maturity							Market value
	At December 31, 2003
	2004	2005	2006	2007	2008	> 5 years	Total
Options sur actions
Calls – sold (a)	312.8	—	—	—	—	—	312.8	3.8
Calls – purchased (b)	661.7	—	—	—	—	—	661.7	(0.2)

Total	974.5	—	—	—	—	—	974.5	3.6

(a)	The calls sold concern 19,999,936 Fortis shares held in the non-consolidated securities portfolio and which were divested in 2004.

(b)	These calls were purchased primarily to hedge the risk of holders converting bonds issued by the Group convertible into TotalFinaElf shares (debt repaid in 2004).

18.3 Commodity risk

18.3.1 Hedging transactions

In the course of its operating activities, the Group is exposed to fluctuations in commodity prices, in particular in the natural gas and electricity markets.

The increasing liquidity of these markets enabled the Group in 2004 to enter into transactions hedging these risks derivative instruments, both firm and optional, available on organized markets and over-the-counter. The Group’s aim is to protect itself against unfavorable movements in market prices which could affect supply costs or sales contract margins.

Off-balance sheet financial instruments held with a view to managing exposure to fluctuations in commodity prices are presented below in their notional amount expressed in MMBTU (millions of British Thermal Units, the standard conversion unit for energy contracts):

Commodity hedging instruments

	Notional amount in thousands of MMBTU							Fair value In millions of euros
	At December 31, 2004
	2005	2006	2007	2008	2009	> 5 years	Total
Natural gas and electricity	(137,582.1)	(11,906.7)	4,562.5	29,280.0	14,600.0	(14,600.0)	(115,646.3)	(478.6)
Swaps	(121,804.9)	(39,876.3)	(13,687.5)	18,300.0	14,600.0	(14,600.0)	(157,068.7)	(463.9)
Options	1,816.2	29,200.0	18,250.0	10,980.0	—	—	60,246.2	(5.6)
Forwards/futures	(17,593.4)	(1,230.4)	—	—	—	—	(18,823.8)	(9.1)
Fuel oil, Gas oil and Heating oil	288,407.3	45,481.7	46,615.8	26,259.2	—	—	406,764.0	140.6
Swaps	80,910.5	35,846.3	36,980.4	19,835.6	—	—	173,572.8	139.0
Options	207,496.8	9,635.4	9,635.4	6,423.6	—	—	233,191.2	1.6
Forwards/futures	—	—	—	—	—	—	—	—

Total	150,825.2	33,575.0	51,178.3	55,539.2	14,600.0	(14,600.0)	291,117.7	(338.0)

A swap contract on Brent with a notional amount of 95,675.4 thousand MMBTU, maturing in 2006 and previously classified as a hedging instrument, has been reclassified as a speculative instrument at December 31, 2004. At that date, the fair value of the contract represented an unrealized loss of 50.1 million of euros, which has been covered by a provision.

18.3.2 Commodity trading activities

The Group enters into spot and forward/futures contracts for natural gas, electricity and various petroleum products on organized and over-the-counter markets. The Group offers its customers price risk management services. These transactions are performed in Europe and the United States using a variety of trading instruments. The related instruments include: (a) forward contracts involving physical delivery of an energy commodity, (b) swap agreements, which require payments to (or receipt of payments from) counterparties based on the differential between a fixed and variable price for the commodity, and (c) options and other contractual arrangements. The Group uses commodity derivatives in order to optimize prices proposed to customers, as well as for positions taken on its own behalf.

In accordance with internal risk control procedures, the Group’s risk control departments, independent of the trading departments which initiate and actively manage the positions, are responsible for performing fair value calculations and managing market and credit risks. Fair value and risk exposure calculations are performed daily. Information potentially impacting the credit rating of Group trading activity counterparties is collected and assessed daily and credit limits are automatically adjusted based on the financial data of counterparties.

The contribution of trading activities to Group operating income was 41 million of euros in 2004, compared with 70 million of euros in 2003. This contribution is defined as net margin after brokerage fees and net allocations to provisions.

Notional Amounts and Maturities

The notional amounts and maturities of these instruments are detailed below (notional amounts in MMBTU, million of euross of British Thermal Units, the standard conversion unit for energy contracts):

Commodities

	Dec. 31, 2004		Dec. 31, 2003
	Notional amount (Net (a)) In thousands of MMBTU	Maximum maturity (in years)	Notional amount (Net (a)) In thousands of MMBTU	Maximum maturity (in years)
Electricity	12,021.0		3,409.5
Swaps	40,444.0	7	12,731.0	8
Options	22,373.1	3	8,210.0	2
Futures/Forwards	(50,796.2)	7	(17,531.5)	4
Natural gas	36,936.2		68,455.3
Swaps	1,934.2	3	5,704.5	4
Options	7,337.7	1	23,699.0	4
Futures/Forwards	27,664.2	3	39,051.8	4
Crude oil	446.2		521.0
Swaps	446.2	2	4,118.6	3
Options	—	—	(3,597.6)	1
Futures/Forwards	—	—	—	—
Fuel oil, Gas oil and Heating oil	2,347.2		131.9
Swaps	2,347.2	3	131.9	1
Options	—	—	—	—
Futures/Forwards	—	—	—	—

Total	51,750.5		72,517.7

(a)	seller position/buyer position

Notional amounts reflect the volume of open transactions and not the amounts exchanged by the parties in connection with the financial instruments. Accordingly, notional amounts are not an exact measure of the Group’s exposure to market or credit risks. The maximum maturities indicated above and the related notional amounts are not indicative of probable future cash flows, as in accordance with its price risk management policy the Group could at any time net these positions on the market, within the limit of its available funds.

Fair value

The fair value at December 31, 2004 and 2003 and the average fair value of instruments used in commodity trading activities are set out below:

In millions of euros	Fair value at Dec. 31, 2004	Average fair value for the year ended Dec. 31, 2004 (a)	Fair value at Dec. 31, 2003	Average fair value for the year ended Dec. 31, 2003 (a)
Natural gas and electricity	21.8	20.4	19.1	(6.2)
Crude oil	(0.4)	(0.2)	—	2.2
Fuel oil, Gas oil and Heating oil	2.6	0.4	0.5	(0.8)

Total	24.0	20.6	19.6	(4.8)

(a)	Based on month-end positions

These fair values are not representative of probable future cash flows as the underlying positions are sensitive to price movements and can be modified by new transactions.

The following table presents the fair value of financial instruments held by the Group at December 31, 2004, as part of its energy trading activities, analyzed by valuation method and maturity.

Fair value calculation method

In millions of euros	Fair value of contracts at December 31, 2004			Total fair value
	< 1 years	1 to 5 years	> 5 years
Listed prices on an organized market (a)	13.4	0.5		13.9
Price provided by other external sources (b)	18.0	(0.9)		17.1
Price based on calculation models or other valuation methods (c)	(4.3)	(2.3)	(0.4)	(7.0)

Total	27.1	(2.7)	(0.4)	24.0

(a)	Listed prices on an organized market: for contracts traded on organized markets, the Group uses the prices published by these markets. Prices are available at the end of each trading day.

(b)	Prices provided by other external sources: for contracts traded over-the-counter, the Group uses prices communicated by brokers. Listed prices on organized markets are directly available to value futures and swap contracts on commodity and energy markets in which the Group trades. Prices reflect current economic and regulatory conditions related to these markets and are subject to short-term modifications reflecting changes in market conditions. The availability of listed prices on organized markets varies depending on the period and the commodity. During periods where listed prices are not available and in areas where there is reduced liquidity, the Group estimates the price based on general organized market prices, prices available on less liquid markets and other fundamental market analyses. The price of transactions performed by the Group is also used to validate the valuations obtained and the prices received from brokers.

(c)	Models and other valuation methods: the Group estimates the fair value of less standard instruments using models and other valuation techniques which reflect the most relevant available information. Valuation techniques include the valuation of options, statistical analyses and simulations and present value concepts including estimation risk and cash flow scheduling measurement and reflecting specific contractual clauses. Assumptions include commodity market prices, or an estimate thereof in the absence of market prices, nil risk discounting rates, volatility factors underlying positions, the estimated correlation of commodity and energy prices, contractual volumes, estimated values, the liquidity of the market on which the contract is traded and the risk premium taken into account by market players when determining fair value. Although listed market prices are not available for these derivative contracts, the market price of the underlying commodity is a significant component in the valuation of the contracts.

Changes in fair value

Fair value at December 31, 2003	19.6
Contracts unwound or settled in 2004	(23.7)
Initial fair value recorded for new contracts in 2004 (a)
Fair value movements due to changes in valuation techniques (b)	(0.5)
Other changes in fair value (c)	28.6
Fair value at December 31, 2004	24.0

(a)	Energy trading contracts with unrealized gains or losses at inception.

(b)	Includes fair value movements resulting from changes in valuation techniques, changes in the method of calculating correlations, volatilities and volume forecasts, changes in the market and historical data characteristics used to calculate correlations, volatilities and historical forecasts and also changes in sources or types of assumptions.

(c)	Representing fair value changes due to market fluctuations (price fluctuations, volatility, etc.).

Counterparty risk

In conjunction with the valuation of its financial instruments, the Group sets aside reserves for risks associated with its trading activity, including credit risk. Credit risk reflects the loss that the Group would incur as a result of the failure of counterparties to respect their contractual obligations. The Group has implemented credit procedures with regard to its counterparties and has set up a related risk management policy (evaluation of potential counterparties’ financial position, including assessment of credit ratings, request for pledges and collateral, and where possible, use of standardized agreements which allow for the netting of positive and negative exposures associated with a single counterparty).

At December 31, 2004, 93% of the Group’s credit exposure was with investment-grade counterparties.

In millions of euros	2004		2003
	Investment Grade (a)	Total	Investment Grade (a)	Total
Oil and gas producers	13.4	13.5	28.8	31.7
Electricity producers	253.0	271.8	153.2	182.0
Gas and electric utilities	153.5	163.9	70.9	132.0
Financial institutions	29.9	32.4	68.8	68.8
Industrialists	0.5	2.3	0.6	2.7
Organized markets	22.5	26.1	14.2	14.8

Total	472.9	510.0	336.5	432.0

(a)	The Investment Grade column includes transactions with counterparties with a minimum Standard & Poor’s or Moody’s rating of BBB- or Baa3 respectively, or an equivalent Dun & Bradstreet rating. Investment Grade status is also determined using publicly available credit ratings, and taking into account pledged assets, letters of credit and parent company guarantees.

Market risk: value at risk

In accordance with internal risk management procedures, market risk is managed by risk control departments independent of the trading departments which initiate and actively manage the positions. Trading activities expose the Group to market risk resulting from negative movements in commodity and electricity prices. This price risk is generated by trading activities which manage positions arising in relation to products offered to the Group’s customers and production units and in relation to positions taken on the Group’s behalf. The Group assesses, measures and manages market risk in respect of commodity and electricity positions, on a daily basis, using the value at risk method, together with other market risk limits. Quantification of market risk using the value at risk approach provides a transversal measure of risk, taking all markets and products into account. The use of these methods requires the determination of key assumptions, and notably the selection of a confidence interval and a holding period.

In millions of euros	Dec. 31, 2004	2004 average (a)	2003 average (a)	High 2004 (b)	Low 2004 (b)
Value at risk	2.4	2.7	4.4	7.5	1.1

(a)	Average of daily value at risk figures.

(b)	Based on month-end highs and lows observed in 2004.

Value at risk (VAR) represents the maximum potential loss on value on an asset portfolio, based on a given holding period and confidence interval. Value at risk is not an indication of expected future results. The Group applies a 1-day holding period and a 95% confidence interval.

NOTE 19•PENSION LIABILITIES AND RELATED COMMITMENTS

Description of the main pension plans and related benefits

Companies belonging to the Electricity and Gas sector in Belgium

In Belgium, the rights of employees in Electricity and Gas sector companies, principally Electrabel, ECS, Distrigaz, Fluxys and Laborelec, and some SUEZ-Tractebel S.A employee categories, are governed by collective bargaining agreements.

These agreements, applicable to “wage-rated” employees recruited prior to June 1, 2002 and managerial staff recruited prior to May 1, 1999, specify the benefits entitling employees to a supplementary pension equivalent to 75% of the most recent annual income, for a full career and in addition to the statutory pension. These supplements, which are provided under defined benefit plans, are partly transferable to the beneficiairies. For the majority of the plan participants, the benefits have to be paid in the form of a lump sum.

Most of the commitments resulting from these pension plans are financed through pension funds set up for the Electricity and Gas sector as well as through insured plans.

Pre-funded pension plans are financed by employer and employee contributions. Employer contributions are calculated annually based on actuarial assessments, in order to verify that the minimum legal financing requirements are met and that the benefits will be financed in the long-term.

“Wage-rated” employees recruited from June 1, 2002 and managerial staff recruited from May 1, 1999 are covered under defined contribution plans. However, for contributions paid since January 1, 2004, Belgian law specifies a minimum average annual return of 3.25% over the beneficiary’s service life. Any deficit has to be borne by the employer. Therefore, for the portion of pension commitments corresponding to contributions paid since January 1, 2004, these plans should be considered as defined benefit plans.

The Electricity and Gas sector companies also grant other post-employment benefits such as the reimbursement of medical expenses, electricity and gas price reductions, jubilee benefits and early retirement schemes. These benefits are not pre-funded.

The calculation of commitments takes into account, within the current regulatory and collective bargaining agreement context, the methods used by the electricity and gas supply sector in Belgium (see Note 1.O). With regard to the separation of production and distribution activities, the breakdown of commitments has been reviewed and the ensuing consequences were taken into account at December 31, 2004 (see Note 5).

The projected benefit obligation relating to these plans represents around 43% of total pension commitments and related liabilities at December 31, 2004, compared with approximately 40% one year earlier.

Companies belonging to the Electricity and Gas Industries (EGI) sector in France

The pension plan for the statutory agents of companies belonging to the Electricity and Gas Industries sector in France is covered by the legislation governing mandatory state pension plans within the meaning of the French Social Security Code. The Group companies participating in this plan are CPCU, SMEG and CNR.

The pension plan for EGI sector companies is a contributory defined benefit plan. The participating companies are required to pay the benefits corresponding to the pensions of former employees via an amortization payment.

As required by the French government, in 2002 EGI sector companies entered into negotiations with trade unions in order to reform the procedures for funding the pension system specific to this sector. These discussions were rounded out in 2004 by the enactment of a law in France on August 9, 2004 which set out reforms to the specific system of the EGI companies, as well as by the signing in December of financial agreements with CNAV, ARRCO and AGIRC (statutory supplementary pension schemes) setting out conditions for the EGI system to be incorporated into the general statutory pension system.

Further decrees and government orders are scheduled to be issued in 2005, aimed at definitively setting regulated activity rates as well as the allocation among the sector’s companies of the compensation payments to be made to the CNAV, ARRCO and ARGIC in return for the special EGI schemes being incorporated into the general statutory pension system.

Other companies

Most other Group companies also grant their employees post-employment benefits (pension and early retirement plans, end-of-career bonuses, medical coverage, benefits in kind, etc.) and other long-term benefits, such as jubilee and other long-service awards.

Benefits granted under defined benefit plans are allocated in the form of a lump sum paid upon the employee’s retirement or annuities, both of which are generally based on the pre-retirement salary and length of service.

In France, retirement bonuses are paid to employees, and the amount, set by the applicable collective bargaining agreement, is defined in terms of a number of months’ salary calculated based on the employee’s length of service at retirement. Certain French subsidiaries also propose supplementary defined benefit plans that guarantee a level of annuity upon retirement.

In the United States and United Kingdom, the annuities paid on retirement are generally determined as a percentage of the pre-retirement salary.

Defined benefit plans can be fully or partly pre-funded by employer contributions to a pension fund, as is the case in the United Kingdom and United States, or a restricted fund managed by an insurance company (France). With the exception of the United States, other post-employment benefit plans and other long-term benefits are generally not pre-funded.

In 2004, Lydec’s pension commitments were transferred to RCAR, which is the compulsory retirement scheme for the company’s business sector. As a result, this plan is now treated as a state plan and therefore as a defined contribution plan in relation to future payments. As reserves are no longer required in relation to Lydec’s commitments under this plan, the related reserve recorded in 2003 was reversed, partly through equity (see Note 15) and partly through income.

Certain companies, particularly in the Netherlands, contribute to multi-employer pension plans, which are treated as defined contribution plans in accordance with IAS 19.

SUEZ’s commitments for pensions and other post-employment benefits are as follows:

In millions of euros	Dec. 31, 2004			Dec. 31, 2003
	Pension benefits(a)	Other benefits(b)	Total	Pension benefits(a)	Other benefits(b)	Total
Change in benefit obligation
Projected benefit obligation, at January 1	(3,565.4)	(594.0)	(4,159.4)	(4,734.9)	(755.5)	(5,490.4)
Service cost	(87.7)	(18.9)	(106.6)	(90.5)	(20.1)	(110.6)
Interest cost	(178.8)	(28.1)	(206.9)	(174.8)	(31.5)	(206.3)
Plan participant contributions paid	(12.9)		(12.9)	(10.7)		(10.7)
Amendments	(14.2)	10.4	(3.8)	(4.8)	14.9	10.1
Acquisition•/•disposal of subsidiaries	(9.2)	17.9	8.7	1,267.4	145.8	1,413.2
Curtailments•/•settlements	149.3	(0.3)	149.0	(130.8)	(32.0)	(162.8)
Special terminations	32.9	(5.7)	27.2	(13.8)	(17.1)	(30.9)
Actuarial gains and losses	(91.4)	(4.3)	(95.7)	12.0	32.5	44.5
Benefits paid	270.4	36.0	306.4	247.2	50.0	297.2
Other (foreign currency translation)	8.4	4.5	12.9	68.3	19.0	87.3
Projected benefit obligation, at Dec. 31 A	(3,498.6)	(582.5)	(4,081.1)	(3,565.4)	(594.0)	(4,159.4)
Change in fair value of plan assets
Fair value of plan assets, at January 1	1,900.0	34.1	1,934.1	2,720.0	29.3	2,749.3
Actual return on plan assets	136.8	9.2	146.0	133.1	4.3	137.4
Company and Plan participant contributions	346.6	36.0	382.6	213.0	51.2	264.2
Acquisition•/•disposal of subsidiaries	(1.5)		(1.5)	(941.5)		(941.5)
Curtailments•/•settlements			–	72.1	4.6	76.7
Benefits paid	(270.4)	(36.0)	(306.4)	(247.2)	(50.0)	(297.2)

In millions of euros	Dec. 31, 2004			Dec. 31, 2003
	Pension benefits(a)	Other benefits(b)	Total	Pension benefits(a)	Other benefits(b)	Total
Other (foreign currency translation)	(10.8)	(1.4)	(12.2)	(49.5)	(5.3)	(54.8)
Fair value of plan assets, at Dec. 31 B	2,100.7	41.9	2,142.6	1,900.0	34.1	1,934.1
Funded status A+B	(1,397.9)	(540.6)	(1,938.5)	(1,665.4)	(559.9)	(2,225.3)
Unrecognized actuarial gains and losses	350.4	(15.5)	334.9	268.4	(19.4)	249.0
Unrecognized past service cost	10.7	(21.5)	(10.8)	1.7	(13.4)	(11.7)
Asset ceiling	(13.7)		(13.7)	(9.4)		(9.4)
Net benefit liability	(1,050.5)	(577.6)	(1,628.1)	(1,404.7)	(592.7)	(1,997.4)
Accrued benefit liability	(1,196.0)	(580.5)	(1,776.5)	(1,544.8)	(592.7)	(2,137.5)
Prepaid benefit cost	145.5	2.9	148.4	140.1	—	140.1

(a)	Pensions and retirement bonuses.

(b)	Long-service awards, health care and other post-employment benefits.

Obligations towards employees of Electrabel’s distribution business are covered by a reimbursement right granted by inter-municipal entities. As explained in Note 1-O to the consolidated financial statements, the inter-municipal entities do not employ any staff and use Electrabel’s distribution services, skills and experience for the day-to-day operation of the networks. All related personnel costs (including pension costs) are billed by Electrabel to the inter-municipal entities based on actual costs.

In light of Electrabel’s right to reimbursement from the inter-municipal entities, pension obligations (1.2 billion of euros at December 31, 2004) toward distribution employees are netted of against the receivable recognized in the same amount. Pension obligations towards distribution employees are therefore not shown in the table below. As the costs of the obligations are ultimately borne by the inter-municipal entities, this liability is recorded as part of Electrabel’s equity in the value of the shares in these entities (accounted for by the equity method).

Coverage of these obligations at December 31, 2004 and 2003 can be analyzed as follows:

In millions of euros	Dec. 31, 2004			Dec. 31, 2003
	Plans with liabilities exceeding assets	Plans with assets exceeding liabilities	Total	Plans with liabilities exceeding assets	Plans with assets exceeding liabilities	Total
Projected benefit obligation	(3,606.0)	(475.1)	(4,081.1)	(3,646.0)	(513.4)	(4,159.4)
Fair value of plan assets	1,647.8	494.8	2,142.6	1,496.0	438.1	1,934.1
Unrecognized actuarial gains and losses	216.5	118.4	334.9	148.3	100.7	249.0
Unrecognized past service cost and transition obligation	(10.8)		(10.8)	(11.7)		(11.7)
Asset ceiling	(13.7)		(13.7)	(9.4)		(9.4)

Total net commitments	(1,766.2)	138.1	(1,628.1)	(2,022.8)	25.4	(1,997.4)

The charge recorded in the year in respect of pension liabilities and prepaid benefit cost can be broken down as follows:

In millions of euros	Liabilities	Assets	Net
Balance at December 31, 2003	(2,137.5)	140.1	1,997.4
Exchange-rate differences	1.3	(3.8)	2.5
Changes in scope of consolidation and other	160.5	5.6	166.1
Period expense net of contributions	(145.1)	(18.9)	164.0
Employer contributions	344.3	25.4	369.7
Balance at December 31, 2004	(1,776.5)	148.4	1,628.1

The net charge recognized for the period in relation to the Group’s pension liabilities and related commitments for the years ended December 31, 2004 and 2003 breaks down as follows:

In millions of euros	2004	2003
Current service cost	106.6	110.6
Interest cost	206.9	206.4
Expected return on plan assets	(116.4)	(113.9)
Actuarial gains and losses	(25.1)	(18.3)
Past service cost	3.2	7.6
Gains or losses on pension plan curtailments, terminations and settlements	8.4	92.1
Special terminations	(23.8)	23.7
Asset ceiling	4.2	0.5

Total	164.0	308.7

Description of the Group’s policy for covering pension liabilities and related commitments

When defined benefit plans are funded, the related plan assets are invested in pension funds and/or with insurance companies, depending on the investment practices specific to the country concerned. The investment strategies underlying these defined benefit plans are aimed at striking the right balance between return on investment and reducing the related risks.

The objectives of these strategies are twofold:

•	Maintain sufficient income streams and liquidity to cover pension and other benefit payments;

•	Achieve a long-term return on investment that is at least equal to the future returns expected by plan participants.

When plan assets are invested in pension funds, investment decisions and allocation of the plan assets are the responsibility of the fund manager concerned. For French companies, where plan assets are invested with an insurance company, the latter manages the investment portfolio and generally guarantees a rate of return on the related assets. The insurer’s sole obligation in this case is to ensure a fixed return on the plan assets.

The allocation of plan assets by principal asset category can be analyzed as follows:

	2004	2003
Equities	29%	33%
Bonds	48%	53%
Real estate	6%	5%
Other (including money market securities)	17%	9%
	100%	100%

Actuarial assumptions

Actuarial assumptions are determined individually per country and company in association with independent actuaries. Weighted discounting rates are presented below:

	Pension benefit commitments		Other benefit commitments		Total benefit commitments
	2004	2003	2004	2003	2004	2003
Discount rate	5.4%	5.4%	4.9%	5.0%	5.3%	5.3%
Estimated future increase in salaries	3.9%	3.7%	3.7%	3.3%	3.9%	3.6%
Expected return on plan assets	6.1%	6.1%	6.7%	7.0%	6.1%	6.1%
Average remaining working lives of employees participating in the plan	14 years	13 years	15 years	14 years	14 years	13 years

Assumed rises in medical costs are 3.7% for 2005, 3.6% for 2006, 3.5% for 2007, 3.4% for 2008 and 3.3% for 2009.

The return on plan assets was calculated based on market conditions, as follows:

•	Bond yield rates, corresponding to yields on government bonds, which are consistent with current yields on inflation-indexed bonds;

•	Rate of return on equities, including a risk premium of 3.3% compared with the rate of return on bonds.

•	The premium included in the rate of return on real estate corresponds to a 1.8% risk premium, set mid-way between the rates of return on bonds and equities.

A one percentage point change in assumed healthcare cost rates would have the following impacts:

In millions of euros	One percentage point increase	One percentage point decrease
Impact on costs	2.6	(2.0)
Impact on post-employment benefit obligations	26.6	(20.8)

In 2004, the geographical breakdown of the main commitments and the related actuarial assumptions (including inflation) were as follows:

	Euro zone		USA		Rest of the world
	Pensions	Other benefit commitments	Pensions	Other benefit commitments	Pensions	Other benefit commitments
Net benefit commitments	(987.1)	(481.1)	45.1	(39.6)	(108.5)	(56.9)
Discount rate	4.7%	4.7%	6.0%	6.3%	8.1%	5.0%

Estimated future increase in salaries	3.6%	3.8%	3.5%	3.0%	5.0%	4.0%
Expected return on plan assets	5.2%	4.9%	8.5%	8.5%	8.7%	4.4%
Average remaining working lines of employees participating in the plan	15 years	14 years	14 years	17 years	12 years	18 years

NO TE 20 •

OFF-BALANCE SHEET COMMITMENTS

20.1 Bilateral purchase commitments

Several of the Group’s operating subsidiaries have entered into long-term contracts and “take-or-pay” contracts for the firm purchase or sale of specified quantities of gas, electricity and steam and related services, with a commitment from the third parties concerned to deliver or purchase said quantities. Principal future commitments under contracts entered into by SUEZ Energy Europe, SUEZ Energy International and Elyo are presented below. They are valued at the closing spot rate or the price specified in the contract if this is not exclusively based on market conditions, and taking into account their maturities, are discounted by reference to market yields on high quality corporate bonds. The Group is also committed to purchasing and selling future services in connection with the performance of long-term contracts.

As part of their normal course of business, certain Group companies have also entered into contracts for the purchase of technical equipment with a commitment from the third parties concerned to deliver the equipment. The commitments under these contracts represented 1,596 million of euros at December 31, 2004, and primarily concern the construction of energy production units and the acquisition of equipment comprising turbines, gas power stations and cogeneration plants and incinerators.

In millions of euros	Firm purchase of commodities, combustibles and electricity	Firm sales of electricity, gas, steam and oil	Firm purchases of fixed assets
2005	4,927.4	8,929.6	672.7
2006	3,436.7	4,698.1	298.4
2007	2,881.6	2,373.8	98.7
2008	2,461.6	1,987.8	259.2
2009	2,038.3	1,638.9	222.4
Beyond	12,977.0	8,406.0	44.6

Total	28,722.6	28,034.2	1,596.0

The Group has also made capital expenditure commitments under certain concession contracts, which totaled 1,436.7 millions of euros at December 31, 2004.

20.2 Non-cancelable operating leases

The Group leases premises, facilities, equipment, ships (LNG tankers) and vehicles under non-cancelable operating leases which expire on various dates during the next few years. The Group considers that, in the normal course of business, contracts reaching expiry will be renewed or replaced.

Lease charges are presented in Note 3.

Minimum future payments related to these contracts break down as follows:

In millions of euros	Non-cancelable operating leases
2005	232.4
2006	163.5
2007	129.1
2008	113.1
2009	88.7
Beyond	454.0

Total	1,180.8

20.3 Other commitments

In millions of euros	At 31 dec. 31, 2004	Maturing within 1 year	Maturing within 1 to 5 years	Maturing in more than 5 years	At 31 dec. 31, 2003
Commitments given:
Commitments given on contracts	2,513.7	1,033.4	531.4	948.9	2,637.2
Performance bonds and similar	1,728.2	770.3	423.7	534.2	1,838.9
Other guarantees given on contracts	785.5	263.1	107.7	414.7	798.3
Financing commitments:	3,797.5	899.3	1,060.0	1,838.2	5,655.4
Personal collateral given	1,111.1	587.4	297.7	226.0	1,042.7
Assets pledged and other collateral given	2,637.1	308.5	761.9	1,566.7	4,398.8
Other financing commitments given	49.3	3.4	0.4	45.5	213.9
Other commitments given:	3,948.8	719.3	1,276.8	1,952.7	4,635.1
Commitments given on energy trading activities	975.9	90.0	32.8	853.1	877.8
Other commitments given	2,972.9	629.3	1,244.0	1,099.6	3,757.3

Total commitments given	10,260.0	2,652.0	2,868.2	4,739.8	12,927.7

Commitments received:
Guarantees received on contracts	581.3	209.7	291.8	79.8	595.2
Financing commitments received:	6,952.6	1,067.1	5,635.5	250.0	10,806.1
Undrawn authorized credit facilities and commercial paper back-up lines	6,104.4	513.6	5,374.5	216.3	8,708.3
Securitization	110.2		110.2		99.0
Other financing commitments received	738.0	553.5	150.8	33.7	1,998.8
Other commitments received:	1,547.5	272.2	36.1	1,239.2	1,356.6
Commitments received on energy trading activities	1,230.4	124.2	9.5	1,096.7	1,149.3
Other commitments received	317.1	148.0	26.6	142.5	207.3

Total commitments received	9,081.4	1,549.0	5,963.4	1,569.0	12,757.9

Commitments given on contracts primarily comprise performance bonds guaranteeing customers the completion of contract services. 47% of these commitments relate to the Environment business line and 53% to the Energy business. The percentage of the contract covered by the guarantee depends on the location of the contract (10 to 15% of the contract value for normal performance bonds and up to 70% for certain performance bonds).

Other contract guarantees given include advance repayment deposits, retention deposits, bid deposits and to a lesser extent guarantees covering advance payments made to sub-contractors.

Financing commitments given comprise personal guarantees granted primarily to creditors of Group equity investees in the amount of 1,111 million of euros, collateral of 2,637 million of euros, and 49 million of euros in other financing commitments. In the case of collateral, the assets allocated to guarantee the liabilities are primarily tangible assets (power stations and other plant and equipment) and, to a lesser extent, consolidated investments (555 million of euros), which represent approximately 20% of collateral. The Group has received financing commitments in the amount of 6,952.6 million of euros, corresponding primarily to undrawn authorized credit facilities and commercial paper back-up lines.

The Group has also given and received commitments (letters of credit, parent company guarantees) in connection with its activities with energy trading counterparties in the respective amounts of 975.8 million of euros and 1,230.4 million of euros.

Other commitments given principally include the following:

•	Investments in SHEM and CNR, aimed at broadening Electrabel’s presence in France in connection with the company’s development strategy. The related share purchase commitments totaled approximately 1,203 million of euros, to be spread over the period between 2005 and 2007 (see Note 24).

•	A commitment by Electrabel totaling 644 million of euros to cover credit risks of companies that are separate legal entities and which hold leases relating to power plants in the Benelux countries.

•	Financial guarantees given by SITA France to the regional authorities (préfectures), totaling 189 million of euros (166 million of euros in 2003) relating to landfill sites.

In addition, SUEZ companies are committed under vendor warranties related to the divestment of operations. A reserve is set aside to cover these warranties when it seems probable that they will be called upon. Potential liabilities in respect of vendor warranties totaled 1,446 million of euros at December 31, 2004 compared with 1,735 million of euros one year earlier. They related to the sales of Northumbrian, Nalco, Cespa, Noos, Coditel, Codenet, Paris Premiere, IndoSUEZ and La Henin.

Finally, through one of its U.S. subsidiaries, SUEZ still holds the lease for the premises in Naperville occupied by and sub-let to Ondeo Nalco. SUEZ has received a counter-guarantee in relation to this lease from Ondeo Nalco, according to which the latter is liable for all obligations thereunder vis-à-vis both the SUEZ group and the owner-lessor of the premises. In the event of default by Ondeo Nalco, the Group would be liable to pay the lease payments for the remaining term of the lease, amounting to 181.4 million of euros.

20.4 Contractual obligations impacting future cash outflows

The following table presents an estimate of contractual obligations at December 31, 2004 impacting the Group’s future cash outflows. This estimate encompasses the Group’s net debt, as well as operating leases, non-cancelable commitments to purchase fixed assets and other long-term investment commitments, as described above.

In millions of euros	Payments in
	Less than 1 year	1 to 5 years	More than 5 years	Total
Net debt (including capital leases)	(2,452.9)	7,314.0	6,653.9	11,515.0
Operating leases	232.4	494.5	453.9	1,180.8
Non-cancelable purchase commitments	1,029.2	1,840.5	149.4	3,019.1
Other long-term commitments	305.1	570.6	610.3	1,486.0

20.5 Trade receivable securitization program

In January 2002, the Group launched a 5-year European trade receivable securitization program, covering a maximum of 470.0 million of euros in receivables (total securitized receivables net of deposit accounts). Trade receivables of the different entities concerned (SITA France Group, Elyo Group and Fabricom Group) are sold to a special-purpose securitization fund which secures refinancing on the commercial paper market. The debtors of the trade receivables concerned are primarily local authorities and companies.

SUEZ guarantees the securitization fund against initial losses on receivables and their concentration on a single counterparty. SUEZ deposits amounts with the securitization fund, the level of which is determined by the amount of outstanding receivables and their performance. Payments which fall overdue by more than 180 days are refinanced by the transferor via a draw-down by the securitization fund on the deposit account.

At December 31, 2004, outstanding securitized receivables totaled 502.9 million of euros and the deposit available to the securitization fund totaled 110.2 million of euros. At the same date, this deposit was covered by a reserve whose amount is not material.

In some cases, the program can be wound down in advance. For example, new receivables could no longer be transferred to the fund if the credit rating of GIE SUEZ Alliance by Moody’s Investor Services fell below Baa1.

The summary balance sheet of the European securitization fund at December 31, 2004 is as follows (in million of euros):

Assets
Securitized receivables	502.9
Others receivables	0.5

Total	503.4

Liabilities
Ordinary shares	393.2
Borrowings	110.2

Total	503.4

In accordance with CRC regulation 99-02, amended by regulation 2004-04 of May 4, 2004, the Group did not consolidate the securitization funds at December 31, 2004 as (i) the rewards and benefits related to the sold receivables are transferred to the third parties concerned, and (ii) the Group considers that it does not exercise any decision-making power over the funds.

NOTE 21•

DISPUTES AND OTHER EXCEPTIONAL EVENTS

In the normal course of its business, the Group is involved in legal proceedings and other forms of disputes with customers or with the tax authorities in certain countries. SUEZ values the related risks based on past experience of similar disputes or on expert analysis. Management considers that the final cash outflows in relation to these disputes will not materially impact SUEZ’s consolidated financial statements, results or gross cash flow.

Competition and industry concentration

Energy

The European Competition Commissioner has announced on several occasions that the Commission is preparing several sector inquiries for the second half of 2005, including relating to the energy sector. These inquiries do not concern particular operators but rather the overall functioning of specific markets such as gas or electricity supply.

As the Group is a key player in these industries it is probable that the Directorate-General for Competition will examine a certain number of SUEZ’s contracts. It seems likely that long-term contracts entered into further to the privatization of electricity-producing companies in the Member States which acceded to the European Union on May 1, 2004 will be analyzed in light of Article 81 of the EC Treaty which deals with anti-competitive practices and of Article 87 of the EC Treaty which deals with State aid. However, no formal proceedings or inquiries have yet been launched.

Environment

In France, the Anti-Trust Council (“Conseil de la Concurrence”) ruled that the subsidiaries of Compagnie Générale des Eaux (CGE) and Lyonnaise des Eaux with equal stakes in water distribution created a collective dominant position between the two groups. Although the Council did not impose sanctions, it requested that the Minister of the Economy order the two companies to modify or terminate the agreements that combine their resources within joint subsidiaries.

Further to a final appeal by CGE, the Court of Cassation (Cour de Cassation) recently overturned a ruling made by the Paris Court of Appeal which confirmed the decision of the Anti-Trust Council. The Court of Cassation’s judgment was made on the procedural grounds that the Paris Court of Appeal did not have jurisdiction for measures relating to merger-control. As this judgment did not actually overturn the decision made by the Anti-Trust Council, the Minister of the Economy May issue an order in the near future requiring that the two groups unwind their cross-shareholdings in the companies concerned.

Disputes and arbitration

In the normal course of its business, the Group is involved in a certain amount of litigation and arbitrations with third parties or with the tax authorities of certain countries. Reserves are recorded for these claims and disputes when there is an obligation (legal, contractual, or implicit) to a third party, if it is probable that there will be a cash outflow at the year-end with no consideration expected from a third party, and that this outflow can be reliably measured. The reserves recorded in respect of these claims, disputes and tax risks at December 31, 2004 totaled 507 million of euros.

In Manila, the Group’s request to withdraw from its concession contract, using a termination notice filed with the International Appeals Panel on February 7, 2003, was rejected. On November 7, 2003, the arbitration tribunal ruled that the concession contract could not be terminated and that the concession fee owed by Maynilad (Philippines) had to be paid. Since that date, negotiations have continued between MWSS (concession-granting authority), the lending banks and the company’s two shareholders (SUEZ Environment, 40% and Benpres, 60%), in order to restructure the company and ensure its long-term viability. As a result of these negotiations, the SUEZ Group, whose commitments were fully provided for in 2002, intends to reduce its stake in the company and hence its corresponding exposure.

In Jakarta, the Group’s dispute with the concession-granting authority in the area was settled through negotiations which resulted in significant tariff increases. However, uncertainties remain over the outcome of the negotiations in relation to ensuring that the contract meets profitability expectations and to guarantee its long-term future. The reserves recorded by the Group in 2002 in relation to these contracts have been remeasured to take into account the favorable impact of the agreement reached on the company’s future cash flows.

On August 16, 2004, VEA received a demand from the Brazilian Federal Justice Department for BRL 1.5 billion of euros (approximately 410 million of euros), or a payment guarantee for the same amount. This demand – which has recently been reduced to 130 million of euros – came further to the Brazilian tax authorities’ challenge to the refinancing program set up for the tax liabilities of the Brazilian company Oxfort (which had maintained its operations not acquired by the SUEZ Group in 1997). On August 26, 2004, the Brazilian courts suspended the decision of the tax authorities to challenge the above-mentioned refinancing program, thus leading to the suspension of the Justice Department’s demand. The proceedings relating to the substance of the case are still under way before the Brazilian courts. In addition, as SUEZ has never held any direct or indirect interest in Oxfort, the Group considers that it does not have any exposure concerning this matter and has not therefore recorded any related reserves at December 31, 2004.

Aguas do Amazonas has a concession contract for a term of 30 years to distribute water and provide wastewater management services for the city of Manaus in Brazil. Two legal disputes are currently in progress against the company relating to: 1) the discharge of untreated waste water, and, 2) the invoicing process. Adequate reserves have been recorded at December 31, 2004 to cover the Group’s risks in relation to this concession.

The Group’s situation in Argentina is set out in Note 2.4.

Several claims have been made against Degremont Ltd concerning certain completed or in-progress contracts. These disputes include a claim of

GBP 107 million of euros against all of the contractors involved in the Liverpool contract. No distinction has been made in this overall claim between the different contracting companies despite the fact that the project involves separate contracts. Degremont Ltd’s individual contract amounts to GBP 2.6 million of euros and concerns the design of part of the water treatment station and delivery of certain equipment. Reserves recorded at December 31, 2004 reflect the Group’s best estimate at that date of the possible outcome of the proceedings in progress.

On November 15, 2000 Tractebel Energy Marketing, Inc (“TEMI”) an affiliate of SUEZ-Tractebel S.A. (“STSA”), entered into a long term Power Purchase and Sale Agreement (“PPSA”) with AEP Power Marketing Inc. (“AEP”) whereby TEMI would purchase capacity, energy and ancillary services produced by a plant to be built in Plaquemine, Louisiana. Payment obligations of TEMI under the PPSA are guaranteed by STSA up to an amount of USD 50 million of euros. On September 5, 2003 TEMI filed a declaratory judgment action against AEP in the United States District Court of the Southern District of New York (the “Court”) requesting the Court, amongst others, to declare the PPSA unenforceable. Pursuant to such action and on the same day, AEP separately filed a declaratory judgment action against TEMI and STSA in the Court seeking, amongst others, for determination of its rights under the PPSA. Discovery (including the deposition of expert witnesses) is still ongoing and trial is scheduled to begin on March 23, 2005. On January 21, 2005 the Court granted part of AEP’s motion for partial summary judgment insofar as it seeks a declaration that the PPSA is enforceable despite the absence of a Protocol. This decision—which can be appealed—does not affect and is without prejudice to the numerous other claims made by TEMI, including the one related to AEP’s violation of its implied covenant of good faith and fair dealing in the Protocol negotiation. While TEMI has claimed damages in excess of USD 17 million of euros and AEP in excess of USD 643 million – claims and figures which are highly contested by both parties both on the principle and on the amounts – quantification of damages and evaluation of potential rights and liabilities can, however, not be achieved with any degree of certainty and/or accuracy. It is therefore not possible to predict an outcome.

The Special Inspection department of the Belgian tax authorities is claiming 188 million of euros from Tractebel, concerning investments in Kazakhstan. Tractebel has contested this claim which, based on the advice of legal counsel, it considers unfounded.

Further to a parliamentary inquiry into anti-competitive practices in the construction industry, since February 25, 2004, GTI has fully co-operated with the Dutch competition authorities. On April 29, 2004, GTI reported the findings of its own internal inquiry to the local competition authorities, who were to publish the findings of their inquiry into the maintenance industry in March 2005.

The related reserves recorded in the consolidated financial statements at December 31, 2004 represent our best estimate according to information available.

SUEZ is not aware of any other dispute or arbitration which is likely to have, or have recently had, a material impact on the financial condition, results of operations, business or assets of the company or Group.

NOTE 22•

SEGMENT INFORMATION

After the 2003 sale of Nalco – which was the primary company in the SUEZ Environment Industrial Services sector – and the gradual sale of the Group’s Communication sector operations (TPS and Coficem/Sagem in 2002, Coditel/Codenet in 2003, and M6 and Noos in 2004), SUEZ has refocused its operations around four core segments: SUEZ Energy Europe (SEE), SUEZ Energy International (SEI), SUEZ Energy Services (SES) and SUEZ Environment (SE).

These sectors are all managed separately as each of them develops, produces and sells different products and services or targets different client markets. The operations of these sectors are as follows:

SUEZ Energy Europe (SEE) and SUEZ Energy International (SEI) – SEE subsidiaries produce electricity, and/or provide electricity transmission and distribution services, and/or supply, transport or distribute natural gas in Europe, through Electrabel, Distrigaz and Fluxys (listed companies which are over 50%-owned by SUEZ). SEI subsidiaries produce, transport, and, to a lesser extent, distribute electricity and natural gas internationally, primarily in the United States, Brazil, Chile, Thailand and the Middle East.

SUEZ Energy Services (SES) – These subsidiaries provide engineering, installation, maintenance and delegated management services, particularly in relation to electrical and heating facilities, pipeline systems and energy networks.

SUEZ Environment (SE) – The subsidiaries operating in this business segment provide private individuals and local authorities with (i) water management and water treatment services under concession contracts (Water management), (ii) water purification facility design and construction (Turnkey engineering) and (iii) waste collection and treatment services including sorting, recycling, composting, landfilling and hazardous waste treatment.

A reconciliation of segment information to consolidated figures is provided below.

Gross operating income for the segments corresponds to operating income before depreciation, amortization and provisions plus financial income/(loss) excluding interest paid and received, plus income from ordinary activities of companies accounted for under the equity method.

Segment capital employed corresponds to resources allocated to the development of each of the Group’s business segments and represents total assets adjusted for special concession accounts, reserves for contingencies and losses, accounts payable, deferred income, goodwill amortization excluding impairment, loans and advances to subsidiaries and affiliates, and cash and cash equivalents and marketable securities.

The accounting policies applied to segment information are identical to those used for the consolidated financial statements.

Employee numbers presented are year-end figures for fully consolidated companies (employees of all categories with permanent, fixed-term or training contracts).

Information by business segment

In millions of euros	SEE	SEI	SES	Energy	SE	SEIS	Other (b)	Total
2004
Revenues	14,242.3	5,397.0	9,694.3		11,405.8			40,739.4
Share in income of companies accounted for under the equity method	(112.5)	9.0	1.8		38.5		7.4	(55.8)
Gross operating income	2,642.5	1,225.2	574.9		1,930.8		(175.2)	6,198.2
Capital employed	4,924.2	8,314.1	1,909.6		8,028.9		1,245.5	24,422.3
Purchases of tangible and intangible assets	560.7	278.8	241.6		1,085.6		4.6	2,171.3
Employees	16,612	4,292	66,396		72,781		631	160,712
2003 Proforma
Revenues	12,747.3	4,490.8	9,396.5		12,309.7		677.5	39,621.8
Share in income of companies accounted for under the equity method	64.0	56.5	0.8		15.6		28.8	165.7
Gross operating income	2,458.5	1,124.0	506.5		1,943.8		(21.9)	6,010.9
Capital employed	5,142.1	8,588.7	1,922.6		8,603.6		2,712.0	26,969.0
Purchases of tangible and intangible assets	515.4	801.0	215.8		1,209.8		62.4	2,804.4
Employees	16,259	4,301	68,152		82,790		789	172,291
2003
Revenues				26,634.6	12,141.7	168.0	677.5	39,621.8
Share in income of companies accounted for under the equity method				123.3	15.6	13.4	13.4	165.7
Gross operating income				4,000.8	1,949.9	7.3	52.9	6,010.9
Capital employed				15,890.1	8,639.0	45.9	2,394.0	26,969.0
Purchases of tangible and intangible assets				1,533.6	1,177.5	32.3	61.0	2,804.4
Employees				88,712	82,076	714	789	172,291
2002
Revenues (a)				24,242.3	12,938.5	2,958.9	644.2	40,783.9
Share in income of companies accounted for under the equity method				60.7	(21.7)	1.1	11.3	51.4

Gross operating income	4,125.4	2,379.9	535.9	212.5	7,253.7
Capital employed	17,513.0	14,454.1	5,250.2	5,523.4	42,740.7
Purchases of tangible and intangible assets	2,204.6	1,647.4	143.0	162.8	4,157.8
Employees	88,811	97,040	11,912	987	198,750

(a)	2002 revenues have been adjusted for the change in presentation method applicable to energy trading on its own behalf as explained in Note 1.0.

(b)	Contributions from corporate and central financing structures (see Note 25), as well as communications entities (until 2003).

Information by geographical area

In millions of euros	France	Belgium	UK	Other EU countries (a)	Other European countries	North America	South America	Asia, Oceania and Middle East	Africa	Total
2004
Revenues (b)	9,460.8	12,920.7	1,194.3	7,180.9	1,663.6	3,884.4	1,955.0	1,902.7	577.0	40,739.4
Capital employed	3,341.2	1,943.3	1,067.7	6,256.3	1,049.2	5,105.5	3,333.3	2,192.8	133.0	24,422.3
Employees	60,227	26,636	7,678	26,381	7,950	5,698	16,956	5,209	3,977	160,712
2003
Revenues (b)	9,750.5	11,472.7	1,232.5	7,773.0	1,377.6	3,885.4	1,702.1	1,866.8	561.2	39,621.8
Capital employed	4,355.2	2,583.1	1,090.3	6,045.6	1,074.1	5,409.8	4,235.2	2,284.7	(109.0)	26,969.0
Employees	60,846	27,812	7,544	28,289	6,884	11,783	20,234	4,858	4,041	172,291
2002
Revenues (b)	9,542.4	10,513.4	2,390.6	7,496.2	1,280.0	4,659.9	2,098.1	2,109.1	694.2	40,783.9
Capital employed	5,787.0	4,564.4	5,224.2	7,265.9	1,001.6	11,410.2	4,857.1	2,741.4	(111.1)	42,740.7
Employees	60,550	29,900	12,650	39,900	6,800	17,850	20,500	6,209	4,391	198,750

(a)	Based on fifteen Member States

(b)	Revenues are broken down by destination area (i.e. after allowance is made for exports).

Reconciliation of gross operating income with operating income

In millions of euros	2004	2003	2002
Gross operating income (GOI)	6,198.2	6,010.9	7,253.7
Depreciation, amortization and provisions	(2,333.3)	(2,522.2)	(3,070.8)
Share in income of companies accounted for under the equity method (a)	(110.8)	(173.6)	(60.7)
Financial income and expense not related to net debt	(113.5)	(91.2)	(358.9)

Other adjustments	(39.3)	(19.0)	(55.7)
Operating income	3,601.3	3,204.9	3,707.6

(a)	The Group’s equity in exceptional items of companies accounted for by the equity method represented a net expense of 166.6 millions of euros in 2004, 7.9 millions of euros in 2003 and 9.3 millions of euros in 2002

Reconciliation of capital employed with total assets

In millions of euros	2004	2003	2002
Capital employed	24,422.3	26,969.0	42,740.7
Goodwill amortization excluding impairment	(1,642.8)	(1,456.9)	(2,283.6)
Loans and advances to subsidiaries and affiliates	1,739.4	1,215.5	1,736.4
Special concession accounts (liabilities)	4,998.8	4,847.4	4,849.2
Reserves for contingencies and losses (liabilities)	9,695.2	10,440.4	10,208.1
Accounts payable (liabilities)	12,729.9	13,439.6	14,745.7
Deferred income (liabilities)	2,483.1	2,792.2	2,977.6
Cash and cash equivalents and marketable securities	8,556.0	11,703.0	8,538.9
Fair value adjustments to intangible assets (a)	—	—	638.3

Total assets	62,981.9	69,950.2	84,151.3

(a)	Adjustment enabling the adoption, for goodwill and fair value adjustments to intangible assets, of an identical treatment in the calculation of capital employed (inclusion of their gross value only, excluding deferred tax impact).

NOTE 23•

MANAGEMENT COMPENSATION

The following table presents the total compensation received by members of the Board of Directors, excluding the Chairman and Chief Executive Officer and Executive Directors and the total compensation received by all of the members of the Executive Committee, including the Chairman and Chief Executive Officer and Executive Directors, taking into account the changes to the composition of the Executive Committee in 2004 and any termination payments received by its members:

	2004		2003
In millions of euros	Number	Total compensation	Number	Total compensation
Board of Directors	16	1.9	14	1.9
Members of the Executive Committee	11	11.9	18	16.3

See section 6.2.1 for details.

NOTE 24•

SUBSEQUENT EVENTS

SHEM

On November 6, 2002, Electrabel and Société Nationale des Chemins de Fer Français (SNCF) – which at that date held a 99.6% stake in SHEM – entered into a capital partnership and a commercial agreement.

SHEM operates 49 hydraulic power stations in the Pyrenees Mountains and Massif Central area of France, with a total green electricity production capacity of 773 MW (peak and special capacity).

Under the partnership agreement SNCF has a put option on 80% of SHEM’s share capital. This option was exercised in relation to a first tranche of 40% of the company’s share capital on January 20, 2005, which led to changes in the composition of SHEM’s Board of Directors. The option relating to the second 40% tranche will be exercised in 2007.

Fortis

At the end of March 2005, the SUEZ Group repaid in advance of term the bonds redeemable in Fortis shares by means of a public exchange offer. Furthermore, SUEZ sold 13,75 million eligible Fortis shares to a financial intermediary for approximately 300 million of euros. These transactions have no impact on net debt due to the classification of the Fortis shares held, and will allow SUEZ to scale back its gross balance sheet debt by 1.3 billion of euros.

UPC

On April 6, 2005, SUEZ sold its remaining interest of 19.9% in UPC France to the UPC Group. Following this transaction, SUEZ no longer holds any shares in Noos.

NOTE 25•

LIST OF THE MAIN CONSOLIDATED COMPANIES AT DECEMBER 31, 2004

The list of main consolidated companies below includes material operating entities and the holding companies of operating sub-groups comprising subsidiaries which are not material when considered individually.

Company name	Corporate headquarters	% interest		% control		Consolidation method
		Dec. 2004	Dec. 2003	Dec. 2004	Dec. 2003	Dec. 2004	Dec. 2003
SUEZ ENERGY EUROPE (SEE)
ELECTRABEL	Boulevard du Régent, 8 - 1000 Brussels – Belgium	50.1	50.1	50.0	50.0	IG	IG
ELIA/ELIA SYSTEM OPERATOR - ESO	Boulevard de l’Empereur 20 - 1000 Brussels – Belgium	32.1	32.1	64.0	64.0	MEE	MEE
ELECTRABEL CUSTOMER SOLUTIONS	Boulevard du Régent, 8 - 1000 Brussels – Belgium	48.0	48.0	95.8	95.8	IG	IG
ELECTRABEL NETTEN VLAANDEREN	Guldensporenpark 52-56 - 9820 Merelbeke - Belgium	50.1	50.1	100.0	99.9	IG	IG
DUNAMENTI	Eronu Ut2 2440 Szazhalombatta, PF 28 - Hungary	37.5	37.5	74.8	74.8	IG	IG
ELECTRABEL NEDERLAND NV	Dr. Stolteweg 92, postbus 10087, 8000GB Zwolle – The Netherlands	50.1	50.1	100.0	100.0	IG	IG
ELECTRABEL DEUTSCHLAND AG	Französische Strasse 8 - 10117 Berlin - HRB 70 683 - Germany	50.0	50.0	100.0	100.0	IG	IG
ENERGIE SAARLORLUX Gmbh	Richard Wagner Strasse 14 – 16, 66111 Saarbrücken - Germany	25.5	25.6	51.0	51.0	IG	IG
POLANIEC	Elektrownia im. Tadeusza Kosciuski – Spolka Akcyjna w Polancu - Poland	50.1	50.1	100.0	100.0	IG	IG
ROSIGNANO ENERGIA SPA	Via Piave n° 6, Rosignano Maritimo - Italy	49.8	49.9	99.5	99.5	IG	IG

Company name	Corporate headquarters	% interest		% control		Consolidation method
		Dec. 2004	Dec. 2003	Dec. 2004	Dec. 2003	Dec. 2004	Dec. 2003
ACEA ELECTRABEL SPA	P. le Ostiense, 2, Roma - Italy	20.3	20.3	40.6	41.0	IP	IP
ACEA ELECTRABEL PRODUZIONE SPA	Contrada Selva, 496, Altino - Italy	35.2	35.2	70.3	70.5	IP	IP
ACEA ELECTRABEL TRADING SPA	Via Flaminia, 133/137, Roma - Italy	25.0	25.1	50.0	50.3	IP	IP
ACEA ELECTRABEL ENERGIA SPA	Via Flaminia, 133/137, Roma - Italy	20.3	20.4	40.6	41.0	IP	IP
ACEA ELECTRABEL ELETTRICITA	P. le Ostiense, 2, Roma - Italy	20.3	20.4	40.6	41.0	IP	IP
TIRRENO POWER SPA	Largo Lamberto Loria, 3 Roma - Italy	17.5	17.5	35.0	35.0	IP	IP
COMPAGNIE NATIONALE DU RHÔNE (CNR)	2, rue André-Bonin - 69316 Lyon Cedex 04 - France	25.0	24.0	49.9	47.9	MEE	MEE
ELECTRABEL FINANCE SA	Grande-Rue 103 - Luxembourg	50.1	50.1	100.0	100.0	IG	IG
SYNATOM	Place du Champ-de-Mars 5 - 1050 Brussels - Belgium	50.1	75.1	100.0	100.0	IG	IG
DISTRIGAZ	Rue de l’Industrie, 10 – 1040 Brussels – Belgium	57.2	46.8	67.7	55.2	IG	IG
FLUXYS	Avenue des Arts, 31 - 1040 Brussels – Belgium	57.2	46.8	67.7	55.2	IG	IG

SUEZ ENERGIE INTERNATIONAL (SEI)
TRACTEBEL ENERGIA (ex-GERASUL)	Rua Deputado A. Edu Vieira 999 Pantanal, Florianopolis SC - Brazil	78.3	78.3	78.3	78.3	IG	IG
TRACTEBEL THAILAND	26th Floor, M. Thai Power 87, Wireless road, Phatum Wan, Bangkok 10330 - Thailand	100.0	100.0	100.0	100.0	IG	IG
TBL ENERGY SERVICES, INC. (TESI )	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499 – United States	100.0	100.0	100.0	100.0	IG	IG
TBL ENERGY MARKETING, INC. (TEMI)	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499 - United States	100.0	100.0	100.0	100.0	IG	IG
TBL POWER INC	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499 - United States	100.0	100.0	100.0	100.0	IG	IG
TRACTEBEL LNG NORTH AMERICA	1990 Post Oak Boulevard, Suite 1900 Houston, TX 77056-4499 - United States	100.0	100.0	100.0	100.0	IG	IG
TRIGEN	1177 West Loop South, 77027 Houston - United States	100.0	100.0	100.0	100.0	IG	IG
HANJIN CITY GAS	711 Sang-Gye-6-Dong 139-206 Seoul - Korea	75.0	75.0	75.0	75.0	IG	IG

Company name	Corporate headquarters	% interest		% control		Consolidation method
		Dec. 2004	Dec. 2003	Dec. 2004	Dec. 2003	Dec. 2004	Dec. 2003
BAYMINA	Ankara Dogal Gaz Santrali, 06900 Ankara - Turkey	95.0	95.0	95.0	95.0	IG	IG
SUEZ ENERGIE SERVICES (SES)

ELYO	235, av. Georges-Clemenceau 92000 Nanterre – France	100.0	100.0	100.0	100.0	IG	IG
AXIMA AG	12, Zürcherstrasse - 8400 Winterthur - Switzerland	100.0	100.0	100.0	100.0	IG	IG
CPCU	185, rue de Bercy, 75012 Paris - France	64.4	64.4	64.4	64.4	IG	IG
GROUPE FABRICOM	254, rue de Gatti-de-Gamond - 1180 Brussels – Belgium	100.0	100.0	100.0	100.0	IG	IG
ENDEL	15, rue Saint-Denis - 93125 La Courneuve Cedex - France	100.0	100.0	100.0	100.0	IG	IG
FABRICOM GTI SA	Rue de Gatti-de-Gamond 254 - 1180 Brussels – Belgium	100.0	100.0	100.0	100.0	IG	IG
GROUPE GTI	Kosterijland 50, 3981 AJ Bunnik, The Netherlands	100.0	100.0	100.0	100.0	IG	IG
INEO	2, allée Jacques-Brel 92247 Malakoff Cedex - France	100.0	100.0	100.0	100.0	IG	IG
SUEZ ENVIRONNEMENT

LYONNAISE DES EAUX France	18, square Edouard-VII, 75009 Paris – France	100.0	100.0	100.0	100.0	IG	IG
DEGREMONT	183, avenue du 18-Juin-1940 92500 Rueil-Malmaison - France	100.0	100.0	100.0	100.0	IG	IG
AGBAR	Paseo de San Juan, 39, 08009 Barcelona – Spain	25.8	25.8	48.5	48.5	IP	IP
NORTHUMBRIAN WATER GROUP	Abbey Road - Pity Me - Durham - DH1 5FJ	25.0	25.0	25.0	25.0	MEE	MEE
SITA HOLDINGS UK LTD	Grenfell road, Maidenhead, Berkshire SL6 1ES – United Kingdom	100.0	100.0	100.0	100.0	IG	IG
SITA DEUTSCHLAND GmbH	Industriestrasse 161 D-50999, Köln - Germany	100.0	100.0	100.0	100.0	IG	IG
SITA NEDERLAND BV	Mr. E.N. van Kleffensstraat 6, Postbis 7009, NL - 6801 HA Amhem – The Netherlands	100.0	100.0	100.0	100.0	IG	IG
SITA France	123, rue des Trois-Fontanot 92000 Nanterre - France	100.0	100.0	100.0	100.0	IG	IG
SITA SVERIGE AB.	Kungsgardsleden - 26271 Angelholm - Sweden	75.0	75.0	75.0	75.0	IG	IG
AGUAS ANDINAS (a)	Avenida Presidente Balmaceda 1398, Piso – 4, Santiago - Chile	20.8	32.1	51.2	51.2	IP	IG
AGUAS ARGENTINAS	Reconquista 823, 1003 Buenos Aires – Argentina	46.3	46.3	39.9	39.9	IG	IG

Company name	Corporate headquarters	% interest		% control		Consolidation method
		Dec. 2004	Dec. 2003	Dec. 2004	Dec. 2003	Dec. 2004	Dec. 2003
LYDEC	20, boulevard Rachidi, Casablanca – Morocco	59.0	60.3	59.0	59.0	IG	IG
UNITED WATER RESOURCES	200 Old Hook Road, Harrington Park New Jersey - United States	100.0	100.0	100.0	100.0	IG	IG
COMMUNICATION
SUEZ LYONNAISE TELECOM (NOOS) (b)	20, place des Vins de France - 75614 Paris Cedex 12 – France	—	50.0	—	50.0	NC	IP
METROPOLE TV (b)	89, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine – France	—	35.0	—	34.6	NC	IP
OTHERS
SUEZ SA	16, rue de la Ville l’Evêque - 75008 Paris - France	100.0	100.0	100.0	100.0	IG	IG
SUEZ-TRACTEBEL	Place du Trône, 1 - 1000 - Brussels - Belgium	100.0	100.0	100.0	100.0	IG	IG
GIE - SUEZ ALLIANCE	16, rue de la Ville l’Evêque – 75383 Paris Cedex 08 – France	100.0	100.0	100.0	100.0	IG	IG
SUEZ FINANCE SA	16, rue de la Ville l’Evêque – 75383 Paris Cedex 08 – France	100.0	100.0	100.0	100.0	IG	IG
GENFINA	Place du Trône, 1 - 1000 Brussels - Belgium	100.0	100.0	100.0	100.0	IG	IG
SI FINANCES	68, rue du Faubourg Saint-Honoré –75008 Paris – France	100.0	100.0	100.0	100.0	IG	IG

(a)	Partial sale – Aguas Andinas has been proportionally consolidated since October 1, 2004.

(b)	Deconsolidated since January 1, 2004, following the disposal of the Group’s Communication sector companies.

FC:	Full consolidation

PC:	Proportional consolidation

EM:	Accounted for under the equity method

5.5• A UDITORS’ REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

SUEZ

Fiscal year ended December 31, 2004

To the shareholders of SUEZ,

In accordance with our appointment as statutory auditors by your Annual General Meetings, we have audited the accompanying consolidated financial statements of SUEZ for the year ended December 31, 2004.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I. Opinion on the financial statements

We conducted our audit in accordance with the professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities, financial position and results of Group as of December 31, 2004 in accordance with the accounting rules and principles generally accepted in France.

II. Justification of our assessments

In accordance with the requirements of article L. 225-235 of the French Company Law (Code de commerce) relating to the justification of our assessments, we bring to your attention the following matters:

As specified in Note 1 to the consolidated financial statements, the preparation of financial statements requires the use of estimates and assumptions to determine the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses reported during the period. This note also stipulates that due to uncertainties inherent in the estimation process, the Group regularly revises its estimates using current available information and therefore actual results could differ from those estimates. Significant accounting estimates include goodwill, intangible assets, property, plant and equipment and reserves for contingencies and losses:

•	With respect to the aforementioned assets, we assessed, in particular, the data and assumptions presented in Note 1 F to the financial statements, on which the estimates of those assets were based.

•	For Assets which the Group plans to continue to operate, we assessed the reasonableness of the significant data used and the cash flow projections prepared by the Group’s operating entities, and reviewed the calculations performed by the Group.

•	With respect to reserves for contingencies and losses, specifically reserves for nuclear fuel reprocessing and storage and dismantling of nuclear facilities, reserves for disputes, and pension and similar benefit commitments, we assessed the assumptions used to determine those reserves and reviewed the information presented in Notes 15, 19 and 21 to the consolidated financial statements.

These assessments were made as part of our audit approach for the consolidated financial statements taken as a whole and therefore contributed to the expression of our unqualified audit opinion expressed in the first part of this report.

III. Specific procedures and disclosures

In accordance with professional standards applicable in France, we have also verified the information given in the Group management report.

We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.

We draw your attention to paragraph 5.2 – Transition to IFRS of the «Reference Document» that describes the principles adopted by the group to establish the transition to the IFRS standards, particularly relating to the concession contracts.

Neuilly-sur-Seine, April 12, 2005

The Statutory Auditors
Deloitte & Associés	Barbier Frinault & Autres Ernst & Young

Jean-Paul Picard	Christian Chochon

This is a free translation of a French language original for convenience purposes only. Accounting principles and auditing standards and their application in practice vary among nations. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than France. In addition, the procedures and practices utilized by the statutory auditors in France with respect to such financial statements included in a prospectus may differ from those generally accepted and applied by auditors in other countries. Accordingly, the French financial statements and the auditors’ report of which a translation for convenience purposes only is presented in this document are for use by those knowledgeable about French accounting procedures, auditing standards and their application in practice

6

CORPORATE GOVERNANCE

6.1 MEMBERS AND FUNCTIONING OF THE BOARD OF DIRECTORS AND MANAGEMENT STRUCTURES		203

6.1.1	Information concerning Directors	204

6.1.2	Membership of the Board of Directors at the end of the Shareholders’ Meeting of May 13, 2005	213

6.1.3	Activities of the Board of Directors	214

6.1.4	Reports of the committees of the Board of Directors	219

6.2 EXECUTIVE INTERESTS IN THE SHARE CAPITAL		222

6.2.1	Executive compensation	222

6.2.2	Information on stock options	224

6.2.3	Information on related party transactions and transactions with related companies	224

6.2.4	Loans and guarantees granted to or issued in favor of members of the Board of Directors or management structures	225

6.3 EMPLOYEE INCENTIVE SCHEMES		225

6.3.1	Employee profit-sharing and incentive plans	225

6.3.2	Employee stock ownership	226

6.3.3	Stock options granted by the company and by all companies included in the option allotment scope during fiscal year 2004, to the 10 employees of the issuer or these companies receiving the greatest number of options	227

6.3.4	Stock options exercised during fiscal year 2004 by the 10 group employees having exercised the greatest number of options	227

SUEZ has paid particular attention to the implementation of corporate governance principles for a number of years. These principles are the foundation of the Internal Regulations and the Directors’ Charter that can be found on, and downloaded from, Suez’s internet site (www.suez.com).

In addition, the Sarbanes-Oxley Act, published in the US in 2002, applies to the Company, as a foreign issuer and SEC registrant and in relation to its listing on the New York Stock Exchange

6.1 • MEMBERS AND FUNCTIONING OF THE BOARD OF DIRECTORS AND MANAGEMENT STRUCTURES

In 2004, the SUEZ Board of Directors comprised 16 Directors, including 8 French Directors, 6 non-French Directors and 2 directors with dual nationality (French, and one other).

In accordance with point 8 “Corporate Governance” of the COB recommendations for the preparation of reference documents for fiscal year 2002, the SUEZ Board of Directors, in its meeting held on March 3, 2004, examined the criteria defined in the Bouton Report to classify Directors as independent and prevent risks of conflicts of interest between the Director and the Company, its group or its management.

On this basis, 8 Directors are considered to be independent and 8 other Directors to be non-independent.

At December 31, 2004	Date of first appointment	Date of most recent appointment	End of term of office	Adress
Gérard Mestrallet (55 years) Chairman and Chief Executive Officer	June 15, 1994	2001	2005	SUEZ, 16, rue de la Ville l’Evêque, 75008 PARIS

Jean Gandois (74 years) Vice-Chairman	June 25, 1986	2001	2005	SUEZ, 16, rue de la Ville l’Evêque, 75008 PARIS

Albert Frère (78 years) Vice-Chairman	June 19, 1997	2004	2008	Groupe Bruxelles Lambert, avenue Marnix 24, B-1000 BRUXELLES

Edmond Alphandéry (61 years)* Director	April 27, 2004	2004	2008	CNP Assurances 4, place Raoul-Dautry 75015 PARIS

Antonio Brufau (56 years)* Director	April 25, 2003	2003	2007	Repsol c.o. Caixa Avenida Diagonal 621/629, E –08028 BARCELONA

René Carron (62 years) Director	April 27, 2004	2004	2008	Crédit Agricole S.A. 91-93, boulevard Pasteur 75015 PARIS

Gerhard Cromme (61 years)* Director	June 14, 1995	2004	2008	ThyssenKrupp AG, August-Thyssen Strasse 1, D-40211 DUSSELDORF

Etienne Davignon (72 years) Director	August 3, 1989	2004	2008	SUEZ-TRACTEBEL, 1, place du Trône, B-1000 BRUXELLES

Paul Desmarais Jr. (50 years) Director	April 14, 1998	2001	2005	Power Corporation du Canada, 751 Square Victoria, MONTREAL, H2Y 2J3 QUEBEC

Lucien Douroux (71 years)* Director	September 7, 1993	2001	2005	Banque de Gestion Privée Indosuez, 20, rue de la Baume, 75008 PARIS

At December 31, 2004	Date of first appointment	Date of most recent appointment	End of term of office	Adress
Jacques Lagarde (66 years)* Director	June 14, 1995	2003	2007	1314 Arch Street, Berkeley, CA 94708, USA

Anne Lauvergeon (45 years)* Director	May 5, 2000	2003	2007	Areva, 27-29, rue Le Peletier, 75009 PARIS

Jean Peyrelevade (65 years)* Director	June 22, 1983	2004	2008	Toulouse et Associés, 23-27, rue Cambon, 75001 PARIS

Thierry de Rudder (55 years) Director	April 27, 2004	2004	2008	Groupe Bruxelles Lambert Avenue Marnix 24, B-1000 BRUXELLES

Jean-Jacques Salane (53 years) Director	April 26, 2002	2002	2006	Lyonnaise des Eaux Pays basque 15, Avenue Charles Floquet BP 87, 64202 BIARRITZ Cedex

Lord Simon of Highbury (65 years)* Director	May 4, 2001	2001	2005	53 Davies Street, LONDON W1K 5JH, UK

Company Secretary to the Board

of Directors: Patrick Billioud

*	Independent Director.

“A director is considered to be “independent” when he/she has no relations of any kind with the Company, its group or its management, which could compromise the free exercise of his/her judgment” (Source: Bouton Report which lays down a list of criteria in light of which the Board of Directors reached its decision on March 3, 2004).

6.1.1 INFORMATION CONCERNING DIRECTORS

1. Directors in office

Jean Gandois, born on May 7, 1930 in Nieul (Haute-Vienne), is a French citizen.

A graduate of the prestigious French engineering schools, Ecole Polytechnique and Ponts et Chaussées, Jean Gandois has occupied the positions of Chief Executive Officer of Société des Aciéries de Lorraine and Wendel-Sidelor, and Chairman of Sollac, Rhône-Poulenc, Péchiney, Cockerill Sambre, and then Chairman of Conseil National du Patronat Français (“CNPF” -National Council of French Employers), now known as the MEDEF. Vice-Chairman of the Supervisory Board of SUEZ Lyonnaise des Eaux since June 19, 1997, he was appointed its Chairman on June 1, 2000. On May 4, 2001, Jean Gandois was appointed Vice-Chairman of the SUEZ Board of Directors.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2004 or at the beginning of 2005	New directorships and offices accepted during fiscal year 2004 or at the beginning of 2005
Director of Danone*, Eurazeo*, Institut Curie, Vigeo (France), SUEZ-TRACTEBEL (Belgium), Member of the International Advisory Council of Textron* (USA).	Director of Air Liquide Italia	None

*	listed companies.

Jean Gandois personally holds 5,005 SUEZ shares. He is Chairman of the Compensation and Nomination Committee.

Albert Frère, born on February 4, 1926 in Fontaine l’Evêque (Belgium), is a Belgian citizen.

After having occupied a number of positions in the family company and having acquired an in-depth knowledge of the iron and steel industry in the Charleroi area, Albert Frère founded Pargesa Holding in 1981, based in Geneva, in association with several other businessmen. In 1982, this company acquired an interest in Groupe Bruxelles Lambert.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2004 or at the beginning of 2005	New directorships and offices accepted during fiscal year 2004 or at the beginning of 2005

Honorary member of the Council of Regency of the National Bank of Belgium

Chairman of the Board of Directors and Chief Executive Officer of Groupe Bruxelles Lambert* (Belgium)

Chairman of the Board of Directors of ERBE, Frère-Bourgeois, Financière de la Sambre (Belgium)

Vice-Chairman and Chief Executive Officer and member of the Executive Committee of Pargesa Holding SA* (Switzerland)

Chairman of the Supervisory Board of Métropole Télévision M6* (France)

Honorary Chairman of the Chamber of Commerce and Industry of Charleroi (Belgium)

Director of LVMH*, Château Cheval Blanc (France)

Member of the International Advisory Council of Power

Corporation of Canada * and the International Committee of Assicurazioni Generali S.p.A.* (Italy).

	None	None

*	listed companies.

Albert Frère personally holds 2,000 SUEZ shares.

Edmond Alphandéry, born on September 2, 1943, in Avignon (Vaucluse), is a French citizen.

Edmond Alphandéry is a graduate of the Paris Institute of Political Studies (IEP) and a qualified lecturer (agrégé) in economics. He is an Emeritus Professor at the University of Paris II. He is the mayor of Longué-Jumelles and departmental councilor of Maine et Loire. He was the French Minister of the Economy from March 1993 to May 1995. He chaired the Supervisory Board of CNP from 1988 to 1993 and was Chairman of Electricité de France from 1995 to 1998. Since July 1998, he has once again served as Chairman of the Supervisory Board of CNP Assurances. In addition, he has been a Director of Calyon since 2002. He has also been Chairman of the Centre National des Professions Financières (French National Center of Financial Professions) since June 2003.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2004 or at the beginning of 2005	New directorships and offices accepted during fiscal year 2004 or at the beginning of 2005

Chairman of the Supervisory Board of CNP Assurances

Chairman of CNP International

Director of Calyon, Icade, Affiches Parisiennes (France) – a press publishing company, Caixa Seguros (Spain)

Chairman of athe Centre National des Professions Financières

	Director of Crédit Agricole Indosuez	Director of Icade

*	listed companies.

Edmond Alphandéry personally holds 2,000 SUEZ shares. He is a member of the Audit Committee and the Ethics, Environment and Sustainable Development Committee.

Antonio Brufau, born on March 12, 1948, in Mollerussa (Spain), is a Spanish citizen.

Antonio Brufau has an economics degree from the University of Barcelona. He is a certified public accountant and graduate of the IESE. After having held various positions at Arthur Andersen, he became a member of the Arthur Andersen Worldwide Advisory Council in 1986. In 1988, he was appointed Senior Executive Vice-President of Caja de Ahorros y Pensiones de Barcelona “la Caixa”. He was the Chairman and Chief Executive Officer of “la Caixa” Group from 1999 to 2004. Since October 27, 2004 he has been the Chairman and Chief Executive Officer of Repsol YPF.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2004 or at the beginning of 2005	New directorships and offices accepted during fiscal year 2004 or at the beginning of 2005

Chairman & Chief Executive Officer of Repsol YPF* (Spain)

Chairman of YPF* (Argentina), Repsol Portugal Petroleo e Derivados (Portugal)

Vice-Chairman of Gas Natural SDG* (Spain)

Chairman of Fundació Barcelona Digital (Spain), Hodefi (France)

	Chairman & Chief Executive Officer of “la Caixa” Group (Spain) Chairman of Gas Natural SGD S.A.* Director of Enagas*, CaixaHolding (Spain), CaixaBank France, CaixaBank Andorra	Chairman & Chief Executive Officer of Repsol YPF* (Spain) Chairman of YPF* (Argentina), Repsol Portugal Petroleo e Derivados (Portugal) Vice-Chairman of Gas Natural SDG* (Spain)

*	listed companies.

Antonio Brufau personally holds 2,000 SUEZ shares. He is a member of the Audit Committee.

René Carron, born on June 13, 1942, in Yenne (Savoie), is a French citizen.

René Carron operates a farm in Yenne. He is a Knight of the Legion of Honor and the National Order of Merit and a Commander of Agricultural Merit. He has held a variety of elected offices in the Savoy Region of France. In 1981, René Carron joined the Crédit Agricole group. In 1992, he became Chairman of Caisse Régionale de la Savoie, which was merged with Caisse de Haute-Savoie in 1994, to become Caisse Régionale des Savoie. He has been the Chairman of this company since the merger. In 1995, he joined the committee of the Fédération Nationale du Crédit Agricole, where he was Chairman from July 2000 to April 2003, and subsequently appointed Vice-Chairman. In December 2002, he was appointed Chairman of the Board of Directors of Crédit Agricole S.A.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2004 or at the beginning of 2005	New directorships and offices accepted during fiscal year 2004 or at the beginning of 2005

Chairman of the Board of Directors of Crédit Agricole SA*

Chairman of Caisse Régionale de Crédit Agricole des Savoie

Vice-Chairman of the Confédération Nationale de la Mutualité de la Coopération et Crédit Agricole “CNMCCA”, Fédération Nationale du Crédit Agricole, Banca Intesa* (Italy)

Director of Crédit Agricole Solidarité et Développement, Fondation du Crédit Agricole Pays de France, Sacam, Sacam Participations, Scicam (France)

Member of the Supervisory Board of Eurazeo*, Lagardère*

Member of the Executive Committee -Manager of ADICAM

Chairman of Caisse Locale de Crédit Agricole de Yenne Chairman of GECAM (EIG) Director of Sofinco, rue Impériale, Sapacam (France)

Vice-Chairman of the Confédération Nationale de la Mutualité de la Coopération et Crédit Agricole “CNMCCA”

Vice-Chairman of Banca Intesa* (Italy)

Director of Sacam Participations, Scicam

Member of the Supervisory Board of Eurazeo*, Lagardère*

*	listed companies.

René Carron personally holds 3,500 SUEZ shares.

Gerhard Cromme, born on February 25, 1943 in Vechta/Oldenburg (Germany), is a German citizen.

Gerhard Cromme has a doctorate in Law and several diplomas in economics (Münster, Lausanne, Paris and Harvard Universities). He was with the Saint-Gobain Group in Germany in 1971, before joining the Krupp Group in 1986. He is a Commander of the Legion of Honor.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2004 or at the beginning of 2005	New directorships and offices accepted during fiscal year 2004 or at the beginning of 2005

Chairman of the Supervisory Board of ThyssenKrupp AG* (Germany)

Member of the Supervisory Board of Allianz AG*, Axel Springer AG*,

E.ON AG*, E.ON Ruhrgas AG*, Hochtief AG, Siemens AG* and Volkswagen AG* (Germany)

Director of Deutsche Lufthansa AG* (Germany), BNP-Paribas* (France)

	None	Member of the Supervisory Board of Hochtief AG (Germany)

*	listed companies.

Gerhard Cromme personally holds 2,000 SUEZ shares. He is a member of the Compensation and Nomination Committee.

Etienne Davignon, born on October 4, 1932 in Budapest (Hungary), is a Belgian citizen.

Etienne Davignon successively occupied the positions in Belgium of Principal Private Secretary to the Foreign Minister (1964-1969), Chairman of the International Energy Agency Management Committee (1974-1977), Vice-President of the European Community Commission (1981-1985), and Chairman of the Royal Institute of International Relations. In 1985, he joined Société Générale de Belgique, where he was Chairman from April 1988 to February 2001 and Vice-Chairman until the merger of Société Générale de Belgique and Tractebel on October 31, 2003, at which time he became Vice-Chairman of SUEZ-TRACTEBEL.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2004 or at the beginning of 2005	New directorships and offices accepted during fiscal year 2004 or at the beginning of 2005

Chairman of Compagnie Maritime Belge, Compagnie des Wagons-Lits, Recticel*, Sibeka, SN Airholding, Palais des Beaux-Arts (Belgium).

Vice-Chairman of SUEZ-TRACTEBEL, Umicore*, (Belgium) and Accor* (France).

Director of Sofina SA*, SN Brussels Airlines, Gilead* (United States)

	Vice-Chairman of Fortis*, Recticel* (Belgium) Director of BIAC (Belgium)	Chairman of Recticel* (Belgium)

*	listed companies.

Etienne Davignon personally holds 10,000 SUEZ shares. He is the chairman of the Ethics, Environment and Sustainable Development Committee and a member of the Compensation and Nomination Committee.

Lucien Douroux, born on August 16, 1933 in Saint-Rémy-sur-Durolle (Puy-de-Dôme), is a French citizen.

Lucien Douroux studied at the Conservatoire National des Arts et Métiers (French National School of Engineering and Technology). He is an Officer of the Legion of Honor and a Commander of the Order of Agricultural Merit. He was Chief Executive Officer of Caisse Nationale de Crédit Agricole from 1993 to 1999 and Chairman of the Supervisory Board of Crédit Agricole Indosuez from 1999 to 2001. He has been Chairman of Banque de Gestion Privée Indosuez since 1991.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2004 or at the beginning of 2005	New directorships and offices accepted during fiscal year 2004 or at the beginning of 2005
Chairman of Banque de Gestion Privée Indosuez Director of Bouygues*, Euris	Chairman of the Supervisory Board of Fonds de Garantie des Dépôts Vice-Chairman of Wafabank* (Morocco)	None

*	listed companies.

Lucien Douroux personally holds 3,220 SUEZ shares. He is a member of the Audit Committee.

Jacques Lagarde, born on May 2, 1938 in Rennes (Ille-et-Vilaine), holds dual French-US nationality.

Jacques Lagarde is a graduate of the prestigious French business school, HEC, and of the Harvard University Advanced Management Program. He has been Director of the Lyon Business School, Chairman and Chief Executive Officer of Gillette France, Chairman of Oral-B Laboratories (USA), Chairman of the Management Board of Braun AG (Germany) and Executive Vice-President of The Gillette Company (USA).

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2004 or at the beginning of 2005	New directorships and offices accepted during fiscal year 2004 or at the beginning of 2005
Director of Eukarion Inc. (United States)	None	None

Jacques Lagarde personally holds 5,500 SUEZ shares. He is the Chairman of the Audit Committee.

Anne Lauvergeon, born on August 2, 1959, in Dijon (Côte d’Or), is a French citizen.

A graduate of the prestigious French engineering school, the Ecole des Mines and also the Ecole Normale Supérieure, Anne Lauvergeon qualified as a lecturer (agrégée) in physics. After starting her career in the iron and steel industry, Anne Lauvergeon joined the CEA in 1984 and then took over responsibility for the administration of the Greater Paris area sub-stratum (1985-1988). In 1990, she joined the office of the French President and the following year was appointed Deputy Chief of Staff. Appointed Managing Partner of Lazard Frères et Cie in 1995, she joined the Alcatel Group two years later before being appointed to the Chair of Cogema in June 1999. Since July 3, 2001, she has also been the Chair of the Executive Board of Areva.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2004 or at the beginning of 2005	New directorships and offices accepted during fiscal year 2004 or at the beginning of 2005

Chair of the Executive Board of Areva*

Chair and Chief Executive Officer of Cogema Vice-Chair of the Supervisory Board of Sagem SA*

Director of Areva T&D Holding SA, Total*

Permanent representative of Areva on the Board of Directors of FCI

	None	Director of Areva T&D Holding SA Permanent representative of Areva on the Board of Directors of FCI

*	listed companies.

Anne Lauvergeon personally holds 3,050 SUEZ shares. She is a member of the Ethics, Environment and Sustainable Development Committee and a member of the Compensation and Nomination Committee.

Jean Peyrelevade, born on October 24, 1939 in Marseille (Bouches-du-Rhône), is a French citizen.

A graduate of the prestigious French engineering school, Ecole Polytechnique, and the Paris Institute of Political Studies (IEP), Jean Peyrelevade successively held the offices of Chairman of Compagnie de Suez, Banque Stern, UAP and Crédit Lyonnais. He resigned as Chairman of Crédit Lyonnais in October 2003. Since September 1, 2004, he has been a partner of Toulouse et Associés.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2004 or at the beginning of 2005	New directorships and offices accepted during fiscal year 2004 or at the beginning of 2005
Partner of Toulouse et Associés Director of Bouygues* (France), Société Monégasque de l’Electricité et du Gaz (Monaco) Member of the Supervisory Board of l’Express (France)	None	Partner of Toulouse et Associés

*	listed companies.

Jean Peyrelevade personally holds 3,115 SUEZ shares.

Thierry de Rudder, born on September 3, 1949, in the VIIIth district of Paris, holds dual Belgian and French nationality.

Thierry de Rudder has degrees in mathematics from the University of Geneva and the University of Brussels, and an MBA from the Wharton School of Business in Philadelphia. He began his career in the United States, joining Citibank in 1975 and holding various positions in New York and Europe. He joined Groupe Bruxelles Lambert in 1986 and is now its Chief Executive Officer.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2004 or at the beginning of 2005	New directorships and offices accepted during fiscal year 2004 or at the beginning of 2005
Chief Executive Officer of Groupe Bruxelles Lambert* (Belgium) Director of Imerys*, Total* (France), Compagnie Nationale à Portefeuille*, SUEZ-TRACTEBEL (Belgium)	None	None

*	listed companies.

Thierry de Rudder personally holds 2,000 SUEZ shares.

Jean-Jacques Salane, born on September 16, 1951 in Bayonne (Pyrénées-Atlantiques), is a French Citizen.

After having trained as an accountant, Jean-Jacques Salane joined Lyonnaise des Eaux in March 1972. From 1990 to 1996, he was a member of the Board of Directors of Lyonnaise des Eaux, where he represented the Central Workers’ Committee.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2004 or at the beginning of 2005	New directorships and offices accepted during fiscal year 2004 or at the beginning of 2005

Union representative of the CGT

Union representative on the Lyonnaise des Eaux France Pays Basque Workers’ Committee since 1996

Union representative on the Lyonnaise des Eaux Central Workers’ Committee since 1996

Union representative on the SUEZ Group Committee since 1996

Chairman of the French Supervisory Boards of the Spring Funds

	None	None

Jean-Jacques Salane personally holds 2,000 SUEZ shares.

2. Directors whose terms of office are due to expire and whose renewal is put forward to the Shareholders’ Meeting

Paul Desmarais Jr., born on July 3, 1954, in Sudbury, Ontario (Canada), is a Canadian citizen.

Paul Desmarais Jr. studied at McGill University in Montreal and then at INSEAD in Fontainebleau. He has a Masters in Business Administration. In 1984, he was appointed Vice-Chairman of Power Financial Corporation, a company he helped set up, becoming the Chairman of its Board in 1990. He was appointed Chairman of the Board and Co-Chief Executive Officer of Power Corporation of Canada in 1996.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2004 or at the beginning of 2005	New directorships and offices accepted during fiscal year 2004 or at the beginning of 2005

Chairman of the Board of Directors and Co-Chief Executive Officer of Power Corporation of Canada*

Chairman of the Board of Directors of Power Financial Corporation* (Canada)

Vice-Chairman and Chief Executive Officer of Pargesa Holding S.A.* (Switzerland)

Vice-Chairman of the Supervisory Board of Imérys* (France)

Director and member of the Executive Committee of Great-West Lifeco Inc.* and its main subsidiaries, the following being listed entities: Canada Life Financial Corporation*, The Great-West Life Assurance Compagnie*, the financial company IGM Inc* (Canada) and its main subsidiaries

Director of Groupe Bruxelles Lambert* (Belgium) and Total * (France)

Member of the International Committee and Board of Directors of INSEAD

Chairman of the International Advisory Board of HEC Business School (Canada)

	None	None

*	listed companies.

In the past five years Mr. Paul Desmarais Jr. has ceased to hold directorships in the following companies:

•	Rhodia (France), Electrafina and Tractebel (Belgium).

Mr. Paul Desmarais Jr. personally holds 2,000 SUEZ shares. He is a member of the Compensation and Nomination Committee.

Gérard Mestrallet, born on April 1, 1949, in the XVIIIth district of Paris, is a French citizen.

A graduate of the prestigious French engineering school, Ecole Polytechnique, and the National School of Administration (ENA), Gérard Mestrallet joined Compagnie de SUEZ in 1984 as Vice-President (Special Projects). In 1986 he was appointed Executive Vice-President (Industry) and then in February 1991, Chief Executive Officer and Chairman of the Management Committee of Société Générale de Belgique. In 1995, he became Chairman and Chief Executive Officer of Compagnie de SUEZ and then, in June 1997, Chairman of the SUEZ Lyonnaise des Eaux Executive Board. On May 4, 2001, Gérard Mestrallet was appointed Chairman and Chief Executive Officer of Suez. He is also Chairman of the Association Paris Europlace and a member of the Board of the Institut Français des Administrateurs (the French Institute of Corporate Directors).

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2004 or at the beginning of 2005	New directorships and offices accepted during fiscal year 2004 or at the beginning of 2005

Chairman of the Board of Directors of SUEZ Environnement, Electrabel* and SUEZ-TRACTEBEL (Belgium)

Vice-Chairman of Aguas de Barcelona*, and Hisusa (Spain)

Director of Crédit Agricole SA*, Saint-Gobain* (France), Pargesa Holding SA* (Switzerland)

Member of the Supervisory Board of Axa*, Taittinger*

	Chairman of Hisusa (Spain)	Chairman of the Board of Directors of SUEZ Environment, Electrabel* (Belgium) Vice-Chairman of Hisusa (Spain)

*	listed companies.

Over the past five years, Gérard Mestrallet has ceased to hold the following offices:

•	Chairman of the Executive Board of SUEZ;

•	Chairman of the Board of Directors of Société Générale de Belgique (Belgium);

•	Chairman of Hisusa (Spain);

•	Vice-Chairman of Hisusa (Spain) and of Société Générale de Belgique;

•	Director of Ondeo, Sagem SA, Frabepar (Belgium);

•	Member of the Supervisory Board of Casino, Crédit Agricole Indosuez, Métropole Télévision M6, Sagem SA, Société du Louvre;

•	Independent Advisory Board Member of Casino;

•	Permanent representative of Sperans on the Board of Directors of Fimalac SA.

Gérard Mestrallet personally holds 29,429 SUEZ shares.

Lord Simon of Highbury, born on July 24, 1939, in London (United Kingdom) is a British citizen.

Lord Simon has an MA from Cambridge and an MBA from INSEAD, Fontainebleau. In 1961, he joined British Petroleum where he occupied a number of management positions before being appointed Chairman in 1995. After holding several ministerial positions beginning in May 1997, he became advisor to the British Prime Minister in relation to government modernization. He was also appointed advisor to President Prodi for the reform of the European Union. Lord Simon entered the House of Lords in 1997.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2004 or at the beginning of 2005	New directorships and offices accepted during fiscal year 2004 or at the beginning of 2005

Member of Advisory Board, L.E.K. Consulting

Member of European Advisory Board, Morgan Stanley International (Europe)

Director, Unilever plc*

Member of Supervisory Board, Volkswagen Group (Germany)

Member of International Advisory Board, Fitch (Belgium)

Chairman of Board of Trustees, Cambridge Foundation, Trustee, Hertie Foundation

Member of Advisory Council, The Prince’s Trust

Member of Cambridge University Council

	Director of Britain in Europe Member of International Advisory Board of Fortis* (Belgium)	Member of Cambridge University Council

*	listed companies.

Over the past five years, Lord Simon has ceased to hold the following offices:

•	Director of Britain in Europe;

•	Member of the International Advisory Board of Fortis* (Belgium).

Lord Simon personally holds 2,000 SUEZ shares. He is a member of the Compensation and Nomination Committee.

3. Person whose appointment to the Board of Directors is submitted for approval by the Shareholders’ Meeting

Richard Goblet d’Alviella, born on July 6, 1948, in Brussels, is a Belgian citizen.

Mr. Goblet d’Alviella holds a commercial engineer’s degree from the University of Brussels, and a Master’s degree in business administration from Harvard Business School. He has a background in international investment banking, specializing for fifteen years in international finance, both in London and New York. He was the Managing Director of the Paine Webber Group before joining Sofina, a Belgian company, where he has been Chief Executive Officer since 1989.

Current directorships and offices held	Directorships and offices ceasing during fiscal year 2004 or at the beginning of 2005	New directorships and offices accepted during fiscal year 2004 or at the beginning of 2005

Chief Executive Officer of Sofina* (Belgium)

Director of Danone*, Eurazeo* (France), Delhaize*, Finasucre, Glaces de Moustier*, Henex*, SUEZ-TRACTEBEL, Union Financière Boël (Belgium), SES Global* (Luxembourg), Caledonia Investments* (Grande-Bretagne)

	Director of ADSB Telecommunications (Belgacom)	Director of Caledonia Investments* (United Kingdom)

*	listed companies.

Over the past five years Richard Goblet d’Alviella has ceased to hold the office of:

•	Director of ADSB Telecommunications and (Belgacom), of Fortis* (Belgium).

Richard Goblet d’Alviella personally holds 2,000 SUEZ shares.

6.1.2 MEMBERSHIP OF THE BOARD OF DIRECTORS AT THE END OF THE SHAREHOLDERS’ MEETING OF MAY 13, 2005

(subject to the approval by the shareholders of the resolutions)

In light of the changes proposed to the Shareholders’ Meeting:

•	the duties of three Directors, whose term of offices are coming to an end, being renewed (Mr. Desmarais Jr., Mr. Mestrallet and Lord Simon of Highbury);

•	the duties of two Directors, whose term of offices are coming to an end, not being renewed (Mr. Douroux and Mr. Gandois);

•	a new Director being appointed (Mr. Goblet d’Alviella).

The Board of Directors of SUEZ would have 15 members, at the end of the Shareholders’ Meeting.

Of the 15 members of the Board of Directors, 6 Directors are French, 7 Directors are not French and 2 Directors hold dual nationality (French and one other).

At its meeting held on March 9, 2005, the Board of Directors of Suez, examined the situation of the Directors in light of the criteria set out in the Bouton Report on corporate governance, in relation to directors’ independence. It was felt that the criteria of length of service provided for in the Report should be assessed in relation to Suez’ specific situation, given that SUEZ today is not simply the continuation of the pre-June 1997 Lyonnaise des Eaux and that legal affiliation alone, may not, from this point of view, be considered relevant.

On this basis, 8 Directors are deemed to be independent and 7 are deemed to be non-independent.

Directors deemed to be
		Independent “I”	Non-independent “NI”
in accordance with the criteria set out in the Bouton Report on corporate governance
Gérard Mestrallet	Chairman and Chief Executive Officer		NI – Executive
Albert Frère	Vice-Chairman		NI (a)
Edmond Alphandéry	Director	I
Antonio Brufau	Director	I
René Carron	Director		NI (b)

Gerhard Cromme	Director	I

Etienne Davignon	Director		NI (c)

Paul Desmarais Jr.	Director		NI (a)

Richard Goblet d’Alviella	Director	I

Jacques Lagarde	Director	I

Anne Lauvergeon	Director	I

Jean Peyrelevade	Director	I

Thierry de Rudder	Director		NI (a)

Jean-Jacques Salane	Director		NI – Group Employee

Lord Simon of Highbury	Director	I

		8	7

(a)	Senior management executive or representative of a group, Groupe Bruxelles Lambert, which holds more than 10% of the voting rights of SUEZ.

(b)	Chairman of a banking group, Crédit Agricole, which is one of the main banks of SUEZ.

(c)	Senior management executive of subsidiaries of the SUEZ Group.

6.1.3

ACTIVITIES OF THE BOARD OF DIRECTORS

Article 15 of the Bylaws defines the powers of the Board of Directors.

“The Board of Directors determines the strategic direction of the Company’s activities and ensures its implementation. It considers all issues concerning the proper functioning of Company and settles all matters relating thereto, within the scope of the corporate purpose and subject to those powers expressly granted by law to shareholders’ meetings.

The Board of Directors performs all controls and verifications it considers appropriate. Each Director receives all information necessary to the performance of his duties and may request any documents he or she considers necessary.”

Reaffirming its commitment to the rules of corporate governance, the Board of Directors adopted Internal Regulations in May 2001, which were subsequently amended on January 19, 2005, and a Directors’ Charter in January 2002. These documents provide the Board members with the channels and resources necessary to operate efficiently, while serving the interests of the Company and its shareholders, and set out with full transparency the rights and obligations of Directors (these documents were included at the end of the 2001 annual report and are available at the Company’s registered headquarters and on its web site: www.suez.com).

In addition, the SUEZ Ethics Charter and related documents, notably the “Confidentiality and Privileged Information” guide, are applicable to Directors. These documents forbid Directors, in particular, from trading in SUEZ securities or the securities of any of its listed subsidiaries during the period of preparation and approval of the financial statements which begins on the first day of the month preceding the date of the Board of Directors meeting held to approve the annual and half-yearly financial statements and terminates two days after this meeting. This general measure is supplemented by Article 8 of the Directors’ Charter, which requires Directors to seek and obtain the advice of SUEZ’s General Secretary before transacting with or having a transaction carried out by a third party in the securities of Group companies.

Article 5 of the aforementioned Charter provides for the completion of regular evaluations of the Board of Directors’ performance, by an independent Director. The Board of Directors asked Jacques Lagarde to perform an initial performance evaluation of the Board of Directors and its Committees for fiscal year 2002. Jacques Lagarde submitted his evaluation to the Board of Directors on January 8, 2003. Jacques Lagarde was also asked to perform a second evaluation in December 2003. It included the main topics from the previous year and the implementation of the recommendations made during the previous evaluation. Jacques Lagarde submitted his evaluation to the Board of Directors on March 3, 2004.

On October 6, 2004, the Ethics, Environment and Sustainable Development Committee chose a methodology for evaluating the Board and its Committees based on a document prepared by an external consultancy firm, and after an invitation for bids from three specialized firms, it appointed an external consultant to carry out this evaluation.

The terms of the summary report on the evaluation work, carried out under the responsibility of Etienne Davignon, were decided on by the Ethics, Environment and Sustainable Development Committee at its meeting on January 19, 2005 and submitted to the meeting of the Board of Directors held on the same day. The Board of Directors meeting held on March 9, 2005 recorded the suggestions for improvements in the functioning of the Board of Directors and its Committees and will oversee their implementation.

Pursuant to Article 11 of the Company’s Bylaws, each Director must hold at least 2,000 SUEZ shares throughout his/her term of office.

The Board of Directors meets whenever required by the interests of the Company and, in any event, at least four times a year.

It met seven times during fiscal year 2004 and the overall attendance rate was 87%.

Directors receive directors’ fees based on attendance, the amount of which was set during the Shareholders’ Meeting of April 26, 2002 at an aggregate of 800,000 euros per annum for fiscal year 2002 and all subsequent fiscal years until a new decision is taken in this respect.

Pursuant to the recommendation of the Compensation and Nomination Committee made on April 27, 2004, the Board of Directors meeting held on the same day set the following allocation rules:

Directors

Fixed fee	35,000 euros per annum

Variable fee, dependent on attendance	1,500 euros per meeting

Committee chairman

Fixed fee	15,000 euros per annum

Variable fee, dependent on attendance	None, given that the Board considers that a Committee meeting cannot be held in the absence of its Chairman

Committee Members

Fixed fee	7,000 euros per annum

Variable fee, dependent on attendance	1,000 euros per meeting

Gérard Mestrallet, as Chairman of the Board, and Jean-Jacques Salane, as a Group employee, do not receive directors’ fees.

On this basis, the following attendance fees were paid to Directors, in respect of fiscal year 2004:

Jean Gandois	59,000

Albert Frère	41,000	(a)

Edmond Alphandéry	40,500		Director appointed by the Shareholders’ Meeting of April 27, 2004

Antonio Brufau	53,000	(a)

René Carron	30,750		Director appointed by the Shareholders’ Meeting of April 27, 2004

Gerhard Cromme	57,333	(a)

Etienne Davignon	66,333	(a)

Paul Desmarais Jr.	51,500	(a)

Lucien Douroux	56,000

Jacques Lagarde	59,000	(a)

Anne Lauvergeon	62,000

Jean Peyrelevade	47,500

Felix G. Rohatyn	18,000	(a)	Director until the Shareholders’ Meeting of April 27, 2004

Thierry de Rudder	30,750	(a)	Director appointed by the Shareholders’ Meeting of April 27, 2004

Lord Simon of Highbury	53,000	(a)

(a)	before deduction of the withholding tax of 25% levied on attendance fees paid to Directors who are not French residents.

In 2004, the total amount of directors’ fees was 725,666 compared with 721,168 in 2003.

Board of Directors’ Committees

In order to help it in its work, the Board of Directors has set up three Committees whose general task is to study specific questions as preparatory work for certain of the Board’s deliberations, issue opinions and recommendations to the Board of Directors concerning decisions to be taken and finally draft resolutions.

The Audit Committee

The Audit Committee has 4 members, all of whom are deemed to be “independent”(*) according to the criteria set out in the Bouton Report on corporate governance and “financial experts” according to the US Sarbanes-Oxley Act:

•	Jacques Lagarde (*) who replaced Jean Peyrelevade as Committee Chairman on April 27, 2004,

•	Edmond Alphandéry (*) on the Committee since November 17, 2004, as a replacement for Gerhard Cromme who left the Committee on April 27, 2004,

•	Antonio Brufau (*),

•	Lucien Douroux (*).

Article 4 of the Board of Directors’ Internal Regulations defines the rules and operating procedures of this Committee. Article 4 was amended on January 19, 2005 in order to review and reinforce the role of the Audit Committee in light of the changes in French legislation, the Loi de Sécurité Financière (Financial Security Act) and US legislation (the Sarbanes-Oxley Act).

This Committee has two key roles. The first is to examine in detail the draft financial statements, the relevance and consistency of the accounting principles and policies that are used and the content of documents that are made public. The second role is to gain an understanding of the internal and external control procedures in order to ensure that such procedures provide appropriate coverage of all risk areas.

The Audit Committee met five times during 2004 and the overall attendance rate was 83%. The Statutory Auditors attended all such Audit Committee meetings.

7 meetings have been scheduled for 2005 and 3 meetings had already been held as of March 9, 2005.

The Ethics, Environment and Sustainable Development Committee

This Committee has 3 members, including two Directors who are deemed to be “Independent” (*) according to the criteria set out in the Bouton Report on corporate governance.

•	Etienne Davignon (Non-Independent, already a member of this Committee), replaced Jacques Lagarde as Committee Chairman on April 27, 2004,

•	Edmond Alphandéry (*) on the Committee since April 27, 2004,

•	Anne Lauvergeon (*).

Article 5 of the Board of Directors’ Internal Regulations defines the rules and operating procedures of this Committee. It ensures compliance with individual and collective values on which the Group bases its actions and the rules of conduct that must be adhered to by each employee. It also examines the channels and resources available to achieve the Group’s objectives with respect to the environment and sustainable development.

The Ethics, Environment and Sustainable Development Committee met four times during 2004 and the overall attendance rate was 92%.

The Compensation and Nomination Committee

This Committee has 6 members, including 3 Directors who are deemed to be “Independent” (*) according to the criteria set out in the Bouton Report on corporate governance:

•	Jean Gandois, Committee Chairman,

•	Gerhard Cromme (*),

•	Etienne Davignon,

•	Paul Desmarais Jr.

•	Anne Lauvergeon (*), replaced Felix G. Rohatyn on April 27, 2004,

•	Lord Simon of Highbury (*).

Article 6 of the Board of Directors’ Internal Regulations defines the rules and operating procedures of this Committee. It makes recommendations to the Board of Directors regarding the nomination and compensation of Board members, including the Chairman. It is consulted on all matters in relation to the appointment to Group general executive management positions or in respect of the nomination of the Chairman of any company that is at the head of one of the Groups’ divisions.

The Compensation and Nomination Committee met three times during 2004 and the overall attendance rate was 83%.

Until July 9, 2003, the Board of Directors had a Strategy Committee whose task it was to clarify, through analysis and discussion, the strategic objectives of the Group submitted to the Board of Directors and to assess the validity and consequences of key strategic decisions proposed to the Board of Directors.

At the time of the evaluation of the performance of the Board of Directors and its Committees by Jacques Lagarde, at the end of fiscal year 2002, the Directors expressed their wish to extend the meetings of the Strategy Committee – comprising 7 members at that time – to all Directors (14 in all at the time, 16 today) who wished to attend.

Considering this request, the Chairman of the Board of Directors and the Chairman of the Compensation and Nomination Committee proposed that periodic consultative meetings of Directors be held on Group strategy in order to prepare the decisions of the Board of Directors.

In practice, in 2004, given that a large number of Board of Directors meetings were held (7 in all), there was only one Directors’ meetings of this type.

Composition of the Executive Committee at December 31, 2004 (11 members)

The Executive Committee examines, at the request of the Chairman and Chief Executive Officer, questions of strategy, development and Group organization.

Gérard Mestrallet	Chairman and Chief Executive Officer

Jean-Pierre Hansen	Executive Vice-President of the Executive Committee, Chief Operating Officer

Gérard Lamarche	Executive Vice-President, Finance (Chief Financial Officer)

Yves-Thibault de Silguy	Executive Vice-President in charge of International and Institutional Relations

Patrick Buffet	Executive Vice-President in charge of Business Strategy and Development

Dirk Beeuwsaert	Executive Vice-President in charge of Electricity and Gas (International) “E.G.I.”

Willy Bosmans	Executive Vice-President in charge of Electricity and Gas (Europe) “E.G.E.”

Jean-Louis Chaussade	Executive Vice-President in charge of SUEZ Environnement

Jérôme Tolot	Executive Vice-President in charge of Energy and Industrial Services “S.E.I.” and Operational Assistance

Valérie Bernis	Executive Vice-President in charge of Communications

Emmanuel van Innis	Executive Vice-President in charge of Human Resources

In addition to these 11 members, the following could also attend Executive Committee meetings:

Patrick Ouart	General Secretary until June 30, 2004

Yves De Gaulle	General Secretary from July 1, 2004

Henry Masson	Group Senior Vice-President for Risk, Organization and Central Services

Composition of the Executive Committee as from January 1, 2005 (10 members)

Gérard Mestrallet	Chairman and Chief Executive Officer

Jean-Pierre Hansen	Executive Vice-President of the Executive Committee, Chief Operating Officer, and officer in charge of SUEZ Energy Europe (a)

Gérard Lamarche	Executive Vice-President, Finance (Chief Financial Officer)

Yves-Thibault de Silguy	Executive Vice-President in charge of International and Institutional Relations

Patrick Buffet	Executive Vice-President in charge of Business Strategy and Development

Dirk Beeuwsaert	Executive Vice-President in charge of SUEZ International Energy•(a)

Jean-Louis Chaussade	Executive Vice-President in charge of SUEZ Environnement

Jérôme Tolot	Executive Vice-President in charge of SUEZ Energy Services•(a)

Valérie Bernis	Executive Vice-President in charge of Communications

Emmanuel van Innis	Executive Vice-President, Group Human Resources

As previously, in addition to these 10 members, those who also attend the Executive Committee meetings are:

Yves De Gaulle	General Secretary

Henry Masson	Group Senior Vice-President for Risk, Organization and Central Services

(a)	In the context of the Group’s new branding strategy, these divisions have been renamed as from March 15, 2005 (see chapter 4 paragraph 4.1.2 “Group Organization”).

Composition of the Central Management Committee in 2004 (12 members)

The Central Management Committee is consulted on matters which must be submitted to the Chairman and Chief Executive Officer or Board of Directors for decision.

Its members are as follows:

The members of the Executive Committee with the exception of Dirk Beeuwsaert, Willy Bosmans and Jean-Louis Chaussade, that is 8 members, and with Yves de Gaulle and Henry Masson, whose positions are set out above, together with:

Christelle Martin	Group Senior Vice-President for Strategic Planning, Control and Accounting

Michel Sirat	Group Senior Vice-President for Corporate Finance, Tax and Treasury

6.1.4 REPORTS OF THE COMMITTEES OF THE BOARD OF DIRECTORS

Audit Committee Report

The Audit Committee met 5 times during fiscal year 2004 and has met 3 times at the beginning of 2005, the main individuals responsible for the Company’s financial, accounting, internal audit and risk issues all attending these meetings. The Statutory Auditors attended all the meetings in fiscal year 2004.

The Audit Committee focused particularly on the following issues:

Financial statement review

•	The Committee reviewed, prior to their presentation to the Board If Directors, the annual and half-yearly financial statements, prepared in accordance with French GAAP together with the 2004 budget and to the updated income forecasts for such fiscal year.

In particular, the Committee oversaw the roll-out of the 2003-2004 action plan and its impact on earnings and financial equilibrium.

•	The shares of SUEZ being traded as ADRs on the New York Stock Exchange since September 18, 2001, the consolidated financial statements for fiscal year 2003 in accordance with US GAAP were presented to the Committee and it reviewed the reconciliation of the consolidated financial statements with the financial statements presented in accordance with French GAAP

The Committee was able to see that the US GAAP and French GAAP financial statements had converged to a greater extent (in terms of total balance sheet figures and management indicators) due to the full consolidation of Electrabel in the two sets of principles, since the Group has held more than 50% of the share capital of Electrabel.

•	The Committee reviewed, on several occasions, the progress being made in relation to the implementation of the International Financial Reporting Standards which have been adopted as from January 1, 2005 in place of French GAAP.

The Committee had to validate a certain number of choices, in relation to the main options offered by the International Financial Reporting Standards. The principle set by the Committee was to favor a certain continuity and to maintain a conservative approach which does not promote the immediate image given by the balance sheet to the detriment of future profits.

The Committee was provided with a presentation of detailed simulations as to the effects of this change in standards, in particular in relation to shareholders’ equity, earnings and debt. In addition, the impact on the Group’s main management indicators was studied in order to approve the amendments proposed by Financial Management.

Financing policy

The Committee oversaw the reduction of Group debt and approved the financing policy, based on the following objectives:

•	maintenance of a regular amortization profile in respect of gross debt,

•	maintenance of access to good value short-term sources of funds,

•	smoothing, and gradual extension, of the maturity of bond issues,

•	standardization of the level of cash and credit lines,

•	rationalization of syndicated credit lines.

The Committee has asked that centralized cash management activities be reinforced at Group level. This policy should lead to a better match between the location of debt, cash and cash-flow, to a reduction in the global cost of debt and to better control over cash and cash equivalents.

Dividend distribution policy

The Committee paid particular attention to the dividend distribution policy proposed by the Group:

•	maintenance of a 0.71 euros dividend, for fiscal year 2003, in spite of losses in fiscal year 2003 and

•	increase in the dividend from 0.71 euros to 0.80 euros (+ 13%) for fiscal year 2004.

Impairment tests on Group entities

The Committee reviewed the results of annual impairment tests on the main Group entities.

After fiscal year 2003, during which significant capital losses were recognized (Nalco, Northumbrian) or significant provisions were booked (notably in the Communications business line), fiscal year 2004 attested to the quality of the work undertaken in 2003 and showed that the Group had correctly anticipated the impairment tests to be completed as of the end of 2004. A loss in value was booked only in relation to certain non-material investments, in light of planned sales in progress.

The Committee noted, in addition, that very significant unrealized capital gains existed, centered on certain of the Group’s major portfolio investments, in particular, in relation to Electrabel, EGI Brazil, SITA France and Lyonnaise des Eaux France.

Internal Audit activity report

The Audit Committee listened to a presentation by the head of the Group Internal Audit team on the reorganization of the internal audit function, to reflect recent changes and the setting up of a new functional link with the Electrabel audit team.

The Committee was informed of past assignments and the program for 2004 and 2005.

Given the increased responsibilities borne by the internal audit team in the context of the U.S. Sarbanes-Oxley Act and the need to coordinate activities with the external audit team, the Committee sponsored an increase in the number of members of the internal audit teams.

Implementation of Internal control procedures

The Audit Committee took note of the work of the CODIS Program “Control and Disclosure”, developed under the impetus of the Financial Management, and intended to strengthen internal controls in all areas and improve both financial and non-financial reporting.

The Program is part of the Group implementation of the French legislation, the Loi de Sécurité Financière (Financial Security Act) and the US Sarbanes-Oxley Act and has led to attestation reports being issued, as required under the provisions of these Acts.

Pre-approval procedures for engagements performed by the Statutory Auditors

In accordance with US regulations, the Committee set up a system to verify the independence of Statutory Auditors, in particular with regard to the pre-approval of authorized engagements.

Depending on their nature, some engagements are subject, within certain limits, to general pre-approval, while others are subject to specific pre-approval.

Generally, fees have decreased following the end of the action plan which required several one-time engagements to be carried out.

Statutory Auditors’ Fees and Fees paid to members of audit networks by the group during 2004

	Ernst & Young					Deloitte
In thousands of euros	Amount from 01.01.2004 to 12.31.2004		Amount from 01.01.2003 to 12.31.2003	% 2004	% 2003	Amount from 01.01.2004 to 12.31.2004		Amount from 01.01.2003 to 12.31.2003	% 2004	% 2003
Audit
Statutory audit, attest engagement, review of individual and consolidated financial statements	9 632	*	9 142	75%	67%	16 694	*	15 167	84%	55%
Incidental engagements	2 717		3 353	20%	25%	1 696		9 697	8%	35%
Sub-total	12 349		12 495	95%	92%	18 390		24 864	92%	90%
Other services
Tax	341		430	3%	3%	657		418	3%	2%
Others	210		732	2%	5%	910		2 115	5%	8%
Sub-total	551		1 162	5%	8%	1 567		2 533	8%	10%
TOTAL	12 900		13 657	100%	100%	19 957		27 397	100%	100%

*	concerns audit diligence with respect to the transition to IFRS standards for an amount of 1.25 million of euros for Ernst & Young an 1.8 million of euros for Deloitte

The incidental engagements carried out in 2004 mainly concerned issues related to the transition to International Financial Reporting Standards and in relation to the disposal of the communications business.

Report of the Ethics, Environment and Sustainable Development Committee

The Ethics, Environment and Sustainable Development Committee held four meetings: on January 7, July 7, September 1 and October 6, 2004. A report on each of these meetings was presented by the Committee Chairman to the Board of Directors.

In general, the Committee monitored the development of ethical measures within the Group in order to ensure their correct implementation and their contribution to maintaining the high standards and reputation of the Group and the companies that are part of it.

Certain specific points should be highlighted:

As is the case each year, a report was submitted to the Committee on the results of the compliance letter procedure, which requires the Chairmen of the Group’s main subsidiaries to confirm their company’s compliance with the Group’s Ethics Charter for 2003. It also wished, in the interests of simplification, and as last year, to continue the simultaneous performance of the environment and ethics compliance processes.

It was also informed about the work carried out by the Group’s network of ethics managers, in particular during their annual conference held on June 17 and 18, 2004. The Committee duly noted the operational issues that were dealt with at such conference in consultation with a large number of Business Unit managers and it agreed to up-date the Ethics Charter of SUEZ, which it will sponsor.

The Committee spent a substantial part of its meetings reviewing the positions, actions and measures taken by SUEZ that fell within its purview. This was the case, for example, in relation to the organization and impact of the environmental activities of the Group’s operating entities, or in relation to the internal structure of SUEZ in relation to the implementation of a coordinated Ethics and Sustainable Development organization.

In the same way, it focused in particular on questions relating to health and safety in the workplace, an area on which it was decided to consult with the Vice Presidents in charge of the Group’s divisions, in the presence of the Group Chairman.

The Committee also wished to review and develop the evaluation process relating to the functioning of the Board of Directors (c.f. paragraph 6.1.1 “Activities of the Board of Directors”).

In accordance with its role, the Committee sought to verify that the structures and procedures defined in the SUEZ reference documents were implemented within the Group and widely distributed, particularly in the context of stricter legal and regulatory requirements in both France and the United States. Accordingly, having adopted a code of professional conduct for use by financial managers to comply with the rules laid down in the Sarbanes-Oxley Act, it heard reports on the implementation of the system applying this legislation within the Group.

It was also kept informed of the privileged information management procedures in place in the new organization of the SUEZ headquarters.

Report of the Compensation and Nomination Committee

The Compensation and Nomination Committee met three times during 2004. In terms of appointments to the Board of Directors to be submitted to the Shareholders’ Meeting, the Committee submitted to the Board its proposal to renew the terms of office of Gerhard Cromme, Etienne Davignon, Albert Frère and Jean Peyrelevade and to appoint Edmond Alphandéry, René Carron and Thierry de Rudder as Directors.

With regard to the composition of the Board’s Committees, the Committee reviewed the proposal to be made to the Board of Directors with respect to the appointment of Edmond Alphandéry to the Audit Committee in order to increase the membership of that Committee from three to four Independent Directors.

The Committee proposed to the Board the terms of the 2004 fixed/variable compensation for corporate officers, the Chief Operating Officer and the Vice-President of the Executive Committee (Finance). It was informed by the Chairman and Chief Executive Officer of the proposed compensation terms for other members of the Executive Committee.

Finally, it proposed the terms of the 2004 stock option plan to the Board and set the number of options to be allotted to Gérard Mestrallet and to the Chief Operating Officer, and the Vice-President of the Executive Committee (Finance).

6.2 • EXECUTIVE INTERESTS IN THE SHARE CAPITAL

6.2.1

EXECUTIVE COMPENSATION

The following table presents the total compensation received by members of the Board of Directors, excluding the Chairman and Chief Executive Officer, and the total compensation received by members of the Executive Committee, including the Chairman and Chief Executive Officer:

In thousands of euros			2004		2003		2002
			Number	Total Compensation	Number	Total Compensation	Number	Total Compensation
Board of Directors			16	1.9	14	1.9	16	1.9
Executive Committee	(a	)	11	11.95	18	16.3	13	9.1
	(b	)			11	9.9

The table indicating total compensation received by the corporate officers and members of the Executive Committee is presented in Note 23 of the notes to the consolidated financial statements included herein.

The 2003 situation of the Executive Committee is presented twice:

•	firstly, (a) the actual situation is given in respect of the aggregate number of members, taking account of the changes that took place in the composition of the Executive Committee during 2003 (*), and in respect of the total compensation and ancillary payments including indemnities paid to its members on leaving the Committee;

•	and secondly, (b) the compensation of the Committee at December 31, 2003 taken over the year in question.

Executive Compensation

There is a fixed and variable component to the compensation of executives.

The change in the fixed part of the compensation is linked to changes in specific situations, an increase or material change in specific responsibilities, adjustments made necessary in light of the principles of equity applied internally within the Group or as a result of blatant differences in relation to the external “market”.

The variable part of the compensation seeks to compensate the management’s contribution to the profits of the company and the Group.

The variable part of the compensation, the balance of which was paid in 2004 in respect of fiscal year 2003, was calculated for Gérard Mestrallet, Jean-Pierre Hansen and Gérard Lamarche, to the greatest extent, based on criteria linked to the success of the action plan (reduction in debt, cash surplus prior to asset disposals, cost cutting) and for the rest, based on EBITDA and the net current earnings per share in relation to the global businesses. The figures resulting from this equation were significantly reduced, with the agreement of the persons concerned (by 50% in the case of Gérard Mestrallet) to take account of the significant amount of the exceptional negative earnings for fiscal year 2003.

For Executive Committee members who are in charge of a Group operating division, the variable part of compensation is 60% based on quantitative criteria (EBITDA of the division, Group current net earnings per share) and 40% based on qualitative criteria.

For Executive Committee members who are not in charge of a Group operating division, the variable part of compensation was calculated in the same way save in respect of the quantitative criteria, which take account only of Group performance (EBITDA, current net earnings per share).

The variable part of the compensation, the balance of which is payable in 2005, in respect of fiscal year 2004, for Gérard Mestrallet, Jean-Pierre Hansen and Gérard Lamarche is calculated based on current net earnings per share and cash flow, together with the absence of any exceptional negative earnings, the net cash surplus and the reduction in operating expenditure.

For Executive Committee members who are in charge of a Group operating division, half the variable compensation is based on qualitative criteria and half on quantitative criteria. The quantitative criteria that are used (net current earnings per share, EBITDA, net cash surplus, debt/equity ratio, the absence of any exceptional negative earnings) are taken into account in respect of 40% in relation to the performance of SUEZ, and 60% in relation to the performance of the division.

For the other members of the Executive Committee, it is calculated in the same way, save in respect of the quantitative criteria which are based solely on the performance of SUEZ.

The following table shows a comparison in respect of compensation paid to Executive Committee members during the fiscal year (variable compensation is paid by way of installments, with the balance being paid in the following fiscal year). (**)

Gross compensation including benefits in kind

In millions of euros	2004	2003(a)%
Fixed	6.4	6.3	+1.6
Variable	5.55	3.6	+54.2

Total	11.95	9.9	+20.7

Number of members on the Executive Committee	11	11

(a)	the situation presented is the actual situation at December 31, 2003, the comparison with the actual data linked to the changes in Committee members during the course of the year not being pertinent.

The variable compensation represented 46% of total compensation in 2004, compared to 36% in 2003.

Total average compensation paid to members of the Executive Committee increased from 0.90 million of euros in 2003 to 1.09 million of euros in 2004. The Executive Committee comprises all deputy vice presidents in charge of divisions, several of whom are subject to the employment criteria of the Belgian market.

Corporate officer compensation

The compensation amounts presented below do not include directors’ attendance fees.

The Group paid Gérard Mestrallet, Chairman and Chief Executive Officer, total compensation of 1,774,986 euros, of which 1,004,771 euros was fixed, including a benefit in kind in relation to the use of his company vehicle. The variable part of 770,215 euros represents 43% of total compensation (compared with 42% in 2003), and has increased by 3.3% compared with 2003.

Pursuant to the recommendation of the Compensation and Nomination Committee, as approved by the Board of Directors, the variable part of his remuneration for 2004 will amount to 1,500,000 euros.

Jean Gandois, Vice-Chairman of the Board of Directors and Vice-President, Group Company Special Projects, received total compensation of 1,150,485 euros.

6.2.2 INFORMATION ON STOCK OPTIONS

Stock subscription options granted by the Company and all Group companies during fiscal year 2004 to corporate officers, in office at December 31, 2004:

	Number of stock options granted		Subscription price	Date of Plan	Expiration Date
Gérard Mestrallet	385,000	(a)	18.14 euros	11/17/2004	11/16/2012

(a)	The exercise of these stock options is subject to certain conditions (see chapter 3, paragraph 3.2.5.2 “increased requirement system”):

Stock options exercised during fiscal year 2004 by corporate officers, in office at December 31, 2004:

	Number of stock options granted	Subscription price	Date of Plan	Expiration Date
Gérard Mestrallet	63,065	9.79 euros	10/15/1996	10/14/2004

6.2.3 INFORMATION ON RELATED PARTY TRANSACTIONS AND TRANSACTIONS WITH RELATED COMPANIES

A. Related Party Transactions

During the 2004 fiscal year, the Suez Board of Directors was not called upon to authorize any transactions governed by article L 225-38 of the French Commercial code

B. Transactions with related Companies

Tiru

One of the Group’s subsidiaries has entered into a purchase contract with Tiru, an equity method investee of Elyo (a subsidiary of Tractebel). The contract gives the subsidiaries the right to purchase from Tiru, the steam (energy) resulting from the incineration of household waste by Tiru. Although there are no minimum purchase requirements under this contract, the subsidiaries must first purchase steam from Tiru before purchasing from any other supplier. The prices under the contract are determined using an index that is based mainly on the current prices of coal. Purchases under the contract for the years ended December 31, 2004, 2003 totaled !32.7 and !27.5 million respectively. Payables due to Tiru were €7.6 million and €4.7 respectively.

Elia System Operator (ESO)/Elia

Elia, a subsidiary of Elia System Operator (ESO), was created in June 21, 2001 to manage the high-voltage electricity transmission network in Belgium. The Belgian Federal Council of Ministers’ appointment to manage the transmission network was finalized on September 13, 2002. ESO and Elia are accounted for under the equity method. From the date of appointment, the official transmission system operator pricing are controlled by government regulation (CREG).

Electrabel paid to ESO/Elia, electricity transmission fees amounted to !280.4 million in 2004 and !449.7 in 2003. Payables due to ESO/Elia were !12.8 million as of December 31, 2004 and !126.6 as of December 31,2003. The Group sold !110.8 million of services in 2004 and !122.8 in 2003.

Compagnie Nationale du Rhone (CNR)

During 2003, Energie du Rhône (joint subsidiary of Electrabel, 44%, and CNR, 51%) signed electricity purchase/sale contracts with CNR. The Group purchased !46.1 million in 2004 and !109.6 million in 2003 and sold !28.8 million in 2004 and !33.6 million in 2003 of electricity from/to CNR. Payables due to CNR were !10.5 million as of December 31, 2004 and !20.4 million as of December 31, 2003 and receivables due from CNR were !6.5 million and !5.8 million as of December 31, 2004 and 2003 respectively.

Inter-municipal companies

The Inter-municipal companies, equity method investee of the group, distribute gas and electricity produced by Electrabel and Distrigaz to Belgian non-industrial customers which do not qualify for deregulation. For the years ended December 31, 2004, 2003, Electrabel sold !963.9 million and !1,814.7 million respectively of electricity and gas to Inter-municipal companies. Electrabel and Electrabel Customer Solutions paid Inter-municipal companies !1,368.2 million and !944.2 million for the years ended December 31, 2004, 2003 for electricity and gas distribution.

The Inter-municipal companies do not have staff of their own. In accordance with the by-law, Electrabel contributes the provision of its services, its skills and its experience in terms of distribution with a view to ensuring the daily running of the mixed Inter-municipal companies. All work, supplies and services required for the purpose of the mixed Inter-municipal companies are therefore performed by Electrabel and its staff and billed to the Inter-municipal companies. The expenditures billed in 2004 and 2003 to the mixed Inter-municipal companies amounted to !625.8 million and !1,788.2 million respectively.

All receivables from the Inter-municipal companies for electricity, gas and services amounted to !243.3 million and !361.5 million as of December 31, 2004 and 2003 respectively.

As of December 31, 2004, and 2003 payables due to the Inter-municipal companies were !438.1 million and !344,5 million respectively.

As of December 31, 2004, Electrabel lends !536,7 million to the Inter-municipal companies through cash advances.

6.2.4 LOANS AND GUARANTEES GRANTED TO OR ISSUED IN FAVOR OF MEMBERS OF THE BOARD OF DIRECTORS OR MANAGEMENT STRUCTURES

None.

6.3 EMPLOYEE INCENTIVE SCHEMES

6.3.1 EMPLOYEE PROFIT-SHARING AND INCENTIVE PLANS

Each year, SUEZ employees benefit from a compulsory profit-sharing plan. In accordance with French law, the amounts paid do not give rise to a matching contribution by the employer.

Amounts paid during the last 6 years were as follows:

1999	4,258,249 euros
2000	5,083,977 euros
2001 (a)	552,420 euros
2002	112,051 euros
2003 (b)	—
2004	1,137,170 euros

(a)	The figures given from 2001 onwards are significantly lower due to the hive-off of the Water Division and a decrease in the number of employees at parent company level.

(b)	The losses booked by the Company in 2003 led, by applying the calculation formulas provided by ordinary law or any special formulas, to profit-sharing bonuses equal to zero. .

An incentive profit-sharing agreement was also signed on June 30, 1997. In accordance with French law, the amounts paid do not give rise to a matching contribution by the employer.

Amounts paid during the last 6 years were as follows:

1999	658,173 euros
2000	4,516,119 euros
2001 (a)	642,670 euros
2002	598,455 euros
2003	353,465 euros
2004	288,547 euros

(a)	The figures given from 2001 onwards are significantly lower due to the hive-off of the Water Division and a decrease in the number of employees at parent company level.

6.3.2 EMPLOYEE STOCK OWNERSHIP

SUEZ has a proactive employee stock ownership policy.

As of December 31, 2004, employees held 4.2% of the share capital acquired through a Group Employee Stock Ownership Plan offering standard subscription formulas and formulas with financial leverage and guaranteed capital within the scope of the Spring 1999, 2000, 2002 and 2004 programs.

Employees benefited from a 20% discount on the share price.

Since 1999, the year in which SUEZ launched the first employee stock ownership plan with a leveraged formula on an international scale, SUEZ has renewed this offer to Group employees whilst nevertheless updating the product offering using new techniques.

Currently, there are nearly 100,000 SUEZ employee shareholders in 30 countries.

6.3.3 STOCK OPTIONS GRANTED BY THE COMPANY AND BY ALL COMPANIES INCLUDED IN THE OPTION ALLOTMENT SCOPE DURING FISCAL YEAR 2004, TO THE 10 EMPLOYEES (WHO ARE NOT CORPORATE OFFICERS) OF THE ISSUER OR THESE COMPANIES RECEIVING THE GREATEST NUMBER OF OPTIONS

Number of options granted	Subscription price	Date of Plan	Expiration Date
957,000	18.14 euros	11/17/2004	11/16/2012

6.3.4 STOCK OPTIONS EXERCISED DURING FISCAL YEAR 2004 BY THE 10 GROUP EMPLOYEES (WHO ARE NOT CORPORATE OFFICERS) HAVING EXERCISED THE GREATEST NUMBER OF OPTIONS

Number of options granted (a)	Subscription price	Date of Plan	Expiration Date
169,570	13.32 euros	07/24/1996	07/24/2004
26,329	9.38 euros	10/15/1996	10/15/2004
29,355	16.74 euros	11/17/1997	11/17/2005

(a)	stock purchase options.

7

RECENT EVENTS AND PROSPECTS

See Note 24 to the consolidated financial statements, Section 4.1 “Vision and Strategy” and Section 5.1.9 “Outlook”.

The forward-looking information presented in this reference document represents objectives and prospects that are subject to certain risks and contingencies. Future results of the Group could thus differ from these objectives and prospects. Consequently, the reader should carefully review the risk factors presented in Chapter 4.7, “Risk Management”.

APPENDIX TO REFERENCE DOCUMENT

REPORTS ON INTERNAL CONTROL PROCEDURES

REPORT OF THE CHAIRMAN OF THE SUEZ BOARD OF DIRECTORS

ON THE TERMS AND CONDITIONS GOVERNING THE PREPARATION AND ORGANIZATION OF THE BOARD’S WORK, THE INTERNAL CONTROL PROCEDURES IMPLEMENTED BY THE COMPANY AND THE LIMITATIONS IMPOSED BY THE BOARD ON THE POWERS OF THE CHIEF EXECUTIVE OFFICER (PURSUANT TO ARTICLE L.225•37 OF THE FRENCH COMMERCIAL CODE) YEAR ENDED DECEMBER 31, 2004

Pursuant to Article L.225-37 of the French Commercial Code, I hereby report to you on the terms and conditions governing the preparation and organization of the work performed by the Board of Directors of SUEZ S.A. (hereinafter the “Company”), the internal control procedures implemented by the Company and the limitations imposed by the Board on the powers of the Chief Executive Officer.

1.• TERMS AND CONDITIONS GOVERNING THE PREPARATION AND ORGANIZATION OF THE BOARD’S WORK

1.1 Board of Directors

SUEZ was incorporated in the form of a limited liability company with a Board of Directors subject to the provisions of Book II of the French Commercial Code, as well as all laws applicable to business corporations.

Article 15 of the Company Bylaws defines the powers of the Board of Directors: “The Board of Directors determines the strategic direction of the Company’s activities and ensures its implementation. It considers all issues concerning the proper functioning of the Company and settles all matters relating thereto, within the scope of the corporate purpose and subject to those powers expressly granted by law to shareholders meetings. The Board of Directors performs all controls and verifications it considers appropriate. Each Director receives all information necessary to the performance of his duties and may request any documents he or she considers necessary.”

The Board met on 7 occasions during 2004.

In 2001, the Board of Directors adopted Internal Regulations, which were amended in January 2005, and a Directors’ Charter which set the terms and conditions governing its operation and the related requirements and limits. In addition, the SUEZ Ethics Charter and, in particular, the Confidentiality and Privileged Information Guide are applicable to Directors.

The Board relies on the work of specialized committees: the Audit Committee, the Ethics, Environment and Sustainable Development Committee, and the Compensation and Nomination Committee. The powers, duties and functions of these committees are defined in the Board’s Internal Regulations.

On July 9, 2003, following the conclusions of the Board’s performance assessment, the Board of Directors decided to eliminate the Strategy Committee and approved the set-up of periodic strategy consultative meetings, open to all Directors, so as to prepare Board decisions. The Internal .Regulations were accordingly amended.

Article 5 of the Directors’ Charter stipulates that the Board’s functioning must be assessed periodically (every two years at minimum) by an independent Director. This assessment was last made on December 9, 2003 and the report submitted to the Board of Directors on March 3, 2004.

On October 6, 2004, the Ethics, Environment and Sustainable Development Committee chose a methodology for evaluating the Board and its Committees based on a document prepared by an external consultancy firm, and after an invitation for bids from three specialized firms, it appointed an external consultant to carry out this evaluation.

The terms of summary report on the evaluation work were decided on by the Ethics, Environment and Sustainable Development Committee at its meeting of January 19, 2005, and submitted to the meeting of the Board of Directors held on the same day. The Board of Directors meeting held on March 9, 2005 recorded the suggestions for improvements in the functioning of the Board of Directors and its Committees and will oversee their implementation.

The Internal Regulations of the Board of Directors and the Directors’ Charter are available at the Company’s Headquarters and on its website, www.suez.com.

In its meeting on April 26, 2002, the Board of Directors decided to combine the functions of Chief Executive Officer and Chairman of the Board of Directors. The Internal Regulations define the internal rules determining the powers of the Chairman-Chief Executive Officer.

The terms and conditions governing the preparation and organization of the work conducted by the Board of Directors are detailed in Chapter 6, “Corporate Governance”, of the Annual Report. They follow the recommendations of the French Securities Regulator, the Autorité des Marchés Financiers or “AMF”.

1.2 Executive Management

Limitation of the powers of the Chairman-Chief Executive Officer

Article 3 of the Internal Regulations defines the powers of the Chairman-Chief Executive Officer.

1) The following decisions of the Chairman shall first be submitted to the Board of Directors for approval:

a) major decisions to set up operations abroad by creating entities, direct or indirect subsidiaries, or by acquiring a stake in a foreign operation, as well as any decisions to discontinue such operations;

b) significant operations likely to have an impact on the Group’s strategy or change its financial structure or scope of business.

The Chairman shall be responsible for determining whether or not such operations are “significant”.

2) The Chairman shall obtain prior authorization from the Board of Directors to carry out any of the following transactions involving an amount in excess of 500 million of euros:

a) to acquire or dispose of interests in any existing companies or companies that will be created; to contribute to the creation of any companies, groups and organizations; to subscribe to any issues of shares, share equivalents or bonds;

b) to approve all transactions involving an exchange of goods or securities, irrespective of whether or not a balancing cash adjustment is paid;

c) to acquire or dispose of any and all property;

d) in the event of a dispute, to enter into any agreements and settlements;

e) to grant any guarantees on business assets.

3) The Chairman shall obtain the prior authorization of the Board of Directors to carry out any of the following transactions involving an amount in excess of 1.5 billion of euros:

a) to grant or enter into any and all loans, borrowings and advances;

b) to acquire or dispose of any receivables in any manner whatsoever.

4) Before any Group Executive Management appointment or proposed appointment as Chairman of a company heading any of the Group’s businesses, the Board of Directors, which may delegate this function to the Compensation and Nomination Committee provided that said Committee duly reports thereon, shall be consulted by the Chairman in a timely manner.

2.• INTERNAL CONTROL PROCEDURES IMPLEMENTED BY THE COMPANY

2.1 Internal control objectives

Internal control is a process implemented by the SUEZ Board of Directors, management and other personnel, designed to provide reasonable assurance regarding the achievement of objectives in the following categories:

•	reliability of financial reporting;

•	compliance with applicable laws and regulations;

•	effectiveness and efficiency of operations.

The degree to which these objectives are achieved depends on the procedures in place intended to ensure compliance with management policies, the safeguarding of Company assets, the prevention and detection of fraud and error, the accuracy and completeness of accounting entries, and the preparation of reliable accounting and financial information within given deadlines.

The main purpose of internal control is to prevent and control risks, in terms of both corporate activity and with respect to error and fraud. However, as with any control system, it cannot provide absolute assurance as to the complete control or elimination of the risk of error and fraud.

2.2 General organization of internal control procedures

The internal control procedures can be presented according to the five components of the model proposed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This internationally recognized model, the five components of which are reminded below, presents the fundamental organization and internal control principles applicable to a company. Communicated throughout the Group, the COSO model serves as the control framework.

This report has been drafted based on contributions from the concerned functional Management. It has been sumitted to the Control and Disclosue Comittee for review and approval

This report deals with Internal Control at SUEZ Group level, i.e. at Headquarters and its four Divisions.

A. General control environment

The SUEZ Group structure includes Headquarters and four Divisions. The executive officers of the Divisions are responsible for conducting business, as directed by the SUEZ Executive Committee, which defines their objectives (the composition and function of the Executive Committee are described in Chapter 6 of the Annual Report). The Executive Committee meets twice a month to coordinate and control Group activities within the Divisions.

Headquarters management coordinates the functional activities, some of which apply transversally throughout the Group. These functional responsibilities can be assumed by Headquarters experts or expert networks within each Division.

A system for delegating powers has been set up to ensure operational efficiency and compliance of the decision-making process with the corporate governance principles. Delegations of powers downstream are defined within each company, taking into consideration guidelines defined by the Headquarters and the general corporate governance principles.

The principles which guide the conduct and actions of Group managers and personnel are set forth in the following documents provided to the Group companies: the SUEZ Values, the Ethics Charter, the Financial Managers Charter, the Environmental Charter, the International Social Charter and the Group Company Rules of Organization and Codes of Conduct.

The Human Resources Department plays a fundamental role, at the Group and individual company level, in the selection, deployment and development of appropriate human resources, guaranteeing the smooth operation of companies.

the internal Control Department, together with the afore-mentioned operational managers, are responsible for analyzing and improving financial and internal control processes and formalizing these processes so that their effectiveness can be assessed reliably.

B. Risk assessment

The Group has implemented an integrated business risk management policy covering all risk assessment and management techniques used by the Group. The policy is designed to provide an appropriate perspective of the risk portfolio by using methods and tools common to all the Divisions and functional departments. Because of its integration within the Company’s key processes, this architecture plays a part in the system of internal control and therefore is periodically assessed by Internal Audit.

To coordinate this new approach throughout the Group, a Chief Risk Officer has been appointed. The Chief Risk Officer reports directly to the Chairman and Chief Executive Officer and is responsible for the risk management function, Internal Audit and Assurance. A network of Risk Officers has been set up in the Divisions in order to deploy these new methods and tools for risk identification and management. Since September 2004, this network, together with several functional managers including Internal Audit, Internal Control and Management Control, has formed the Risk Advisory Committee which meets each quarter and is requested to present a report to the SUEZ Executive Committee and subsequently the Audit Committee via the Chief Risk Officer.

Under the authority of the Chief Risk Officer, the Risk Management Department lays down the major features of the Group’s risk management policy. It ensures that a consistent approach is used by the Divisions and functional departments to assess and manage risks and coordinates the network of Risk Officers in the Divisions, mainly through the Risk Advisory Committee. Risk management identifies and assesses the main risks to which the Group is exposed, together with the corresponding action plans.

C. Control activities

Control activities are based on a set of policies and procedures defined at the Headquarters, Division and individual company levels.

Each Headquarter functional department, represented in the Executive Committee (the composition and functioning of which are described in Chapter 6 of the Annual Report), defines its control procedures. These functional departments include : Operations; Finance; Human Resources; International and Institutional Relations; Communications; Business Strategy and Development; Risk, Organization and Central Services; the General Secretary and Legal.

The control procedures in the industrial and commercial sectors are defined, implemented and monitored mainly by subsidiary management and personnel, based on Group requirements and the specificities of each business. Certain controls are tested by independent organizations (safety and quality assurance standards), based on standards specific to these industrial activities (ISO, etc.).

Internal Audit is an independent function serving SUEZ management and the Audit Committee. It deploys internationally recognized audit methodologies and tools and periodically reports on its activities to the Group Audit and Executive Committees. Internal Audit is responsible for assessing the effectiveness and appropriateness of internal control in the Group and each of its entities. In the course of its assignments, Internal Audit assesses the organization of these entities and the risks related to their activities. It puts forward recommendations for improving the organization’s internal control and assists the personnel in its implementation so as to better manage their responsibilities.

D. Information and communication

In accordance with the Information Systems Governance (IS governance) principles, which determine its objectives, organizational models and measurement methods, and in liaison with the various Group Divisions represented on the IS Advisory Board (ISAB), the Information Systems Department (ISD) defines, together with the functional departments concerned, the information systems necessary for effectively managing operations and supporting the Headquarters and Group strategic objectives. The ISF develops and operates these systems (and their underlying infrastructures), which are either specific to Headquarters requirements, or “transversal” when they are deployed for Group purposes. The ISD analyzes and manages the risks related to these systems to ensure data availability, integrity and confidentiality, in compliance with legal and contractual requirements. Information systems that are not transversal or specific to the Headquarters are managed as appropriate on a decentralized basis by the various subsidiary IT departments.

The Group information system managers have aligned their security approach within an IS Security Forum (ISSF), which reports to the ISAB. This Board has established a charter of requirements for the Group and a framework for risk assessment and risk maturity levels. The roll-out of this approach is monitored in liaison with Internal Audit.

To facilitate the gradual convergence of Group information systems, an IS Purchasing Forum (ISPF) upstream tool has been set up to define common specifications and contractualization based on the Group’s purchasing power with providers of IT equipment, software, services and telecommunications, as certain categories are sourced in liaison with the “Opting” sourcing optimization program. An IS Architecture Forum (ISAF) has also been created, tasked with providing training and implementing projects to improve and streamline technical and functional architecture and particularly infrastructure.

In view of developments in information technology law, there is also an IS Legal Forum (ISLF) which, together with the Legal Department, partners the ISSF and the ISPF and informs the ISAB and the Divisions of any developments in legislation relating to the use of information technologies.

Lastly, an IS Strategic Committee (ISSC) formed by functional lines, divisional and information systems representatives, is currently being set up with a view to placing the entire IS strategy under the authority of the “IS Strategic Plan”, in order to ensure that information systems are suitably aligned with the Group’s strategy and business model.

This Committee will also be in charge of adapting the IS governance principles and of managing the portfolio of IT investments resulting from the IS Strategic Plan.

The Communications Department has the necessary resources to ensure the presentation of fair and reliable information and the control of image risk. The department, comprising four areas (Financial Communication, External & Internal Branding Strategy, Press Relations, and External Relations) is mainly responsible for coordinating Group-wide communication efforts that could impact SUEZ in terms of image, reputation, integrity, brand or share value.

The measures set up by the Communications Department include a validation process for each type of information communicated, whether internally or externally, a crisis management system, steering committees for each type of media, and the coordination of actions between the Headquarters and Division communication teams.

In addition, the Group has reinforced the procedures for drafting and communicating financial and non-financial information outside of the Group and defined the role of the Control & Disclosure Committee as part of the implementation of French and US financial transparency regulations.

This Committee, composed of SUEZ Executive Committee members, reviews the financial and non-financial information periodically published by the Group. This Committee is in contact with the SUEZ Audit Committee fo issues that come under its remit.

E. Internal control monitoring

The system of internal control must itself be assessed on a regular basis to ensure its efficiency and effectiveness in helping the Company to achieve its objectives. The scope and frequency of monitoring activities essentially depend on the importance and complexity of the processes and the extent to which they change over time.

Within the context of certain specific approaches (quality assurance programs, etc.), the Group has devised self-evaluation forms in order to estimate procedures and control quality. The aim of these approaches is to determine with greater efficiency the scope of certain improvement initiatives.

Certain Headquarters functional managers have mobilized networks of experts within each Division and at the Headquarters, which may lead to benchmarking between Group entities and the transfer of best practices.

The Group intranet ensures that personnel are fully and rapidly informed with respect to issues of general interest. A number of reference bases, standards and guidelines are regularly updated and circulated internally through the intranet tool.

The internal auditors, whose mission and assignments are described in the annual report, assist in the monitoring activity through audit engagements and by issuing recommendations and following up on their implementation.

2.3 Description of the internal control procedures implemented

A. Main organization and internal control procedures

In order to reach the operational and financial objectives it has set, the Group has implemented certain organizational and internal control measures in connection with the general organization described above. A more detailed description of the organizational and internal control procedures for three of the functional departments which play a vital role in the control areas covered by the COSO model is presented below.

Operations department

•	coordinates the Optimax action plan intended to improve control over Group operating expenses, working capital and investments in 2004. Its objective is to strictly monitor certain expense categories and working capital;

•	develops a global purchasing policy for certain categories of equipment under the Opting program. The gradual implementation of pooling procedures facilitates control and enables a more consistent and cost-effective management of the purchasing process;

As from April 2005, the Performance and Organization Department under the supervision of the Finance Department will be responsible for the Optimax action plan and the purchasing policy;

•	coordinates the major commercial and industrial accounts for all the Group Divisions and certain marketing analyses within SUEZ Industrial Solutions;

•	analyzes the environmental risks and coordinates the measures required to reinforce the control of these risks and compliance with environmental laws. This issue is discussed in the Activities and Sustainable Development Report.

Finance Department

The Finance Department reports to the Chief Financial Officer and comprises four functional departments:

•	Financial Operations, Cash management and Tax Department;

•	Planning, Control and Accounting Department;

•	Internal Control Department;

•	Performance and Organization Department, as from 2005;

as well as Division Financial Directors (with the exception of the SEE Division, where relations with Electrabel, Distrigaz and Fluxys are functional rather than hierarchical).

This organization ensures that the implementation of Group best practices and priorities by the financial networks is partially or fully centralized for certain areas (cash, taxes, major projects) and decentralized for others, such as management control. Management control is represented and organized at each managerial level of the Group to take into account the specificities of each business. Management controllers report to the Financial Director of their specific entity. Central management control develops and coordinates the management controllers network in order to ensure that the entire control chain is able to produce the summary information necessary at Group level.

The Finance department:

•	ensures that significant Group financial transactions are carried out (raising capital on the bond and financial markets, project financing, disposals, mergers and acquisitions, listed security transactions) and acts as Group interface vis-à-vis rating agencies;

•	manages, in consultation with the Divisions, Group treasury (debt, liquidities), based on a system for reporting and forecasting debt and for monitoring financial ratios and covenants;

•	analyzes, together with the Divisions, the main financial risks to which the Group is exposed (interest rates, main foreign currencies and bank counterparties). It also devises tools for measuring positions and defines the risk hedging policy;

•	analyzes investment projects and commitments, draft contracts and Group assets. The investment projects and commitments must comply with the Group approval procedure, which calls for the organization of a consideration Committee (at the preliminary stage of the project) and an Investment Committee (prior to the filing of a firm offer). Beyond a certain limit, these committees meet at the SUEZ level in the presence of the central department concerned; reports are drawn up on the decisions taken and periodically submitted to the Board of Directors;

•	develops and coordinates a tax management network to limit risk and optimize the management of direct and indirect taxes in connection with tax planning;

•	analyzes and improves processes and internal control pertaining to financial matters;

•	coordinates a network of internal controllers within the Headquarters and the Divisions with a view to ensuring the rigorous application of the “Codis” methodology designed to strengthen internal control over the Group’s accounting and financial processes;

•	assists in drawing up annual and interim reports on the organization, financial procedures and internal control, pursuant to the disclosure requirements provided for in French and US laws;

•	coordinates the budget and forecasting process (mid-term plan) and sets the major financial parameters and macro-economic assumptions underlying the quantification of any forecast;

•	analyzes the variances in forecast data and variances between forecast and actual data;

•	produces a monthly reporting package covering investments, the main operational management indicators and the trend in the main financial aggregates;

•	ensures the reliability of accounting and management data, specifically by determining the nature, scope, format and frequency of relevant financial reporting at Group level that must be supplied by the Divisions. It also sets the financial reporting standards, including the accounting standards and procedures, performance indicators, instruments and standardized consolidation processes of forecast and actual data.

Legal Department (Corporate and International)

•	counsels the Headquarters and Divisions and provides legal opinions where appropriate;

•	participates, where necessary, in liaison with the Divisions and other functional departments, in the preparation and negotiation of legal documentation;

•	assists in analyzing investment projects and planned commitments, draft contracts and Group assets, as part of the approval procedures carried out by the Investment Committee;

•	sets up a network of legal experts responsible for supervising and managing Group legal risks by practicing its early warning duty and right of notification;

•	collects the data necessary for the monitoring of legal risks with the support of periodic centralized reporting from the Divisions and the Headquarters.

B. Internal control procedures relating to the preparation and processing of financial and accounting information

The internal control procedures relating to the preparation and processing of financial and accounting information are mainly implemented by the Planning, Control and Accounting Department within the Group Finance Department the Division finance departments, ensuring that the procedures are duly implemented within all operational subsidiaries. The majority of these processes are constantly adapted to ensure they are aligned to Group requirements.

The Planning, Control and Accounting Department is responsible for closing the SUEZ company accounts, consistency of accounting and financial data, and preparing the Group consolidated accounts. Accordingly it relies on the following internal control procedures:

•	Definition and communication of Group accounting policies: the manual of accounting standards and policies enacted by the Group is communicated on the SUEZ intranet. It may be consulted by the entire Group Finance functions and is regularly updated in line with the latest developments in French, US and international standards. The manual includes a definition of the performance indicators used by the Group. Information or training sessions are organized to comment new developments or complex technical issues.

•	Definition and communication of closing instructions: prior to each consolidation phrase, the assumptions used to prepare the accounts at year-end (rates table for foreign exchange, discount and tax rates), and the scope and timetable for submitting data are posted to the SUEZ intranet. In addition, information is also addressed to the Division financial managers, who relay it to the Group subsidiaries.

•	Development, roll-out and maintenance of the consolidation IT tool: the user manual may be accessed on the Group intranet and is available to the entire Group Finance function. The configuration of the tool is updated at each phase of the consolidation in line with new requirements. The reporting tool’s standardization (in terms of configuration, maintenance, communication and control of compliance with instructions) secures and harmonizes data processing. Appropriate training sessions are held regarding complex modules or to brief new Group members.

•	Development of a dynamic reporting process to speed up the production and frequency of accounting and management data and align performance indicators with new developments in the Group and its environment, particularly via the reconciliation of forecast data generated by the budget process with actual data.

•	Review of the accounting treatment applied to the Group’s major transactions. The Planning, Control and Accounting Department determines the accounting treatment to be applied to major acquisitions, restructuring and disposals and approves the treatment used to account for significant transactions initiated by the Divisions.

•	Communication of accounting and financial information to the Group’s administrative and management bodies and verification of financial information prior to its dissemination by the Communications Department.

3. INTERNAL CONTROL PROGRESS PLAN

In 2003, the Group implemented the Codis program in order to strengthen the main financial reporting flows and improve internal control within the Group. The program was also developed to ensure the compliance of procedures and internal control with French (Financial Security Act) and US (Sarbanes-Oxley Act) regulations.

This program was strengthened in 2004 by a more extensive deployment within the Divisions and the creation of the Internal Control Department at the Headquarters and the Divisions. Instructions based on the COSO model are regularly sent to the Group entities to ensure a consistent approach throughout the Group and the rigorous on-site implementation of the program. The Internal Control department also coordinates a multifunctional taskforce mainly comprised of representatives from the financial, legal, internal audit and information systems Departments within the Headquarters and Divisions.

In 2003 the Group implemented a project to facilitate transition to IFRS. A project team was set up in order to ensure coordination, supervision, and operational follow-up with the support of 50 professionals (engineers, financial experts, accountants and IT experts) in its Divisions and subsidiaries. In conjunction with listed European companies, the technical proposals regarding the accounting treatments and choices of options available under IFRS, are submitted to a Steering Committee chaired by the Chief Financial Officer, who is responsible for final approval before the document is submitted to the competent decision-making bodies.

The diagnostic phase carried out in 2003 consisted in identifying, on the basis of existing IFRS standards, the main differences between the accounting principles applied by the Group and the IFRS standards that would be applicable at December 31, 2005, as well as the practical consequences of their application. The deployment phase currently underway within the Group (training, adaptation of IT systems, etc.) is enabling the transition to IFRS standards to be made. The 2005 financial statements and opening balance sheet can thus be prepared according to IFRS standards. The information published by the Group has been reviewed by the Audit Committee, which has been involved throughout the project in choices on options and issues linked to adopting IFRS standards, as well as by the Board of Directors.

The adoption of International Financial Reporting Standards (IFRS) by the Group and the resulting move towards more extensive and rigorous financial reporting helps to strengthen internal control. The application of IFRS facilitates the harmonization of accounting principles throughout the Group. A guide to the International Financial Reporting Standards applicable to the Group’s accounts was published on January 1, 2004.

As the Company is subject to the requirements of the US Sarbanes–Oxley Act in its capacity as a foreign private issuer, the Internal Control department has developed an approach designed to ensure consistent practices across the Group as this law becomes progressively applicable to European companies.

Work is monitored by the SUEZ Control and Disclosure Committee, which also informs the SUEZ Audit and Executive Committees.

STATUTORY AUDITORS’ REPORT

PREPARED IN ACCORDANCE WITH ARTICLE L.225-235 OF THE FRENCH COMPANY LAW (CODE DE COMMERCE), ON THE REPORT PREPARED BY THE PRESIDENT OF THE BOARD OF SUEZ COMPANY, ON THE INTERNAL CONTROL PROCEDURES RELATING TO THE PREPARATION AND PROCESSING OF FINANCIAL AND ACCOUNTING INFORMATION.

This is a free translation of a French language original for convenience purposes only.

To the shareholders,

In our capacity as statutory auditors of SUEZ Company, and in accordance with article L.225-235 of the French Company Law (Code de commerce), we report to you on the report prepared by the Chairman of your company in accordance with article L.225-37 of the French Company Law (Code de commerce) for the year ended 12/31/04.

It is for the Chairman to give an account, in his report, notably of the conditions in which the duties of the board of directors are prepared and organized and the internal control procedures in place within the company.

It is our responsibility to report to you our observations on the information set out in the Chairman’s report on the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with the professional guidelines applicable in France. These require us to perform procedures to assess the fairness of the information set out in the Chairman’s report on the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably consisted of:

•	obtaining an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the Chairman’s report;

•	obtaining an understanding of the work performed to support the information given in the report.

On the basis of these procedures, we have no matters to report in connection with the information given on the internal control procedures relating to the preparation and processing of financial and accounting information, contained in the Chairman of the board’s report, prepared in accordance with article L.225-37 of the French Company Law (Code de commerce).

Neuilly-sur-Seine, April 12, 2005

The statutory auditors,

Deloitte & Associés	Barbier Frinault & Autres Ernst & Young

Jean-Paul Picard	Christian Chochon

COMBINED ANNUAL GENERAL MEETING OF MAY 13, 2005

COMBINED ANNUAL GENERAL MEETING OF MAY 13, 2005

AGENDA

A. Deliberating as an Ordinary General Meeting

•	Board of Directors’ report

•	Auditors’ Reports

•	Approval of the transactions and the annual financial statements for fiscal year 2004

•	Appropriation of earnings and declaration of the dividend

•	Reallocation of the special long-term capital gains reserve accounts within shareholders’ equity

•	Regulated related-party agreements

•	Approval of the consolidated financial statements for fiscal year 2004

•	Renewal of the terms of offices of three Directors

•	Appointment of one Director

•	Renewal of the appointments of a Principal Statutory Auditor and a Deputy Statutory Auditor

•	Appointment of a Deputy Statutory Auditor

•	Authorization for the Board of Directors to trade in the Company’s shares

B. Deliberations of the Extraordinary General Meeting

•	Board of Directors’ Report

•	Statutory Auditors’ Special Report

•	Independent Expert’s Report

•	Authorization for the Board of Directors to reduce the Company’s share capital by cancelling shares

•	Authorization for the Board of Directors to perform a share issue, with cancellation of preferential subscription rights, in favor of Spring Multiple 2005 SCA

•	Authorization for the Board of Directors to grant free shares to employees

•	Powers to carry out the Shareholders’ decisions and perform the related formalities

BOARD OF DIRECTORS’ REPORT

A.• BOARD OF DIRECTORS’ REPORT TO THE ORDINARY SHAREHOLDERS’ MEETING

Approval of transactions and the annual financial statements for fiscal year 2004 (first resolution)

The Shareholders are asked to approve the Company’s transactions and annual financial statements for fiscal year 2004 which resulted in a net profit of 1,743,540,312.88 euros.

Appropriation of earnings and declaration of the dividend (second resolution)

The Combined Ordinary and Extraordinary Shareholders’ Meeting of April 27, 2004 decided to offset the losses of the 2003 fiscal year of 1,847,968,412.98 euros:

•	in part, against the retained earnings for the previous fiscal year (1,248,429,575.47 euros) which as a result were reduced to zero, and

•	in respect of the balance (599,538,837.51 euros), against the “Special long-term capital gains reserve” account.

This same Shareholders’ Meeting also decided to maintain the dividend of 0.71 euro per share by deducting these sums from the “Special long-term capital gains reserve” account and was informed that, in the event that the Company held a certain number of its own shares, at the time of payment of these dividends, the sum corresponding to the dividends not paid on these shares would be allocated to the retained earnings account.

On May 3, 2004, the day on which the dividends for fiscal year 2003 were paid, SUEZ held 12,148,912 of its own shares, and the sum in question which should have been allocated to the retained earnings account therefore stood at 8,625,727.52 euros.

In fact, at the time, it seemed preferable to leave the 8,625,727.52 euros in the “Special long-term capital gains reserve” account, rather than deduct this amount from this account and then allocate it to the retained earnings account.

The retained earnings account therefore initially remained at zero.

In addition, the Amended Finance Act for 2004 having brought in a special 2.5% tax on the total amount of the “Special long-term capital gains reserve” account, the Company had to allocate this tax of 2,854,530 euros temporarily to the retained earnings account which, as a result, was reduced to a negative amount of 2,854,530 euros.

Given SUEZ’ capacity for continued growth and its ability to improve its cash flows and in order for the Shareholders’ dividend payments to reflect the Group’s improved results, the Board of Directors proposes to increase the dividend for fiscal year 2004 from 0.71 euro to 0.80 euro per share, which represents an increase of nearly 13% when compared with 2003.

Given that net profits of 1,743,540,312.88 euros were made in fiscal year 2004 and that the retained earning account shows a negative balance of 2,854,530 euros, the Board of Directors accordingly proposes the following allocation of the net distributable amount of 1,740,685,782.88 euros:

in euros
Statutory dividend of 5% of the par value of 1,020,465,386 the shares existing at December 31, 2004 that is, 1,020,465,386 x 0.10 euro	102,046,538.60
Additional dividend on the 1,020,465,386 shares that is, 1,020,465,386 x 0.70 euro	714,325,770.20
Total distribution that is, 1,020,465,386 x 0.80 euro	816,372,308.80
Retained earnings	924,313,474.08
1,740,685,782.88

If the Shareholders approve this proposal, the net dividend for fiscal year 2004 distributed in respect of the 1,020,465,386 shares existing at December 31, 2004 will amount to 0.80 euro per share. This entire distribution is eligible for the 50% deduction specified in paragraph 3 of Article 158 of the French Tax Code.

As from January 1, 2005, dividends distributed by companies no longer give rise to an avoir fiscal (special tax credit on dividends); at the same time, companies are no longer liable for payment of the précompte mobilier (special equalization tax on dividends). However, distributions of dividends made in 2005 are subject to a special 25% levy, pursuant to Article 95 of the 2004 Finance Act. This levy gives rise to a receivable for the same amount held on the French Treasury and does not constitute either an expense for the fiscal year, or an appropriation of earnings.

This dividend shall be payable as from Monday, May 16, 2005.

In the event that, on the date when the dividend is paid, the Company holds a certain number of its own shares, the sum corresponding to the dividends not paid on these shares will be allocated to the retained earnings account.

This dividend compares as follows with the dividends paid over the last three years:

Fiscal Year	Number of shares with dividends	Breakdown of amounts (€)	Net dividend (€)	Avoir fiscal (€)	Total earnings (€)
2001	985,306,648 shares fully paid in	699.6 million	0.71	0.355	1.065
	4,817,150 shares not fully paid in	2.9 million	0.61	0.305	0.915
2002	991,856,863 shares fully paid in	704.2 million	0.71	0.355	1.065
	3,386,799 shares not fully paid in	2.1 million	0.61	0.305	0.915
2003	992,256,980 shares fully paid in	704.5 million	0.71	0.355	1.065
	3,273,914 shares not fully paid in	2.3 million	0.71	0.355	1.065

Reallocation of the special long-term capital gains reserve accounts to shareholders’ equity (third resolution)

The Company has a special long-term capital gains reserve account of a total of 114,681,223.85 euros broken down as follows:

(in euro)

•	Capital sub-account: 58,016.61;

•	Additional paid-in capital sub-account: 96,213,475.12;

•	Legal reserve sub-account: 2,738,411.21;

•	Special long-term capital gains reserve: 15,671,320.91.

•	Pursuant to Article 39 of the 2004 Amended Finance Act, the Shareholders are asked to approve:

•	the transfer of the balance of the Special long-term capital gains reserve account (15,671,320.91 euros) to a “Miscellaneous reserves” accoun;, and

•	the transfer of the Special long-term capital gains reserve sub-account, from the “Additional paid-in capital” account (96,213,475.12 euros) to the same “Miscellaneous reserves” account.

It should be noted that the sums in the Special long-term capital gains reserve sub-accounts under the “Capital” and “Legal reserve” accounts will lose their specific allocation.

As a result, the Board of Directors proposes that the Shareholders approve the transfer of 2,854,530 euros, which corresponds to the special 2.5% tax that the Company is liable to pay, from the “Miscellaneous reserves” account to the “Retained earnings” account.

Regulated related-party agreements (fourth resolution)

Regulated related-party agreements falling within the scope of articles L.225-38 and L.225-86 of the French Commercial Code are the subject of the Statutory Auditors’ special report.

This special report is set out on page 242 of this Reference Document.

In accordance with French law, the Board of Directors proposes to record the information set out in this report.

Approval of the consolidated financial statements for fiscal year 2004 (fifth resolution)

The Shareholders’ Meeting is asked to approve the Group’s consolidated financial statements for fiscal year 2004 which show consolidated net profits of 1804 million euros.

Renewal of the terms of office of three Directors and appointment of one Director (sixth to ninth resolutions)

Taking account of the decisions of the Shareholders’ Meeting of May 4, 2001 which adopted the corporate structure of a société anonyme à Conseil d’Administration (a French corporation with a board of directors) and by the Board of Directors’ meeting on the same day which followed on from the Shareholders’ Meeting, the terms of office of five directors expire at the 2005 Annual Shareholders’ meeting, namely:

•	Mr. Paul Desmarais Jr.;

•	Mr. Lucien Douroux;

•	Mr. Jean Gandois;

•	Mr. Gérard Mestrallet;

•	Lord Simon of Highbury.

Messrs. Douroux and Gandois have not asked for their terms of office to be renewed.

Mr. Douroux, former Chief Executive Officer of Crédit Agricole, was appointed a Director of Compagnie de SUEZ in September 1993 and Director of Lyonnaise des Eaux in January 1997. He was one of the key figures who masterminded the transformation of SUEZ which, in the 1990’s, progressively sold its banking investments, Banque Indosuez and Sofinco, to Crédit Agricole, in order to create, alongside Société Générale de Belgique and Lyonnaise des Eaux, the Group that SUEZ is today.

Mr. Douroux was a member of the Supervisory Board of SUEZ Lyonnaise des Eaux from June 1997 to May 2001, and was then appointed Director of SUEZ from May 2001. He has moreover been a member of the Audit Committee since January 1999.

The Board wishes to express its sincere and deep gratitude to Mr. Douroux for the work he has done for the Group over the past twelve years and for the support that he himself, and Crédit Agricole through his agencies, have provided to SUEZ during this time of in-depth transformation.

Mr. Gandois, former Chairman of several major French and Belgian industrial companies (Sollac, Rhône-Poulenc, Péchiney, Cockerill Sambre) and ex-Chairman of the Conseil National du Patronat Français (“CNPF”, National Council of French Employers), now known as the MEDEF, was appointed a Director of Lyonnaise des Eaux in June 1986. As a Director of Lyonnaise des Eaux and Société Générale de Belgique, he was another key person in the construction of the business that SUEZ is today.

Mr. Gandois was Vice-Chairman of the Supervisory Board of SUEZ Lyonnaise des Eaux from June 1997 to June 2000, Chairman of its Supervisory Board from June 2000 to May 2001, and then Vice Chairman of the Board of Directors of SUEZ from May 2001 onwards. In addition, he has also been the Chairman of the Compensation and Nomination Committee since June 1997 and he chairs the Consultative Committee of SUEZ’s Shareholders.

The Board of Directors wishes to express its profound gratitude to Mr. Gandois for his contribution to the development of the Group over a period of nearly 20 years.

The Shareholders are asked to renew the terms of office of the 3 other Directors (Mr. Desmarais Jr., Mr. Mestrallet and Lord Simon of Highbury) whose terms of office end at this Shareholders’ Meeting.

Moreover, in order to make up the number of members on the Board, the Shareholders are asked to appoint a new Director, Mr. Richard Goblet d’Alviella, 56 years old, Chief Executive Officer of the Belgian company, Sofina, which holds 1.2% of the capital and 1% of the voting rights in SUEZ.

Mr. Goblet d’Alviella holds a commercial engineer’s degree from the University of Brussels, and a Master’s degree in business administration from Harvard Business School. A Belgian citizen, he has a background in international investment banking, specializing for fifteen years in international finance, both in London and New York. He was the Managing Director of the Paine Webber Group before joining Sofina, a Belgian company, where he has been Chief Executive Officer since 1989.

In the sixth resolution, the Shareholders are asked to renew the term of office of Mr. Paul Desmarais Jr., a non-independent Director, for a term of 4 years. His term of office will expire at the end of the Ordinary Shareholders’ meeting held to approve the financial statements for fiscal year 2009.

In the seventh resolution, the Shareholders are asked to renew the term of office of Mr. Gérard Mestrallet, an Executive Director, for a term of 4 years. His term of office will expire at the end of the Ordinary Shareholders’ Meeting held to approve the financial statements for fiscal year 2009.

In the eighth resolution, the Shareholders are asked to renew the term of office of Lord Simon of Highbury, an Independent Director, for a term of 4 years. His term of office will expire at the end of the Ordinary Shareholders’ Meeting held to approve the financial statements for fiscal year 2009.

In the ninth resolution, the Shareholders are asked to appoint Mr. Richard Goblet d’Alviella, an Independent Director, for a term of 4 years. His term of office will expire at the end of the Ordinary Shareholders’ Meeting held to approve the financial statements for fiscal year 2009.

In light of these changes:

•	the duties of three Directors, whose term of offices are coming to an end, are being renewed (Mr. Desmarais Jr., Mr. Mestrallet and Lord Simon of Highbury);

•	the duties of two Directors, whose term of offices are coming to an end, are not being renewed (Mr. Douroux and Mr. Gandois);

•	a new Director is being appointed (Mr. Goblet d’Alviella);

•	and if you approve the corresponding resolutions that are being put to your vote, at the end of this Shareholders’ Meeting, the Board of Directors of SUEZ will have 15 members:

		Independent «I»	Non-independent «NI»
in accordance with the criteria set out in the Bouton Report on corporate governance
Gérard Mestrallet	Chairman and Chief Executive Officer		NI - Executive
Albert Frère	Vice-Chairman		NI(1)
Edmond Alphandéry	Director	I
Antonio Brufau	Director	I
René Carron	Director		NI(2)
Gerhard Cromme	Director	I
Etienne Davignon	Director		NI(3)
Paul Desmarais Jr.	Director		NI(1)
Richard Goblet d’Alviella	Director	I
Jacques Lagarde	Director	I
Anne Lauvergeon	Director	I
Jean Peyrelevade	Director	I
Thierry de Rudder	Director		NI(1)
Jean-Jacques Salane	Director		NI - Group Employee
Lord Simon of Highbury	Director	I
		8	7

(1)	Senior management executive or representative of a group, Groupe Bruxelles Lambert, which holds more than 10% of the voting rights of SUEZ.

(2)	Chairman of a banking group, Crédit Agricole, which is one of the main banks of SUEZ.

(3)	Senior management executive of subsidiaries of the SUEZ Group.

Out of the 15 members who should make up the Board of Directors at the end of this Shareholders’ Meeting, 8 are deemed to be independent, in accordance with the criteria set out in the Bouton Report on corporate governance.

Renewal of the appointments of a Principal Statutory Auditor and a Deputy Statutory Auditor (tenth and eleventh resolutions)

The Shareholders are asked:

•	to renew the appointment of Deloitte & Associés, as Principal Statutory Auditor.

The appointment of Deloitte & Associés will expire at the end of the Ordinary Shareholders’ Meeting held to approve the financial statements for fiscal year 2010.

•	to renew the appointment of BEAS, as Deputy Statutory Auditor.

BEAS will act as the deputy for Deloitte & Associés and its appointment will expire at the same time as the appointment of the Principal Statutory Auditor, that is, at the end of the Ordinary Shareholders’ Meeting held to approve the financial statements for fiscal year 2010.

Appointment of a Deputy Statutory Auditor (twelfth resolution)

As Mr. Francis Scheidecker, Deputy Statutory Auditor for Barbier Frinault & Autres (Ernst & Young), has now retired, the Shareholders are asked to appoint to replace him as Deputy Statutory Auditor, Mr. Francis Gidoin, a member of the Compagnie régionale des Commissaires aux Comptes de Versailles (The Regional Association of Statutory Auditors of Versailles).

Mr. Francis Gidoin will act as the deputy for Barbier Frinault & Autres (Ernst & Young) and his appointment will expire at the same time as the appointment of Barbier Frinault & Autres (Ernst & Young), that is, at the end of the Ordinary Shareholders’ Meeting held to approve the financial statements for fiscal year 2006.

Authorization for the Board of Directors to trade in the Company’s shares (thirteenth resolution)

The Shareholders’ Meeting of April 27, 2004 authorized the Company to trade in its own shares on the stock exchange, on the following terms:

•	maximum purchase price: 36 euros;

•	minimum sale price: 12 euros;

•	maximum shareholding: 10% of the capital;

•	total amount of acquisitions: 3.6 billions of euros.

Between the Shareholders’ Meeting of April 27, 2004 and February 28, 2005, the Company purchased 1,541,150 of its own shares for a total amount of 3.17 million of euros and at a price per share of 20.571 euros and sold 797,004 shares for a total amount of 17.3 million of euros and at a price per share of 21.736 euros.

The authorization granted to the Board of Directors by the Shareholders’ Meeting of April 27, 2004, to trade in the Company’s shares expires in October 2005. The Shareholders are today asked to grant the Board of Directors, at the same time as the cancellation of the previous authorization, a new authorization to trade in the Company’s shares for a period of eighteen months.

This authorization takes account of the provisions of European Regulation no. 2273/2003 of December 22, 2003, implementing Directive 2003/6/EC of January 28, 2003, known as the “Market Abuse” Directive, as transposed into the General Regulation of the Autorité des Marchés Financiers (the French financial markets authority), which came into effect on October 13, 2004.

Share purchases would enable an investment services provider to stabilize the share price, under a liquidity agreement, in accordance with the terms of the Code of Conduct of the AFEI (French Association of Investment Firms) (such an agreement having been entered into on December 6, 2004) or subsequently to cancel securities in order to improve the return on equity and earnings per share. In this respect, the Shareholders are asked in the fourteenth resolution to renew the authorization to reduce the share capital as a result of such cancellation. The share purchases will also enable employee programs and stock option plans to be put in place and allow transactions to be undertaken by way of transfer, sale or exchange of shares.

The Shareholders are asked:

•	to confirm that the maximum purchase price shall be maintained at 36 euros, that is the same as last year;

•	to increase the minimum sale price to 16 euros, as compared with 12 euros last year.

The proposed terms are therefore as follows:

•	maximum purchase price: 36 euros;

•	minimum sale price: 16 euros.

This price nevertheless being calculated, where applicable, in accordance with the statutory provisions in force in the event of application of the possibilities offered by article L.225-209 paragraph 3 of the French Commercial Code.

•	maximum shareholding: 10% of the capital;

•	total amount of acquisitions: 3.6 billions of euros.

This authorization is granted for a period of eighteen months as from the date of this Shareholders’ Meeting.

B. BOARD OF DIRECTORS’ REPORT TO THE EXTRAORDINARY SHAREHOLDERS’ MEETING

Authorization for the Board of Directors to reduce the Company’s share capital by cancelling shares (fourteenth resolution)

The authorization, granted by the Shareholders’ Meeting of April 27, 2004, to reduce the share capital by cancelling shares expires in October 2005.

The Shareholders are asked to grant the Board of Directors a new authorization, at the same time as the cancellation of the previous authorization, for a period of eighteen months, to reduce the share capital by cancelling all or part of the shares purchased by the Company pursuant to article L.225-209 of the French Commercial Code.

The Board of Directors would, therefore, be authorized to reduce the share capital of the Company, subject to the maximum legal limit of 10% of its amount, by twenty-four month period.

Employee stock ownership plan

The fifteenth resolution presented to this Shareholders’ Meeting seeks to develop employee stock ownership throughout the Group by enabling the launch of a fifth international employee stock ownership plan.

A prospectus concerning this plan will be submitted for approval to the Autorité des Marchés Financiers.

As in 1999, 2000, 2002 and 2004, the objectives of this plan are to:

•	make employees full working partners of the Group;

•	focus special attention on value creation, this being the point where Shareholder and employee interests converge;

•	enable employees to be involved with the Shareholders’ choices made at Annual Shareholders’ Meetings;

•	expand the international basis of the employee stock owner concept.

Two investment formulas will be proposed to employees within the scope of this plan:

•	a “standard” investment formula, without financial leverage; and

•	a “multiple” investment formula, with financial leverage and guaranteed capital.

The aim of the resolution is to grant the Board of Directors the necessary means to implement this plan.

Authorization for the Board of Directors to increase the Company’s share capital, with cancellation of preferential subscription rights, in favor of Spring Multiple 2005 SCA (fifteenth resolution)

Shareholders are asked to authorize the Board of Directors to issue, over a period of one year, shares reserved to Spring Multiple 2005 SCA, up to a maximum nominal amount of 30 million of euros.

The share issue price will be equal to the price offered to employees subscribing for the “multiple” investment formula for 2005 under the sixteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of April 27, 2004.

Spring Multiple 2005 SCA is a Luxembourg société en commandite par actions (a limited partnership with shares), whose shares will be offered to the employees of non-French subsidiaries of the Group in the following countries: Argentina, Belgium, Brazil, Chile, Hong Kong, Hungary, Indonesia, Macao, Morocco, Mexico, New Caledonia, Peru, French Polynesia, Portugal, Principality of Monaco, Czech Republic, United Kingdom and Switzerland who, for reasons of local regulations and taxation, are not able to subscribe for shares in SUEZ under the sixteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of April 27, 2004.

The shares of SUEZ being subscribed for by Spring Multiple 2005 SCA will be transferred:

•	in part to Crédit Agricole and/or one of its subsidiaries with the aim of ensuring the coverage of the “multiple” investment formula offered to Actionnaires commanditaires (employee stock holders) of Spring Multiple 2005 SCA;

•	in part to Crédit Agricole and/or one of its subsidiaries with the aim of ensuring the coverage of the “multiple” investment formula offered to employees of non-French subsidiaries of the Group in the following countries: Germany, Australia, Austria, Spain, the United States, Norway, the Netherlands, Poland, Sweden and Thailand who directly subscribe for shares of SUEZ in the context of the sixteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of April 27, 2004.

In order to adapt the subscription formulas that will be offered to employees in each country, where applicable, the Shareholders are asked to grant the Board of Directors full powers, together with the possibility to sub-delegate these powers, to define the subscription formulas and, where appropriate, to modify the breakdown of countries on the list that sets out those countries where the employees will be offered shares of Spring Multiple 2005 SCA and those identified in the last paragraph at the second bullet point above.

The issue of the equality of the conditions relating to the issue of SUEZ shares to Spring Multiple 2005 SCA was submitted to an Independent Expert, Mr. Jean Borjeix, whose report on this matter has been made available for your review.

As indicated in the note preceding the fifteenth resolution, the employees of non-French subsidiaries of the SUEZ Group located in one of the countries listed in the note, who are eligible to benefit from either of the Spring 2005 formulas and who wish to be able to benefit from them at a later date, are not allowed to vote on this resolution.

If, as a result of a large number of subscriptions, the number of shares subscribed exceeds the maximum number of shares authorized to be issued pursuant to the fifteenth resolution of this Shareholders’ Meeting and the sixteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of April 27, 2004, employee subscriptions will be reduced in accordance with the following rules:

•	the reduction will be made on an individual resolution basis; if the maximum number of shares which may be issued under one resolution is not exceeded, the employees concerned by this resolution will receive the full number of shares subscribed;

•	if, in respect of one of the two resolutions mentioned above, the number of shares subscribed for exceeds the maximum number of shares authorized to be issued under the relevant resolution, the employee subscription will be reduced proportionately;

•	if, in respect of one of the two resolutions mentioned above, the number of shares subscribed for exceeds the maximum number of shares authorized to be issued under the relevant resolution, and one of the countries included in the scope of the resolution is itself subject, for reasons of local regulations and taxation, to a maximum subscription limit (hereafter referred to as a “capped country”) and this maximum limit is also exceeded, subscriptions submitted by employees located in the capped country will be reduced proportionately, in priority;

•	if such a reduction does not enable compliance with the maximum number of shares which may be issued under the relevant resolution, a further proportionate reduction will be carried out, concerning all the employees affected by that resolution, including those located in one or more capped countries, those employees located in capped countries being treated in the same way as employees from other countries;

•	employees from Germany, the United States, Australia, Austria, Spain, the Netherlands, Norway, Poland, Sweden and Thailand who subscribe for shares in SUEZ under the terms of the sixteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of April 27, 2004, will receive, for each SUEZ share subscribed, an SAR (Share Appreciation Right), conferring entitlement to nine SUEZ shares issued within the scope of the fifteenth resolution of this Shareholders’ Meeting.

In the event of a reduction in the number of shares subscribed for by these employees as specified above, the number of shares to be issued under the terms of the fifteenth resolution of this Shareholders’ Meeting must also be reduced, by an amount equal to nine times the reduction implemented in relation to the employees under the sixteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of April 27, 2004.

Authorization for the Board of Directors to carry out the free grant of shares to employees (sixteenth resolution)

New legislation has recently come into effect in France providing for a new form of employee stock ownership by virtue of a free grant of shares.

The stock ownership mechanism is geared to encouraging more lasting ownership of securities in the Company rather than stock options which usually end with the sale of shares.

The shares that are thus granted to the employees are not intended to be an addition to the stock option plans authorized under the eighteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of April 27, 2004, but rather to act as a replacement for such stock option plans, either in whole or in part.

The Shareholders are asked to grant the Board of Directors an authorization to carry out such free grants of shares, for a period of twenty-six months, to corporate officers and staff of the Company and certain companies that are related to it. The number of free shares thus granted is limited to 1% of the share capital, calculated on the date of the decision by the Board of Directors. The total number of free shares granted will be deducted from the total number of shares which can be subscribed for or purchased under the terms of the eighteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of April 27, 2004, such shares being limited to 3% of the share capital, on the date of the Board of Directors’ decision.

Assuming that the Shareholders authorize the issue of marketable securities with cancellation of preferential subscription rights, in the context of the proposed resolutions described above, the Board of Directors will publish an additional report at the time that such resolutions are implemented, in accordance with the provisions of Article 155-2 of the decree of March 23, 1967.

This report will define the final terms and conditions of the transaction and will indicate:

•	the impact on Shareholder situations of the proposed issue and in particular in relation to their percentage interest in shareholders’ equity at the end of the previous fiscal year, it being noted that where this is more than six months prior to the proposed transaction, the impact will be assessed in light of interim financial statements drawn up in accordance with the same accounting methods and presentation rules as for the previous fiscal year’s balance sheet;

•	the theoretical impact on the current share price, calculated by reference to the average share price during the twenty stock market sessions preceding the transaction.

This information will be presented taking into account all the issued securities which are convertible, redeemable, exchangeable or otherwise exercisable for shares of the Company.

The Board of Directors

AUDITORS’ SPECIAL REPORT ON REGULATED RELATED-PARTY AGREEMENTS

FISCAL YEAR ENDED DECEMBER 31, 2004

As statutory auditors of your Company, we hereby present our report on regulated related party transactions.

The terms of our engagement do not require us to identify such other agreements, if any, but to communicate to you, based on information provided to us, the principal terms and conditions of those agreements brought to our attention, without expressing an opinion on their usefulness and appropriateness. It is your responsibility, pursuant to Article 92 of the decree of March 23, 1967, to assess the significance attached to these agreements and to their related approval.

AGREEMENTS AUTHORIZED DURING THE FISCAL YEAR

We hereby inform you that no agreement entered into during the year to which Article L.225-38 of the French Commercial Code would be applicable has been brought to our attention.

AGREEMENTS APPROVED IN PREVIOUS YEARS WITH CONTINUING EFFECT DURING THE YEAR

In addition, pursuant to the decree of March 23, 1967, we have been advised that the following agreements entered into and approved in previous years have had continuing effect during the year.

1. With SUEZ Group companies located in France, Belgium and the Netherlands

Nature and purpose

Within the framework of the SUEZ Group refinancing policy, it was decided to implement an international program for the securitization of receivables of Group companies located in France, Belgium and the Netherlands. This program known as Zeus comprises three sections: Helios, Demeter and Nausikaa.

At its meeting of January 9, 2002, your Board of Directors expressly authorized the agreements signed within this framework and approved the participation of SUEZ in the Demeter section including Sita and certain of its subsidiaries and the Helios section including Elyo and its subsidiary CPCU.

At its meeting of September 4, 2002, your Board of Directors approved the participation of SUEZ in the securitization program for the Nausikaa section which includes the Fabricom Group and certain of its subsidiaries.

In addition, your Board of Directors authorized SUEZ to grant a guarantee, in favor of the securitized debt fund (FCC) and participating parties, to cover the commitments of the SUEZ Group companies participating in the program.

Terms and conditions

As of December 31, 2004, outstanding receivables securitized as part of this program totaled 502.9 million of euros and the deposit available to the FCC totaled 110.2 million of euros.

2. With FirstMark Communication France

Nature and purpose

At its meeting of April 26, 2002, your Board of Directors authorized the contribution by SUEZ to Neuf Telecom (formerly LD Com) of the shares of FirstMark Communication France, at a value of 210 million of euros. Following this contribution, SUEZ received approximately 16.7% of the share capital of Neuf Telecom.

This contribution in favor of Neuf Telecom also includes direct commitments and a guarantee covering all of the obligations of the three subsidiaries of SUEZ which were merged with SUEZ Communication during fiscal year 2004.

Terms and conditions

This agreement had no impact on fiscal year 2004.

3. With S.I. Finance

Nature and purpose

In the context of the sale of Clininvest by SI Finance to Capio, your Board of Directors authorized, at its meeting of September 4, 2002, certain vendor warranties by SUEZ to Capio, as parent company of SI Finance.

The warranties cover compliance with contractual obligations relating to the sale. In addition, in the event of voluntary or compulsory liquidation of SI Finance, or the merger of this company with another company which is not controlled by your Company with the same financial resources as SI Finance, or in the event of the sale of SI Finance by your Company not meeting these criteria, your Company shall automatically assume the residual obligations of SI Finance.

These warranties are unlimited in amount and their duration shall be equal to that of guarantees granted by SI Finance (2007 at the latest).

Terms and conditions

Capio withdrew this guarantee on January 9, 2004.

4. With Ondeo Nalco

Nature and purpose

In the context of the sale by Ondeo Nalco of its corporate headquarters, followed by the signature of a 25-year lease agreement, which is renewable, your Board of Directors, at its meeting of November 20, 2002 authorized your Company to deliver a guarantee covering all Ondeo Nalco obligations. In its meeting of August 26, 2003, the Board of Directors voted to maintain this guarantee after the sale of Ondeo Nalco.

The guarantee is unlimited in amount for the duration of the leasehold obligations (including renewal periods) and obligations relating to other agreements. This guarantee is irrevocable and unconditional.

Ondeo Nalco provided a counter-guarantee in favor of SUEZ and the two companies which were signatories of a Participation Agreement entered into in connection with this transaction since the corresponding agreements had been previously authorized.

Terms and conditions

This guarantee had no impact on fiscal year 2004.

5. With SUEZ-TRACTEBEL

Nature and purpose

At its meeting of January 10, 2001, your Board of Directors authorized the agreement entered into between your Company and SUEZ - TRACTEBEL regarding the issue of a bond loan at a rate of 2.50%, with an option of exchange for shares in Umicore. The principal of the bond loan totaled 247 million of euros.

SUEZ - TRACTEBEL undertakes to sell its shares in Umicore to your Company at the market price (average of the closing stock market price for the last ten days of trading) plus 1% upon a simple written request from SUEZ or its duly authorized representatives, and to authorize the sale of other assets received in replacement of the shares in case of the transactions giving rise to an adjustment in the exchange ratio of the bonds.

SUEZ - TRACTEBEL also undertakes to systematically inform your Company of any transaction liable to affect the share capital of Umicore.

Finally, your Company undertakes to acquire from SUEZ - TRACTEBEL its shares in Umicore and, where applicable, the other assets received in case of transactions affecting the share capital of Umicore.

Terms and conditions

On February 20, 2004, SUEZ redeemed in advance the bond loan exchangeable into shares of Umicore, for a residual amount of 210 million of euros. As a result, all of the Umicore shares affected to the exchangeable bond issue were sold by SUEZ - TRACTEBEL to SUEZ.

6. With Elyo

Nature and purpose

At its meeting of July 4, 2001, your Board of Directors authorized the performance guarantee granted by your Company to Elyo, relating to the construction and operation of a household waste incineration plant in Rillieux-le–Pape (Rhône).

This agreement will expire on June 30, 2019.

Terms and conditions

This agreement had no impact on fiscal year 2004.

7. With Elyo, Lyonnaise des Eaux France, Ondeo, SUEZ Environnement, Sita France, SUEZ Finance and SUEZ - TRACTEBEL

Nature and purpose

At its meeting of July 4, 2001, your Board of Directors authorized the creation of a special-purpose financing vehicle, GIE SUEZ Alliance, and the membership of your Company in this special purpose financing vehicle.

During the same meeting, your Board of Directors granted a guarantee to the other members of the GIE which are subsidiaries of your Company. Thus, your Company, in its capacity as head of the Group, will be the ultimate guarantor, for any debt that any of the members would have to pay and which would be over its share.

At its meeting of March 6, 2002, your Board of Directors authorized the membership of SUEZ-TRACTEBEL in GIE SUEZ Alliance, and the granting by your Company to SUEZ-TRACTEBEL of the guarantee granted to all other members of the GIE in accordance with Article 2 of the internal agreement.

Terms and conditions

This agreement had no impact on fiscal year 2004.

8. With Cofixel

Nature and purpose

At its meeting of July 4, 2001, your Board of Directors authorized the sale by your Company of Ineo, Entrepose and Delattre-Levivier to Cofixel

(the French holding company of the Fabricom Group). The overall sale price was 276.9 million of euros, which corresponds to the price your Company paid Groupe GTM for these subsidiaries in October 2000.

During this same meeting, your Board of Directors also granted the following guarantees by your Company:

•	a certain number of other guarantees, limited to a maximum of 40 million of euros, to be implemented by December 31, 2005 at the latest, relating to all companies sold;

•	a guarantee in the event that Ineo were held liable for the fire that occurred at the Crédit Lyonnais corporate headquarters, for an unlimited amount and an unlimited time period.

Terms and conditions

These agreements had no impact on fiscal year 2004.

9. With SUEZ Environnement

Nature and purpose

Your Company holds a counter-guarantee from Sita for the guarantees provided by your Company to the Hong Kong authorities as part of the acquisition by Sita of the international activities of Browning-Ferries Industries. This undertaking does not indicate the amount or period of validity.

Moreover, your Company guaranteed the call for tenders for the Nent landfill ; this guarantee is still in force.

Terms and conditions

These agreements had no impact on fiscal year 2004.

10. With Crédit Agricole S.A.

Nature and purpose

Your Company granted vendor warranties to Crédit Agricole S.A. with respect to the sale of a majority controlling interest in Banque Indosuez.

This guarantee, limited to 24% of the sale price, was triggered during the first half of 2003 and a payment of 61.6 million of euros was made.

Terms and conditions

These agreements had no impact on fiscal year 2004.

11. With Findim

Nature and purpose

Your Company provided joint and several surety to the buyer of ISM SA for all payments owed by Findim. The surety concerns warranties granted within the framework of the sale of ISM SA, i.e., vendor warranties that are capped at 25% of the sale price, i.e., 40.4 million of euros. These warranties were valid for two years as from the closing date of the transaction, i.e., until September 30, 2000, with the exception of uncapped warranties covering tax and social security liabilities that are valid until the expiration of the legal limitation period.

Moreover, the Company provided joint and several surety covering all of Findim’s undertakings with respect to the sale of Banque La Hénin. This guarantee was valid until the end of 2001, with the exception of uncapped warranties covering tax and social security liabilities that are valid until the expiration of the legal limitation period.

Terms and conditions

These agreements had no impact on fiscal year 2004.

12. With Degrémont and Northumbrian Water Group

Nature and purpose

The guarantee and counter-guarantee given within the framework of the joint offer made by Northumbrian Water Group and Ondeo Degrémont for a contract to operate a waste water treatment plant are still in force.

Terms and conditions

This agreement had no impact on fiscal year 2004.

13. With Lyonnaise Deutschland

Nature and purpose

The receivable due by Lyonnaise Deutschland (amounting to 19.9 million of euros as of December 31, 2004), as well as the interest accrued or to accrue, is considered a debt of the lowest priority for which payment by Lyonnaise Deutschland will be subordinated to the Company’s return to profit or to a liquidating dividend being recorded.

Terms and conditions

This agreement had no impact on fiscal year 2004.

14. With Compagnie Foncière Internationale (CFI)

Nature and purpose

Within the framework of the commitments undertaken by CFI regarding its personnel in July 1994, retirement termination payments to CFI personnel transferred to Unibail (until September 30, 2004) were guaranteed by Compagnie de SUEZ and were assumed by your Company at the time of the merger.

Terms and conditions

This agreement had no impact on fiscal year 2004.

15. With Findim and its direct and indirect subsidiaries

Nature and purpose

Following the decisions made concerning the grouping together of all real estate business activities of the Compagnie de SUEZ group within the Findim (formerly Crédisuez) Group, value guarantees were granted by Compagnie de SUEZ to Réaumur Participation and three of its subsidiaries (Savipar, Financière Astorg Saussaies and S.N.C. Partirel).

In addition, Compagnie de SUEZ had authorized the granting of a joint and several surety regarding the group buying Société de Crédit à l’Habitation, for a period of 10 years, i.e., until April 2007, and limited to the guarantee relating to potential obligations, events or risks that could affect the management of debts, which have, for the most part, been extinguished, of the business activities contributed by Banque La Hénin and Banque Monod to the company sold.

Terms and conditions

A provision for the full amount of the residual guarantee, which was 4.8 million of euros as of December 31, 2003, was recorded in the financial statements as of such date. The entire guarantee was called during fiscal year 2004 and as a result the provision was reversed during the same period.

We conducted our procedures in accordance with professional standards applicable in France; those standards require that we conduct procedures in order to agree the information provided to us with relevant source documents.

Neuilly-sur-Seine, April 12, 2005

The Statutory Auditors

Deloitte & Associés	Barbier Frinault & Autres Ernst & Young

Jean-Paul Picard

Christian Chochon

This is a free translation of a French language original for convenience purposes only. It should be understood that the agreements reported on are only those provided by the French Commercial Code and that the report does not apply to those related party transactions described in IAS 24 or other equivalent accounting standards.

AUDITORS’ SPECIAL REPORT TO THE ANNUAL AND EXTRAORDINARY GENERAL MEETING OF MAY 13, 2005

To the Shareholders of SUEZ,

As statutory auditors of SUEZ, we hereby present you with our report on the various transactions submitted for your approval.

1. Report on reducing the share capital by canceling shares purchased (fourteenth resolution)

In compliance with Article L.225-209, paragraph 5 of the French Company Law (Code de commerce) in respect of the cancellation of a Company’s own shares previously repurchased, we hereby present you with our report on the reasons for and conditions of the proposed reduction in share capital.

We conducted our work in accordance with the French professional standards. Those standards require that we perform the necessary procedures to examine whether the reasons for and conditions for the proposed reduction in the share capital are due and proper.

This operation falls within the framework of the purchase by your Company of its own shares, up to a maximum of 10% of the share capital, in accordance with Article L.225-209, paragraph 5 of the French Company Law (Code de commerce). Moreover, this purchase authorization is proposed to your shareholder’s meeting for approval and would be given for a period of 18 months (thirteenth resolution).

Your Board of Directors requests that it be empowered, for a period of 18 months to proceed with the cancellation of own shares the Company was authorised to purchase, up to a maximum of 10% of its share capital for a period of 24-month.

We have nothing to report on the reasons for and conditions of the proposed reduction in share capital, which can be performed only after your shareholder’s meeting has already approved the purchase by your Company of its own shares.

2. Report on the increase in share capital reserved for Spring Multiple 2005 SCA (fifteenth resolution)

In compliance with Article L.225-135 of French Company Law (Code de commerce), we hereby report on the proposed share capital increase reserved for Spring Multiple 2005 SCA upon which you are called to vote. The total number of shares subscribed pursuant to the fifteenth resolution is limited to a maximum par value amount of 30 million of euros.

Your Board of Directors proposes that, on the basis of its report, it be empowered to determine the conditions of this operation for a period of one year, in accordance with Article L.225-129-1 of the French Company Law (Code de commerce) and proposes to cancel your preferential subscription rights.

We conducted our work in accordance with French Professional standards. Those Standards require that we perform the necessary procedures to verify the methods used for determining the issue price.

Subject to a subsequent examination of the conditions for the proposed increase in share capital, we have nothing to report on the methods used for determining the share issue price provided in the Board of Directors’ Report.

As the share issue price has not yet been determined, we do not express an opinion on the final conditions for the increase in share capital, and, consequently, on the proposed cancellation of preferential subscription rights, the principal of which is, however, inherent to the operation submitted to your approval.

In Accordance with Article 155-2 of the law of March 23, 1967, we will issue a supplementary report when the increase in share capital has been performed by your Board of Directors.

3. Report on the authorization for the Board of directors to carry out the free grant of shares to employees and corporate officers (sixteenth resolution)

In compliance with the Article L.225-197-1 of the French Company Law (Code de commerce), we hereby report on the empowerment the Board of Directors to carry out the free grant of shares, being both existing and those to be issued in the future, on one or more occasions, within a period of twenty six months from the date of this Shareholders’ Meeting, in favor of those that they designate from among the corporate officers and employees of the company and certain companies or economic interest groupings with whom they are related, pursuant to the conditions specified at L.225-197-2 of the French Company Law (Code de commerce).

The total number of shares granted pursuant to this authorization may not exceed 1 % of the total share capital, calculated on the date of the decision by the Board of Directors, and the shares issued will be included in the limitation of 3% of the total capital that the Board of Director can use to subscribe for and purchase shares, as authorized by your shareholder’s meeting of April 27, 2004.

Your Board of Directors proposes that, it be empowered to carry out the free grant of shares, both existing and those to be issued in the future, to certain corporate officers and employees. It is the Board of Director’s responsibility to establish a report on this proposed operation. It is our responsibility to provide you with our comments, if any, on the information given to you about the proposed operation in the Board of Directors’ report.

As there is no professional standard for this type of operation (which has been created by a legal disposition of December 30, 2004), we have performed the procedures we deemed necessary in order to verify that the proposed operation complies with the legal requirements.

We have nothing to report regarding the information given in the Board of the Directors’ report with regards to the proposed free grant of shares.

Neuilly-sur-Seine, April 12, 2005

The Statutory Auditors

Deloitte & Associés	Barbier Frinault & Autres Ernst & Young

Jean-Paul Picard

Christian Chochon

This is a free translation of a French language original for convenience purpose only.

INDEPENDENT EXPERT’S REPORT

ON THE TERMS AND CONDITIONS OF THE SHARE CAPITAL INCREASE RESERVED FOR SPRING MULTIPLE 2005 SCA WITH RESPECT TO EMPLOYEES OF FOREIGN SUBSIDIARIES

To the Shareholders,

In my capacity as independent expert, I hereby present you with my report on the share capital increase reserved for Spring Multiple 2005 SCA, a Luxembourg company, created at the request of the Board of Directors in order to offer non-French employees of the Group an employee savings plan under terms and conditions comparable to those offered to French employees.

The aim of this transaction is to enable non-French employees of the Group who wish to participate in the leveraged employee savings plan to benefit, through Spring Multiple 2005 SCA, from subscription terms and conditions for new Suez shares equivalent to those offered to employees of French companies under the Group Savings Plan.

In accordance with the legal provisions governing Group Savings Plans, French employees can, in effect, subscribe through an employee investment fund for Suez shares at a price which is 20% below the average of the opening listed prices during the twenty stock market sessions preceding the decision of the Board of Directors or the Chairman, as the case may be, to issue shares reserved for French employees, pursuant to the sixteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of April 27, 2004.

The share capital increase reserved indirectly for employees of non-French Group subsidiaries shall enable them to subscribe for Suez shares under the following terms and conditions:

•	the share capital increase resulting from this subscription shall not exceed a maximum par value amount of 30 million of euros, on one or more occasions, within a one-year period;

•	the subscription price will be exactly the same as that offered to French employees, that is at a price 20% below the average of the opening listed prices during the twenty stock market sessions preceding the date of the decision to issue shares reserved for French and non-French employees.

This report is based on a review of the terms and conditions of the share capital increase reserved for Spring Multiple 2005 SCA. It does not focus on the detailed terms and conditions under which this Luxembourg company is organized in order to reproduce, for non-French employees, an economic profile as close as possible to that offered to employees of French Group companies, using an identical subscription price.

Based on the various documents provided, my analysis of the transaction which you are asked to approve leads me to confirm that the subscription price offered to non-French employees of your Group via Spring Multiple 2005 SCA is indeed identical to that offered to French employees.

I would remind you that in order to preserve this equality of subscription terms and conditions, share capital increases reserved for the employees of the French companies on the one hand and those reserved for the employees of non-French subsidiaries must be performed at the same time.

It is consequently your responsibility to assess the subscription terms and conditions offered to Spring Multiple 2005 SCA and approve or reject the resolution regarding this transaction proposed by the Board of Directors.

Paris, March 23, 2005

Jean Borjeix

RESOLUTIONS

A. RESOLUTIONS PRESENTED TO THE ORDINARY SHAREHOLDERS’ MEETING

First resolution - Approval of transactions and the annual financial statements for fiscal year 2004

The Shareholders, deliberating as an Ordinary Shareholders’ Meeting, and having reviewed the Board of Directors’ Report and the Statutory Auditors’ Reports, approve the transactions which took place in fiscal year 2004 and the Company financial statements for the year ended December 31, 2004, as presented.

Second resolution - Appropriation of earnings and declaration of the dividend

The Shareholders, deliberating as an Ordinary Shareholders’ Meeting and noting net profits for the fiscal year of 1,743,540,312.88 euros and negative retained earnings of 2,854,530 euros, approve the appropriation of the net sum of 1,740,685,782.88 euros, as proposed by the Board of Directors, as follows:

in euros
Statutory dividend of 5% of the par value of the 1,020,465,386 shares existing at December 31, 2004	102,046,538.60
Additional dividend on the 1,020,465,386 shares	714,325,770.20
Total distribution	816,372,308.80
Retained earnings	924,313,474.08
1,740,685,782.88

Accordingly, the Shareholders declare a net dividend for fiscal year 2004 of 0.80 euro per share. This entire distribution is eligible for the 50% deduction specified in paragraph 3 of Article 158 of the French Tax Code.

This dividend shall be payable as from Monday, May 16, 2005.

In the event that on the date the dividend is paid, the Company holds a certain number of its own shares, the sum corresponding to the dividends not paid on these shares will be allocated to the retained earnings account.

Pursuant to applicable law, the Shareholders hereby record that distributions in respect of the previous three fiscal years were as follows:

Fiscal Year	Number of shares with dividends	Breakdown of amounts (in €)	Net dividend (in €)	Avoir fiscal (in €)	Total earnings (in €)
2001	985,306,648 shares fully paid in	699.6 million	0.71	0.355	1.065
	4,817,150 shares not fully paid in	2.9 million	0.61	0.305	0.915
2002	991,856,863 shares fully paid in	704.2 million	0.71	0.355	1.065
	3,386,799 shares not fully paid in	2.1 million	0.61	0.305	0.915
2003	992,256,980 shares fully paid in	704.5 million	0.71	0.355	1.065
	3,273,914 shares not fully paid in	2.3 million	0.71	0.355	1.065

Third resolution - Reallocation of the special long-term capital gains reserve accounts within shareholders’ equity

The Shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report and in order for the Company to comply with legislation, approve the following three movements in accounting entries:

•	the transfer of the balance on the Special long-term capital gains reserve account of 15,671,320.91 euros to the “Miscellaneous reserves” account;

•	the transfer of the Special long-term capital gains reserve sub-account amounting to 96,213,475.12 euros from the “Additional paid-in capital” account to the same “Miscellaneous reserves” account,

•	the transfer of 2,854,530 euros, which corresponds to the special 2.5% tax that the Company is liable to pay on it special long-term capital gains reserve accounts, from the “Miscellaneous reserves” account to the “Retained earnings” account.

Fourth resolution - Regulated related-party agreements

The Shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Auditors’ Report on regulated related-party agreements falling within the scope of Articles L.225-38 and L.225-86 of the French Commercial Code, note the information contained in such Auditors’ Report.

Fifth resolution - Approval of the consolidated financial statements for fiscal year 2004

The Shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report and the Statutory Auditors’ Reports on the consolidated financial statements, approve the consolidated financial statements for the year ended December 31, 2004 as presented.

Sixth resolution - Renewal of the term of office of a Director (Mr. Paul Desmarais Jr.)

The Shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report, renew the term of office of Mr. Paul Desmarais Jr., as a member of the Board of Directors, for a period of four years.

Mr. Paul Desmarais Jr.’s term of office shall expire at the end of the Annual Ordinary Meeting held to approve the fiscal year 2008 financial statements.

Seventh resolution - Renewal of the term of office of a Director (Mr. Gérard Mestrallet)

The Shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report, renew the term of office of Mr. Gérard Mestrallet as a member of the Board of Directors, for a period of four years.

The term of office of Mr. Gérard Mestrallet will expire at the end of the Ordinary Shareholders’ Meeting held to approve the financial statements of fiscal year 2008.

Eighth resolution - Renewal of the term of office of a Director (Lord Simon of Highbury)

The Shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report, renew the term of office of Lord Simon of Highbury as a member of the Board of Directors, for a period of four years.

The term of office of Lord Simon of Highbury will expire at the end of the Ordinary Shareholders’ Meeting held to approve the financial statements of fiscal year 2008.

Ninth resolution - Appointment of a Director (Mr. Richard Goblet d’Alviella)

The Shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report, appoint Mr. Richard Goblet d’Alviella to the Board of Directors from the end of this Shareholders’ Meeting and for a term of four years.

Mr. Richard Goblet d’Alviella’s term of office shall expire at the end of the Annual Ordinary Shareholders’ Meeting held to approve the financial statements of fiscal year 2008.

Tenth resolution - Renewal of the appointment of a Principal Statutory Auditor

The Shareholders, deliberating as an Ordinary Shareholders’ Meeting, renew the appointment of Deloitte & Associés, a French société anonyme (corporation) with share capital of 1,723,040 euros, whose registered headquarters are located at 185, avenue Charles-De-Gaulle, 92200 Neuilly-sur-Seine, France, registered with the Trade and Commercial Registry of Nanterre under number 572 028 041 (RCS Nanterre), as Principal Statutory Auditor, for a period of six fiscal years.

The appointment of Deloitte & Associés will expire at the end of the Ordinary Shareholders’ Meeting held to approve the financial statements for fiscal year 2010.

Eleventh resolution - Renewal of appointment of a Deputy Statutory Auditor

The Shareholders, deliberating as an Ordinary Shareholders’ Meeting, renew the appointment of BEAS, a French société à responsabilité limitée (limited liability company) with share capital of 8,000 euros, whose registered office is at 7-9, villa Houssay, 92200 Neuilly-sur-Seine, France, registered with the Trade and Companies Registry of Nanterre under number 315 172 445 (RCS Nanterre), as Deputy Statutory Auditor.

BEAS will act as the deputy statutory auditor for Deloitte & Associés and its appointment will expire at the same time as the appointment of Deloitte & Associés, that is, at the end of the Ordinary Shareholders’ Meeting held to approve the financial statements for fiscal year 2010.

Twelfth resolution - Appointment of a Deputy Statutory Auditor

The Shareholders, deliberating as an Ordinary Shareholders’ Meeting, appoint Mr. Francis Gidoin, a member of the Compagnie régionale des Commissaires aux Comptes de Versailles (The Regional Association of Statutory Auditors of Versailles) as Deputy Statutory Auditor.

Mr. Francis Gidoin will act as the deputy for Barbier Frinault & Autres (Ernst & Young) and his appointment will expire at the same time as the appointment of Barbier Frinault & Autres (Ernst & Young), that is, at the end of the Ordinary Shareholders’ Meeting held to approve the financial statements for fiscal year 2006.

Thirteenth resolution - Authorization for the Board of Directors to trade in the Company’s shares

The Shareholders, deliberating as an Ordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report and the prospectus approved by the Autorité des Marchés Financiers (the French financial markets authority), authorize the Board of Directors to purchase Company shares in accordance with the terms and conditions set forth in Article L.225-209 of the French Commercial Code in connection with:

•	enabling an investment services provider to stabilize the share price, under a liquidity agreement, in accordance with the terms of the Code of Conduct of the AFEI (French Association of Investment Firms);

•	their subsequent cancellation as part of a reduction in share capital decided or authorized by an Extraordinary Shareholders’ Meeting;

•	granting or selling them to employees or former employees of the Group, or to implement stock option plans;

•	keeping them or subsequently using them in exchange or as payment for external growth transactions;

•	using them as coverage for issued securities which carry with them rights to shares in the Company, by means of allotment of shares at the time when the rights attached to the issued securities are exercised, which give entitlement by way of redemption, conversion, exchange, presentation of a coupon or any other means, to the allotment of shares in the Company.

And, in accordance with the following terms:

•	the maximum number of shares purchased may not exceed 10% of the share capital on the date of this decision and the aggregate amount of purchases, net of expenses, may not exceed 3.6 billions of euros;

•	the maximum purchase price may not exceed 36 euros and the minimum sale price may not be less than 16 euros. However, where it is decided to apply the possibilities offered by paragraph 3 of the aforementioned Article L.225-209, the rules relating to the sale price shall be those set by the legislation in force.

The purchase of shares, together with their sale or transfer may be performed by any means, on the stock market or over-the-counter. Such means include trading in financial derivatives, on a regulated market or over-the-counter and the implementation of option transactions such as the purchase or sale of calls or puts. These transactions may be performed at any time.

In the event of a share capital increase by capitalization of reserves and the free grant of shares, or a share split or reverse share split, the aforementioned prices shall be adjusted arithmetically in the proportion required by the change in the total number of shares as it results from the transaction.

This authorization comes into effect at the end of this Shareholders’ Meeting and is valid for a period of eighteen months as from the date hereof; it supersedes the authorization granted by the twelfth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of April 27, 2004.

The Shareholders confer full powers on the Board of Directors, with the possibility of delegation, to implement this authorization, enter into any agreements, perform all formalities, file returns with all appropriate bodies or entities and generally do all that is necessary in this respect.

B.• RESOLUTIONS PRESENTED TO THE EXTRAORDINARY SHAREHOLDERS’ MEETING

Fourteenth resolution - Authorization for the Board of Directors to reduce the Company’s share capital by cancelling shares

The Shareholders, deliberating as an Extraordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report and the Auditors’ Special Report, authorize the Board of Directors, pursuant to Article L.225-209 of the French Commercial Code, to reduce the share capital of the Company, on one or more occasions, by cancelling all or part of the shares purchased by the Company, up to a maximum of 10% of the share capital by twenty-four month period.

This authorization is granted for a period of eighteen months as from the date of this Shareholders’ Meeting and supersedes that granted by the fifteenth resolution presented to the Combined Ordinary and Extraordinary Shareholders’ Meeting of April 27, 2004.

The Shareholders confer full powers on the Board of Directors to:

•	perform such share capital reductions;

•	set the final amount of the decrease, determine the terms and conditions and take note of the completion thereof;

•	deduct the difference between the book value of the cancelled shares and their par value from reserves and additional paid-in capital;

•	make the appropriate amendments to the bylaws and generally do all that is necessary;

•	in accordance with applicable law as of the date of implementation of this authorization.

Fifteenth resolution - Authorization for the Board of Directors to increase the Company’s share capital, with cancellation of preferential subscription rights, in favor of Spring Multiple 2005 SCA

Nota Bene:

Employees, eligible to participate in one of the multiple Spring 2005 operation formulas, and employed by non-French subsidiaries of the SUEZ Group located in the following countries:

Germany, Argentina, Australia, Austria, Belgium, Brazil, Chile, Spain, the United States, Hong Kong, Hungary, Indonesia, Macao, Morocco, Mexico, Norway, New Caledonia, the Netherlands, Peru, Poland, French Polynesia, Portugal, the Principality of Monaco, the Czech Republic, the United Kingdom, Sweden, Switzerland and Thailand

who are SUEZ shareholders at the date of this Shareholders’ Meeting and who wish to attend the meeting or be represented must not take part in the vote on the fifteenth resolution if they wish later to subscribe to one of the multiple Spring 2005 operation formulas.

The Shareholders, deliberating as an Extraordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report, the Auditors’ Special Report and the Independent Expert’s Report:

•	authorize the Board of Directors to increase the share capital, on one or more occasions, during a period of one year commencing on the date of this Shareholders’ Meeting, up to a maximum nominal amount of 30 million of euros by the issue of a maximum number of 15 million new shares of a 2 euros par value each. The final amount (the “Final Amount”) of the share capital increase shall be calculated as follows:

10 x + 9 a

where x and a, after any reductions, are as follows:

•	“x”, total employee subscriptions to the share capital of Spring Multiple 2005 SCA,

•	“a”, the total amount of subscriptions, in the context of the sixteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of April 27, 2004, pursuant to the Spring Multiple 2005 formula, as described in the Board of Directors’ Report, by employees with employment contracts governed by the laws of Germany, the United States, Australia, Austria, Spain, the Netherlands, Norway, Poland, Sweden and Thailand to the share capital of SUEZ or by employees of any other country that is added to this list by the Board of Directors as specified at paragraph b) below;

•	decide that the total amount of subscriptions by each employee may not exceed the amount indicated above and, in the event of excess employee subscriptions, these shall be reduced in accordance with the indications specified in the Board of Directors’ Report;

•	decide to cancel the Shareholders’ preferential subscription rights and reserve subscription of all shares to be issued in favor of Spring Multiple 2005 SCA, a Luxembourg company, being a société en commandite par actions, (a limited partnership with shares), with share capital of 31,000 euros, whose registered headquarters are located at 3, avenue Pasteur, L-2311 Luxembourg and registered with the Trade and Companies Registry of Luxembourg;

•

decide that the issue price of the new shares to be issued shall be identical to the price of shares issued in the next share capital increase reserved for employees pursuant to the sixteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of April 27, 2004 and shall be equal to 80% of the average listed opening price of SUEZ shares on the Paris Bourse during the 20 stock market sessions preceding the date of the decision of the Board of Directors or where applicable the decision of the Chairman, which sets the subscription period opening date for the share issue reserved for employees;

•	confer full powers on the Board of Directors, including the possibility of delegation of such powers, in particular to:

a) set the date or dates and the terms and conditions of the issues of share capital which will be implemented pursuant to this authorization and, in particular, set the number of new shares to be issued in accordance with the principles and objective criteria approved above, their effective date which may even be retroactive, and the issue price in accordance with the above rules,

b) calculate the subscription formulas which will be offered to employees in each country, in light of the constraints of applicable local laws and, as the case may be, add or subtract countries to and from the list for the purposes of calculating the values of “x” and “a”, as specified above,

c) decide, as the case may be, that the amount of the share issue or that of each share issue, shall be limited to the amount of subscriptions received by SUEZ, in accordance with applicable legal and regulatory requirements,

d) duly note the completion of the share issues up to the final amount as defined above,

e) enter into any agreements and perform, either directly or through duly authorized representatives, all transactions and formalities,

f) make the relevant amendments to the bylaws in respect of the share issues,

g) offset share issue costs against the share premiums relating to these issues and deduct from this amount the sums necessary to increase the legal reserve to one tenth of the new share capital amount after such share issue,

h) generally, do all that is necessary.

Sixteenth resolution - Authorization for the Board of Directors to carry out the free grant of shares to employees

The Shareholders, deliberating as an Extraordinary Shareholders’ Meeting and having reviewed the Board of Directors’ Report and the Auditors’ Special Report, and in accordance with the provisions of the French commercial code and in particular Articles L.225-197-1 et seq.:

•	authorize the Board of Directors to grant free shares, being both existing shares and those to be issued in the future, on one or more occasions, within a period of twenty-six months from the date of this Shareholders’ Meeting, in favor of those that they designate from among the corporate officers and employees of the Company and certain companies or economic interest groupings with whom they are related, pursuant to the conditions specified at L.225-197-2 of the above mentioned code;

•	decide that:

•	the Board of Directors will identify the beneficiaries together with the terms and, as the case may be, the criteria for the grant of the shares,

•	in the event that transactions are carried out by the Company which may affect the value of the shares making up its capital, adjustments will be made to the number of shares being granted,

•	without prejudice to the impact of the adjustments mentioned above, the total number of shares granted pursuant to this authorization may not exceed 1% of the share capital, calculated on the date of the decision by the Board of Directors, it being understood that the total number of free shares granted will be deducted from the total number of shares which can be subscribed for or purchased under the terms of the eighteenth resolution of the Combined Ordinary and Extraordinary Shareholders’ Meeting of April 27, 2004, concerning the grant of stock options - such grant of shares being limited to 3% of the share capital of the Company, on the date of the Board of Directors’ decision,

•	the grant of shares to beneficiaries shall be definitive at the end of a minimum 2-year vesting period and the minimum holding period for these shares by the beneficiaries is set at 2 years;

•	note that this decision includes a full waiver by the Shareholders, in favor of the beneficiaries of the free grant of shares, of their rights in respect of the portion of the reserve accounts, which as applicable, will be incorporated into the share capital of the Company, in the event of an issue of new shares;

•	confer full powers on the Board of Directors, with the possibility of sub-delegation, to implement this authorization, in full compliance with the laws and regulation in force and effect.

Seventeenth resolution - Powers to carry out the Shareholders’ decisions and perform the related formalities

The Shareholders, deliberating as an Extraordinary Shareholders’ Meeting, confer full powers on the bearer of the original or a copy or extract of the minutes of this meeting to comply with all necessary filing or other formalities.

All Shareholders, regardless of the number of shares that they hold, shall be entitled to take part in the deliberations of the Shareholders’ Meeting.

However, only the following shareholders, who have previously proved their capacity as Shareholders, shall be admitted to the Shareholders’ Meeting or may be represented at such meeting:

•	in respect of registered shares: these must be registered with the Shareholders’ Meeting Department of Crédit Agricole Investor Services Corporate Trust “CA-IS CT”, in fully registered form or in administered registered form, at least one day prior to the Shareholders’ Meeting,

•	in respect of registered bearer shares: by producing proof, within the same time period, that the shares are blocked in an account held by a financial intermediary, up to the date of the Shareholders’ Meeting, to the Shareholders’ Meeting Department of CA-IS CT.

As an alternative to attending the Shareholders’ Meeting in person, Shareholders may choose between one of the three following options:

1) send a proxy form to the Company, without stating the identity of the proxy holder;

2) vote by mail;

3) give a proxy to their spouse or another Shareholder.

Requests made by Shareholders for draft resolutions to be included on the agenda of the Shareholders’ Meeting, being made in accordance with the legal requirements relating to the possession, or the representation of those possessing, the necessary percentage of share capital, must be sent to the registered headquarters, by registered letter with acknowledgement of receipt requested, within 10 days from the date of publication of this notice (pursuant to Articles 128 and 130 of the Decree of March 23, 1967).

A form for voting by mail or a proxy form will be sent directly to all registered Shareholders. Those holding bearer shares may obtain this form from the Shareholders’ Meeting Department of CA-IS CT, as from the date of the notice calling the Shareholders’ Meeting, by sending a request by registered letter with acknowledgment of receipt requested. This letter of request must be received by the Shareholders’ Meeting Department, CA-IS CT, 14, rue Rouget-de-Lisle, 92862 Issy-les-Moulineaux Cedex 9, France at the latest six days prior to the Shareholders’ Meeting.

If any Shareholder that chooses to vote by mail, it will not be able to attend, or be represented at, the Shareholders’ Meeting.

The vote by mail must be returned in such a way that the Shareholders’ Meeting Department of CA-IS CT will receive it at the latest three days prior to the Shareholders’ Meeting.

In accordance with Article 136 of the Decree of March 23, 1967, as amended on May 3, 2002, any Shareholder having complied with one of the options mentioned above may nevertheless sell all or part of its shareholding during the minimum registration period for registered shares or the blocked period for bearer shares, by notifying the account keeper duly empowered by the Autorité des Marchés Financiers, to cancel such option or the blocking of the shares, before 3.00 p.m., Paris time, on the day before the Shareholders’ Meeting, provided that if an entrance pass has been requested or a vote by mail has been lodged or a proxy has been submitted, the account keeper duly empowered by the Autorité des Marchés Financiers must be given full details in this respect to enable the cancellation of the vote or the modification of the number of shares and corresponding voting rights, to be included in the vote.

The Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2005	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary